SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 24 July 2006

Commission File Number 000-10906

The BOC Group plc

Chertsey Road, Windlesham
Surrey, GU20 6HJ England

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑

Enclosure: Scheme Document relating to the recommended cash offer for The BOC Group by Linde AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2006	By:	/s/ Alan Ferguson
Name: Alan Ferguson
Title: Group Finance Director

TO VOTE ON THE PROPOSALS
Whether or not you plan to attend the Meetings:

1.	Complete and return the BLUE Form of Proxy in respect of the Court Meeting, to be received by no later than 2:00 p.m. on Monday 14 August 2006 or, alternatively, it may be handed to the Chairman of the Court Meeting or the Registrars before the start of the Court Meeting.

2.	Complete and return the WHITE Form of Proxy in respect of the EGM, to be received by no later than 2:15 p.m. on Monday 14 August 2006.

3.	Alternatively, certain shareholders may submit their proxies electronically by following the instructions set out on page 6 of this document.
If you require assistance, please telephone
Lloyds TSB Registrars
on 0845 600 0301 (from within the UK)
or +44 1903 276 342 (from outside the UK)
between 8:30 a.m. and 5:30 p.m. Monday to Friday (except UK public holidays)
The completion and return of Forms of Proxy will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so and are so entitled.
IT IS IMPORTANT THAT, FOR THE COURT MEETING IN PARTICULAR, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF BOC SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY ENCOURAGED TO SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.
This page should be read in conjunction with ACTION TO BE TAKEN on page 6 of this document and the rest of this document.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART TWO OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser if you are taking advice in a territory outside the United Kingdom.
If you have sold or otherwise transferred all of your BOC Shares, please send this document together with the accompanying documents as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or transferred part of your holding of BOC Shares, please consult the stockbroker, bank or other agent through whom the sale or transfer was effected before forwarding anything to the purchaser or transferee.
The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Recommended Cash Offer by
Linde AG
for
The BOC Group plc
to be implemented
by means of a Scheme of Arrangement
under section 425 of the Companies Act 1985

Your attention is drawn to the letter from the Chairman of BOC in Part One of this document, which contains the unanimous recommendation of the BOC Directors that you vote in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the Extraordinary General Meeting. A letter from JPMorgan Cazenove and Merrill Lynch explaining the Scheme appears in Part Two of this document.
Notices of a Court Meeting and an Extraordinary General Meeting of BOC, each of which will be held at the New Connaught Rooms (the Grand Hall), 61-65 Great Queen Street, Covent Garden, London WC2B 5DA, England on Wednesday 16 August 2006, are set out in Parts Twelve and Thirteen of this document. The Court Meeting will start at 2:00 p.m. on that date and the EGM at 2:15 p.m. (or as soon thereafter as the Court Meeting is concluded or adjourned).
The action to be taken by BOC Shareholders in respect of the Meetings is set out on page 6 of this document. BOC Shareholders will find enclosed with this document a blue Form of Proxy for use in connection with the Court Meeting and a white Form of Proxy for use in connection with the EGM. Whether or not you intend to attend the Meetings in person, please complete and sign both of the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to the Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZN, as soon as possible and, in any event, so as to be received at least 48 hours before the Court Meeting and/or the EGM (as the case may be). You may also appoint a proxy electronically by following the instructions set out in notes 6 and 7 of the EGM notice contained in Part Thirteen of this document. Forms of Proxy returned by fax will not be accepted.
If the blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting or the Registrars before the start of that Meeting. However, in the case of the EGM, unless the white Form of Proxy is returned by the time noted above, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, if you so wish and are so entitled.
BOC Shareholders (other than Restricted Overseas Persons) will also find a green Loan Note Form of Election enclosed with this document to be used if you wish to elect to receive Loan Notes instead of cash in respect of all or part of your holding of Scheme Shares.
If you have any questions about this document, the Court Meeting, the EGM or the Offer, or are in any doubt as to how to complete the Forms of Proxy or the Loan Note Form of Election, please call the BOC Shareholder helpline between 8:30 a.m. and 5:30 p.m. Monday to Friday (except UK public holidays) on 0845 600 0301 (from within the UK) or +44 1903 276 342 (from outside the UK). Calls will be charged at LoCall or international rates as the case may be. Please note that calls may be monitored or recorded and the helpline cannot provide financial advice or advice on the merits of the Offer.
Deutsche Bank, which is authorised by Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and by the FSA and is regulated by the FSA for the conduct of UK business, is acting exclusively for Linde and no one else in connection with the Offer and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.
Morgan Stanley is acting as financial adviser to Linde in connection with the Offer and no one else and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this document.
JPMorgan Cazenove, which is regulated in the UK by the FSA, is acting exclusively for BOC and no one else in connection with the Offer and will not be responsible to anyone other than BOC for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the Offer or any other matters referred to in this document.
Merrill Lynch is acting exclusively for BOC in connection with the Offer and no one else and will not be responsible to anyone other than BOC for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this document.

IMPORTANT NOTICE
The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the United States or of Canada, Australia, Japan, Malaysia or New Zealand and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, Loan Notes are not being, and unless permitted by applicable law and regulation, may not be, offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia, Japan, Malaysia or New Zealand or to, or for the account or benefit of, any Restricted Overseas Person.
Notice to US investors in BOC: The Offer relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in the documentation has been prepared in accordance with accounting standards applicable in the UK and Germany that may not be comparable to the financial statements of US companies. If Linde exercises its right in the future to implement the Offer by way of a takeover offer, the Offer will be made in compliance with the applicable US laws and regulations.
BOC is currently subject to the informational requirements of the US Exchange Act and, in accordance therewith, files reports and other information with the SEC. Reports and other information filed by BOC with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC’s website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com. Following the Effective Date, the BOC ADSs will be delisted from the New York Stock Exchange and the BOC ADSs and the underlying BOC Shares will be deregistered with the SEC. BOC’s SEC reporting obligations will be suspended shortly after the Effective Date upon the filing of the required forms with the SEC, and BOC’s SEC reporting and other obligations will terminate upon the deregistration becoming effective 90 days thereafter.
This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document and the accompanying documents have been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of England and Wales.
The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set out in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of BOC or the BOC Group, or of Linde or the Linde Group, except where otherwise stated.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements under United States securities laws. These statements are based on the current expectations of the management of BOC and Linde (as applicable) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects on Linde of the Offer, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, potential disposals and other strategic options and all other statements in this document other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, Linde’s ability to successfully integrate the operations and employees of BOC, as well as additional factors, such as changes in economic conditions, success of business and operating initiatives and restructuring objectives, customers’ strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither BOC nor Linde undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.
DEALING DISCLOSURE REQUIREMENTS
Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of BOC, all “dealings” in any “relevant securities” of BOC (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3:30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or until the date on which the Scheme lapses or is otherwise withdrawn or on which the “offer period” otherwise ends (or, if Linde elects to effect the Offer by way of a takeover offer, until the date on which such offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of BOC, they will be deemed to be a single person for the purposes of Rule 8.3.
Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of BOC by Linde or BOC, or by any of their respective “associates”, must be disclosed by no later than 12:00 noon (London time) on the Business Day following the date of the relevant transaction. The Panel has granted relief from the requirements of Rule 8.1 in respect of certain directors of BOC Group companies not involved in the Offer discussions so as to allow BOC to issue an aggregated disclosure in relation to all such directors on each Friday (other than a bank holiday) to the extent any dealings have been carried out by them during the week preceding such disclosure.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.
“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date

Latest time for lodging Forms of Proxy for:
Court Meeting (blue form)	2:00 p.m. on Monday 14 August 2006(1)(2)
EGM (white form)	2:15 p.m. on Monday 14 August 2006(1)
Voting Record Time	6:00 p.m. on Monday 14 August 2006
Court Meeting	2:00 p.m. on Wednesday 16 August 2006
EGM	2:15 p.m. on Wednesday 16 August 2006(3)
The following dates are indicative only and are subject to change.
Latest time for lodging Loan Note Forms of Election (green form)	3:00 p.m. on Sunday 3 September 2006(1)
Scheme Record Time	6:00 p.m. on Monday 4 September 2006
Hearing and Order Date	Monday 4 September 2006
Last day of dealings in, and for registration of transfers of, BOC Shares	Monday 4 September 2006
Dealings in BOC Shares suspended	5:00 p.m. on Monday 4 September 2006
Filing of the Order sanctioning the Scheme	Tuesday 5 September 2006
Effective Date of the Scheme	Tuesday 5 September 2006
Cancellation of listing of BOC Shares	8:00 a.m. on Tuesday 5 September 2006
Latest date for dispatch of cheques or settlement through CREST in respect of cash consideration due under the Scheme and the dispatch of Loan Note certificates in respect of valid elections for the Loan Note Alternative	within 14 days after the Effective Date
Notes:

(1)	Please see “Action to be taken” on page 6.

(2)	Alternatively, blue Forms of Proxy (but NOT white Forms of Proxy) may be handed to the Chairman of the Court Meeting or the Registrars before the start of the Court Meeting on Wednesday 16 August 2006 and will still be valid.

(3)	To commence at 2:15 p.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.
Unless otherwise stated, all references in this document to times are to London time.
The Court Meeting and the EGM will both be held at the New Connaught Rooms (the Grand Hall), 61-65 Great Queen Street, Covent Garden, London WC2B 5DA, England on Wednesday 16 August 2006.
Holders of BOC ADSs should see “Key Dates for BOC ADS Holders” on page 166 of this document.

ACTION TO BE TAKEN
Detailed instructions on the action to be taken are set out in paragraph 18 of Part Two of this document and are summarised below.
Voting at the Court Meeting and the Extraordinary General Meeting
The Scheme will require approval at a meeting of Scheme Shareholders convened by order of the Court to be held at the New Connaught Rooms (the Grand Hall), 61-65 Great Queen Street, Covent Garden, London WC2B 5DA, England at 2:00 p.m. on Wednesday 16 August 2006. Implementation of the Scheme will also require the approval of BOC Shareholders at the EGM to be held at the same place at 2:15 p.m. on Wednesday 16 August 2006 (or as soon thereafter as the Court Meeting is concluded or adjourned).
It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of BOC Shareholder opinion. Whether or not you plan to attend the Meetings in person, you are strongly encouraged to sign and return your Forms of Proxy, or to appoint a proxy electronically, as referred to below, as soon as possible and in any event so as to be received by the Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZN, by the following times and dates:

blue Forms of Proxy for the Court Meeting	2:00 p.m. on Monday 14 August 2006
white Forms of Proxy for the EGM	2:15 p.m. on Monday 14 August 2006
(or, in the case of an adjourned meeting, not less than 48 hours prior to the time and date set for the adjourned meeting).
Both Forms of Proxy are pre-printed with a reply paid address on the reverse (for postage from within the UK). Alternatively, proxy appointments and instructions may be registered electronically by logging on to the Registrars’ website, www.sharevote.co.uk, where full details of the procedure are given. The personal reference number, card ID and account number printed on the Forms of Proxy will be required in order to use this electronic system. Alternatively, shareholders who have already registered with the Registrars’ on-line portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on ‘Company Meetings’. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after the deadlines referred to above. Please note that any electronic communication found to contain a computer virus will not be accepted. If you hold your BOC Shares in uncertificated form (i.e. in CREST), you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the notice of the EGM set out at the end of Part Thirteen of this document). Proxies submitted via CREST (under CREST participant ID 7RA01) must be received by the Registrars not later than 2:00 p.m. on Monday 14 August 2006 in the case of the Court Meeting and by 2:15 p.m. on Monday 14 August 2006 in the case of the EGM (or, in the case of an adjourned meeting, not less than 48 hours prior to the time and date set for the adjourned meeting).
The completion and return of a Form of Proxy will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so.
Note:
Alternatively, blue Forms of Proxy for the Court Meeting (but NOT white Forms of Proxy for the EGM) may be handed to the Chairman of the Court Meeting or the Registrars before the start of the Court Meeting on Wednesday 16 August 2006 and will still be valid.
Elections for the Loan Note Alternative
A green Loan Note Form of Election is enclosed with this document. If you wish to elect to receive Loan Notes instead of cash in respect of all or part of your holding of Scheme Shares under the Scheme, and provided you are not a Restricted Overseas Person, you should complete the green Loan Note Form of Election and return it to the Registrars by 3:00 p.m. on Sunday 3 September 2006 or such other time and date as may be notified to BOC Shareholders via a Regulatory Information Service or as may otherwise be required by the Panel. A pre-paid envelope for use within the UK is provided for this purpose.
If your Scheme Shares are in certificated form and you wish to receive Loan Notes, you should send in your share certificate(s) and/or other documents of title with your completed Loan Note Form of Election.

If your Scheme Shares are in uncertificated form and you wish to receive Loan Notes, in addition to completing the Loan Note Form of Election, you should take (or procure to be taken) the action set out in paragraph 2 of Part Seven of this document to transfer the Scheme Shares in respect of which you wish to elect for the Loan Note Alternative to an escrow balance, using a TTE instruction specifying Lloyds TSB Registrars (in its capacity as a CREST participant) as the escrow agent, as soon as possible and in any event so that the TTE instruction settles no later than the Loan Note Deadline.
Notes on completing the green Loan Note Form of Election and on submitting a TTE instruction are set out in Part Seven of this document.
The Loan Note Alternative is not available to Restricted Overseas Persons.
Scheme Shareholders who do not wish to elect to receive any Loan Notes are not required to return the Loan Note Form of Election or their share certificate(s) or other documents of title or to submit a TTE instruction.
Apart from completing, signing and returning the Forms of Proxy, Scheme Shareholders not electing to receive Loan Notes need take no further action at this stage.
If you have any questions about this document, the Court Meeting, the EGM or the Offer, or are in any doubt as to how to complete the Forms of Proxy or the Loan Note Form of Election, please call the BOC Shareholder helpline between 8:30 a.m. and 5:30 p.m. Monday to Friday (except UK public holidays) on 0845 600 0301 (from within the UK) or +44 1903 276 342 (from outside the UK). Calls will be charged at LoCall or international rates as the case may be. Please note that calls may be monitored or recorded and the helpline cannot provide financial advice or advice on the merits of the Offer.
BOC ADS Holders
Holders of BOC ADSs should, in particular, read Part Five of this document, which contains important information which is relevant to them, and Part Eight, which contains a description of certain US federal income tax consequences of the Scheme.

PART ONE: LETTER FROM THE CHAIRMAN OF BOC

Registered office:
Chertsey Road
Windlesham
Surrey GU20 6HJ
(Registered in England and Wales
with Number 22096)	22 July 2006
To the holders of BOC Shares, the holders of BOC ADSs and, for information only, to holders of BOC 12 1/4 per cent. Unsecured Loan Stock 2012/2017 and holders of options or awards under the BOC Share Schemes
Dear Shareholder
RECOMMENDED CASH OFFER BY LINDE FOR BOC
1.  Introduction
On 6 March 2006, the boards of BOC and Linde announced that they had reached agreement on the terms of a recommended cash offer by Linde for the entire issued and to be issued share capital of BOC. The Offer is to be implemented by means of a Court-approved scheme of arrangement under section 425 of the Act.
I am writing to you today, on behalf of your Board, to set out the full terms of, and the background to, the Offer, to explain the reasons for our unanimous recommendation of the Offer and to seek your support and approval for the resolutions required to implement it.
In order to approve the terms of the Offer, BOC Shareholders need to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, to be held on Wednesday 16 August 2006. Details of the actions you should take and the recommendation of the BOC Directors are set out respectively in paragraphs 8 and 11 of this letter.
2.  Summary of the terms of the Offer and the Scheme
The Offer is being implemented by way of the Scheme, full details of which are set out in the Explanatory Statement in Part Two of this document.
Under the terms of the Offer, Scheme Shareholders on the register of members of BOC at the Scheme Record Time will receive 1,600 pence in cash for each Scheme Share (which results in 3,200 pence in cash for each BOC ADS, with each BOC ADS representing two BOC Shares). The Offer values BOC’s existing issued share capital at approximately £8.2 billion.
The consideration for the Offer represents a premium of approximately:

•	40 per cent. to the average closing price of 1,143 pence per BOC Share during the three months up to and including 23 January 2006, being the last Business Day before the announcement by BOC that it had received an approach from Linde; and

•	39 per cent. to the closing price of 1,151 pence per BOC Share on 23 January 2006.
As the Pre-Conditions to the making of the Offer had not been satisfied on or before 7 June 2006, BOC Shareholders who are on the share register at the Scheme Record Time will receive a Second Interim Dividend in addition to the consideration for their Scheme Shares under the Scheme. It is expected that this will be paid at the same time as the consideration under the Scheme is sent to Scheme Shareholders.
The amount of the Second Interim Dividend is 20.25 pence per BOC Share. This has been calculated on the basis previously announced, namely 3.375 pence per BOC Share for each consecutive full period of

PART ONE: LETTER FROM THE CHAIRMAN OF BOC
seven days during the period commencing on 1 June 2006 and ending on 18 July 2006, being the date on which Linde announced that the Pre-Conditions had been satisfied. As noted when your Board wrote to you in connection with BOC’s interim results on 11 May 2006, the Dividend Reinvestment Plan will not be available in respect of the Second Interim Dividend.
3.  The Loan Note Alternative
As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, Scheme Shareholders (other than Restricted Overseas Persons) may elect to receive Loan Notes to be issued by Linde.
If you elect to receive the Loan Note Alternative in respect of some or all of your Scheme Shares, you will receive, for every £1 of cash consideration otherwise receivable under the Scheme, £1 nominal value of Loan Notes. You should consider the tax implications when deciding whether to elect to receive Loan Notes.
Further information in relation to the Loan Note Alternative is set out in paragraph 3 of Part Two of this document while the detailed terms of the Loan Notes are summarised in Part Six of this document. General non-exhaustive guidance as to the UK taxation consequences for a Scheme Shareholder who elects to receive Loan Notes is set out in Part Eight of this document. If you want to elect to receive Loan Notes, you must complete the green Loan Note Form of Election and, if your BOC Shares are in certificated form, you must return your share certificate(s) and/or other documents of title or, if your BOC Shares are held in CREST, you must submit a TTE instruction. Notes on electing for the Loan Note Alternative are set out in Part Seven of this document.
4.  Scheme becoming effective
If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether or not they attended or voted at the Court Meeting or the EGM. Applications will be made to the UK Listing Authority for the listing of BOC Shares to be cancelled and to the London Stock Exchange for the BOC Shares to cease to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that such cancellation will take place on the Effective Date.
Cheques in respect of the cash consideration (or the cash consideration settled through CREST, as the case may be) and certificates in respect of the Loan Notes issued pursuant to the Loan Note Alternative will be dispatched by Lloyds TSB Registrars on behalf of Linde to Scheme Shareholders within 14 days after the Effective Date.
5.  BOC ADSs
Holders of BOC ADSs will be given the opportunity to instruct the Depositary how to vote the BOC Shares underlying their BOC ADSs. Part Five of this document contains important information which is relevant to holders of BOC ADSs and Part Eight contains a description of certain US federal income tax consequences of the Scheme.
6.  Background to and reasons for recommending the Offer
BOC’s strong financial performance over recent years has produced consistent improvements in its return on capital employed and, with its excellent team of employees driving the business, has delivered significant value to BOC Shareholders.
Against this background, Linde approached BOC concerning a possible offer for BOC in January 2006. On 24 January 2006, it was announced that the BOC Board had unanimously rejected the initial proposal from Linde which was based on an all cash offer of 1,500 pence per share. The BOC Board rejected this initial proposal because it failed to value fully the growth prospects of BOC and there was a lack of certainty that a transaction would complete. Linde subsequently improved its proposal by making the Offer on the terms announced on 6 March 2006 and now set out in this document. On 2 May 2006, it was announced that Linde had closed the successful syndication of the loan transaction supporting the Offer. On 6 June 2006,

PART ONE: LETTER FROM THE CHAIRMAN OF BOC
Linde announced that the Pre-Condition to the Offer which related to clearance by the European Commission had been satisfied and on 18 July 2006 announced that the remaining Pre-Condition to the Offer, relating to the necessary antitrust clearances in the US, had been satisfied. The Offer is materially more attractive than Linde’s initial proposal and represents a significant premium to the BOC Share price prior to the approach from Linde. In the view of the BOC Board, it is a full and fair price, taking into account the prospects for the BOC business and the strategic options available to the BOC Group.

7.  Management, employees and pensions
Linde has confirmed that it attaches great importance to the skills and experience of the existing management and employees of BOC. Linde and BOC’s businesses are very complementary on a geographic basis and Linde has stated that it expects that BOC managers and employees will play an important role in the enlarged group as well as benefiting from greater opportunities within it. Accordingly, the BOC Board understands that it is Linde’s intention to employ the best talents in the combined group. Further, Linde has given assurances to the BOC Board that, on the Scheme becoming effective, the existing employment rights, including pension rights, of all management and employees of BOC will be fully safeguarded.
Linde, BOC and the trustees of the BOC UK Defined Benefit Pension Schemes (having regard to the interests of active, deferred and retired members) have reached agreement in respect of BOC’s obligations in relation to the funding of such schemes following completion of the Offer and the agreement has been cleared by the Pensions Regulator.
Linde’s intentions and expectations regarding the employees and management of BOC, as stated to the BOC Board, are set out in paragraph 12 of the Explanatory Statement in Part Two of this document. The BOC Board has had regard to those matters in reaching its decision to recommend the Offer and it believes that they are a reasonable reflection at the date of this document of the likely effects of the implementation of the Offer. The Board has taken steps to ensure that key employees are incentivised to remain with the BOC Group and these are described in paragraphs 12 and 13 of the Explanatory Statement in Part Two and in paragraph 6.3 of Part Nine of this document.
Participants in the BOC Share Schemes will be contacted regarding the effect of the Scheme on their rights and appropriate proposals will be made to participants (including a cashless exercise facility). Information relating to the effect of the Scheme on participants is set out in paragraph 13 of the Explanatory Statement in Part Two of this document.
8.  Action to be taken
The Scheme and the Offer are subject to the satisfaction or waiver of the Conditions set out in Part Three of this document.
Your attention is drawn to paragraph 18 of Part Two of this document which explains in detail the action you should take in relation to the Offer, a summary of which is set out on page 6.
If you have any questions about this document, the Court Meeting, the EGM or the Offer, or are in any doubt as to how to complete the Forms of Proxy or the Loan Note Form of Election, please call the BOC Shareholder helpline between 8:30 a.m. and 5:30 p.m. Monday to Friday (except UK public holidays) on 0845 600 0301 (from within the UK) or +44 1903 276 342 (from outside the UK). Calls will be charged at LoCall or international rates as the case may be. Please note that calls may be monitored or recorded and the helpline cannot provide financial advice or advice on the merits of the Offer.
9.  Interim Results
It is expected that BOC’s interim results for the nine months to 30 June 2006 will be published on 2 August 2006. These results will be available online at www.boc.com from that date and hard copies will also be available on request from BOC’s registered office.
10. Further information
Your attention is drawn to the letter from JPMorgan Cazenove and Merrill Lynch set out in Part Two of this document.

PART ONE: LETTER FROM THE CHAIRMAN OF BOC
11. Recommendation

The BOC Directors, who have been so advised by JPMorgan Cazenove and Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing their advice to the BOC Directors, JPMorgan Cazenove and Merrill Lynch have taken into account the commercial assessments of the BOC Directors. Accordingly, the BOC Directors unanimously recommend that BOC Shareholders approve the Scheme and vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, as they have undertaken to do in respect of all of their own beneficial holdings of 101,677 BOC Shares (representing, in aggregate, approximately 0.02 per cent. of the existing issued share capital of BOC).
Yours sincerely
Sir Rob Margetts
Chairman
The BOC Group plc

PART TWO: EXPLANATORY STATEMENT
(in compliance with section 426 of the Companies Act)

JPMorgan Cazenove	Merrill Lynch Financial Centre

20 Moorgate	2 King Edward Street

London EC2R 6DA	London EC1A 1HQ
22 July 2006
To the holders of BOC Shares, the holders of BOC ADSs and, for information only, to holders of BOC 12 1/4 per cent. Unsecured Loan Stock 2012/2017 and holders of options or awards under the BOC Share Schemes
Dear Sir/Madam
RECOMMENDED CASH OFFER BY LINDE FOR BOC
1.  Introduction
On 6 March 2006, the boards of BOC and Linde announced that they had reached agreement on the terms of a recommended cash offer by Linde for the entire issued and to be issued share capital of BOC. The Offer is to be implemented by means of a scheme of arrangement under section 425 of the Act which requires the approval of BOC Shareholders and the sanction of the Court.
Your attention is drawn to the letter from Sir Rob Margetts, the Chairman of BOC, set out in Part One of this document, which forms part of this Explanatory Statement. That letter contains, amongst other things, the background to and reasons for the BOC Board’s recommendation of the Offer. The letter also states that the BOC Directors, who have been so advised by JPMorgan Cazenove and Merrill Lynch, consider the terms of the Offer to be fair and reasonable. In providing their advice to the BOC Directors, JPMorgan Cazenove and Merrill Lynch have taken into account the BOC Directors’ commercial assessment.
The BOC Directors are unanimously recommending BOC Shareholders to approve the Scheme and to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, as the BOC Directors have irrevocably undertaken to do in respect of all of their own beneficial holdings of 101,677 BOC Shares, representing, in aggregate, approximately 0.02 per cent. of the existing issued share capital of BOC.
The BOC Directors have been advised jointly by JPMorgan Cazenove and Merrill Lynch in connection with the Offer and the Scheme. JPMorgan Cazenove and Merrill Lynch have been authorised by the BOC Directors to write to you, on behalf of the Board, to explain the terms of the Offer and the Scheme and to provide you with other relevant information.
Statements made or referred to in this letter which refer to Linde’s reasons for the Offer, to information concerning the business of the Linde Group and to the intentions and expectations regarding the Linde Group, reflect the views of the Linde Directors. Statements made or referred to in this letter which refer to the recommendation of the BOC Directors, to information concerning the business of the BOC Group and to the intentions and expectations regarding the BOC Group, reflect the views of the BOC Directors.
The Scheme is set out in full in Part Ten of this document. Your attention is also drawn to the information in the other Parts of this document, which all form part of this Explanatory Statement.
2.  Summary of the terms of the Offer and the Scheme
The Offer is to be implemented by way of a scheme of arrangement between BOC and its shareholders under section 425 of the Act. The Scheme is subject to the satisfaction (or waiver) of the Conditions as described in paragraph 4 below. If the Scheme becomes effective, the entire issued share

PART TWO: EXPLANATORY STATEMENT
capital of BOC, other than up to 4,258,686 BOC Shares held by the trustee of the BOC Employee Share Trust, will be held by Linde.
In accordance with the terms of the Scheme, Scheme Shareholders on the register of members of BOC at the Scheme Record Time will receive 1,600 pence in cash for each Scheme Share (which results in 3,200 pence in cash for each BOC ADS, with each BOC ADS representing two BOC Shares).
The terms of the Offer value BOC’s existing issued share capital at approximately £8.2 billion.
The consideration for the Offer represents a premium of approximately:

•	40 per cent. to the average closing price of 1,143 pence per BOC Share during the three months up to and including 23 January 2006, being the last Business Day before the announcement by BOC that it had received an approach from Linde; and

•	39 per cent. to the closing price of 1,151 pence per BOC Share on 23 January 2006.
As the Pre-Conditions to the making of the Offer had not been satisfied on or before 7 June 2006, BOC Shareholders who are on the share register at the Scheme Record Time will receive a Second Interim Dividend in addition to the consideration for their Scheme Shares under the Scheme.
The amount of the Second Interim Dividend is 20.25 pence per BOC Share. This has been calculated on the basis of 3.375 pence per BOC Share for each consecutive full period of seven days during the period commencing on 1 June 2006 and ending on 18 July 2006, being the date on which Linde announced that the Pre-Conditions had been satisfied. As noted when BOC wrote to BOC Shareholders in connection with its interim results on 11 May 2006, the Dividend Reinvestment Plan will not be available in respect of the Second Interim Dividend.
3.  Loan Note Alternative
Scheme Shareholders (other than Restricted Overseas Persons) may elect to receive Loan Notes, to be issued by Linde, instead of all or part of the cash consideration to which they would otherwise be entitled under the Scheme on the following basis:

for each £1 of cash consideration otherwise receivable under the Scheme	£1 nominal value of Loan Notes
The Loan Note Alternative is conditional upon the Scheme becoming effective. Upon the Scheme becoming effective, and if any Loan Notes are to be issued, the Loan Note Elected Shares will be acquired by Linde fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions announced, declared or paid on or after 6 March 2006, other than the Second Interim Dividend (to the extent set out in paragraph 2 above).
A summary of the principal terms and conditions of the Loan Notes is set out in Part Six of this document while certain further details regarding the election for Loan Notes are also set out in clause 3 of the Scheme set out in Part Ten of this document. Notes on completing the Loan Note Form of Election are set out in Part Seven of this document. Scheme Shareholders may elect for the Loan Note Alternative until the Loan Note Deadline.
The Loan Notes, which will be governed by English law, will bear interest from the date of issue. The first interest payment will be made on 30 June 2007 and interest will then be payable every six months thereafter in arrear to the relevant holder of the Loan Notes. The interest will be paid on 30 June and 31 December each year (or, if such date is not a Business Day, on the first Business Day thereafter), at a rate per annum calculated to be 0.75 per cent. below LIBOR as determined on the first Business Day of each such interest period. As at 18 July 2006 (being the last practicable date before this document was posted), LIBOR was 4.81 per cent. Until such time as the Loan Notes have been repaid in full, there will at all times be deposited in a bank account charged in favour of the security trustee for the holders of the Loan Notes an amount equal to the then outstanding amount of the Loan Notes (including accrued but unpaid interest).
The Loan Notes will be issued, credited as fully paid, in integral multiples of £1 nominal value. Linde reserves the right not to issue the Loan Notes where valid elections are received for an aggregate of less than £20 million in nominal value of Loan Notes by the Loan Note Deadline. If insufficient elections are received and Linde exercises this right, Scheme Shareholders who elected to receive Loan Notes will instead receive cash consideration in accordance with the terms of the Scheme.

PART TWO: EXPLANATORY STATEMENT
The Loan Notes will be redeemable at par (together with accrued interest) at the option of the individual holders, in whole or in part, on each interest payment date falling on or after 30 June 2007. Any Loan Notes outstanding on the final redemption date (which is expected to be 31 December 2013) will be redeemed at par (together with any accrued interest) on that date (or, if such date is not a Business Day, on the first Business Day thereafter). Linde may elect to redeem any Loan Notes on any earlier interest payment date if the aggregate nominal value of the Loan Notes then outstanding is less than £5 million. Assuming the Scheme becomes effective, the Loan Notes will be transferable but no application will be made for them to be listed or dealt in on any stock exchange. If Linde elects to implement the Offer by making a takeover offer, the Loan Notes will not be transferable.
Deutsche Bank and Morgan Stanley have advised that, in their opinion, based on market conditions on 18 July 2006 (the last practicable date prior to the publication of this document), their estimate of the value of the Loan Notes (had they been in issue on that day) would have been not less than 98 pence per £1 in nominal value of the Loan Notes.
There are two types of Loan Notes available under the Loan Note Alternative, allowing a validly accepting Scheme Shareholder to elect for either QCB Loan Notes or Non QCB Loan Notes. General non-exhaustive guidance as to the difference in the UK taxation consequences for a validly accepting Scheme Shareholder who elects for either a QCB Loan Note or a Non QCB Loan Note is set out in Part Eight of this document. However, each Scheme Shareholder will need to take advice as to whether it is desirable, having regard to the personal circumstances of the Scheme Shareholder in question, to elect to receive QCB Loan Notes or Non QCB Loan Notes.
In contrast to the QCB Loan Notes, the Non QCB Loan Notes will contain a provision giving Linde the option on the final redemption date to repay amounts owing under the Non QCB Loan Notes to each holder of Non QCB Loan Notes in US dollars. The type of Loan Note a Scheme Shareholder chooses may have an impact on that person’s tax treatment. Please refer to paragraph 13 of Part Six of this document for further details about the difference between QCB Loan Notes and Non QCB Loan Notes.
All payments under the Loan Notes will be made after deduction or withholding for or on account of tax. Scheme Shareholders who elect to receive Loan Notes will be asked to provide a declaration that they are the beneficial owners of the Loan Notes, that they are not resident in Germany for tax purposes and that they do not have a taxable presence in Germany. If this declaration is given, Linde will not deduct tax from payments made under the Loan Notes unless there is a change of German law, Linde is specifically directed to make payments after deduction of German tax by a German tax authority or unless the declaration is not, or ceases to be, correct. If the declaration is not given Linde reserves the right to make payments under the Loan Notes after deduction of German withholding tax. The current withholding tax rate is 31.65 per cent. A more detailed summary of certain UK and German tax consequences for certain UK tax resident Scheme Shareholders who validly accept the Loan Note Alternative is contained in paragraphs 1 and 2 of Part Eight of this document.
The Loan Notes have not been, nor will they be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the United States or of Canada, Australia, Japan, Malaysia or New Zealand and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, Loan Notes are not being, and, unless permitted by applicable law and regulation, may not be, offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia, Japan, Malaysia or New Zealand or to, or for the account or benefit of, any Restricted Overseas Person.
4.  Conditions of the Offer
The Offer is conditional upon all Conditions to the Scheme having been satisfied (or, where applicable, waived) and the Scheme becoming effective, subject to the City Code, by not later than 28 February 2007, or such later date (if any) as BOC, Linde and (if required) the Court may agree. The Conditions to the Offer and the Scheme are set out in full in Part Three of this document. In particular, the Scheme is conditional upon:

(a)	approval of the Scheme by Scheme Shareholders at the Court Meeting or at any adjournment thereof as described in paragraph 5(B) below;

PART TWO: EXPLANATORY STATEMENT

(b)	the special resolution necessary to implement the Scheme as set out in the notice of the EGM being duly passed by the requisite majority of BOC Shareholders at the EGM as described in paragraph 5(B) below or at any adjournment thereof; and

(c)	the sanction (without modification or, as agreed by BOC and Linde, with modification) of the Scheme and the confirmation of the reduction of capital involved therein by the Court as described in paragraph 5(D) below.
The Scheme can only become effective if all Conditions to the Scheme, including shareholder approvals and the sanction of the Court, have been satisfied (or, other than certain Conditions, waived). The Scheme will become effective upon the delivery to the Registrar of Companies in England and Wales of an office copy of the Order and the registration by him of that office copy. This is expected to occur on Tuesday 5 September 2006. Unless the Scheme becomes effective on or before 28 February 2007, or such later date as Linde and BOC may agree and (if required) the Court may allow, the Scheme will not become effective and the Offer will not proceed.
5.  The Scheme

(A)	Scheme mechanism
The Offer is being implemented by means of a scheme of arrangement between BOC and the Scheme Shareholders under section 425 of the Act. The Scheme Shareholders are holders of BOC Shares other than Excluded Shares and any BOC Shares which are beneficially held by a member of the Linde Group. The Excluded Shares are all of the BOC Shares which are held by the trustee of the BOC Employee Share Trust. The provisions of the Scheme are set out in full in Part Ten of this document. The purpose of the Scheme is to provide for Linde to become the owner of the whole of the issued share capital of BOC. This is to be achieved under the Scheme as follows:

(i)	the cancellation of the Cancellation Shares held by Cancellation Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of New BOC Shares (equal to the number of Cancellation Shares) and issuing them to Linde, in consideration for which Cancellation Shareholders, and those holding BOC ADSs, will receive cash on the basis set out in paragraph 2 above; and

(ii)	the transfer by Loan Note Elected Shareholders to Linde of the Loan Note Elected Shares in accordance with the Scheme in consideration for which such Loan Note Elected Shareholders will be issued Loan Notes, on the basis set out in paragraph 3 above, instead of the cash to which they would otherwise have been entitled.
Upon the Scheme becoming effective, and if any Loan Notes are to be issued, the Loan Note Elected Shares will be acquired by Linde fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions announced, declared or paid on or after 6 March 2006, other than the Second Interim Dividend (to the extent set out in paragraph 2 above).
The Excluded Shares will be acquired by Linde outside the terms of the Scheme. Further information on these arrangements concerning the 2006 Options and 2006 Awards is provided in paragraph 5(C) below.
Linde has acquired 1 BOC Share so that it is a member of BOC prior to the Effective Date. The acquisition of that BOC Share by Linde, combined with the provisions of the Scheme and the agreement with the trustee of the BOC Employee Share Trust referred to below, was carried out for technical reasons in order to avoid the necessity of a valuation under section 103 of the Companies Act of the New BOC Shares being issued to Linde.
Because the Excluded Shares will be acquired by Linde outside the terms of the Scheme, the trustee of the BOC Employee Share Trust, BOC and Linde have entered into an agreement whereby the trustee has agreed to be bound by the Scheme and has waived any rights attaching to the shares held by the BOC Employee Share Trust to receive shares when the reserve arising from the cancellation of the Cancellation Shares is applied to pay up in full New BOC Shares issued to Linde.

PART TWO: EXPLANATORY STATEMENT

(B)	The Meetings
The Scheme requires the approval of Scheme Shareholders by the passing of a resolution at the Court Meeting and the approval of BOC Shareholders at the separate EGM, both of which will be held on Wednesday 16 August 2006. The Court Meeting is being held at the direction of the Court to seek the approval of Scheme Shareholders for the Scheme. The EGM is being convened to enable the BOC Directors to implement the Scheme and to amend the articles of association of BOC as described in paragraph 5(C) below.
Notices of the Court Meeting and the EGM are set out in Parts Twelve and Thirteen, respectively, of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast will be determined by reference to the register of members of BOC at the Voting Record Time.
Any BOC Shares which Linde may acquire prior to the Court Meeting or EGM (and any BOC Shares which any member of the Linde Group beneficially holds at the date of the Court Meeting or EGM) are not Scheme Shares and therefore no member of the Linde Group is entitled to vote at the Court Meeting in respect of the BOC Shares held or acquired by it and it will not exercise the voting rights attaching to these BOC Shares at the EGM. As at 18 July 2006, being the last practicable date prior to the posting of this document, Linde owned 1 BOC Share.
Holders of BOC ADSs will be given the opportunity to instruct the Depositary how to vote the BOC Shares underlying their BOC ADSs. Holders of BOC ADSs should read, in particular, Part Five of this document, which contains important information which is relevant to them, and Part Eight, which contains a description of certain US federal income tax consequences of the Scheme.
Court Meeting
The Court Meeting has been convened for 2:00 p.m. on Wednesday 16 August 2006 to enable the Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each BOC Share held. The approval required at the Court Meeting is a majority in number of those BOC Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in value of the BOC Shares for which votes are cast.
Extraordinary General Meeting
In addition to the Court Meeting, the EGM has been convened for 2:15 p.m. on the same date (or as soon thereafter as the Court Meeting is concluded or adjourned) and at the same place to consider and, if thought fit, pass a special resolution (which requires votes in favour of not less than 75 per cent. of the votes cast) to approve:

(i)	a reduction of BOC’s share capital equal to the nominal value of the Cancellation Shares by the cancellation and extinguishing of the Cancellation Shares in accordance with the Scheme;

(ii)	the issue of New BOC Shares to Linde in accordance with the Scheme;

(iii)	the giving of authority to the BOC Directors pursuant to section 80 of the Companies Act to allot securities in BOC; and

(iv)	certain amendments to BOC’s articles of association as described in paragraph 5(C) below.
Forms of Proxy for the Court Meeting and the EGM should be returned to the Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZN, as soon as possible and, in any event, so as to be received 48 hours before the time appointed for the relevant meeting. If the blue Form of Proxy for use at the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting or the Registrars before the start of that meeting. However, in the case of the EGM, unless the white Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid. Proxy appointments and instructions may also be registered electronically by logging on to the Registrars’ website, www.sharevote.co.uk, where full details of the procedure are given. BOC Shareholders who hold BOC Shares in CREST may also appoint a proxy using CREST by following the instructions set out in note 7 of the EGM notice contained in Part Thirteen of this document. The completion and

PART TWO: EXPLANATORY STATEMENT
return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, or at any adjournment thereof, if you so wish and are so entitled.

(C)	Amendments to BOC’s Articles of Association
It is proposed that BOC’s articles of association be amended to ensure that any BOC Shares which are issued after the EGM but on or before 6:00 p.m. on the day before the Order Date will be subject to and bound by the Scheme. Also, any BOC Shares issued on the exercise of options or vesting of awards under the BOC Share Schemes after 6:00 p.m. on the day before the Order Date will not be subject to the Scheme. Accordingly, it is proposed that BOC’s articles of association be amended so that any BOC Shares issued or transferred to any person (other than Linde) after 6:00 p.m. on the day before the Order Date will automatically be acquired by Linde in consideration for the payment by Linde to such person of such amount of consideration as would have been payable pursuant to the Scheme for each such BOC Share as if it were a Scheme Share. These provisions will avoid any person being left with BOC Shares after dealings in such shares have ceased on the London Stock Exchange. It is also proposed that BOC’s articles of association be amended so that any Excluded Shares which are still in issue after the expiry of six months from the Effective Date be automatically acquired by Linde in consideration for the payment by Linde to the holders of Excluded Shares of such amount of consideration as would have been payable pursuant to the Scheme if the Excluded Shares had been subject to the Scheme. Holders of options and/or awards and their spouses or civil partners (other than Restricted Overseas Persons) may elect for the Loan Note Alternative in respect of the BOC Shares they acquire after 6:00 p.m. on the day before the Order Date provided they do so when they exercise their options and/or their awards vest (or in the case of a spouse or civil partner, when they receive BOC Shares from the optionholder) on or before the date falling six months after the Effective Date. Holders of options and/or awards who are Restricted Overseas Persons and their spouses or civil partners will receive cash.
It is also proposed that BOC’s articles of association be amended to remove the requirement that any BOC Director hold 500 BOC Shares in his or her own name. The proposed amendments are set out in the EGM notice in Part Thirteen of this document.

(D)	Sanction of the Scheme by the Court
Following the Meetings, and the satisfaction (or, other than in respect of certain Conditions, waiver) of the other Conditions to the Scheme, the Scheme and the related Capital Reduction must be sanctioned by the Court and will become effective only upon delivery to the Registrar of Companies in England and Wales of an office copy of the Order and the registration by him of that office copy.
The Hearing by the Court to sanction the Scheme and to confirm the Capital Reduction comprised in the Scheme is expected to be held on Monday 4 September 2006. Linde has confirmed that it will be represented by counsel at such Hearing so as to consent to the Scheme and to undertake to the Court to be bound thereby. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM.
On the Effective Date, share certificates in respect of Cancellation Shares will cease to be valid and should be destroyed upon receipt of the cash consideration. In addition, on the Effective Date, entitlements to Cancellation Shares held within CREST will be cancelled. Share certificates in respect of Loan Note Elected Shares should have been returned to the Registrars along with completed Loan Note Forms of Election. Entitlements to Loan Note Elected Shares held within CREST should have been transferred to the Registrar as the escrow agent.
(E)  Modifications to the Scheme
The Scheme contains a provision for BOC and Linde jointly to consent, on behalf of all persons affected, to any modification of, or addition to, the Scheme or to any condition approved or imposed by the Court. The Court would be unlikely to approve any modification of, or addition to, or impose a condition to the Scheme which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in these circumstances. Similarly, if a modification, addition or condition is put forward which in the opinion of the BOC Directors is of such a nature or importance that it requires the consent of Scheme Shareholders, the BOC

PART TWO: EXPLANATORY STATEMENT
Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.
(F)  Alternative means of implementing the Offer
Linde reserves the right, with the consent of the Panel, to elect to implement the Offer by making a takeover offer for the entire issued and to be issued share capital of BOC. Provided that no bona fide competing offer has been made public and there has been no change in the BOC Board’s recommendation of the Offer, Linde will only elect to implement the Offer by making a takeover offer with the consent of BOC (such consent not to be unreasonably withheld or delayed). If Linde elects to implement the Offer by making a takeover offer, that offer will be implemented on the same terms (subject to appropriate amendments, including the inclusion of an acceptance condition set at 90 per cent. of the shares to which the Offer relates and 90 per cent. of the voting rights attaching to those shares), so far as applicable, as those which would apply to the Scheme. Further, if sufficient acceptances of such offer are received and/or sufficient BOC Shares are otherwise acquired, it is the intention of Linde to apply the provisions of Schedule 2 to The Takeovers Directive (Interim Implementation) Regulation 2006 to acquire compulsorily any outstanding BOC Shares to which such offer relates.
6.  Break Fee Agreement
Linde and BOC entered into a break fee agreement on 6 March 2006 which sets out various matters in relation to the Offer including the payment of a break fee in certain situations.
Linde may be required to pay to BOC an amount of £75 million (subject to any adjustments for VAT) if a Linde Event has occurred and:

•	the Offer fails in response to such event; or

•	the Offer has not become unconditional by 28 February 2007.
BOC may be required to pay to Linde an amount of £75 million (subject to any adjustments for VAT) in circumstances where:

•	an independent competing offer for BOC is announced before Linde has indicated to BOC that it does not wish to proceed with the Offer or the Offer lapses or is withdrawn or is not made and the competing offer (or any other independent competing offer which is announced before (A) Linde has indicated to BOC that it does not wish to proceed with the Offer or (B) any such earlier independent competing offer lapses, is withdrawn or is not made) subsequently becomes unconditional in all respects or otherwise completes; or

•	the BOC Board withdraws or adversely modifies its recommendation or agrees to recommend an independent competing offer, except in response to a Linde Event.
A “Linde Event” is defined in the Break Fee Agreement as any event or circumstance attributable to any act or omission of Linde, its Supervisory or Executive Board or its advisers (acting in their capacity as such) or its financing banks or other debt holders or shareholders (acting in their capacity as such) which would materially delay or prevent completion of the acquisition other than the exercise by Linde or the financing banks of any rights under, or relating to, the conditions to the Offer.
A summary of certain provisions of the Break Fee Agreement, including details relating to the conditions of these payments, is set out in paragraph 10 of Part Nine of this document.
7.  Information relating to Linde
Linde, headquartered in Wiesbaden, Germany, is a leading industrial gases and engineering company. Linde is organised into the following business segments:

•	Gas and Engineering comprises Linde’s activities both in industrial and medical gases and in plant construction. In the financial year to 31 December 2005, the Gas and Engineering segment had sales of €5,831 million, accounting for 61 per cent. of Linde’s total sales; and

•	Material Handling is one of the largest manufacturers of industrial trucks in the world and offers a comprehensive range of products: engine-powered forklift trucks, electric trucks and warehouse

PART TWO: EXPLANATORY STATEMENT

equipment. In the financial year to 31 December 2005, Material Handling had sales of €3,628 million, accounting for 38 per cent. of Linde’s total sales.
Linde’s sales in the financial year to 31 December 2005 were 20 per cent. in Germany, 51 per cent. in the rest of Europe, 14 per cent. in North America, 4 per cent. in South America, 8 per cent. in Asia and 3 per cent. in Australia and Africa.
For the financial year ended 31 December 2005, Linde reported net income after minority interests of €501 million (2004: €380 million) and sales of €9,501 million (2004: €8,856 million). As at 31 December 2005, Linde had shareholders’ capital and reserves excluding minority interests of €4,364 million (2004: €3,908 million).
On 23 June 2006, Linde decided to increase the company’s share capital by €94,893,465.60 from €306,851,957.76 to €401,745,423.36 by the issuance of 37,067,760 new no par value bearer shares each representing €2.56 of the share capital (the “New Linde Shares”). On 26 June 2006, the then existing holders of shares in Linde and holders of the €550,000,000 1.25 per cent. Convertible Notes Due 2009 issued by Linde Finance B.V. were offered the opportunity to acquire the New Linde Shares (the “Linde Rights Offering”) pursuant to a German prospectus.
All of the New Linde Shares available in the Linde Rights Offering were taken in full. Payment and delivery was successfully completed by 11 July 2006, for those New Linde Shares subscribed for by exercising the rights offered. Payment for and delivery of the remainder (32,322 New Linde Shares) was successfully completed by 13 July 2006.
As a result, Linde’s current market capitalisation is approximately €9.6 billion (based on the closing price of €61.37 for Linde shares on 18 July 2006). Linde is a member of Germany’s DAX 30 Index (which includes the 30 largest publicly-traded Prime Standard companies in Germany, based on order book turnover and market capitalisation).
Current trading and outlook of Linde
On 26 April 2006, the board of Linde announced its trading statement for the quarter ended 31 March 2006. Linde reported net income after minority interests for the first quarter of €134 million (2005: €89 million) and sales of €2,415 million (2005: €2,118 million).
Linde’s current trading performance and outlook reflect the recent and projected modest growth in the markets in which it operates and, in the view of the board of Linde, are in line with expectations.
The European Commission’s approval of the Offer requires the disposal of Linde’s gas business in the UK, BOC’s gas activities in Poland and contracts with Linde’s ethylene oxide customers in the UK and Ireland, which together generated sales of approximately €160 million for the financial year ended 31 December 2005. In addition, Linde has committed to transfer certain contracts with helium suppliers and to sever structural links between BOC and Air Liquide in the Asia/Pacific region to an extent agreed with the European Commission by either selling BOC’s interest or acquiring Air Liquide’s interest in a number of joint ventures in the region.
The US Federal Trade Commission’s clearance of the Offer requires the disposal of eight air separation units in the United States. Linde has also agreed to divest three liquid helium purchase agreements with suppliers in the United States, Russia and Poland as well as associated assets. These divestitures corresponded to a sales volume of approximately €180 million for the financial year ended 31 December 2005.
8.  Information relating to BOC
BOC, headquartered in Windlesham, UK, is one of the world’s leading industrial gases companies. The BOC Group has an international portfolio of companies grouped into three main lines of business:

•	Process Gas Solutions encompasses large on-site supply schemes, especially in the metals, chemicals and petroleum sectors, as well as small on-site schemes and liquid supplies for customers in sectors such as food and beverages, glass and minerals. In the financial year to 30 September 2005, Process Gas Solutions had Total Revenue of £1,466 million, accounting for 32 per cent. of BOC’s Total Revenue;

•	Industrial and Special Products covers a range of products including compressed gases, special and medical gases and LPG, as well as smaller sales of bulk liquefied gases. In the financial year to

PART TWO: EXPLANATORY STATEMENT

30 September 2005, Industrial and Special Products had Total Revenue of £1,722 million, accounting for 37 per cent. of BOC’s Total Revenue; and

•	BOC Edwards supplies a wide range of materials, process-enabling equipment and services to the semi-conductor industry and its vacuum technology business supplies vacuum pumps for a variety of industrial and scientific applications. In the financial year to 30 September 2005, BOC Edwards had Total Revenue of £826 million, accounting for 18 per cent. of BOC’s Total Revenue.
BOC also has a specialist logistics business, Gist, and the BOC Group has an effective 20 per cent. interest in a hospitals business based in South Africa.
BOC’s sales from Process Gas Solutions and Industrial and Special Products businesses in the financial year to 30 September 2005 were 30 per cent. in the Americas, 25 per cent. in Europe, 35 per cent. in Asia-Pacific and 10 per cent. in Africa.
For the financial year ended 30 September 2005, BOC reported earnings before exceptional items attributable to equity shareholders of £334.2 million (restated as £335.7 million in accordance with IFRS) and Total Revenue of £4,605.0 million. In its interim results for the six months ended 31 March 2006 (which were prepared in accordance with IFRS) BOC reported earnings before exceptional and certain re-measurement items attributable to equity shareholders of £183.5 million on Total Revenue of £2,465.2 million. As at 31 March 2006, the BOC Group had total capital and reserves of £2,367.0 million.
BOC has a current market capitalisation of approximately £8.2 billion (based on the closing price of 1,600 pence for each BOC Share on 18 July 2006). BOC Shares are traded on the London Stock Exchange and BOC ADSs are traded on the New York Stock Exchange.
It is expected that BOC’s interim results for the nine months to 30 June 2006 will be published on 2 August 2006. These results will be available online at www.boc.com from that date and hard copies will also be available on request from BOC’s registered office.
9.  Background to and reasons for the Offer
The Offer provides the opportunity for Linde and BOC to create a leading worldwide focused industrial gases business with combined gas and engineering sales of around €11.9 billion. The combination of Linde and BOC would result in a much larger, global gas player with complementary products and geographic positions. Specifically, such a combination would:

•	create a leading global industrial gases company:

–	complementary worldwide footprint with a presence in approximately 70 countries;

–	a leading market position in core product segments (cylinders, bulk and onsite); and

–	covering the key market segments in industrial gases in a leading position (refining, manufacturing, metallurgy, food and chemicals, etc.);

•	enable the combined group to improve its ability to serve its customers worldwide:

–	strong international presence with local management, production, sales and engineering;

–	comprehensive product and service offering in industrial gases;

–	joint application innovation with know-how exchange; and

–	providing industrial gases and engineering from a single source; and

•	enhance Linde’s position in high-growth areas for industrial gases:

–	strong position in fast growing regions (Eastern Europe, Asia/Pacific and South America);

–	complementary development opportunities in high-growth gas segments such as healthcare and electronics; and

–	enhanced expertise in key future growth sectors such as specialty gases and hydrogen.
In addition to the improved growth prospects of the enlarged group, Linde believes the combination creates an opportunity to deliver synergies throughout the combined group, prior to any one-off expenses, of approximately €250 million per annum, to be fully realised during 2009. The one-off expenses involved in obtaining such synergies are anticipated to be approximately €200 million, all of which are expected to be incurred before the end of 2008. These synergies are expected to be predominantly based on joint supply management optimisation and combined procurement volumes and a reduction in selling, general and administrative expenses. In addition, Linde expects to achieve revenue synergies through increased sales

PART TWO: EXPLANATORY STATEMENT
volume from integrating operations and businesses in many geographical regions, cross selling and an enhanced global customer product and service offering.
Through a rapid but smooth integration and transformation, as well as the mutual exchange of best practices in all functions, regions and market segments, the combined group will strive to unlock value opportunities for shareholders, customers and employees. Linde believes that the Offer will further enhance its proven capability to execute a profitable growth strategy and is expected to be accretive in terms of earnings per share during 2008 (excluding the effect of fair value adjustments and based on the standalone Linde Gas and Engineering business (excluding Material Handling) versus the combined group (excluding Material Handling)).
These statements of estimated cost savings and one-off costs for achieving them relate to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated.
This statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that Linde’s future earnings per share will necessarily match or exceed the historical published earnings per share of Linde or BOC.
10. Offer financing
Linde has announced that it has obtained committed funds to finance the Offer by means of a credit agreement originally entered into on 3 March 2006 with, amongst others, Commerzbank AG, Deutsche Bank AG, Dresdner Kleinwort Wasserstein — The Investment Banking Division of Dresdner Bank AG, Morgan Stanley Bank International Limited and The Royal Bank of Scotland plc as mandated lead arrangers and Deutsche Bank Luxembourg S.A. as facility agent as the same may be amended, varied and restated from time to time.
Linde closed the successful syndication of the loan transaction supporting the acquisition of BOC on 3 May 2006. The syndication process, managed by mandated lead arrangers Commerzbank AG, Deutsche Bank AG, Dresdner Kleinwort Wasserstein — The Investment Banking Division of Dresdner Bank AG, and Morgan Stanley Bank International Limited (jointly acting as bookrunners), and mandated lead arranger The Royal Bank of Scotland plc, concluded with an oversubscription of 60 per cent.
The Credit Agreement provides for committed funds of approximately €15 billion which will be used, among other things, to finance the Offer, refinance certain existing indebtedness and pay transaction expenses, as well as to provide ongoing working capital for the enlarged Linde Group.
Linde has stated its intention to maintain an investment-grade rating for the combined group.
Since the announcement on 6 March 2006 by Linde and BOC that they had reached agreement on the terms of the Offer, Linde has successfully completed the Linde Rights Offering, raising €1,835,280,738 billion as a result of a capital increase. Linde has also raised €691,249,996 and £247,642,500 as a result of the issuance of new hybrid bonds. The proceeds of these equity and hybrid capital fundraisings have been placed on deposit to be used by Linde to finance the Offer. As a result, Linde has reduced the committed funds available under the Credit Agreement by £2.0 billion to approximately €12.1 billion.
Linde has also stated its intention to refinance the funds obtained pursuant to the Credit Agreement through a combination of proceeds from disposals of selected businesses and cash flows generated in the course of business.
Deutsche Bank and Morgan Stanley, joint financial advisers to Linde, are satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Scheme Shareholders under the terms of the Offer.
Further details of Linde’s financing are set out in paragraph 9 of Part Nine of this document.
11. The BOC Directors and the effect of the Scheme on their interests
The names of the BOC Directors and details of their interests in the share capital of BOC, and options and awards over this share capital, are set out in Part Nine of this document. BOC Shares held by BOC Directors will be subject to the Scheme.

PART TWO: EXPLANATORY STATEMENT
In common with the other participants in the BOC Share Schemes, the BOC Directors will be able to exercise any options they hold over BOC Shares as described in Part Nine of this document. It has been agreed that Alan Ferguson’s restricted award over 32,051 BOC Shares which was to vest in March 2006 will instead vest on the date on which the Scheme becomes effective, together with the award of 16,026 shares which was to vest in March 2007.
Particulars of the service contracts and letters of appointment of the BOC Directors are set out in paragraph 6 of Part Nine of this document.
The BOC Directors have given undertakings to Linde to vote in favour of the Scheme in respect of all of their own beneficial holdings of 101,677 BOC Shares (representing, in aggregate, approximately 0.02 per cent. of the existing issued share capital of BOC).
The non-executive directors of BOC intend to retire from the Board of BOC shortly after the Scheme becomes effective. They will receive compensation in the form of payment in lieu of notice. The present expectation of the non-executive directors of BOC is that they will have no continuing business involvement with BOC, except for Matthew Miau who would remain a director of the joint venture BOC Lienhwa Industrial Gases Company Limited or any other company within that joint venture group of companies.
As at 18 July 2006, being the last practicable date prior to the publication of this document, no arrangements had been finalised in respect of the roles of the BOC executive directors in the enlarged group.
Save as set out above, the effect of the Scheme on the interests of BOC Directors does not differ from its effect on the like interests of any other person.

12. Management, employees and pensions
Linde has confirmed that it attaches great importance to the skills and experience of the existing management and employees of BOC. Linde and BOC’s businesses are very complementary on a geographic basis and Linde has stated that it expects that BOC managers and employees will play an important role in the enlarged group as well as benefiting from greater opportunities within it. Accordingly, the Board understands that it is Linde’s intention to employ the best talents in the combined group. Linde will discuss with the executive directors of BOC and senior management their roles in the enlarged group.
Further, Linde has given assurances to the BOC Directors that, on the Scheme becoming effective, the existing employment rights, including pension rights, of all management and employees of BOC will be fully safeguarded. Linde’s plans for BOC do not involve any material change in the conditions of employment of BOC employees.
In addition, Linde can confirm that there are no plans to make any material change to the conditions of employment of Linde employees.
It is expected that integration of BOC’s and Linde’s businesses will result in some headcount reduction in the short term following the Scheme becoming effective, including as a result of the integration of administrative and business support functions and the standardisation of the organisation structures within the enlarged group, which will be subject to consultation obligations under relevant laws. In certain jurisdictions, Linde will be required to dispose of subsidiaries and/or assets of BOC and/or Linde, in order to comply with the requirements of relevant anti-trust authorities in relation to the Offer. Such disposals may involve headcount reductions and/or transfers to new employers, which will impact a number of employees of BOC and Linde. In the mid and longer terms, evaluation of the business needs and operational efficiencies of the enlarged Linde Group in each relevant country may (subject to consultation obligations under relevant laws) result in relocation of some of BOC’s and/or Linde’s business operations and/or some rationalisation of BOC’s and/or Linde’s workforces. The Linde Directors believe that the complementary geographic nature of BOC’s and Linde’s businesses will mean that the need to effect such rationalisation as a result of the Offer will be limited.
The Board of Linde is currently reviewing the enlarged group’s requirements for corporate and operational headquarters, which will also consider the location of Linde’s headquarters in Germany and BOC’s headquarters in the UK. Presently, each of BOC and Linde has a group headquarters and an operational centre in its country of incorporation. Following completion of the Offer, Linde expects to streamline group headquarters and operational centres in order to eliminate duplication of functions and ensure the enlarged

PART TWO: EXPLANATORY STATEMENT
group is run as efficiently as possible. Based on information currently available to Linde, it is likely that some presence in both Germany and the UK will be retained.
Following the announcement of the Offer, the Board was concerned that there was a risk of losing key staff during the offer period. With the approval of the Panel and Linde, BOC put in place a plan for retention arrangements for certain key employees of BOC. None of the BOC Directors are eligible to receive cash payments under these general cash retention arrangements. The individuals who will benefit from the cash retention arrangements and the final allocation of payments under the cash retention arrangements were approved by the Remuneration Committee.
Additional retention arrangements have been put in place in relation to certain businesses which may be disposed of. Insofar as these relate to BOC Edwards, Dr Rajagopal, the Chief Executive of BOC Edwards and a director of BOC, will be eligible to participate. Further details are given in paragraph 6.3 of Part Nine of this document.
Certain arrangements have also been made in relation to the BOC Share Schemes and these are summarised in paragraph 13 below. Full details of the BOC Directors’ interests in options over BOC Shares under the terms of the BOC Share Schemes are set out in paragraph 3.2 of Part Nine of this document.
Linde, BOC and the trustees of the BOC UK Defined Benefit Pension Schemes (having regard to the active, deferred and retired members) have reached agreement in respect of BOC’s obligations in relation to the funding of such schemes following completion of the Offer and the agreement has been cleared by the Pensions Regulator. The BOC Board has had regard to the above in reaching its decision to recommend the Offer.
13. BOC Share Schemes
The Scheme will extend to BOC Shares issued pursuant to the BOC Share Schemes before 6:00 p.m. on the day before the Order Date. However, no BOC Shares will be issued (pursuant to the BOC Share Schemes or otherwise) during the period beginning on the Loan Note Deadline and ending on the Scheme Record Time.
Options and awards granted under the BOC Share Schemes which are not already exercisable or which have not already vested will become exercisable or will vest as a result of the Scheme becoming effective, subject where applicable to the extent performance tests are satisfied, and participants will be able to exercise their options or awards conditional upon the Scheme becoming effective. The BOC Remuneration Committee and Linde have agreed, pursuant to the discretions given to the Remuneration Committee in the rules of the relevant BOC Share Scheme, that in respect of options and awards granted under the BOC Executive Share Option Scheme 2003, the BOC Long Term Incentive Plan and the BOC Share Matching Plan, the performance conditions will be applied but any pro rating in respect of time will be waived except where participants in these arrangements (other than the Long Term Incentive Plan) have resigned. Options and awards granted to BOC Directors will be treated the same under these arrangements as the options and awards granted to all other participants in the BOC Share Schemes.
To the extent that, following application of the performance conditions, an option or award does not become exercisable or vest as a result of the Scheme becoming effective or becomes exercisable but is not exercised, it will lapse six months after the Effective Date except for options granted under the Executive Share Option Scheme 1995 and the Executive Share Option Scheme 1995 Jersey which are already exercisable (to the extent that the relevant performance targets were satisfied) and will remain exercisable to the same extent, and options granted under the BOC Sharesave Schemes which have become exercisable by reason of death and will be exercisable for 12 months from the date of death.
Outstanding options and awards under the BOC Share Schemes will be satisfied by the issue of BOC Shares or, to the extent available, by the transfer of BOC Shares held in the BOC Employee Share Trust.
The Scheme will not extend to BOC Shares acquired by participants in the BOC Share Schemes after 6:00 p.m. on the day before the Order Date. Therefore, an amendment is proposed to the articles of association of BOC to the effect that any BOC Shares issued or transferred to participants (or their spouses or civil partners) following the exercise of options or the vesting of awards after 6:00 p.m. on the day before the Order Date will automatically be acquired by Linde in consideration for the payment by Linde to such persons of such amount of consideration as would have been payable pursuant to the Scheme for each

PART TWO: EXPLANATORY STATEMENT
such BOC Share as if it were a Scheme Share. The holders of options or awards and their spouses or civil partners (other than Restricted Overseas Persons) may elect for the Loan Note Alternative in respect of the BOC Shares they acquire after 6:00 p.m. on the day before the Order Date provided they do so when they exercise their options and/or their awards vest (or, in the case of a spouse or civil partner, when they receive BOC Shares from the optionholder) on or before the date falling six months after the Effective Date. Holders of options and/or awards and their spouses or civil partners who are Restricted Overseas Persons will receive cash.
Linde has agreed with BOC, as a term of its proposal to optionholders under the BOC Executive Share Option Scheme 1995, the BOC Executive Share Option Scheme 1995 Jersey and the BOC Executive Share Option Scheme 2003 to make available to such optionholders a cashless exercise facility such that the exercise price of options exercised in connection with the proposals is funded out of the consideration payable by Linde for the BOC Shares acquired on the exercise of such options. The cashless exercise facility will remain available for at least six months after the Effective Date in respect of options granted under the executive share option schemes.
Options granted under the BOC Sharesave Schemes will only be exercisable to the extent of savings made under the related savings contract at the time of exercise together with any accrued interest due.
Holders of options and awards under the BOC Share Schemes will be sent a separate letter explaining the effect of the Scheme on their options and awards and the action they may take.
14. Delisting
The last day of dealings in, and for registration of transfers of, BOC Shares will be the Order Date which is expected to be Monday 4 September 2006, following which BOC Shares will be suspended from the Official List and from the London Stock Exchange’s market for listed securities. No transfers of BOC Shares will be registered after this date until the Scheme becomes effective, other than the registration of BOC Shares released, transferred or issued under the terms of the BOC Share Schemes after the Order Date and prior to the Scheme becoming effective.
Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of the BOC Shares to be cancelled and to the London Stock Exchange for the BOC Shares to cease to be admitted to trading on the London Stock Exchange’s market for listed securities. It is expected that such cancellation and cessation will take place on the Effective Date. Accordingly, if the Court makes the Order on Monday 4 September 2006, the delisting will become effective on Tuesday 5 September 2006.
Following the Effective Date, the BOC ADSs will be delisted from the New York Stock Exchange and the BOC ADSs and the underlying BOC Shares will be deregistered with the SEC. BOC’s SEC reporting obligations will be suspended shortly after the Effective Date upon the filing of the required forms with the SEC, and BOC’s SEC reporting and other obligations will terminate upon the deregistration becoming effective 90 days thereafter.

15. Settlement
Settlement of the cash consideration and issue of the certificates in respect of the Loan Notes to which any holder of Loan Note Elected Shares is entitled under the Scheme will be effected within 14 days of the Effective Date in the manner set out below.
Except with the consent of the Panel, settlement of cash consideration to which any Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Linde may otherwise be, or claim to be, entitled against such Scheme Shareholder.
All documents and remittances sent through the post will be sent at the risk of the person(s) entitled thereto.

(A)	Cash consideration where Scheme Shares are held in uncertificated form (that is, in CREST)
On the Effective Date, Cancellation Shares held within CREST will be cancelled. Scheme Shareholders who hold Cancellation Shares in uncertificated form will receive any cash consideration to which they are entitled through CREST by Linde procuring the creation of a CREST payment obligation in favour of the

PART TWO: EXPLANATORY STATEMENT
appropriate CREST account through which the relevant Scheme Shareholder holds such uncertificated shares in respect of the cash consideration due to him or her. The CREST payment obligations will be created within 14 days after the Effective Date.
As from the Effective Date, each holding of BOC Shares credited to any stock account in CREST will be disabled and all BOC Shares will be removed from CREST in due course thereafter.
Linde reserves the right to pay all or any part of the cash consideration referred to above to all or any Scheme Shareholder(s) who hold Cancellation Shares in uncertificated form at the Scheme Record Time in the manner referred to in paragraph 15(B) below if, for any reason, it wishes to do so.

(B)	Cash consideration where Scheme Shares are held in certificated form
On the Effective Date, Cancellation Shares held in certificated form will be cancelled and share certificates for such Cancellation Shares will cease to be valid and should be destroyed.
Settlement of cash consideration due under the Scheme in respect of Cancellation Shares held in certificated form shall be dispatched:

•	by first class post, by cheque drawn on a branch of a UK clearing bank; or

•	by such other method as may be approved by the Panel.
All such cash payments (whether in respect of BOC Shares in uncertificated or certificated form) shall be made in sterling. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in the register of members of BOC in respect of the joint holding concerned. Cheques shall be dispatched within 14 days after the Effective Date.
All deliveries of cheques required to be made pursuant to the Scheme shall be effected by posting the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of BOC at the Scheme Record Time (or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time) or in accordance with any special instructions regarding communications, and neither BOC nor Linde shall be responsible for any loss or delay in the transmission of cheques sent in this way and such cheques shall be sent at the risk of the person entitled thereto.

(C)	Loan Notes
Where a Scheme Shareholder (other than a Restricted Overseas Person) validly elects for and becomes entitled to receive Loan Notes under the Loan Note Alternative, any relevant Loan Note Elected Shares will, after the cancellation of the Cancellation Shares and the issue of New BOC Shares to Linde, be transferred to Linde as soon as reasonably practicable.
Whether Loan Note Elected Shares are held in certificated or uncertificated form, where a Scheme Shareholder validly elects to transfer some or all of his or her Scheme Shares in exchange for Loan Notes (subject to the terms and conditions of the Loan Note Alternative set out in Part Six of this document and any such election being made on the Loan Note Form of Election by the Loan Note Deadline), the amount of Loan Notes in respect of which the election is made will be issued and credited as fully paid to the Loan Note Elected Shareholder not more than 14 days after the Effective Date.
Definitive certificates for the Loan Notes will be dispatched by first class post (or by such other method as may be approved by the Panel) within 14 days of the Effective Date. Fractional entitlements to Loan Notes will be disregarded and will not be issued.
The Loan Note Alternative is not available to any Restricted Overseas Person.

PART TWO: EXPLANATORY STATEMENT
16. United Kingdom, German and US taxation
Your attention is drawn to Part Eight of this document.
The summary is intended as a guide only and BOC Shareholders who are in any doubt about their taxation position, or who are resident for tax purposes outside the United Kingdom or the US, are strongly advised to contact an appropriate professional independent financial adviser immediately.
17. Overseas Shareholders
The implications of the Scheme and the Offer (including the right to make an election under the Loan Note Alternative) for Overseas Persons may be affected by the laws of the relevant jurisdictions. Overseas Persons should inform themselves about, and observe, any applicable legal requirements. It is the responsibility of each Overseas Person to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.
Notice to US investors in BOC: The Offer relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in the documentation has been prepared in accordance with accounting standards applicable in the UK and Germany that may not be comparable with the financial statements of US companies. If Linde exercises its right in the future to implement the Offer by way of a takeover offer, the Offer will be made in compliance with the applicable US laws and regulations.
This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document and the accompanying documents have been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside of England.
Overseas Persons should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme.
18. Action to be taken
The Scheme and the Offer are subject to the satisfaction or waiver of the Conditions set out in Part Three of this document.
In order to become effective, the Scheme must be approved by a majority in number of Scheme Shareholders, present and voting either in person or by proxy at the Court Meeting, representing 75 per cent. or more in value of all BOC Shares held by such Scheme Shareholders and, in addition, a special resolution implementing the Scheme must be passed at the EGM (requiring the approval of BOC Shareholders representing 75 per cent. or more of the votes cast at the EGM). Under the Act, the Scheme is also subject to the approval of the Court at the Hearing, which is expected to be held on Monday 4 September 2006. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, including those who did not vote to approve the Scheme.
Notices convening the Court Meeting and the EGM are set out in Parts Twelve and Thirteen of this document, respectively.
BOC Shareholders will find enclosed with this document:

•	a blue Form of Proxy for use at the Court Meeting;

•	a white Form of Proxy for use at the EGM;

•	a green Loan Note Form of Election; and

PART TWO: EXPLANATORY STATEMENT

•	a reply-paid envelope for use within the United Kingdom for the return of the Loan Note Form of Election and, in the case of Loan Note Elected Shareholders holding Scheme Shares in certificated form, the relevant share certificates and/or other documents of title.
Restricted Overseas Persons will not receive a Loan Note Form of Election.
It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of BOC Shareholder opinion. Whether or not you plan to attend the Meetings in person, you are strongly encouraged to sign and return your Forms of Proxy or to appoint a proxy electronically as referred to below, as soon as possible and in any event so as to be received by the Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZN, by the following times and dates:

blue Forms of Proxy for the Court Meeting	2:00 p.m. on Monday 14 August 2006
white Forms of Proxy for the EGM	2:15 p.m. on Monday 14 August 2006
(or, in the case of an adjourned meeting, not less than 48 hours prior to the time and date set for the adjourned meeting).
Both Forms of Proxy are pre-printed with a reply paid address on the reverse (for postage from within the UK). Alternatively, proxy appointments and instructions may be registered electronically by logging on to the Registrars’ website, www.sharevote.co.uk, where full details of the procedure are given. The personal reference number, card ID and account number printed on the Forms of Proxy will be required in order to use this electronic system. Alternatively, shareholders who have already registered with the Registrars’ on-line portfolio service, Shareview, can appoint their proxy electronically be logging on to their portfolio at www.shareview.co.uk. and clicking on ‘Company Meetings’. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after the deadlines referred to above. Please note that any electronic communication found to contain a computer virus will not be accepted. If you hold your BOC Shares in uncertificated form (that is, held in CREST), you may vote using the CREST Proxy Voting Service in accordance with the procedures set out in the CREST Manual (please also refer to the accompanying notes for the notice of the EGM set out at the end of Part Thirteen of this document). Proxies submitted via CREST (under CREST participant ID 7RA01) must be received by the Registrars not later than 2:00 p.m. on Monday 14 August 2006 in the case of the Court Meeting and by 2:15 p.m. on Monday 14 August 2006 in the case of the EGM (or, in the case of an adjourned meeting, not less than 48 hours prior to the time and date set for the adjourned meeting).
If the blue Form of Proxy relating to the Court Meeting is not lodged by 2:00 p.m. on Monday 14 August 2006, it may be handed to the Chairman of the Court Meeting or the Registrars before the start of the Court Meeting on Wednesday 16 August 2006 and will still be valid. However, in the case of the EGM, unless the white Form of Proxy is returned by 2:15 p.m. on Monday 14 August 2006 and in accordance with the instructions printed on it, it will be invalid. The completion and return of a Form of Proxy, or the making of such appointment electronically in accordance with the foregoing procedures, will not preclude you from attending and voting in person at either the Court Meeting or the EGM, or any adjournment thereof, if you so wish and are so entitled.
If you wish to elect to receive Loan Notes instead of cash in respect of all or part of your holding of Scheme Shares under the Scheme, you should also complete the green Loan Note Form of Election and return it to Lloyds TSB Registrars by the Loan Note Deadline.
If your Scheme Shares are in uncertificated form (that is, held in CREST) and you wish to receive Loan Notes, in addition to completing and returning a Loan Note Form of Election, you should also take (or procure to be taken) the action set out in paragraph 2 of Part Seven of this document to transfer the Scheme Shares in respect of which you wish to elect for the Loan Note Alternative to an escrow balance, using a TTE instruction specifying Lloyds TSB Registrars (in its capacity as a CREST participant) as the escrow agent, as soon as possible and in any event so that the TTE instruction settles no later than the Loan Note Deadline.
Notes on completing the green Loan Note Form of Election and on submitting a TTE instruction are set out in Part Seven of this document.
The Loan Note Alternative is not available to Restricted Overseas Persons.

PART TWO: EXPLANATORY STATEMENT
Scheme Shareholders who do not wish to elect to receive any Loan Notes are not required to return the Loan Note Form of Election or return share certificates or other documents of title or submit a TTE instruction.
Apart from completing, signing and returning the Forms of Proxy, Scheme Shareholders not electing to receive Loan Notes need take no further action at this stage.
If you have any questions about this document, the Court Meeting, the EGM or the Offer, or are in any doubt as to how to complete the Forms of Proxy or the Loan Note Form of Election, BOC Shareholders should call the BOC Shareholder helpline between 8:30 a.m. and 5:30 p.m. Monday to Friday (except UK public holidays) on 0845 600 0301 (from within the UK) or +44 1903 276 342 (from outside the UK). Calls will be charged at LoCall or international rates as the case may be. Please note that calls may be monitored or recorded and the helpline cannot provide financial advice or advice on the merits of the Offer.
19. Further information
The terms of the Scheme are set out in full in Part Ten of this document. Your attention is also drawn to the further information contained in this document which forms part of this explanatory statement.

Yours faithfully	Yours faithfully
for and on behalf of	for and on behalf of
JPMorgan Cazenove	Merrill Lynch
Mark Breuer	Kevin J Smith
Managing Director	Managing Director

PART THREE: CONDITIONS TO THE IMPLEMENTATION
OF THE SCHEME AND THE OFFER
1.  Pre-Conditions of the Offer
The following Pre-Conditions to the Offer and the posting of this document have been satisfied:

(a)	insofar as the proposed acquisition of BOC by Linde constitutes a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (as amended) (the “Merger Regulation”):

(i)	the European Commission shall have made a decision declaring the concentration compatible with the common market under Articles 6(1)(b), 8(1) or 8(2) of the Merger Regulation, any conditions and obligations attached to the European Commission’s decision being in form and substance reasonably satisfactory to Linde; or

(ii)	the European Commission shall not have taken a decision in accordance with Articles 6(1)(b), 6(1)(c), 8(1), 8(2) or 8(3) of the Merger Regulation within the time limits set in Articles 10(1) and 10(3) and is thereby deemed to have declared the concentration compatible with the common market pursuant to the presumption in Article 10(6) of the Merger Regulation; or

(iii)	in the event that the European Commission makes a referral to a competent authority under Articles 4(4) or 9(1) of the Merger Regulation in connection with the proposed acquisition of BOC by Linde, such competent authority shall have issued a decision, finding or declaration, in terms reasonably satisfactory to Linde, approving the proposed acquisition and permitting its closing without any breach of applicable law; and

(b)	all filings having been made and all or any applicable waiting periods (including any extensions thereof) under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the proposed acquisition of BOC by Linde and neither of the parties being subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits consummation of the Offer as a result of action brought by the US Federal Trade Commission or US Department of Justice.
2.  Conditions of the Offer
The Offer is conditional upon the Scheme becoming unconditional and becoming effective, subject to the City Code, by not later than 28 February 2007, or such later date (if any) as BOC, Linde and (if required) the Court may agree. The Scheme is conditional upon:

(a)	approval of the Scheme by a majority in number, representing 75 per cent. or more in value, of the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting or at any adjournment thereof;

(b)	the resolution necessary to implement the Scheme as set out in the notice of the EGM being duly passed by the requisite majority of BOC Shareholders at the EGM or at any adjournment thereof; and

(c)	the sanction (without modification or with modification as agreed by BOC and Linde) of the Scheme and the confirmation of any reduction of capital involved therein by the Court, an office copy of the Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies and, in relation to the reduction of capital, being registered by him.
3.  Conditions of the Scheme
In addition, the Scheme is conditional upon the following matters and, accordingly, the necessary action to make the Scheme effective will not be taken unless such conditions (as amended if appropriate) have been satisfied or waived:

(a)	since 30 September 2005 and except as disclosed in BOC’s annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to 6 March 2006 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 6 March 2006 in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which is material in the context of the Offer and

PART THREE: CONDITIONS TO THE IMPLEMENTATION
OF THE SCHEME AND THE OFFER

which, in each case to an extent which is material in the context of the Wider Linde Group or Wider BOC Group taken as a whole, would reasonably be expected to:

(i)	make the Offer, its implementation or the acquisition or proposed acquisition by Linde or any member of the Wider Linde Group of any shares or other securities in, or control or management of, BOC or any member of the Wider BOC Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly materially restrain, prevent, prohibit, restrict or delay the same or impose material additional conditions or obligations with respect to the Offer, or otherwise materially impede, challenge or interfere with the Offer or such acquisition, or require material amendment to the terms of the Offer or the acquisition or proposed acquisition of any BOC Shares on the acquisition of control or management of BOC or the Wider BOC Group by Linde or any member of the Wider Linde Group;

(ii)	limit or delay, or impose any limitations on, the ability of any member of the Linde Group or any member of the BOC Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider BOC Group or any member of the Linde Group;

(iii)	prevent or delay or alter the terms envisaged for any proposed divestiture or require any additional divestiture by any member of the Wider Linde Group of any shares or other securities in BOC;

(iv)	prevent or delay or alter the terms envisaged for any proposed divestiture or require any additional divestiture by any member of the Wider Linde Group or by any member of the Wider BOC Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective businesses, assets or properties or any part thereof;

(v)	except pursuant to Part XIIIA of the Act, require any member of the Wider Linde Group or of the Wider BOC Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of the Wider BOC Group owned by any third party;

(vi)	limit the ability of any member of the Wider Linde Group or of the Wider BOC Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Linde Group or of the Wider BOC Group;

(vii)	result in any member of the Wider BOC Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii)	otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider BOC Group,

and all applicable waiting and other time periods (including any extensions of such waiting and other time periods) during which any Third Party could intervene under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate), in each case which is material in the context of the Wider Linde Group or the Wider BOC Group taken as a whole;

(b)	since 30 September 2005 and except as disclosed in BOC’s annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to 6 March 2006 (by the delivery of an announcement to a Regulatory Information Service) or as fairly disclosed prior to 6 March 2006 in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, all Authorisations which are necessary or are reasonably considered necessary or appropriate by Linde in any relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, BOC or any other member of the Wider BOC Group by any member of the Wider Linde Group or the carrying on by any member of the Wider BOC Group of its business having been obtained, in terms and in a form reasonably satisfactory to Linde, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider BOC Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify

PART THREE: CONDITIONS TO THE IMPLEMENTATION
OF THE SCHEME AND THE OFFER

or not to renew any of the same (in any case to an extent which is or would be material in the context of the Wider BOC Group taken as a whole);

(c)	since 30 September 2005 and except as disclosed in BOC’s annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to 6 March 2006 (by the delivery of an announcement to a Regulatory Information Service) or as fairly disclosed prior to 6 March 2006 in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, there being no provision of any material arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider BOC Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any material circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, BOC or any other member of the Wider BOC Group by any member of the Wider Linde Group or otherwise, could or might reasonably be expected to result in (in any case to an extent which is or would be material in the context of the Wider BOC Group taken as a whole):

(i)	any monies borrowed by, or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider BOC Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider BOC Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider BOC Group thereunder, or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)	any material asset or interest of any member of the Wider BOC Group being or falling to be disposed of or ceasing to be available to any member of the Wider BOC Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider BOC Group;

(v)	any member of the Wider BOC Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the creation of material liabilities (actual or contingent) by any member of the Wider BOC Group;

(vii)	the financial or trading position or the value of any member of the Wider BOC Group being prejudiced or adversely affected,

and, except as aforesaid, no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, would result in or would be reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (vii) of this Condition (c) in any case to an extent which is or would be material in the context of the Wider BOC Group taken as a whole;

(d)	since 30 September 2005 and except as disclosed in BOC’s annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to 6 March 2006 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 6 March 2006 in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, no member of the Wider BOC Group having (in each case, save for paragraph (ii) below, to an extent which is material in the context of the Wider BOC Group taken as a whole):

(i)	issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire,

PART THREE: CONDITIONS TO THE IMPLEMENTATION
OF THE SCHEME AND THE OFFER

any such shares or convertible securities or transferred or sold any shares out of treasury, other than:

(A)	to other members of the Wider BOC Group or to third parties, provided that such issue, transfer or sale preserves the BOC Group’s existing interest in such member of the Wider BOC Group as at 6 March 2006; or

(B)	shares issued pursuant to the exercise of options or the vesting of awards in each case granted under the BOC Share Schemes or under an employee’s terms of employment;

(ii)	purchased or redeemed or repaid any of its own shares or other securities or reduced or, save in respect of the matters mentioned in paragraph (i) above, made any other change to any part of its share capital to an extent which (other than in the case of BOC) is material in the context of the Wider BOC Group taken as a whole;

(iii)	recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to a member of the BOC Group or a third party, provided that such dividend or other distribution is pro rata to that party’s existing interest in such member of the Wider BOC Group as at 6 March 2006) save, to the extent applicable, in relation to the Second Interim Dividend;

(iv)	except as a result of the issue of notes under the Euro Medium Term Note Programme or commercial paper under any BOC commercial paper programme or the refinancing of any existing indebtedness, or as between members of the BOC Group, made or authorised any change in its loan capital;

(v)	merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets of a material value or any right, title or interest in any assets of a material value (including shares in any undertaking and trade investments) or authorised the same (in each case other than in the ordinary course of business), other than a transaction between:

(A)	members of the BOC Group; or

(B)	a member of the BOC Group and a third party, provided that such transaction preserves the BOC Group’s existing interest in such member of the Wider BOC Group as at 6 March 2006;

(vi)	except as a result of the issue of notes under the Euro Medium Term Note Programme or commercial paper under any BOC commercial paper programme or the refinancing of any existing indebtedness, issued, agreed to issue or authorised the issue of, or made any change in or to, any debentures or incurred or increased any indebtedness or liability (actual or contingent), in each case other than as between:

(A)	members of the BOC Group; or

(B)	a member of the BOC Group and a third party, provided that such issue, change, incurrence or increase preserves the BOC Group’s existing interest in such member of the Wider BOC Group as at 6 March 2006;

(vii)	entered into, varied, or authorised any contract, agreement, commitment, transaction or arrangement other than in the ordinary course of business (whether in respect of capital expenditure or otherwise) which:

(A)	is of a long term, onerous or unusual nature or magnitude or which could reasonably be expected to involve an obligation of such nature or magnitude; or

(B)	could restrict the business of any member of the Wider BOC Group;

PART THREE: CONDITIONS TO THE IMPLEMENTATION
OF THE SCHEME AND THE OFFER

(viii)	entered into, implemented, effected or authorised any reconstruction, amalgamation or scheme in respect of itself or another member of the Wider BOC Group, other than as between:

(A)	members of the BOC Group; or

(B)	a member of the BOC Group and a third party, provided that such transaction preserves the BOC Group’s existing interest in such member of the Wider BOC Group as at 6 March 2006;

(ix)	entered into, or varied the terms of, any contract, agreement, commitment, transaction or arrangement with any director of BOC;

(x)	other than by way of a solvent winding-up in respect of a member which is dormant at the relevant time, taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xi)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii)	waived or compromised any claim;

(xiii)	made any alteration to its memorandum or articles of association;

(xiv)	made or agreed or consented to:

(A)	any material change to:

•	the terms of the trust deeds constituting the pension scheme(s) established by any member of the BOC Group for its directors, employees or their dependants; or

•	the benefits which accrue or to the pensions which are payable thereunder; or

•	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

•	the basis upon which the liabilities (including pensions) or such pension schemes are funded or made,

(B)	any change to the trustees including the appointment of a trust corporation;

(xv)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or, other than increases in emoluments in the ordinary course of business, other benefit relating to the employment or termination of employment of any person employed by the BOC Group; or

(xvi)	entered into any contract, agreement, commitment, transaction or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention in each case with respect to any of the transactions, matters or events referred to in this Condition (d);

(e)	since 30 September 2005 and except as disclosed in BOC’s annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to 6 March 2006 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 6 March 2006 in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations:

(i)	there having been no adverse change or deterioration in the business assets, financial or trading position or profit or prospects of any member of the Wider BOC Group which in any case is material in the context of the Wider BOC Group taken as a whole;

(ii)	no contingent or other liability of any member of the Wider BOC Group having arisen or become apparent or increased which in any case is material in the context of the Wider BOC Group taken as a whole; and

PART THREE: CONDITIONS TO THE IMPLEMENTATION
OF THE SCHEME AND THE OFFER

(iii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider BOC Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider BOC Group which in any case is material in the context of the Wider BOC Group taken as a whole;

(f)	since 30 September 2005 and except as disclosed in BOC’s annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to 6 March 2006 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 6 March 2006 in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, Linde not having discovered:

(i)	that any financial or business or other information concerning the Wider BOC Group publicly disclosed at any time by or on behalf of any member of the Wider BOC Group, or otherwise disclosed prior to 6 March 2006 in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before 6 March 2006 by disclosure either publicly or otherwise to Linde and which in any case is material in the context of the Wider BOC Group taken as a whole; or

(ii)	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider BOC Group to an extent which in any case is material in the context of the Wider BOC Group taken as a whole; and

(g)	since 30 September 2005 and except as disclosed in BOC’s annual report and accounts for the year then ended or as otherwise publicly announced by BOC prior to 6 March 2006 (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to 6 March 2006 in writing to Linde or its advisers by or on behalf of BOC in the course of negotiations, Linde not having discovered:

(i)	that any past or present member of the Wider BOC Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider BOC Group which in any case is material in the context of the Wider BOC Group taken as a whole;

(ii)	that there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider BOC Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or Third Party or otherwise which in any case is material in the context of the Wider BOC Group taken as a whole; or

(iii)	that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider BOC Group which in any case is or would be material in the context of the Wider BOC Group taken as a whole.
The Scheme can only become effective if all Conditions to the Scheme, including shareholder approvals and the sanction of the Court, have been satisfied (or, other than certain Conditions, waived). Unless the Scheme becomes effective by not later than 28 February 2007, or such later date as BOC and Linde may agree and (if required) the Court may allow, the Scheme will not become effective and the Offer will not proceed.

PART THREE: CONDITIONS TO THE IMPLEMENTATION
OF THE SCHEME AND THE OFFER
For the purpose of these conditions:
“Authorisations” means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;
“Third Party” means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority, court, trade agency, association, institution or professional or environmental body or any other similar person or body whatsoever in any relevant jurisdiction, but excluding any anti-trust or merger control authority;
a Third Party shall be regarded as having “intervened” if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and “intervene” shall be construed accordingly;
the “Wider BOC Group” means BOC and its subsidiary undertakings and associated undertakings and any other undertaking in which BOC and/or such undertakings (aggregating their interests) have a substantial interest;
the “Wider Linde Group” means Linde and its subsidiary undertakings and associated undertakings and any other undertaking in which Linde and/or such undertakings (aggregating their interests) have a substantial interest;
for these purposes “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the Act, other than paragraph 20(1)(b) of Schedule 4A to the Act which shall be excluded for this purpose, and “substantial interest” means a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking.
Subject to the requirements of the Panel, Linde reserves the right to waive all or any of the above Conditions, in whole or in part, except the Conditions in paragraph 2 above.
If the Panel requires Linde to make an offer for BOC Shares under the provisions of Rule 9 of the City Code, Linde may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.
4.  Certain further terms of the Offer

The Loan Note Elected Shares will be acquired by Linde fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions announced, declared or paid on or after 6 March 2006, other than the Second Interim Dividend (details of which are set out in paragraph 2 of Part Two of this document).
The Offer and, where relevant, the Loan Note Alternative are on and subject to the terms set out in this document and, in relation to the Loan Note Alternative, in the Loan Note Form of Election and such further terms as may be required to comply with the Listing Rules and the provisions of the City Code.
The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.
Linde reserves the right, with the consent of the Panel and, in certain circumstances, of BOC, to elect to implement the Offer by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.
This document and any rights or liabilities arising hereunder, together with the Offer and the Scheme, are governed by English law and are subject to the jurisdiction of the English courts. The rules and regulations of the FSA, the rules of the London Stock Exchange and the rules contained in the City Code, so far as they are appropriate, apply to the Offer.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The financial information contained in this Part Four does not constitute statutory accounts within the meaning of Section 240 of the Act. The statutory accounts for BOC in respect of the financial years ended 30 September 2005 and 30 September 2004 have been delivered to the Registrar of Companies. In respect of each of those accounts, BOC’s auditors, PricewaterhouseCoopers LLP, gave reports which were unqualified and did not contain a statement under Section 237(2) or (3) of the Act.
The financial information set out in Section A of this Part Four for the year ended 30 September 2005 has been extracted, without material adjustment, from BOC’s audited consolidated financial statements for the year ended 30 September 2005 (the “2005 financial statements”). The financial information for the years ended 30 September 2004 and 30 September 2003 has also been extracted, without material adjustment, from the 2005 financial statements. Section A begins at page 37 of this document.
The financial information set out in Section B of this Part Four has been extracted, without material adjustment, from BOC’s unaudited restatement from UK GAAP to IFRS of BOC’s financial information for the year ended 30 September 2005. Section B begins at page 112 of this document.
The financial information set out in Section C of this Part Four has been extracted, without material adjustment, from BOC’s unaudited interim results for the half-year ended 31 March 2006. Section C begins at page 144 of this document.
Throughout this Part Four BOC and its subsidiaries are referred to as the “Group”. The audited financial information in Section A of this Part Four has been prepared in accordance with UK GAAP. The unaudited restatement of the financial information for the year ended 30 September 2005 in Section B of this Part Four and the unaudited interim financial information in Section C of this Part Four have been prepared in accordance with IFRS as adopted for use in the European Union.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
SECTION A:      GROUP FINANCIAL INFORMATION
FOR THE YEAR ENDED 30 SEPTEMBER
GROUP PROFIT AND LOSS ACCOUNT

		Years Ended 30 September

		2005			2004				2003

		Before		After	Before			After	Before			After
		Exceptional	Exceptional	Exceptional	Exceptional	Exceptional		Exceptional	Exceptional	Exceptional		Exceptional
		Items	Items	Items	Items	Items		Items	Items	Items		Items
	Notes	£ million	£ million	£ million	£ million	£ million		£ million	£ million	£ million		£ million

Turnover, including share of joint ventures and associates	1	4,605.0	—	4,605.0	4,599.3	—		4,599.3	4,323.2	—		4,323.2
Less: Share of turnover of joint ventures		727.8	—	727.8	647.0	—		647.0	544.3	—		544.3
Share of turnover of associates		122.5	—	122.5	66.9	—		66.9	60.6	—		60.6

Turnover of subsidiary undertakings		3,754.7	—	3,754.7	3,885.4	—		3,885.4	3,718.3	—		3,718.3
Cost of sales	2(a)	(2,161.6)	—	(2,161.6)	(2,181.7)	—		(2,181.7)	(2,136.2)	(1.7)		(2,137.9)

Gross profit		1,593.1	—	1,593.1	1,703.7	—		1,703.7	1,582.1	(1.7)		1,580.4
Net operating expenses	2(a)	(1,156.5)	(20.7)	(1,177.2)	(1,239.3)	(14.8)		(1,254.1)	(1,174.7)	(58.5)		(1,233.2)

Operating profit of subsidiary undertakings		436.6	(20.7)	415.9	464.4	(14.8)		449.6	407.4	(60.2)		347.2
Share of operating profit of joint ventures		107.1	—	107.1	99.4	(2.6)		96.8	86.8	(6.8)		80.0
Share of operating profit of associates		20.5	—	20.5	13.1	—		13.1	11.4	—		11.4

Total operating profit including share of joint ventures and associates	1	564.2	(20.7)	543.5	576.9	(17.4)		559.5	505.6	(67.0)		438.6
Profit/(loss) on termination/disposal of businesses — continuing operations	2(b)	—	98.1	98.1	—	(79.5)		(79.5)	—	—		—
Profit on disposal of fixed assets — continuing operations	2(b)	—	10.5	10.5	—	4.9		4.9	—	—		—

Profit on ordinary activities before interest		564.2	87.9	652.1	576.9	(92.0)		484.9	505.6	(67.0)		438.6
Interest on net debt	3	(76.7)	—	(76.7)	(88.4)	—		(88.4)	(96.1)	—		(96.1)

Interest on pension scheme liabilities	8(a)	(128.9)	—	(128.9)	(117.4)	—		(117.4)	(110.2)	—		(110.2)
Expected return on pension scheme assets	8(a)	147.1	—	147.1	133.2	—		133.2	119.6	—		119.6

Other net financing income		18.2	—	18.2	15.8	—		15.8	9.4	—		9.4

Profit on ordinary activities before tax		505.7	87.9	593.6	504.3	(92.0)		412.3	418.9	(67.0)		351.9
Tax on profit on ordinary activities	4(a)	(131.5)	(28.4)	(159.9)	(146.2)	44.5		(101.7)	(121.4)	25.0		(96.4)

Profit on ordinary activities after tax		374.2	59.5	433.7	358.1	(47.5)		310.6	297.5	(42.0)		255.5
Minority interests — equity		(40.0)	(26.7)	(66.7)	(46.6)	—		(46.6)	(36.8)	0.4		(36.4)

Profit for the financial year		334.2	32.8	367.0	311.5	(47.5)		264.0	260.7	(41.6)		219.1
Dividends	9	(204.1)	—	(204.1)	(197.3)	—		(197.3)	(192.1)	—		(192.1)

Retained profit for the financial year		130.1	32.8	162.9	114.2	(47.5)		66.7	68.6	(41.6)		27.0

Earnings per 25p ordinary share	10
— basic		67.5p	6.6p	74.1p	63.2p	(9.7	)p	53.5p	52.9p	(8.4	)p	44.5p
— diluted		67.3p	6.6p	73.9p	63.1p	(9.6	)p	53.5p	52.9p	(8.4	)p	44.5p

All turnover and operating profit arose from continuing operations.
Acquisitions in 2005 were not material.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
GROUP BALANCE SHEET

	At 30 September

		2005	2004
	Notes	£ million	£ million

Fixed assets
Intangible assets	11	142.6	174.9
Tangible assets	12	2,639.9	2,618.4
Investment in joint ventures
— share of gross assets		1,102.2	996.1
— share of gross liabilities		(810.7)	(737.4)
		291.5	258.7
— loans to joint ventures		225.0	199.3
Investment in associates
— share of net assets		80.7	52.4
— loans to associates		2.1	3.3
Other investments		14.6	34.5

Investments	13	613.9	548.2

		3,396.4	3,341.5

Current assets
Stocks	14	306.3	284.4
Debtors falling due within one year	15(a)	710.4	705.6
Debtors falling due after more than one year	15(b)	17.0	16.3
Investments	16	16.4	20.8
Cash at bank and in hand	17	191.0	228.2

		1,241.1	1,255.3

Creditors: amounts falling due within one year
Borrowings and finance leases	18(a)	(259.2)	(262.1)
Other creditors	18(b)	(898.3)	(872.6)

		(1,157.5)	(1,134.7)

Net current assets		83.6	120.6

Total assets less current liabilities		3,480.0	3,462.1

Creditors: amounts falling due after more than one year
Borrowings and finance leases	19(a)	(771.5)	(928.5)
Other creditors	19(b)	(30.8)	(34.7)

		(802.3)	(963.2)

Provisions for liabilities and charges
Deferred tax	22	(241.9)	(253.0)
Other	22	(118.9)	(92.2)

Total provisions for liabilities and charges		(360.8)	(345.2)

Total net assets excluding pension assets and liabilities		2,316.9	2,153.7

Pension assets	8(a)	88.7	68.9
Pension liabilities	8(a)	(352.5)	(344.5)

Total net assets including pension assets and liabilities		2,053.1	1,878.1

Capital and reserves
Equity called up share capital	23	125.6	124.7
Share premium account	24(a)	406.6	374.9
Revaluation reserves	24(a)	26.3	30.1
Profit and loss account	24(a)	1,369.5	1,181.5
Pensions reserves	24(a)	(221.7)	(253.6)
Joint ventures’ reserves	24(a)	253.9	238.0
Associates’ reserves	24(a)	32.3	26.0
Own shares	24(a)	(50.5)	(46.3)

Equity shareholders’ funds		1,942.0	1,675.3
Minority shareholders’ equity interests		111.1	202.8

Total capital and reserves		2,053.1	1,878.1

The financial statements were approved by the board of directors on 28 November 2005 and are signed on its behalf by:
A E Isaac Director A M Ferguson Director

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
GROUP CASH FLOW STATEMENT

			Years Ended 30 September

			2005	2004	2003
	Notes		£ million	£ million	£ million

Net cash inflow from operating activities	27(a	)	665.5	758.5	700.1

Dividends from joint ventures and associates
Dividends from joint ventures			47.8	69.0	31.7
Dividends from associates			3.3	10.1	3.3

Dividends from joint ventures and associates			51.1	79.1	35.0

Returns on investments and servicing of finance Interest paid			(83.5)	(83.3)	(94.4)
Interest received			18.6	13.9	16.6
Dividends paid to minorities in subsidiaries			(66.4)	(19.3)	(12.4)
Interest element of finance lease rental payments			(0.3)	(2.5)	(4.2)

Returns on investments and servicing of finance			(131.6)	(91.2)	(94.4)

Tax paid			(118.4)	(98.2)	(90.7)

Capital expenditure and financial investment
Purchases of tangible fixed assets			(353.0)	(244.6)	(281.4)
Sales of tangible fixed assets			22.6	39.7	37.0
Purchases of intangible fixed assets			(0.6)	(0.2)	(1.2)
Net sales/(purchases) of current asset investments			4.7	(0.9)	16.6
Purchases of trade and other investments			(3.4)	(3.8)	(3.3)
Sales of trade and other investments			30.0	5.6	5.3

Capital expenditure and financial investment			(299.7)	(204.2)	(227.0)

Acquisitions and disposals
Acquisitions of businesses	28(a	)	(57.1)	(50.9)	(135.5)
Net cash acquired with subsidiaries			2.3	2.8	—
Disposals of businesses	28(a	)	224.1	98.3	3.9
Net cash disposed of with subsidiaries			(23.3)	—	(0.1)
Receipts from capital restructuring of joint ventures(1)			17.0	53.0	—
Investments in joint ventures			(8.4)	(12.9)	—
Divestments/repayments from joint ventures			—	—	12.4
Investments in associates			(37.1)	(3.9)	(8.4)
Divestments/repayments from associates			11.3	6.1	9.4

Acquisitions and disposals			128.8	92.5	(118.3)

Equity dividends paid			(204.1)	(197.3)	(192.1)

Net cash inflow before use of liquid resources and financing			91.6	339.2	12.6

Management of liquid resources
Net sales/(purchases) of short-term investments			14.3	(20.8)	16.2

Financing
Issue of shares(2)			9.6	12.4	(2.6)
Decrease in debt	27(d	)	(165.7)	(180.7)	(128.7)

Net cash outflow from financing			(156.1)	(168.3)	(131.3)

(Decrease)/increase in cash			(50.2)	150.1	(102.5)

(1)	Receipts from capital restructuring of joint ventures relates to amounts received from Japan Air Gases Ltd. This has no impact on BOC’s effective shareholding.

(2)	Issue of shares in 2005 is net of an outflow of £18.8 million for the 10 per cent buy back of shares in African Oxygen Limited relating to minority shareholders. This has no impact on BOC’s effective shareholding.
A reconciliation of the movement in cash to the movement in net debt in the year is given in note 27(b).
Liquid resources are defined as short-term deposits.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
TOTAL RECOGNISED GAINS AND LOSSES

		Years Ended 30 September

		2005	2004	2003
	Notes	£ million	£ million	£ million

Parent(1)	24(b)	298.4	11.4	218.6
Subsidiary undertakings		57.4	269.8	(0.4)
Joint ventures		6.8	(13.1)	(0.2)
Associates		4.4	(4.1)	1.1

Profit for the financial year		367.0	264.0	219.1
Actuarial loss recognised on the pension schemes		(12.4)	(2.2)	(17.5)
Movement on deferred tax relating to actuarial loss on pensions		(6.7)	(8.1)	2.0
Movement on current tax relating to actuarial loss on pensions		8.4	3.2	—
Unrealised profit on disposal of a subsidiary		—	—	8.2
Exchange translation effect on:
— results for the year of subsidiaries		7.6	0.2	8.0
— results for the year of joint ventures		1.4	(0.7)	0.2
— results for the year of associates		0.4	(0.1)	(0.2)
— foreign currency net investments in subsidiaries		64.7	(76.1)	15.3
— foreign currency net investments in joint ventures		6.0	(21.5)	9.6
— foreign currency net investments in associates		0.7	(2.8)	(1.4)

Total recognised gains and losses for the financial year	24(a)	437.1	155.9	243.3

(1)	In accordance with the concession granted under the Companies Act 1985, the profit and loss account of The BOC Group plc has not been presented separately in these financial statements.

(2)	There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for 2005, 2004 and 2003.

(3)	Profit attributable to the parent company includes dividends received from subsidiaries, joint ventures and associates, often through intermediate holding companies. These dividends may include the distribution of earnings of previous periods. As a result, the relationship of profit between parent, subsidiaries, joint ventures and associates may show fluctuations from year to year.

(4)	Excluding the amounts recognised above, a current tax charge of £(5.8) million (2004: £6.7 million credit, 2003: £9.7 million credit) has been recognised directly in the Group reserves.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
MOVEMENT IN SHAREHOLDERS’ FUNDS

	Years Ended 30 September

	2005	2004	2003
	£ million	£ million	£ million

Profit for the financial year	367.0	264.0	219.1
Dividends	(204.1)	(197.3)	(192.1)

	162.9	66.7	27.0
Other recognised gains and losses	70.1	(108.1)	24.2
Reversal of goodwill in total recognised gains and losses on disposal of subsidiaries	1.0	15.3	(4.2)
Shares issued	32.6	8.7	3.7
Consideration paid for the purchase of own shares held in an ESOP trust	(8.2)	—	(7.5)
Consideration received for the sale of own shares held in an ESOP trust	4.0	2.5	1.2
Credit in respect of employee share schemes	4.3	3.5	0.7

Net increase/(decrease) in shareholders’ funds for the financial year	266.7	(11.4)	45.1
Shareholders’ funds at 1 October	1,675.3	1,686.7	1,641.6

Shareholders’ funds at 30 September	1,942.0	1,675.3	1,686.7

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
BALANCE SHEET OF THE BOC GROUP plc

	At 30 September

		2005	2004
	Notes	£ million	£ million

Fixed assets
Tangible assets	12(e)	14.9	11.3
Investments	13(d)	3,165.8	2,982.6

		3,180.7	2,993.9

Current assets
Debtors falling due within one year	15(a)	153.0	320.4
Cash at bank and in hand	17	44.3	80.8

		197.3	401.2

Creditors: amounts falling due within one year
Borrowings and finance leases	18(a)	(107.2)	(252.1)
Other creditors	18(b)	(1,005.4)	(1,004.1)

		(1,112.6)	(1,256.2)

Net current liabilities		(915.3)	(855.0)

Total assets less current liabilities		2,265.4	2,138.9

Creditors: amounts falling due after more than one year
Borrowings and finance leases	19(a)	(677.0)	(674.5)
Other creditors	19(b)	(0.2)	(3.2)

		(677.2)	(677.7)

Total net assets		1,588.2	1,461.2

Capital and reserves
Equity called up share capital	23	125.6	124.7
Share premium account	24(b)	406.6	374.9
Other reserves	24(b)	336.4	336.4
Profit and loss account	24(b)	769.6	671.0
Own shares	24(b)	(50.0)	(45.8)

Total capital and reserves		1,588.2	1,461.2

The financial statements were approved by the board of directors on 28 November 2005 and are signed on its behalf by:
A E Isaac Director A M Ferguson Director

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
ACCOUNTING POLICIES
General

•	Basis of preparation These financial statements are based on the historical cost accounting convention in accordance with the Companies Act 1985 and comply with all applicable UK accounting standards.

UK accounting standards differ in certain respects from those generally accepted in the US and the major effects of these differences in the determination of net income and shareholders’ funds are shown in note 30 to the financial statements. Disclosure requirements of both the UK and US are incorporated throughout the notes to these financial statements.

•	Basis of consolidation The Group accounts include the accounts of the parent undertaking and of all subsidiaries, joint ventures and associates.

The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses disposed of during the year are included up to the date of relinquishing control. Material, separately identifiable business segments disposed of are analysed as discontinued operations and prior years’ analyses are restated to reflect those businesses as discontinued.

•	Accounting policies These accounts have been prepared on an accounting basis consistent with that applied in the financial year ended 30 September 2004.

•	Exchange Profit and loss and other period statements of the Group’s overseas operations are translated at average rates of exchange for the financial year. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the financial year end. Assets or liabilities swapped into other currencies are accounted for in those currencies. Exchange differences are dealt with as a movement in reserves where they arise from:

i)	the translation of the opening net assets of overseas operations;

ii)	the retranslation of retained earnings of overseas operations from average to closing rates of exchange; and

iii)	the translation or conversion of foreign currency borrowings taken to hedge overseas assets.

All other exchange differences are taken to the profit and loss account. The principal exchange rates affecting the Group are shown in the financial review on page 63 of the annual report and accounts.
Revenue Recognition
Turnover is based on the invoiced value of the sale of goods and services, and includes the sales value of long-term contracts appropriate to the state of completion. It excludes sales between Group undertakings, VAT and similar sales-based taxes. Turnover for goods and services is recognised when the significant risks and rewards of ownership are transferred to the customer. This is determined to be when delivery has occurred, title of the goods has passed to the purchaser, and where the price is fixed or determinable and reflects the commercial substance of the transaction. Sales returns are not a significant business issue in the industries in which the Group operates.
Revenue on long-term supply contracts with customers generally contains two elements:

i)	a fixed charge for the use of production or storage facilities. This is recognised on a straight line basis over the period of the contract. Where the charge is in respect of production facilities, it will also typically include the supply of a specified volume of product;

ii)	a variable charge for the supply of product, or the supply of product in excess of a specified contract volume. This is recognised when the risks and rewards of ownership are transferred to the customer.
Profit on long-term contracts is recognised on a percentage of completion basis. Provision is made for all losses incurred together with any foreseeable or anticipated future losses.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Retirement Benefits
Retirement benefits are accounted for under FRS 17.
For defined benefit schemes the regular service cost of providing retirement benefits to employees during the year is charged to operating profit in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit in the year.
A credit representing the expected return on the assets of the retirement benefit schemes during the year is included within other net financing income. This is based on the market value of the assets of the schemes at the start of the financial year.
A charge representing the expected increase in the liabilities of the retirement benefit schemes during the year is included within other net financing income. This arises from the liabilities of the schemes being one year closer to payment.
Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses in the year, together with differences arising from changes in assumptions.
For defined contribution schemes the cost of providing benefits is charged to operating profit as incurred.
Research and Development
Revenue expenditure on research and development is written off when incurred.
Operating Leases
The cost of operating leases is written off on the straight line basis over the period of the lease.
Intangible Fixed Assets

•	Goodwill Goodwill arising on the acquisition of a business, being the excess of the fair value of the purchase price over the fair value of the net assets acquired, is capitalised and amortised on a straight line basis over its useful economic life, generally up to a maximum period of 20 years. An impairment review is carried out at the end of the first full financial year following acquisition. Any impairment in the value of goodwill, calculated by discounting estimated future cash flows, is dealt with in the profit and loss account in the period in which it arises. Negative goodwill, being the excess of the fair value of the net assets acquired over the fair value of the purchase price, is capitalised and amortised on a straight line basis, generally over a period equivalent to the realisation of the non-monetary assets acquired.

Goodwill, both positive and negative, arising on acquisitions before 30 September 1998 was taken to reserves and has not been reinstated on the balance sheet. This is in line with the relevant accounting standard on goodwill, FRS10. This goodwill will remain in reserves until such time as it becomes impaired or the business or businesses to which it relates are disposed of, at which time it will be taken to the profit and loss account or statement of total recognised gains and losses where appropriate.

•	Intangibles Other material intangible assets acquired, such as patents and trademarks, are capitalised and written off on the straight line basis over their effective economic lives.
Tangible Fixed Assets
Tangible fixed assets are stated at cost less accumulated depreciation. No depreciation is charged on freehold land or construction in progress. Depreciation is charged on all other fixed assets on the straight

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
line basis to write them down to their residual values over the effective lives. Straight line depreciation rates vary according to the class of asset, but are typically:

Per Annum

Freehold property	2% - 4%
Leasehold property (or at higher rates based on the life of the lease)	2% - 4%
Plant and machinery	3% - 10%
Cylinders	4% - 10%
Motor vehicles	7% - 20%
Computer hardware and major software	15% - 25%

•	Until 30 September 1999, land and buildings were revalued periodically. Following the adoption of FRS 15, land and buildings are no longer revalued. At 1 October 1999, the net book value of assets previously revalued is regarded as the historical cost.

•	Interest costs on major fixed asset additions are capitalised during the construction period and written off as part of the total cost.

•	Where finance leases have been entered into, the capital element of the obligations to the lessor are shown as part of borrowings and the rights in the corresponding assets are treated in the same way as owned fixed assets.

•	Any impairment in the value of fixed assets, calculated by comparing the carrying value against the higher of the net realisable value or value in use, is dealt with in the profit and loss account in the period in which it arises.
Investments
Investments which are held for the long term and in which the Group has a participating interest and exercises joint control with one or more other parties are treated as joint ventures and accounted for on the gross equity method. Investments which are held for the long term and in which the Group has a participating interest and exercises significant influence are treated as associates and accounted for on the equity method. In both cases, the Group’s share of the results of the investment is included in the profit and loss account, and the Group’s share of the net assets is included in investments in the balance sheet. Other investments are shown on the balance sheet at cost less any provision for impairment.
Stocks
Stocks and work in progress are valued at the lower of cost and net realisable value. Cost where appropriate includes a proportion of overhead expenses. Work in progress is stated at cost less progress payments received or receivable. Cost is arrived at principally on the average and ‘first-in, first-out’ (FIFO) basis. The amount of long-term contracts, net of amounts transferred to cost of sales and after deducting foreseeable losses and payments on account, is included in stocks as long-term contract amounts.
Deferred Tax
The Group provides for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes. Deferred tax assets are only recognised where it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.
Provisions
Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Restructuring provisions are made for direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date. Provisions for warranties are based on contractual arrangements with customers and experience of product performance.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Financial Instruments
The Group uses financial instruments, including interest rate and currency swaps, to raise finance for its operations and to manage the risks arising from those operations. All transactions are undertaken only to manage interest and currency risk associated with the Group’s underlying business activities and the financing of those activities. The Group does not undertake any trading activity in financial instruments.

•	Foreign exchange transaction exposures The Group generally hedges actual and forecast foreign exchange exposures up to two years ahead. Forward contracts are used to hedge the forecast exposure and any gains or losses resulting from changes in exchange rates on contracts designated as hedges of forecast foreign exchange are deferred until the financial period in which they are realised. If the contract ceases to be a hedge, any gains and losses are recognised through the profit and loss account.

•	Balance sheet translation exposures A large proportion of the Group’s net assets are denominated in currencies other than sterling. Where practicable and cost effective the Group hedges these balance sheet translation exposures by borrowing in relevant currencies and markets and by the use of currency swaps. Currency swaps are used only as balance sheet hedging instruments, and the Group does not hedge the currency translation of its profit and loss account. Exchange gains and losses arising on the notional principal of these currency swaps during their life and at termination or maturity are dealt with as a movement in reserves. If the swap ceases to be a hedge of the underlying transaction, any gains or losses are recognised in the profit and loss account.

•	Interest rate risk exposures The Group hedges its exposure to movements in interest rates associated with its borrowings primarily by means of interest rate swaps and forward rate agreements. Interest payments and receipts on these agreements are included with net interest payable. They are not revalued to fair value and are not shown on the Group balance sheet at the balance sheet date.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
NOTES TO THE FINANCIAL STATEMENTS
1.     Segmental information
a)     Turnover (including share of joint ventures and associates)

	Continuing Operations

		Industrial					Total
	Process Gas	and Special	BOC	Afrox		Total Group	Group by
	Solutions	Products	Edwards	Hospitals	Gist	by Origin	Destination
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2005
Europe	332.3	467.0	185.6	—	315.9	1,300.8	1,252.1
Americas	631.5	322.3	268.3	—	—	1,222.1	1,188.8
Africa	38.6	272.3	—	275.1	—	586.0	583.4
Asia/Pacific	463.9	660.1	372.1	—	—	1,496.1	1,580.7

Turnover	1,466.3	1,721.7	826.0	275.1	315.9	4,605.0	4,605.0

2004
Europe	292.8	449.1	189.5	—	293.2	1,224.6	1,162.7
Americas	523.4	422.6	272.3	—	—	1,218.3	1,171.6
Africa	36.1	230.8	—	432.1	—	699.0	699.4
Asia/Pacific	422.9	679.8	354.7	—	—	1,457.4	1,565.6

Turnover	1,275.2	1,782.3	816.5	432.1	293.2	4,599.3	4,599.3

2003
Europe	278.3	430.0	154.3	—	291.8	1,154.4	1,137.4
Americas	517.5	461.7	259.6	—	—	1,238.8	1,191.5
Africa	30.8	201.3	—	353.4	—	585.5	588.0
Asia/Pacific	416.1	658.2	270.2	—	—	1,344.5	1,406.3

Turnover	1,242.7	1,751.2	684.1	353.4	291.8	4,323.2	4,323.2

(1)	Inter segment turnover is not material.

(2)	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
b)     Business analysis

	Continuing Operations

		Industrial
	Process Gas	and Special	BOC	Afrox
	Solutions	Products	Edwards	Hospitals	Gist	Corporate	Total Group
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2005
Total operating profit before exceptional items (1)	207.2	289.4	38.1	37.2	24.5	(32.2)	564.2
Operating exceptional items(1)	—	—	(20.7)	—	—	—	(20.7)

Operating profit	207.2	289.4	17.4	37.2	24.5	(32.2)	543.5
Profit on disposal of businesses	—	13.2	—	84.9	—	—	98.1
Profit on disposal of fixed assets	—	10.5	—	—	—	—	10.5
Capital employed(2)	1,795.6	948.9	549.2	25.0	46.9	(81.2)	3,284.4
Capital expenditure(3)	203.8	124.5	33.2	12.4	18.5	4.9	397.3
Depreciation and amortisation(3)	147.3	95.5	38.9	6.7	12.4	1.1	301.9

2004
Total operating profit before exceptional items (1)	190.3	269.5	47.8	59.8	25.1	(15.6)	576.9
Operating exceptional items(1)	(0.8)	(15.6)	(1.0)	—	—	—	(17.4)

Operating profit	189.5	253.9	46.8	59.8	25.1	(15.6)	559.5
Loss on disposal of business	—	(79.5)	—	—	—	—	(79.5)
Profit on disposal of fixed assets	4.9	—	—	—	—	—	4.9
Capital employed(2)	1,625.2	943.9	548.1	162.5	6.9	(66.2)	3,220.4
Capital expenditure(3)	100.1	99.4	30.1	17.5	9.0	—	256.1
Depreciation and amortisation(3)	156.0	101.5	40.1	12.3	12.9	1.2	324.0

2003
Total operating profit before exceptional items (1)	184.0	242.7	18.5	46.1	29.2	(14.9)	505.6
Operating exceptional items(1)	(6.9)	(4.5)	(10.6)	—	—	(45.0)	(67.0)

Operating profit	177.1	238.2	7.9	46.1	29.2	(59.9)	438.6
Capital employed(2)	1,822.9	1,158.1	596.1	167.2	0.8	(88.0)	3,657.1
Capital expenditure(3)	93.1	105.2	37.6	17.8	22.3	5.2	281.2
Depreciation and amortisation(3)	165.8	101.2	39.1	9.8	15.8	1.7	333.4

(1)	Including share of joint ventures and associates.

(2)	Capital employed comprises the capital and reserves of the Group, its long-term liabilities and all current borrowings net of cash and deposits.

(3)	Subsidiary undertakings only.

(4)	Net interest and net borrowings are managed centrally and are not directly attributable to individual business segments or regions.

(5)	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
c)     Regional analysis

					Total
	Europe	Americas	Africa	Asia/Pacific	Group
	£ million	£ million	£ million	£ million	£ million

2005
Total operating profit before exceptional items(1)	143.7	100.0	91.3	229.2	564.2
Operating exceptional items(1)	(5.1)	(15.6)	—	—	(20.7)

Operating profit	138.6	84.4	91.3	229.2	543.5
Profit on disposal of businesses	—	13.2	84.9	—	98.1
Profit on disposal of fixed assets	—	10.5	—	—	10.5
Capital employed(2)	774.2	1,143.2	203.4	1,163.6	3,284.4
Capital expenditure(3)	105.1	133.0	45.8	113.4	397.3

2004
Total operating profit before exceptional items(1)	155.4	77.4	108.9	235.2	576.9
Operating exceptional items(1)	—	(14.8)	—	(2.6)	(17.4)

Operating profit	155.4	62.6	108.9	232.6	559.5
Loss on disposal of business	—	(79.5)	—	—	(79.5)
Profit on disposal of fixed assets	4.9	—	—	—	4.9
Capital employed(2)	796.6	992.9	335.4	1,095.5	3,220.4
Capital expenditure(3)	72.3	71.8	44.2	67.8	256.1

2003
Total operating profit before exceptional items(1)	144.3	91.8	85.0	184.5	505.6
Operating exceptional items(1)	(7.3)	(49.1)	—	(10.6)	(67.0)

Operating profit	137.0	42.7	85.0	173.9	438.6
Capital employed(2)	866.2	1,225.0	321.5	1,244.4	3,657.1
Capital expenditure(3)	102.7	79.1	36.7	62.7	281.2

(1)	Including share of joint ventures and associates.

(2)	Capital employed comprises the capital and reserves of the Group, its long-term liabilities and all current borrowings net of cash and deposits.

(3)	Subsidiary undertakings only.

(4)	Net interest and net borrowings are managed centrally and are not directly attributable to individual business segments or regions.

(5)	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
d)     Joint ventures and associates — business analysis

	Joint Ventures			Associates

		Industrial			Industrial
	Process Gas	and Special	BOC	Process Gas	and Special	BOC	Afrox
	Solutions	Products	Edwards	Solutions	Products	Edwards	Hospitals
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2005
Turnover(1)	287.9	244.9	195.0	51.7	7.6	5.5	57.7
Operating profit before exceptional items(1)	44.6	31.6	30.9	8.9	0.5	1.2	9.9
Operating exceptional items(1)	—	—	—	—	—	—	—

Operating profit	44.6	31.6	30.9	8.9	0.5	1.2	9.9
Capital employed(2)	116.7	67.0	107.8	42.7	5.0	2.2	30.8
Capital expenditure	192.2	17.8	54.3	2.2	1.6	—	17.8

Group share	106.3	8.2	26.4	0.6	0.5	—	2.0
Other partners	85.9	9.6	27.9	1.6	1.1	—	15.8

Depreciation and amortisation (1)	32.7	10.3	11.2	2.8	0.6	0.1	0.8

2004
Turnover(1)	230.0	238.9	178.1	36.3	7.7	5.5	17.4
Operating profit before exceptional items(1)	40.8	30.4	28.2	6.3	0.7	1.4	4.7
Operating exceptional items(1)	(0.8)	(0.8)	(1.0)	—	—	—	—

Operating profit	40.0	29.6	27.2	6.3	0.7	1.4	4.7
Capital employed(2)	89.5	69.3	99.9	35.3	4.9	2.5	9.7
Capital expenditure	58.5	15.5	30.1	2.1	2.7	0.1	—

Group share	25.7	7.4	14.8	0.6	0.7	—	—
Other partners	32.8	8.1	15.3	1.5	2.0	0.1	—

Depreciation and amortisation (1)	27.0	10.2	10.1	2.7	0.5	0.1	1.0

(1)	Group share.

(2)	Capital employed comprises the Group’s share of the net assets of joint ventures or associates.

(3)	The decrease in capital employed of joint ventures in 2004 is principally due to the acquisition of an additional 30 per cent ownership interest in the Cantarell joint venture (see note 28a)).

(4)	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	Joint Ventures			Associates

		Industrial			Industrial
	Process Gas	and Special	BOC	Process Gas	and Special	BOC	Afrox
	Solutions	Products	Edwards	Solutions	Products	Edwards	Hospitals
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

2003
Turnover(1)	191.9	221.6	130.8	30.9	8.6	5.7	15.4
Operating profit before exceptional items(1)	39.0	25.6	22.2	5.8	0.7	1.4	3.5
Operating exceptional items (1)	(2.5)	(1.8)	(2.5)	—	—	—	—

Operating profit	36.5	23.8	19.7	5.8	0.7	1.4	3.5
Capital employed(2)	183.8	108.2	118.0	40.8	7.2	3.3	8.3
Capital expenditure	40.7	10.5	20.7	8.0	1.1	0.4	—

Group share	17.7	5.1	10.3	2.5	0.3	0.2	—
Other partners	23.0	5.4	10.4	5.5	0.8	0.2	—

Depreciation and amortisation (1)	28.0	10.1	9.6	5.4	1.2	0.6	0.7

(1)	Group share.

(2)	Capital employed comprises the Group’s share of the net assets of joint ventures or associates.
e)     Joint ventures and associates — regional analysis

	Joint Ventures		Associates

	Americas	Asia/Pacific	Americas	Africa	Asia/Pacific
	£ million	£ million	£ million	£ million	£ million

2005
Turnover(1)	140.2	587.6	41.5	57.7	23.3
Operating profit before exceptional items(1)	24.1	83.0	3.7	10.2	6.6
Operating exceptional items(1)	—	—	—	—	—

Operating profit	24.1	83.0	3.7	10.2	6.6
Capital employed(2)	(10.8)	302.3	16.0	31.6	33.1
Capital expenditure	103.2	161.1	0.1	17.8	3.7

Group share	64.0	76.9	—	2.0	1.1
Other partners	39.2	84.2	0.1	15.8	2.6

2004
Turnover(1)	87.6	559.4	26.5	17.4	23.0
Operating profit before exceptional items(1)	17.2	82.2	1.1	4.7	7.3
Operating exceptional items(1)	—	(2.6)	—	—	—

Operating profit	17.2	79.6	1.1	4.7	7.3
Capital employed(2)	(30.0)	288.7	12.5	9.7	30.2
Capital expenditure	6.0	98.1	0.1	—	4.8

Group share	2.4	45.5	—	—	1.3
Other partners	3.6	52.6	0.1	—	3.5

2003
Turnover(1)	68.0	476.3	19.1	15.4	26.1
Operating profit before exceptional items(1)	19.1	67.7	(0.7)	3.5	8.6
Operating exceptional items(1)	—	(6.8)	—	—	—

Operating profit	19.1	60.9	(0.7)	3.5	8.6
Capital employed(2)	26.5	383.5	13.1	8.3	38.2
Capital expenditure	13.8	58.1	6.0	—	3.5

Group share	5.4	27.7	1.8	—	1.2
Other partners	8.4	30.4	4.2	—	2.3

(1)	Group share.

(2)	Capital employed comprises the Group’s share of the net assets of joint ventures or associates.

(3)	The decrease in capital employed of joint ventures in 2004 is principally due to the acquisition of an additional 30 per cent ownership interest in the Cantarell joint venture (see note 28a)).

(4)	The Afrox hospitals business was accounted for as a subsidiary company until March 2005 and thereafter as an associated company, following the disposal of BOC’s controlling interest.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
f)     Significant country analysis

	UK			US

	2005	2004	2003	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million	£ million

Turnover(1)	993.2	973.9	914.3	887.1	959.7	1,013.5
Total operating profit before exceptional items(1)	85.5	112.9	110.4	41.7	21.5	31.3
Operating exceptional items(1)	(5.1)	—	(5.0)	(15.6)	(14.8)	(48.9)

Operating profit	80.4	112.9	105.4	26.1	6.7	(17.6)
Profit/(loss) on disposal of business	—	—	—	13.2	(79.5)	—
Profit on disposal of fixed assets	—	4.9	—	10.5	—	—
Capital employed(2)	530.2	575.8	629.5	932.1	820.7	1,039.5
Capital expenditure(3)	93.1	60.7	92.4	115.5	56.2	71.0

(1)	Including share of joint ventures and associates.
(2)	Capital employed comprises the capital and reserves of the Group, its long-term liabilities and all current borrowings net of cash and deposits.
(3)	Subsidiary undertakings only.
2.     Profit and loss
a)     Analysis of costs

	2005	2004	2003
	£ million	£ million	£ million

i) Expense category
Cost of sales	(2,161.6)	(2,181.7)	(2,137.9)

Distribution costs	(316.3)	(317.7)	(321.7)
Administrative expenses(1)	(861.0)	(936.6)	(913.2)
Income from other fixed asset investments	0.1	0.2	1.7

Net operating expenses	(1,177.2)	(1,254.1)	(1,233.2)

	Continuing
	Operations
	Before
	Exceptional	Exceptional
	Items	Items(2)	Total
	£ million	£ million	£ million

ii) 2005 analysis
Cost of sales	(2,161.6)	—	(2,161.6)

Distribution costs	(316.3)	—	(316.3)
Administrative expenses(1)	(840.3)	(20.7)	(861.0)
Income from other fixed asset investments	0.1	—	0.1

Net operating expenses	(1,156.5)	(20.7)	(1,177.2)

iii) 2004 analysis
Cost of sales	(2,181.7)	—	(2,181.7)

Distribution costs	(317.7)	—	(317.7)
Administrative expenses(1)	(921.8)	(14.8)	(936.6)
Income from other fixed asset investments	0.2	—	0.2

Net operating expenses	(1,239.3)	(14.8)	(1,254.1)

iv) 2003 analysis
Cost of sales	(2,136.2)	(1.7)	(2,137.9)

Distribution costs	(318.6)	(3.1)	(321.7)
Administrative expenses(1)	(857.8)	(55.4)	(913.2)
Income from other fixed asset investments	1.7	—	1.7

Net operating expenses	(1,174.7)	(58.5)	(1,233.2)

(1)	Included in total administrative expenses is research and development expenditure of £43.2 million (2004: £41.6 million, 2003: £39.9 million).
(2)	All exceptional items arose in continuing operations.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
b)     Exceptional items analysis

	2005	2004	2003
	£ million	£ million	£ million

Charged in arriving at operating profit
Restructuring costs	(6.8)	(17.4)	(23.8)
Impairment of goodwill	(13.9)	—	—
Litigation settlement	—	—	(43.2)

Total operating exceptional items	(20.7)	(17.4)	(67.0)

i)     Restructuring costs and impairment of goodwill
£20.7 million has been charged in 2005 for restructuring in BOC Edwards. This comprises goodwill impairment of £13.9 million and severance costs. Savings of approximately £5 million are targeted from this restructuring during 2006.
In 2004 following the sale of the packaged gas business in the US, costs of £14.8 million were incurred to restructure the footprint of the remaining business in the US. This covered the severance costs and other costs of restructuring those functions which are shared by BOC’s businesses in the US. Restructuring costs in 2004 also included a charge of £2.6 million (2003: £8.3 million) relating to the integration of BOC’s gases business and part of the Air Liquide business in Japan to form Japan Air Gases.
The restructuring costs in 2003 related to various programmes including programmes under the business initiative announced in August 2001. The major programmes covered investments in information management systems, the restructuring of BOC Edwards’ manufacturing capacity and restructuring to deliver operational efficiencies in Process Gas Solutions and Industrial and Special Products. These programmes were completed in 2004.
Cash flow from operating activities includes an outflow of £16.9 million (2004: £11.9 million, 2003: £28.3 million) in respect of the various restructuring programmes.
ii)     Litigation settlement
An action was filed in the US against The BOC Group Cash Balance Retirement Plan (the Plan). It was alleged that the Plan improperly calculated lump sum distributions from the Plan in violation of the Employee Retirement Income Security Act. In November 2003, the parties reached an agreement to settle at US$69 million (£43.2 million).The settlement was approved by the court in March 2004. The full amount was provided in 2003 as an exceptional item. The settlement is being paid out of Plan assets.

	2005	2004	2003
	£ million	£ million	£ million

Credited/(charged) after operating profit
Profit on disposal of businesses — continuing operations	98.1	—	—
Loss on disposal of business — continuing operations	—	(79.5)	—
Profit on disposal of fixed assets — continuing operations	10.5	4.9	—

Total non-operating exceptional items	108.6	(74.6)	—

iii)     Disposal of businesses
The sale of Afrox Healthcare Limited in South Africa was completed on 22 March 2005. African Oxygen Limited, BOC’s subsidiary in South Africa, retains a significant interest in the hospitals business through a 20 per cent holding in the new company. The gain on disposal was £84.9 million.
The sale of the packaged gas business in the US was completed on 30 July 2004. The loss on disposal of £79.5 million in 2004 included the write-off of the assets associated with the business, severance and other disposal costs. It also included a goodwill write-off of £19.9 million, of which £15.3 million had been written off to reserves in the years up to, and including, 1998 in accordance with prevailing UK GAAP at that time. Part of the consideration was payable subject to certain conditions and accordingly was not recognised in 2004. This remaining consideration was received in November 2005 and has been recognised in 2005 as an exceptional item.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
iv)     Profit on disposal of fixed assets
The sale of an investment in the US in 2005 resulted in a profit of £10.5 million, which has been accounted for as an exceptional item. The sale of property in the UK in 2004 resulted in a profit of £4.9 million, which was accounted for as an exceptional item.
c)     Fees to auditors

	2005	2004	2003
	£ million	£ million	£ million

Audit fees (Parent £0.3 million, 2004: £0.4 million, 2003: £0.4 million)	2.2	2.5	2.0

Non-audit fees
Tax services — advisory	1.0	0.7	0.8
— compliance	0.2	0.4	0.8
Audit related services(1)	1.9	0.9	0.5
Other services (expatriate administration services)(2)	1.1	1.1	1.4

Total non-audit fees	4.2	3.1	3.5

Total fees paid to auditors	6.4	5.6	5.5

(1)	Audit related services include advice associated with the implementation of Section 404 of the US Sarbanes-Oxley Act 2002 and International Financial Reporting Standards. These services are treated as non-audit services in 2005.

(2)	The expatriate administration contract was signed in June 2001 for a five year period following a competitive tender process.

(3)	The audit fees for the Afrox hospitals business are £0.4 million for 2005. These fees are not included in the above figures for 2005 following the disposal by BOC’s South African subsidiary of its majority shareholding in Afrox Healthcare Limited in March 2005.
BOC operates a number of policies designed to ensure auditor independence and objectivity. The audit committee is responsible for overseeing implementation of these policies including the review of all expenditure related to non-audit services. The audit committee, by delegation to the chairman of the audit committee, approves in advance any non-audit services and has approved a policy that prevents the use of the auditor for any services that could threaten the independence or objectivity of the audit.
3.     Interest on net debt

	2005	2004	2003
	£ million	£ million	£ million

Interest payable on borrowings totally repayable within five years	52.5	55.9	48.0
Interest payable on all other borrowings	30.5	35.9	46.5

Interest payable and similar charges	83.0	91.8	94.5
Interest capitalised	(1.1)	(0.1)	(0.8)

Interest payable (net of interest capitalised)	81.9	91.7	93.7
Interest receivable and similar income	(34.3)	(21.2)	(17.9)

Interest (net)	47.6	70.5	75.8
Share of interest of joint ventures (net)	25.1	17.0	19.3
Share of interest of associates (net)	4.0	0.9	1.0

Total interest on net debt	76.7	88.4	96.1

Interest payable on finance leases	0.7	1.7	3.5
Interest payable on borrowings repayable by instalments	7.0	10.0	14.1

Share of interest of joint ventures and associates is after deducting interest capitalised of £1.8 million (2004: £0.5 million, 2003: £0.1 million).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
4.     Tax
a)     Tax on profit on ordinary activities

	2005	2004	2003
	£ million	£ million	£ million

Current tax:
Payable in the UK
Corporation tax at 30% (2004: 30%, 2003: 30%)	116.6	79.8	85.7
Double tax relief	(84.1)	(52.9)	(57.5)

	32.5	26.9	28.2

Payable overseas
US — Federal tax at 35% (2004: 35%, 2003: 35%)	(3.2)	0.1	0.2
— State and local taxes	—	0.1	(0.3)
Australia at 30% (2004: 30%, 2003: 30%)	20.7	23.2	16.4
South Africa at 29% (2004: 30%, 2003: 30%)	58.3	35.5	26.0
Japan at 42% (2004: 42%, 2003: 42%)	16.8	14.1	11.3
Other countries	40.9	14.3	35.6

	133.5	87.3	89.2

Total current tax	166.0	114.2	117.4

Deferred tax:
Origination and reversal of timing differences	(6.1)	(12.4)	(20.9)
Effect of change in tax rate on opening liability	—	(0.1)	(0.1)

Total deferred tax(1)	(6.1)	(12.5)	(21.0)

Tax on profit on ordinary activities	159.9	101.7	96.4

	2005	2004	2003
	£ million	£ million	£ million

Analysis of charge in the year by entity type
Subsidiary undertakings	130.2	75.9	77.9
Share of joint ventures	26.1	23.5	16.0
Share of associates	3.6	2.3	2.5

Tax on profit on ordinary activities	159.9	101.7	96.4

(1)	The deferred tax includes a credit of £4.7 million (2004: £13.5 million, 2003: £18.5 million) relating to subsidiary undertakings. The balance relates to the Group’s share of joint ventures and associates.
The tax charge includes a credit of £7.7 million for operating exceptional items (2004: £18.9 million, 2003: £25.0 million) and a charge of £36.1 million for non-operating exceptional items (2004: £25.6 million credit, 2003: £nil).The effective rate of tax on adjusted profit was 26.0 per cent (2004: 29.0 per cent, 2003: 29.0 per cent). The total rate of tax was 26.9 per cent (2004: 24.7 per cent, 2003: 27.4 per cent).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
b)     Deferred tax
i)     Deferred tax  — UK GAAP

	2005	2004	2003
	£ million	£ million	£ million

Analysis
Arising from accelerated depreciation allowances	271.6	312.2	346.5
Other timing differences	(27.7)	(34.2)	(43.7)
Tax losses and other credits available	(8.3)	(30.8)	(30.2)

	235.6	247.2	272.6

Movement during the year(1)
At 1 October 2004	247.2	272.6	283.9
Exchange adjustment	6.6	(3.8)	5.7
Arising during the year	(4.7)	(13.5)	(18.5)
Transfers to current tax	(14.4)	(0.2)	(1.0)
Acquisitions/(disposals) of businesses	—	—	(18.7)
Other movements	0.9	(7.9)	21.2

At 30 September 2005	235.6	247.2	272.6

(1)	Subsidiary undertakings only.

The balance at 30 September 2005 is shown in:
Provisions for liabilities and charges (note 22)	241.9	253.0	279.2
Less: Debtors falling due after more than one year (note 15 b))	6.3	5.8	6.6

	235.6	247.2	272.6

ii)     Deferred tax — US GAAP
For US GAAP reporting, the Group follows SFAS 109, Accounting for Income Taxes, in respect of deferred taxation. SFAS 109 requires deferred tax to be fully provided on all temporary differences.
The table below provides a reconciliation of deferred taxes from a UK GAAP basis to a US GAAP basis at 30 September 2005.

		Adjustments
	UK GAAP	to US GAAP	US GAAP
	£ million	£ million	£ million

Accelerated capital allowances	271.6	—	271.6
Other temporary differences	(27.7)	(6.3)	(34.0)
Tax losses and other credits available	(8.3)	—	(8.3)

	235.6	(6.3)	229.3

(1)	The UK deferred tax balance of £235.6 million does not include the deferred tax asset of £98.4 million relating to the Group’s net pension liabilities. As required by the applicable UK GAAP accounting standard, FRS 17, this asset is set against the relevant retirement benefit liability to show the net position (see note 8 a)). If it was included above, it would be wholly reversed in the adjustments to US GAAP.

US GAAP
£ million

Movement during the year
At 1 October 2004	237.0
Exchange adjustment	8.0
Arising during the year(2)	22.2
Transfers to current tax	(14.4)
Acquisitions/(disposals) of businesses	—
Other movements(3)	(23.5)

At 30 September 2005	229.3

(2)	The amount arising during the year includes a charge of £28.5 million in respect of the undistributed earnings of foreign subsidiaries and joint ventures.

(3)	This mainly relates to the deferred tax on an additional minimum pension liability under US GAAP. See note 8 c) and 30 f).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The components of deferred tax assets/(liabilities) at 30 September 2005 were:

	2005	2004
	£ million	£ million

Long-term
Asset	156.9	153.6
Liability	(370.8)	(383.9)

Net liability	(213.9)	(230.3)

Short-term
Asset	26.8	19.1
Liability	(42.2)	(25.8)

Net (liability)/asset	(15.4)	(6.7)

Total deferred tax assets	183.7	172.7
Total deferred tax liabilities	(413.0)	(409.7)

	(229.3)	(237.0)

c)     Factors affecting the current and total tax charge for the period
The table set out below provides a reconciliation between the UK corporation tax rate and the Group’s total tax rate, and between the UK corporation tax rate and the effective tax rate on adjusted profit, computed by taking the various elements of the tax reconciliation as a percentage of the profit before tax and the adjusted profit before tax.

				Reconciliation of
	Reconciliation of			Effective Tax Rate
	Total Tax Rate			on Adjusted Profit

	2005	2004	2003	2005	2004	2003
	%	%	%	%	%	%

UK corporation tax rate	30.0	30.0	30.0	30.0	30.0	30.0
Difference in tax rates of overseas subsidiaries, joint ventures and associates	0.1	1.1	0.5	0.1	0.9	0.4
Excess of tax depreciation over book depreciation	(0.6)	(2.5)	(3.3)	(0.7)	(2.1)	(2.8)
Other timing differences	—	(0.9)	2.1	0.1	(0.7)	1.8
State and local taxes	0.4	0.2	0.3	0.4	0.2	0.3
Net (utilisation)/creation of losses	(2.0)	—	0.9	(2.4)	—	0.7
Investment tax credits	(0.3)	—	(0.1)	(0.3)	—	(0.1)
Prior year tax	(1.2)	(3.0)	(0.1)	(1.4)	(2.4)	—
Tax effect of exceptional items	(0.3)	3.6	4.4	—	—	—
Permanent items and other items with less than a 5% net effect	1.9	(0.8)	(1.3)	2.2	(0.7)	(1.1)

Current total tax rate/effective tax rate	28.0	27.7	33.4	28.0	25.2	29.2
Deferred tax timing differences	(1.1)	(3.0)	(6.0)	(2.0)	3.8	(0.2)

Total tax rate/effective tax rate	26.9	24.7	27.4	26.0	29.0	29.0

Profit on ordinary activities before tax, as shown in the consolidated profit and loss account, is analysed over its component parts as follows:

	2005	2004	2003
	£ million	£ million	£ million

UK	59.2	83.7	67.0
Overseas	534.4	328.6	284.9

	593.6	412.3	351.9

d)     Factors that may affect future tax charges
The total charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charge will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
e)     Unused tax credits
On a consolidated basis, the Group has net operating loss carryforwards of £1.3 million. If not offset against taxable income, these losses will expire as follows:

Net
Operating
Loss
Year	£ million

2006	—
2007	—
2008	—
2009	—
2010	—
Thereafter, or no expiry date	1.3
For US Federal tax purposes, the Group has investment tax credits and general business tax credits to carry forward of approximately £7.8 million, which are available to reduce income taxes otherwise payable. These do not expire until 2006 or thereafter.
In addition, the Group has alternative minimum tax credits for US Federal income tax purposes of approximately £27.3 million which can be carried forward to reduce regular tax liabilities of future years. There is no expiration date on these credits.
Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes currently payable and the provision for income taxes in the period in which the assets giving rise to such credits are placed in service. Deferred tax assets, subject to the need for a valuation allowance, are recognised to the extent that the investment tax credits are not currently utilised.
5.     Directors
Directors’ remuneration and interests are given in the report on remuneration on pages 72 to 83 of the annual report and accounts.
6.     Employee numbers
a)     Subsidiaries

	2005		2004

	Year End	Average	Year End	Average

i) Employees by business
Process Gas Solutions	6,821	6,430	5,836	5,631
Industrial and Special Products	13,004	12,991	13,874	14,895
BOC Edwards	4,680	4,780	4,911	4,823
Afrox hospitals	—	6,628	13,392	13,654
Gist	5,638	5,135	4,961	4,852
Corporate	429	416	409	405

	30,572	36,380	43,383	44,260

ii) Employees by region
Europe	13,408	12,912	12,712	12,504
Americas	6,216	6,223	6,283	7,140
Africa	3,541	10,049	16,790	17,073
Asia/ Pacific	7,407	7,196	7,598	7,543

	30,572	36,380	43,383	44,260

b) Joint ventures and associates

Joint ventures	6,111	6,152	6,094	5,993
Associates	14,124	7,516	906	885

	20,235	13,668	7,000	6,878

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
c)     Employment costs(1)

	2005	2004	2003
	£ million	£ million	£ million

Wages and salaries	790.5	855.2	844.7
Social security costs	74.8	79.6	77.7
Other pension costs(2)	86.6	80.8	115.4

	951.9	1,015.6	1,037.8

(1)	Subsidiary undertakings only.

(2)	Other pension costs includes an exceptional credit of £nil (2004: £4.4 million, 2003 £43.2 million charge). See also notes 2 b) and 8 a).
7.     Options and incentive schemes
a)     Policy
Executive options that are granted at the market price of the company’s shares at the time of the grant do not attract a compensation expense under UK GAAP. For those executive options, including the Long-Term Incentive Plan, that are granted at a discount to the market price of the company’s shares at the time of the grant, the compensation expense is charged to the profit and loss account over the life of the option. The Group takes advantage of the exemption granted under UITF 17 (revised 2003), Employee Share Schemes, whereby no compensation expense need be recorded for employee schemes that are granted at a discount.
b)     Summary of movements
BOC operates share option schemes for both executives and employees. The features of these are given in the report on remuneration on pages 73 to 75 of the annual report and accounts and in the employees report on page 25 of the annual report and accounts.

							Long-
							Term
							Incentive
	Employee Options			Executive Options			Plan(1)

	Number of		Weighted	Number of		Weighted	Number
	Shares	Range of	Average	Shares	Range of	Average	of Shares
	Million	Option Prices	Option Price	Million	Option Prices	Option Price	Million

Outstanding at 1 October 2002	5.4	650p-914p	855p	23.5	677p-1119p	943p	—
Granted	2.3	698p	698p	4.9	776p-873p	837p	1.2
Exercised	(0.3)	650p-914p	826p	(0.4)	677p-851p	751p	—
Lapsed	(1.1)	650p-914p	868p	(1.6)	677p-1016p	937p	—

Outstanding at 30 September 2003	6.3	698p-914p	801p	26.4	677p-1119p	926p	1.2
Granted	1.2	795p	795p	2.9	820p-896p	820p	1.4
Exercised	(0.7)	698p-914p	811p	(0.7)	677p-919p	749p	—
Lapsed	(1.2)	698p-914p	821p	(2.0)	677p-1119p	940p	(0.1)

Outstanding at 30 September 2004	5.6	698p-914p	794p	26.6	722p-1079p	919p	2.5
Granted	1.1	787p	787p	1.7	905p-1074p	905p	1.5
Exercised	(0.8)	698p-914p	857p	(3.5)	722p-1016p	887p	—
Lapsed	(0.6)	698p-914p	824p	(1.7)	776p-1034p	921p	(0.6)

Outstanding at 30 September 2005	5.3	698p-914p	780p	23.1	776p-1079p	922p	3.4

Number of participants at 30 September 2005	5,361			1,284			129

Options exercisable:
At 30 September 2005	0.1	823p-914p	873p	14.8	848p-1079p	965p	0.5
At 30 September 2004	0.2	766p-894p	875p	6.3	722p-980p	892p	—

Fair value of options granted during:
Year ended 30 September 2005	254p			175p			737p
Year ended 30 September 2004	205p			175p			705p

(1)	The long-term incentive plan was granted at an option price of £nil.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The weighted average fair value of options granted during the year was calculated using the Black-Scholes option pricing model. Details of the assumptions used are given in note 30 h).
c)     Analysis of options outstanding

							Long-Term Incentive
	Employee Options			Executive Options			Plan(1)

	Number of	Weighted	Normal	Number of	Weighted	Normal	Number	Normal
	Options	Average	Exercisable	Options	Average	Exercisable	of Awards	Exercisable
	Thousand	Option Price	Date	Thousand	Option Price	Date	Thousand	Date

Outstanding at 30 September 2005
Date of grant
1996	—	—	—	410	916p	1999-2006	—	—
1997	—	—	—	669	980p	2000-2007	—	—
1998	20	823p	2005-2006	1,060	916p	2001-2008	—	—
1999	231	766p	2004-2007	1,281	859p	2002-2009	—	—
2000	257	870p	2005-2008	3,997	937p	2003-2010	—	—
2001	461	894p	2004-2009	3,184	994p	2004-2011	—	—
2002	446	914p	2005-2010	4,189	1016p	2005-2012	—	—
2003	1,872	698p	2006-2011	4,076	839p	2006-2013	982	2006-2013
2004	1,009	795p	2007-2012	2,564	820p	2007-2014	1,159	2007-2014
2005	1,024	787p	2008-2013	1,669	905p	2008-2015	1,273	2008-2015

	5,320			23,099			3,414

(1)	The long-term incentive plan was granted at an option price of £nil.
8.     Pensions and other retirement benefits
a)     UK GAAP Group
The Group operates a number of pension schemes throughout the world. The larger schemes are self-administered and the schemes’ assets are held independently of the Group’s finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries.
Contributions to funded defined benefit schemes are based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. For the two largest schemes, in the UK and US, the dates of the latest actuarial reviews are 31 March 2002 and 1 January 2004 respectively.
In South Africa, under the Pension Funds Second Amendment Act 2001, surpluses in pension funds have to be used in a manner specified in Regulations to the Act to improve current and former members’ benefits before the employer can obtain any benefit from the surpluses. Consequently, it is considered unlikely that the company will obtain any benefit from the surpluses in the South African schemes. Therefore, in accordance with FRS 17, the surpluses at 30 September 2005 have been written off in the statement of total recognised gains and losses.
In Europe, company contributions to the main scheme in respect of current service are currently payable at a rate of 13.8 per cent of payroll. In the year ended 30 September 2005 the company made additional contributions of £36 million to this scheme in order to reduce the funding valuation deficit. The level of additional contributions for the year to 30 September 2006 is expected to be up to 20 per cent higher than in 2005.
In the Americas, company contributions to the main pension plan remain suspended as the plan continues to be in surplus.
In Africa, company contributions were payable at rates ranging from 11 per cent to 21 per cent of payroll and are expected to remain at that level for the year to 30 September 2006.
In Asia/ Pacific, company contributions to the main scheme were payable at rates ranging from 9 per cent to 20 per cent of payroll and are expected to remain at that level for the year to 30 September 2006.
Some of the defined benefit schemes, including the UK scheme, are closed to new members. It is therefore expected that under the projected unit method prescribed by FRS 17 the contribution rate in respect of current service will increase as the members of the schemes approach retirement.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The most recent actuarial funding valuations have been updated by independent qualified actuaries, in order to assess the liabilities of the schemes at 30 September 2005 for the purposes of FRS 17. Scheme assets are stated at their market value at 30 September 2005.

Main Assumptions for FRS 17 Purposes	Europe	Americas	Africa	Asia/Pacific

2005
Rate of increase in salaries	4.4%	3.8%	5.5%	3.5%
Rate of increase in pensions in payment	2.9%	—	4.5%	2.4%
Discount rate	5.0%	5.4%	8.5%	5.4%
Inflation	2.9%	2.6%	4.5%	2.5%

2004
Rate of increase in salaries	4.4%	3.8%	7.5%	3.6%
Rate of increase in pensions in payment	2.9%	—	5.3%	2.4%
Discount rate	5.5%	5.7%	10.0%	6.1%
Inflation	2.9%	2.5%	5.5%	2.5%

2003
Rate of increase in salaries	4.1%	3.75%	7.5%	3.5%
Rate of increase in pensions in payment	2.6%	—	4.8%	2.5%
Discount rate	5.3%	5.9%	10.0%	6.2%
Inflation	2.6%	2.5%	5.0%	2.5%
Date of latest actuarial funding valuation	31 Mar 02	01 Jan 04	30 Jun 04	31 Dec 03
The assumptions used for the US health care benefits for FRS 17 purposes are a discount rate of 5.4 per cent (2004: 5.7 per cent, 2003: 5.9 per cent) and an ultimate health care cost trend rate of 4.5 per cent (2004: 4.5 per cent, 2003: 4.5 per cent).
Contributions to non defined benefit schemes in the year were £15.9 million (2004: £15.6 million, 2003: £12.0 million) and are included in note 6 c).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The assets in the schemes and the expected rates of return were:

	Equities	Bonds	Other	Total

Long-term rate of return expected at 30 September 2005
Europe	7.7%	4.6%	7.2%	—
Americas	7.7%	3.9%	3.9%	—
Africa	10.9%	6.4%	5.7%	—
Asia/Pacific	7.7%	4.3%	4.9%	—

Value at 30 September 2005 (£ million)
Europe	1,016.0	279.7	218.1	1,513.8
Americas	310.3	76.2	0.3	386.8
Africa	111.9	15.6	14.7	142.2
Asia/Pacific	154.8	8.8	51.7	215.3

Total	1,593.0	380.3	284.8	2,258.1

Long-term rate of return expected at 30 September 2004
Europe	8.5%	5.1%	7.5%	—
Americas	9.5%	3.2%	3.5%	—
Africa	13.5%	10.0%	9.0%	—
Asia/Pacific	8.1%	4.6%	5.0%	—

Value at 30 September 2004 (£ million)
Europe	870.3	260.5	106.9	1,237.7
Americas	292.7	76.1	0.3	369.1
Africa	93.8	17.5	6.9	118.2
Asia/Pacific	116.7	15.6	37.1	169.4

Total	1,373.5	369.7	151.2	1,894.4

Long-term rate of return expected at 30 September 2003
Europe	8.5%	5.0%	6.4%	—
Americas	9.5%	4.1%	—	—
Africa	13.0%	10.0%	8.1%	—
Asia/Pacific	8.5%	4.8%	5.2%	—

Value at 30 September 2003 (£ million)
Europe	793.9	216.1	62.3	1,072.3
Americas	307.0	66.2	—	373.2
Africa	73.6	16.8	7.9	98.3
Asia/Pacific	105.6	15.1	25.2	145.9

Total	1,280.1	314.2	95.4	1,689.7

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The following amounts at 30 September 2005 were measured in accordance with the requirements of FRS 17:

			Americas
		Americas	Health
	Europe	Pensions	Care	Africa	Asia/Pacific	Total
	£ million	£ million	£ million	£ million	£ million	£ million

2005
Total market value of assets	1,513.8	386.8	—	142.2	215.3	2,258.1
Present value of scheme liabilities	(1,969.0)	(257.8)	(44.5)	(104.5)	(206.8)	(2,582.6)
Irrecoverable surplus	—	—	—	(37.7)	—	(37.7)

(Deficit)/surplus in the scheme	(455.2)	129.0	(44.5)	—	8.5	(362.2)
Related deferred tax asset/(liability)	133.4	(51.4)	18.6	—	(2.2)	98.4

Net pension (liabilities)/assets(1)	(321.8)	77.6	(25.9)	—	6.3	(263.8)

2004
Total market value of assets	1,237.7	369.1	—	118.2	169.4	1,894.4
Present value of scheme liabilities	(1,682.0)	(266.0)	(46.4)	(91.8)	(163.8)	(2,250.0)
Irrecoverable surplus	—	—	—	(26.4)	—	(26.4)

(Deficit)/surplus in the scheme	(444.3)	103.1	(46.4)	—	5.6	(382.0)
Related deferred tax asset/(liability)	130.4	(41.0)	18.3	—	(1.3)	106.4

Net pension (liabilities)/assets(1)	(313.9)	62.1	(28.1)	—	4.3	(275.6)

2003
Total market value of assets	1,072.3	373.2	—	98.3	145.9	1,689.7
Present value of scheme liabilities	(1,516.9)	(294.0)	(50.5)	(92.5)	(142.1)	(2,096.0)
Irrecoverable surplus	—	—	—	(5.8)	—	(5.8)

(Deficit)/surplus in the scheme	(444.6)	79.2	(50.5)	—	3.8	(412.1)
Related deferred tax asset/(liability)	133.4	(31.2)	19.9	—	(1.1)	121.0

Net pension (liabilities)/assets(1)	(311.2)	48.0	(30.6)	—	2.7	(291.1)

(1)	Included in the net pension (liabilities)/assets are assets of £88.7 million (2004: £68.9 million, 2003: £50.7 million) and liabilities of £352.5 million (2004: £344.5 million, 2003: £341.8 million). In addition to deferred tax on pension assets and liabilities, a further £42.1 million (2004: £22.0 million) of current tax relating to pension assets and liabilities is included within Creditors: amounts falling due within one year. Of this, £8.4 million (2004: £3.2 million) has been accounted for in the total recognised gains and losses and £11.7 million (2004: £18.8 million) has been included in the profit and loss account. There were no equivalent current tax items in 2003.

			Americas
		Americas	Health
Analysis of the Amount Charged to	Europe	Pensions	Care	Africa	Asia/Pacific	Total
Operating Profit	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2005
Current service cost	(48.7)	(10.1)	(1.5)	(2.2)	(8.2)	(70.7)
Past service cost	—	—	—	—	—	—
Curtailments/settlements	—	—	—	—	—	—

Total operating charge	(48.7)	(10.1)	(1.5)	(2.2)	(8.2)	(70.7)

Year to 30 September 2004
Current service cost	(47.4)	(10.1)	(1.5)	(2.4)	(7.7)	(69.1)
Past service cost	(0.5)	—	—	—	—	(0.5)
Curtailments/settlements(2)	—	1.6	2.8	—	—	4.4

Total operating charge	(47.9)	(8.5)	1.3	(2.4)	(7.7)	(65.2)

Year to 30 September 2003
Current service cost	(39.4)	(12.3)	(1.6)	(2.1)	(7.9)	(63.3)
Past service cost(3)	(0.4)	(43.2)	—	—	—	(43.6)
Curtailments/settlements	3.5	—	—	—	—	3.5

Total operating charge	(36.3)	(55.5)	(1.6)	(2.1)	(7.9)	(103.4)

(2)	The curtailment gains in Americas pensions and Americas health care in 2004 relate to the sale of the US packaged gas business and were accounted for as exceptional items (see note 2b)).

(3)	The past service cost amounts in Americas pensions in 2003 were accounted for as exceptional items (see note 2b)).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

			Americas
		Americas	Health
Analysis of the Amount Included in	Europe	Pensions	Care	Africa	Asia/Pacific	Total
Other Net Financing Income	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2005
Expected return on pension scheme assets(4)	96.7	26.9	—	10.9	12.5	147.0
Interest on pension scheme liabilities (4)	(92.2)	(13.5)	(2.5)	(8.7)	(11.7)	(128.6)

Net interest on FRS 17 pension schemes	4.5	13.4	(2.5)	2.2	0.8	18.4

Year to 30 September 2004
Expected return on pension scheme assets(4)	83.1	28.1	—	11.2	10.7	133.1
Interest on pension scheme liabilities (4)	(80.4)	(15.4)	(2.6)	(8.9)	(9.7)	(117.0)

Net interest on FRS 17 pension schemes	2.7	12.7	(2.6)	2.3	1.0	16.1

Year to 30 September 2003
Expected return on pension scheme assets(4)	70.2	29.1	—	10.8	9.4	119.5
Interest on pension scheme liabilities (4)	(72.9)	(15.8)	(3.1)	(8.8)	(9.2)	(109.8)

Net interest on FRS 17 pension schemes	(2.7)	13.3	(3.1)	2.0	0.2	9.7

(4)	The profit and loss account includes amounts relating to joint ventures and associates of £0.1 million and £(0.3) million in respect of expected return on pension scheme assets and interest on pension scheme liabilities respectively (2004: £0.1 million and £(0.4) million, 2003: £0.1 million and £(0.4) million).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

			Americas
Analysis of the Amount		Americas	Health
Recognised in the Statement	Europe	Pensions	Care	Africa	Asia/Pacific	Total
of Total Recognised Gains and Losses	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2005
Actual return less expected return on pension scheme assets	159.8	25.6	—	27.8	18.6	231.8
Experience gains and losses arising on the scheme liabilities	9.2	1.2	7.6	—	(16.0)	2.0
Changes in assumptions underlying the present value of the scheme liabilities	(206.9)	(9.0)	(3.1)	(13.3)	(0.6)	(232.9)
Irrecoverable surplus	—	—	—	(16.2)	—	(16.2)

Actuarial (loss)/gain recognised in the statement of total recognised gains and losses(5)	(37.9)	17.8	4.5	(1.7)	2.0	(15.3)

Year to 30 September 2004
Actual return less expected return on pension scheme assets	31.9	17.6	—	12.5	14.2	76.2
Experience gains and losses arising on the scheme liabilities	(28.6)	12.5	0.2	—	(14.2)	(30.1)
Changes in assumptions underlying the present value of the scheme liabilities	(29.4)	(3.3)	(2.0)	5.9	—	(28.8)
Irrecoverable surplus	—	—	—	(20.6)	—	(20.6)

Actuarial (loss)/gain recognised in the statement of total recognised gains and losses(5)	(26.1)	26.8	(1.8)	(2.2)	—	(3.3)

Year to 30 September 2003
Actual return less expected return on pension scheme assets	73.7	44.2	—	(10.8)	4.7	111.8
Experience gains and losses arising on the scheme liabilities	8.3	(1.7)	0.1	0.1	(2.6)	4.2
Changes in assumptions underlying the present value of the scheme liabilities	(134.8)	(6.3)	(2.0)	—	—	(143.1)
Irrecoverable surplus	—	—	—	8.7	—	8.7

Actuarial (loss)/gain recognised in the statement of total recognised gains and losses(5)	(52.8)	36.2	(1.9)	(2.0)	2.1	(18.4)

(5)	The statement of total recognised gains and losses includes amounts relating to joint ventures and associates and amounts in respect of minority interests of £(2.9) million (2004: £(1.1) million, 2003: £(0.9) million).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

		Americas	Americas
History of Experience Gains and Losses	Europe	Pensions	Health Care	Africa	Asia/Pacific	Total

Year to 30 September 2005
Difference between the expected and actual return on scheme assets
Amount (£ million)	159.8	25.6	—	27.8	18.6	231.8
Percentage of scheme assets	10.6%	6.6%	—	19.6%	8.6%	10.3%
Experience gains and losses on scheme liabilities
Amount (£ million)	9.2	1.2	7.6	—	(16.0)	2.0
Percentage of the present value of scheme liabilities	0.5%	0.5%	17.1%	—	(7.7)%	0.1%
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(37.9)	17.8	4.5	(1.7)	2.0	(15.3)
Percentage of the present value of scheme liabilities	(1.9)%	6.9%	10.1%	(1.6)%	1.0%	(0.6)%

Year to 30 September 2004
Difference between the expected and actual return on scheme assets
Amount (£ million)	31.9	17.6	—	12.5	14.2	76.2
Percentage of scheme assets	2.6%	4.8%	—	10.6%	8.4%	4.0%
Experience gains and losses on scheme liabilities
Amount (£ million)	(28.6)	12.5	0.2	—	(14.2)	(30.1)
Percentage of the present value of scheme liabilities	(1.7)%	4.7%	0.4%	—	(8.7)%	(1.3)%
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(26.1)	26.8	(1.8)	(2.2)	—	(3.3)
Percentage of the present value of scheme liabilities	(1.6)%	10.0%	(3.9)%	(2.4)%	—	(0.1)%

Year to 30 September 2003
Difference between the expected and actual return on scheme assets
Amount (£ million)	73.7	44.2	—	(10.8)	4.7	111.8
Percentage of scheme assets	6.9%	11.8%	—	(11.0)%	3.2%	6.6%
Experience gains and losses on scheme liabilities
Amount (£ million)	8.3	(1.7)	0.1	0.1	(2.6)	4.2
Percentage of the present value of scheme liabilities	0.5%	(0.6)%	0.2%	0.1%	(1.8)%	0.2%
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(52.8)	36.2	(1.9)	(2.0)	2.1	(18.4)
Percentage of the present value of scheme liabilities	(3.5)%	12.3%	(3.8)%	(2.2)%	1.5%	(0.9)%

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

		Americas	Americas
History of Experience Gains and Losses	Europe	Pensions	Health Care	Africa	Asia/Pacific	Total

Year to 30 September 2002
Difference between the expected and actual return on scheme assets
Amount (£ million)	(246.4)	(71.6)	—	3.0	(13.6)	(328.6)
Percentage of scheme assets	(26.2)%	(21.0)%	—	4.3%	(11.1)%	(22.3)%
Experience gains and losses on scheme liabilities
Amount (£ million)	(9.7)	6.7	5.8	(3.9)	(1.3)	(2.4)
Percentage of the present value of scheme liabilities	(0.7)%	2.7%	11.6%	(6.6)%	(1.0)%	(0.1)%
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(347.8)	(67.1)	(0.1)	(12.5)	(9.4)	(436.9)
Percentage of the present value of scheme liabilities	(26.1)%	(26.8)%	(0.2)%	(21.1)%	(7.0)%	(23.9)%

Year to 30 September 2001
Difference between the expected and actual return on scheme assets
Amount (£ million)	(346.2)	(156.4)	—	(11.9)	(13.3)	(527.8)
Percentage of scheme assets	(30.3)%	(37.6)%	—	(15.0)%	(10.4)%	(29.9)%
Experience gains and losses on scheme liabilities
Amount (£ million)	(7.6)	(0.9)	(6.9)	(0.3)	10.7	(5.0)
Percentage of the present value of scheme liabilities	(0.6)%	(0.3)%	(13.3)%	(0.4)%	8.2%	(0.3)%
Total amount recognised in the statement of total recognised gains and losses
Amount (£ million)	(289.8)	(157.3)	(6.9)	(15.1)	(2.6)	(471.7)
Percentage of the present value of scheme liabilities	(24.7)%	(60.9)%	(13.3)%	(22.7)%	(2.0)%	(28.1)%

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

		Americas	Americas
	Europe	Pensions	Health Care	Africa	Asia/Pacific	Total
Movement in (Deficit)/Surplus During the Year	£ million	£ million	£ million	£ million	£ million	£ million

Year to 30 September 2005
(Deficit)/surplus in scheme at 1 October	(444.3)	103.1	(46.4)	—	5.6	(382.0)
Movement in the year:
Current service cost	(48.7)	(10.1)	(1.5)	(2.2)	(8.2)	(70.7)
Past service cost	—	—	—	—	—	—
Curtailments/settlements	—	—	—	—	—	—
Contributions	71.3	1.6	2.4	2.1	7.7	85.1
Other finance income	4.5	13.4	(2.5)	2.2	0.8	18.4
Actuarial (loss)/gain	(37.9)	17.8	4.5	(1.7)	2.0	(15.3)
Exchange adjustment	(0.1)	3.2	(1.0)	(0.4)	0.6	2.3

(Deficit)/surplus in scheme at 30 September	(455.2)	129.0	(44.5)	—	8.5	(362.2)

Year to 30 September 2004
(Deficit)/surplus in scheme at 1 October	(444.6)	79.2	(50.5)	—	3.8	(412.1)
Movement in the year:
Current service cost	(47.4)	(10.1)	(1.5)	(2.4)	(7.7)	(69.1)
Past service cost	(0.5)	—	—	—	—	(0.5)
Curtailments/settlements	—	1.6	2.8	—	—	4.4
Contributions	71.6	—	2.9	2.3	8.7	85.5
Other finance income	2.7	12.7	(2.6)	2.3	1.0	16.1
Actuarial (loss)/gain	(26.1)	26.8	(1.8)	(2.2)	—	(3.3)
Exchange adjustment	—	(7.1)	4.3	—	(0.2)	(3.0)

(Deficit)/surplus in scheme at 30 September	(444.3)	103.1	(46.4)	—	5.6	(382.0)

b)  UK GAAP parent company
The company accounts for pension costs in accordance with FRS 17 on retirement benefits. In accordance with the standard, the company treats contributions to defined benefit schemes as if they were contributions to a defined contribution plan. This is because the underlying assets and liabilities of the defined benefit schemes cover a number of the Group’s UK undertakings and cannot readily be split between each undertaking on a consistent and reliable basis.
The pension cost recognised in the company’s accounts is the total of company contributions payable to Group UK pension schemes in the year. The assets of all Group UK pension schemes are held independently of the Group’s finances. The largest schemes are self-administered.
c)  US GAAP
For the purposes of US GAAP, the pension costs of the largest schemes have been reclassified in the following tables in accordance with the requirement of SFAS 132. The changes in projected benefit obligation, plan assets and details of the funded status of these retirement plans, together with the changes in the accumulated other post-retirement benefit obligations of the Group’s US business, are given below. The measurement date for UK and US pension plans is 30 June and the measurement date for the Australian and South African plans is 30 September. The difference between the UK and US GAAP information disclosed in note 8a) and c) is included in note 30.
Investment strategy for the schemes is generally set by their respective trustee or fiduciary, after taking advice from their investment advisers, and in consultation with the company. The strategy reflects the funding position of the schemes, and a careful assessment of the risks inherent over the long term in various asset classes. The assets of the schemes are diversified by asset class, by investment manager and by geography, in order to reduce risk. Strategy is reviewed periodically.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
At 30 June 2005 the measurement date for SFAS 132 reporting, the target asset allocation and actual asset allocation of the main UK scheme was:

	2005		2004

	Target	Actual	Actual

Equity securities	68%	69%	72%
Debt securities	18%	17%	19%
Real estate	14%	13%	8%
Cash	0%	1%	1%
In the US, the fiduciary invests in short-term bonds to broadly cash match the liabilities that are expected to fall due within three years. The balance of the plan’s assets is currently invested in equities. Following this policy, the actual asset allocations of the plan at 30 June 2005 were as follows:

	2005	2004

Equity securities	84.9%	77.5%
Debt securities	15.1%	22.5%
The company establishes the long-term expected rate of return on the schemes’ assets by developing a long-term rate of return assumption for each asset class, taking into account such factors as the market yield on bond investments of appropriate duration, and the expected risk premium for other asset classes, based on long-term historical trends. A single, long-term return assumption is then calculated as a weighted average return, based on the expected returns for each asset class.

	Pension Benefits		Other Benefits(1)

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Change in benefit obligation
Projected benefit obligation at 1 October 2004	2,167.6	2,089.3	46.3	50.5
Exchange adjustment	24.8	(28.4)	0.9	(4.2)
Service cost	65.2	67.4	1.5	1.7
Interest cost	130.4	114.0	2.5	2.6
Plan participants’ contributions	13.9	13.5	—	—
Actuarial (gains)/losses	250.0	6.6	(4.4)	1.7
Benefits paid	(85.4)	(93.6)	(2.4)	(2.9)
Other (income) less expenses	1.1	(0.2)	—	—
Curtailments, settlements, termination benefits	(44.8)	(1.0)	—	(3.1)
Disposal of subsidiary	(10.3)	—	—	—

Projected benefit obligation at 30 September 2005	2,512.5	2,167.6	44.4	46.3

Change in fair value of assets
Fair value of assets at 1 October 2004	1,877.1	1,640.5	—	—
Exchange adjustment	28.8	(34.8)	—	—
Actual return on plan assets	288.2	279.5	—	—
Employer contributions	82.2	72.2	—	—
Plan participants’ contributions	13.9	13.5	—	—
Other income less (expenses)	1.1	(0.2)	—	—
Benefits paid	(85.4)	(93.6)	—	—
Curtailments, settlements, termination benefits	(44.8)	—	—	—
Disposal of subsidiary	(17.2)	—	—	—

Fair value of assets at 30 September 2005	2,143.9	1,877.1	—	—

Funded status and unrecognised (gains)/losses
Funded status	(368.6)	(290.5)	(44.4)	(46.3)
Unrecognised net transition asset	14.9	(10.8)	—	—
Unrecognised prior service cost/(credit)	10.9	13.2	(1.4)	(1.7)
Unrecognised net loss	629.2	535.8	3.1	7.7
Adjustment for post measurement date contributions	17.2	17.2	—	—

Prepaid/(accrued pension cost	) 303.6	264.9	(42.7)	(40.3)

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	Pension Benefits		Other Benefits(1)

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Amounts recognised in the statement of financial position consist of:
Prepaid benefit cost	184.5	165.2
Accrued benefit liability	(318.4)	(263.4)
Intangible asset	3.8	5.4
Accumulated other comprehensive income	433.7	357.7

Prepaid pension cost	303.6	264.9

(1)	Other benefits relate to post retirement medical benefits.
The weighted-average asset allocations, by asset category, for the pension plans are as follows:

	Europe	Americas	Africa	Asia/Pacific

At 30 September 2005
Equity securities	68.9%	80.2%	78.7%	71.9%
Debt securities	16.7%	19.7%	11.0%	4.1%
Real estate	13.2%	—	1.9%	7.1%
Other	1.2%	0.1%	8.4%	16.9%

At 30 September 2004
Equity securities	70.3%	79.3%	79.4%	68.9%
Debt securities	21.1%	20.6%	14.8%	9.2%
Real estate	8.6%	—	1.0%	7.2%
Other	—	0.1%	4.8%	14.7%

The accumulated benefit obligation for all pension plans totalled £2,282.0 million (2004: £1,962.2 million).
The fair value of plan assets exceeds the accumulated benefit obligation for all plans except the UK plans, where the accumulated benefit obligation, projected benefit obligation and fair value of plan assets were £1,718.0 million, £1,893.7 million and £1,382.4 million respectively (2004: £1,460.6 million, £1,602.8 million and £1,180.0 million).
The weighted-average assumptions used to determine the benefit obligation are as follows:

	Europe	Americas	Africa	Asia/Pacific

At 30 September 2005
Discount rate	4.9%	5.0%	8.5%	6.0%
Expected return on all plan assets	7.0%	6.8%	9.9%	7.0%
Rate of compensation increase	4.2%	3.5%	5.5%	3.5%

At 30 September 2004
Discount rate	5.75%	6.1%	10.0%	6.1%
Expected return on all plan assets	7.75%	8.0%	12.0%	7.1%
Rate of compensation increase	4.5%	3.75%	7.5%	3.5%

The weighted-average assumptions used to determine the net benefit cost are as follows:

	Europe	Americas	Africa	Asia/Pacific

At 30 September 2005
Discount rate	5.75%	6.1%	10.0%	6.1%
Expected return on all plan assets	7.75%	8.0%	12.0%	7.1%
Rate of compensation increase	4.5%	3.75%	7.5%	3.5%

At 30 September 2004
Discount rate	5.2%	5.8%	10.0%	6.2%
Expected return on all plan assets	7.6%	8.0%	12.0%	7.6%
Rate of compensation increase	4.0%	3.75%	7.5%	3.5%

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The Group presently expects its contributions to its pension plans and post retirement medical plans to be up to 20 per cent higher in 2006 than the amounts contributed in 2005.
The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

					Total Pension	Other
	Europe	Americas	Africa	Asia/Pacific	Benefits	Benefits(2)
	£ million	£ million	£ million	£ million	£ million	£ million

Year ending 30 September
2006	65.0	12.8	4.2	10.6	92.6	2.9
2007	68.2	12.1	4.3	11.4	96.0	2.8
2008	71.4	12.5	4.5	12.2	100.6	2.8
2009	75.4	12.4	4.7	13.0	105.5	2.7
2010	79.6	12.1	4.9	14.2	110.8	2.7
2011 – 2015	471.4	58.9	28.3	87.9	646.5	13.6
For the post retirement medical benefits plan at 30 September 2005, the initial health care cost trend rates for valuing the medical benefits and drug benefits post age 65 were 10.0 per cent (2004: 9.0 per cent) and 2.5 per cent (2004: 3.2 per cent) respectively. The rates for valuing post age 65 medical benefits are assumed to reduce gradually to 4.5 per cent in 2013 (2004: 4.5 per cent in 2011). The rates for valuing drug benefits post age 65 are assumed to reduce gradually to 0.55 per cent in 2013 (2004: 0.65 per cent in 2011). For valuing pre age 65 medical and drug benefits, a blended health care trend rate of 10.0 per cent was used for 30 September 2005 (2004: 9.0 per cent).This blended rate was assumed to reduce gradually to 4.5 per cent in 2013 (2004: 4.5 per cent in 2011).

	Pensionable Benefits			Other Benefits(2)

	2005	2004	2003	2005	2004	2003
	£ million	£ million	£ million	£ million	£ million	£ million

Service cost net of employees’ contributions	65.2	67.4	53.0	1.5	1.7	1.8
Interest cost on projected benefits obligation	130.4	114.0	108.7	2.5	2.6	3.1
Expected return on assets	(165.7)	(157.4)	(166.2)	—	—	—
Amortisation of net transition asset	(1.5)	(2.9)	(14.8)	—	—	—
Amortisation of prior service cost/(credit) (3)	2.4	3.1	46.4	(0.3)	(0.5)	(0.5)
Amortisation of net loss/(gain)	18.9	14.8	(1.6)	0.2	0.3	0.3
Cost of special termination benefits	—	0.7	0.9	—	—	—
Curtailment/settlement	(0.6)	0.6	—	—	(0.4)	—

Net periodic pension cost	49.1	40.3	26.4	3.9	3.7	4.7

(2)	Other benefits relate to post retirement medical benefits.

(3)	In 2003 the amortisation of pension prior service cost includes £43.2 million in respect of a settlement of litigation from which the company will derive no future economic benefit.
It is estimated that a one per cent change in the weighted average health care costs trend would have the following effects on the accumulated benefit obligation and net periodic pension cost at 30 September 2005:

	One Percentage Point

	Increase	Decrease

Accumulated benefit obligation	3.8	(3.6)
Net periodic pension cost	0.5	(0.5)

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
9.  Dividends

	Per Share

	2005	2004	2003	2005	2004	2003
	pence	pence	pence	£ million	£ million	£ million

Ordinary
First interim	15.9	15.5	15.5	78.6	76.3	76.4
Second interim	25.3	24.5	23.5	125.5	121.0	115.7

	41.2	40.0	39.0	204.1	197.3	192.1

10.  Earnings per share
Basic earnings per share are calculated by dividing the earnings attributable to Ordinary shareholders by the weighted average number of shares in issue during the year.
For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all potential dilutive shares. The company has only one category of potential dilutive shares: those share options granted to employees where the exercise price is less than the average market price of the company’s shares during the year and where any performance conditions have been met at the balance sheet date.
Adjusted earnings per share (excluding exceptional items) are presented in order to show the underlying earnings performance of the Group.
i)     Earnings

	2005	2004	2003
	£ million	£ million	£ million

Amounts used in computing the earnings per share
Earnings attributable to Ordinary shareholders for the financial year	367.0	264.0	219.1
Adjustment for exceptional items(1)	(32.8)	47.5	41.6

Adjusted earnings	334.2	311.5	260.7

(1)	This comprises the exceptional items before interest of £87.9 million (2004: £(92.0) million, 2003: £(67.0) million) adjusted for the impact of tax of £(28.4) million (2004: £44.5 million, 2003: £25.0 million) and minority interests of £(26.7) million (2004: £nil, 2003: £0.4 million).
ii)     Average number of 25p Ordinary shares

	2005	2004	2003
	million	million	million

Average issued share capital	500.4	498.2	497.5
Less: Average own shares held in trust	5.4	5.2	5.0

Basic	495.0	493.0	492.5
Add: Dilutive share options	1.6	0.8	0.2

Diluted	496.6	493.8	492.7

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
11.  Fixed assets — intangible assets
a)     Group summary

		Other
	Goodwill	Intangibles	Total
	£ million	£ million	£ million

Gross book value
At 1 October 2004	212.8	4.8	217.6
Exchange adjustment	3.9	0.2	4.1
Acquired during the year	—	0.6	0.6
Adjustment relating to prior year acquisition	(0.6)	—	(0.6)
Acquisition of businesses	16.8	1.3	18.1
Disposed of during the year	(28.7)	(0.1)	(28.8)

At 30 September 2005	204.2	6.8	211.0

Amortisation
At 1 October 2004	41.2	1.5	42.7
Exchange adjustment	1.6	0.1	1.7
Provided during the year	12.6	0.4	13.0
Impairment	14.8	0.2	15.0
Disposed of during the year	(4.0)	—	(4.0)

At 30 September 2005	66.2	2.2	68.4

Net book value
At 1 October 2004	171.6	3.3	174.9
At 30 September 2005	138.0	4.6	142.6

The adjustment relating to prior year acquisition reflects the finalisation of the fair value of the consideration for a business acquired in 2003.
b)     Analysis of acquisitions and disposals
The increase in positive goodwill represents the excess of the fair value of the purchase price over the provisional fair value of the net assets of businesses acquired. The most significant amounts are as follows:
i)     Businesses acquired

	Positive	Negative	Amortisation
	Goodwill	Goodwill	Period
	£ million	£ million	Years(4)

2005
G Van Dongen Holding BV	9.7	—	20

2004
There was no significant goodwill on acquisitions of subsidiary undertakings in the year.

2003
Praxair Polska	10.1	—	20
Environmental Management Corporation(1)	32.3	—	15

2002
Seiko Instruments Inc — turbomolecular pumps business (2)	59.4	—	20
Unique Gas and Petrochemicals Public Company Limited	17.5	—	20
Enron Teesside Operations Limited — industrial assets	9.6	—	15
Hydromatix Inc	5.6	—	15
Semco(3)	3.8	—	15
Minorities in Osaka Sanso Kogyo KK	—	(5.0)	10

(1)	Restated in 2005 and 2004 to reflect an adjustment of £0.8 million to the fair value of the consideration.

(2)	Restated in 2003 to reflect an adjustment of £0.8 million to the fair value of the net assets.

(3)	Restated in 2003 to reflect an adjustment of £0.6 million to the fair value of the consideration.

(4)	Amortisation periods are those over which it is estimated that the value of the business acquired will exceed the value of the identifiable net assets of the business acquired.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
ii)   Businesses disposed of

Goodwill
£ million

2005
Unique Gas and Petrochemicals Public Company Limited	14.8
Afrox Healthcare Limited	13.9

2004
US packaged gas business	9.1

2003
Osaka Sanso Kogyo KK (see note 28c))	(10.5)

12.     Fixed assets — tangible assets
a)     Group summary

		Plant,
	Land and	Machinery		Construction
	Buildings	and Vehicles	Cylinders	in Progress	Total
	£ million	£ million	£ million	£ million	£ million

Gross book value
At 1 October 2004	600.3	4,216.9	571.3	141.9	5,530.4
Exchange adjustment	7.8	124.0	20.6	8.7	161.1
Capital expenditure(2)	21.4	99.8	16.1	260.0	397.3
Disposals	(7.5)	(73.2)	(5.7)	(1.1)	(87.5)
Transfers	(13.2)	131.7	31.8	(150.3)	—
Acquisitions of businesses	6.5	10.2	0.3	0.2	17.2
Disposals of businesses	(130.7)	(95.6)	(18.0)	(1.7)	(246.0)

At 30 September 2005	484.6	4,413.8	616.4	257.7	5,772.5

Depreciation
At 1 October 2004	193.8	2,450.2	268.0	—	2,912.0
Exchange adjustment	3.1	72.7	8.7	—	84.5
Provided during the year	13.3	248.7	26.9	—	288.9
Disposals	(1.3)	(68.7)	(4.5)	—	(74.5)
Disposals of businesses	(17.4)	(56.9)	(4.0)	—	(78.3)
Transfers	(13.7)	10.5	3.2	—	—

At 30 September 2005	177.8	2,656.5	298.3	—	3,132.6

Net book value at 1 October 2004(3)
Owned assets	368.5	1,761.3	278.3	141.9	2,550.0
Leased assets(4)	38.0	5.4	25.0	—	68.4

	406.5	1,766.7	303.3	141.9	2,618.4

Net book value at 30 September 2005 (3)
Owned assets	274.9	1,744.9	298.5	257.7	2,576.0
Leased assets(4)	31.9	12.4	19.6	—	63.9

	306.8	1,757.3	318.1	257.7	2,639.9

(1)	Net book value of land and buildings at cost was £276.6 million (2004: £369.7 million).

(2)	Subsidiary undertakings only. Capital expenditure of joint ventures and associates is given in note 1.

(3)	Net book value includes net interest capitalised of £40.7 million (2004: £47.8 million). The tax effect of this is included in the deferred tax provision.

(4)	Leased assets are shown net of accumulated depreciation of £107.1 million (2004: £121.1 million).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
b)     Depreciation and operating lease rentals

	2005	2004	2003
	£ million	£ million	£ million

Depreciation on leased assets included above	6.2	6.5	8.1
Amortisation of capitalised interest included above	5.1	5.5	4.0
Operating lease rentals
— hire of plant, machinery and vehicles	40.5	45.4	37.3
— property rent	26.5	31.6	34.3
c)     Regional analysis
The Group has numerous manufacturing, distribution and office facilities which are located in some 50 countries. At 30 September 2005, the Group’s property, plant and equipment, comprising land and buildings, plant, machinery, vehicles and cylinders were located regionally as follows:

	£ million	%

Europe (mainly the UK)	945.1	36
Americas (mainly the US)	805.6	31
Africa	166.3	6
Asia/Pacific	722.9	27

	2,639.9	100

The above amounts are stated at cost net of accumulated depreciation.
d)     Asset revaluations
Following the adoption of FRS 15 — Tangible fixed assets in 2000, land and buildings are no longer revalued (see Accounting policies on pages 43 to 46 of this document). The net book value of properties revalued in earlier years was £113.8 million. Properties not revalued were £193.0 million.
e)     Parent summary

		Plant,
	Land and	Machinery
	Buildings	and Vehicles	Total
	£ million	£ million	£ million

Gross book value
At 1 October 2004	14.4	14.0	28.4
Capital expenditure	0.1	4.5	4.6
Disposals	—	(0.3)	(0.3)

At 30 September 2005	14.5	18.2	32.7

Depreciation
At 1 October 2004	4.7	12.4	17.1
Provided during the year	0.5	0.4	0.9
Disposals	—	(0.2)	(0.2)

At 30 September 2005	5.2	12.6	17.8

Net book value
At 1 October 2004	9.7	1.6	11.3
At 30 September 2005	9.3	5.6	14.9

f)     Net book value of land and buildings

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Freehold property	274.9	368.5	9.3	9.7
Leasehold property — long-term	26.6	33.9	—	—
— short-term	5.3	4.1	—	—

	306.8	406.5	9.3	9.7

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
g)     Capital commitments

	Group

	2005	2004
	£ million	£ million

Against which orders had been placed	95.8	26.2
Authorised but not committed	74.8	101.2

	170.6	127.4

There were no capital commitments by The BOC Group plc at either 30 September 2005 or 30 September 2004.
The Group’s share of its joint ventures’ and associates’ capital commitments was:

	2005	2004
	£ million	£ million

Against which orders had been placed	19.0	33.6
Authorised but not committed	19.5	24.8

	38.5	58.4

13.     Fixed assets — investments
a)     Group summary

		Group		Group Share	Group Loans		Provisions
		Share of	Negative	of Net Assets	to Joint	Other	Against
	Goodwill of	Net Assets of	Goodwill of	of Joint	Ventures and	Investments	Other
	Associates	Associates	Joint Ventures	Ventures	Associates	at Cost	Investments	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 October 2004	5.9	46.5	(40.8)	299.5	202.6	35.7	(1.2)	548.2
Exchange adjustment	0.1	2.4	(0.8)	12.3	4.1	0.4	0.1	18.6
Acquisitions/additions (1)	—	36.2	0.5	34.8	39.0	3.7	(0.3)	113.9
(Charged)/credited to profit	(0.4)	—	2.3	—	—	—	—	1.9
Disposals/ repayments/ transfers	—	(20.2)	—	(0.6)	(18.6)	(24.4)	0.6	(63.2)
Increase in net assets	—	10.2	—	1.3	—	—	—	11.5
Japan Air Gases capital restructuring	—	—	—	(17.0)	—	—	—	(17.0)

At 30 September 2005	5.6	75.1	(38.8)	330.3	227.1	15.4	(0.8)	613.9

(1)	The increase in the Group share of net assets of associates relates principally to the Afrox hospitals business becoming an associate during the year. The increase in the Group share of net assets of joint ventures and loans to joint ventures relates principally to Compania de Nitrogeno de Cantarell in Mexico.
i)     Joint ventures
The cost of investment in joint ventures was £262.2 million (2004: £259.5 million) and the attributable profit before tax was £81.8 million (2004: £79.5 million, 2003: £60.4 million).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The Group’s share of net assets of joint ventures at 30 September 2005 can be analysed as follows:

	Share of	Negative
	Net Assets	Goodwill	Total
	£ million	£ million	£ million

Share of fixed assets	860.5	—	860.5
Negative goodwill	—	(38.8)	(38.8)
Share of current assets	280.5	—	280.5

	1,141.0	(38.8)	1,102.2

Share of liabilities due within one year	(232.2)	—	(232.2)
Share of liabilities due after more than one year	(578.5)	—	(578.5)

	(810.7)	—	(810.7)

Share of net assets	330.3	(38.8)	291.5

The negative goodwill represents the excess of the fair value of the net assets over the fair value of the purchase consideration and is being amortised over 17 years.
The Group’s share of the borrowings of joint ventures at 30 September 2005 was:

	Gross	Net
	Borrowings	Borrowings

Compania de Nitrogeno de Cantarell(1)	96.7	68.2
Japan Air Gases	73.0	71.5
Elgas	38.8	37.4
Other joint ventures	81.4	63.5

Total	289.9	240.6

(1)	Excluding loans from joint venture partners.
Of the net borrowings, £230.0 million was non-recourse.
ii)     Associates
The cost of investment in associates was £45.8 million (2004: £23.9 million) and the attributable profit before tax was £16.5 million (2004: £12.2 million, 2003: £10.4 million).
The Group’s share of the net borrowings of associates was £45.4 million (2004: £6.9 million), all of which was non-recourse. This includes £41.6 million for the Group’s South African subsidiary’s share of the net borrowings of Life Healthcare Group (Pty) Limited.
b)     Valuation

	2005	2004
	£ million	£ million

Listed on stock exchanges in the UK and overseas	28.6	34.7
Unlisted — equity	356.8	300.6
— other	228.5	212.9

Total book value	613.9	548.2

All investments are stated at cost less provisions.
Market value of listed investments	80.2	85.8

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
c)     Income

	2005	2004	2003
	£ million	£ million	£ million

Listed securities	3.0	9.9	4.7
Unlisted securities	48.2	69.4	32.0

	51.2	79.3	36.7
Less: Dividends receivable from joint ventures	47.8	69.0	31.7
Dividends receivable from associates	3.3	10.1	3.3

Income from other fixed asset investments	0.1	0.2	1.7

d)     Parent

		Amounts
	Investments	due from
	in Subsidiary	Subsidiary	Other
	Undertakings	Undertakings	Investments	Provisions	Total
	£ million	£ million	£ million	£ million	£ million

At 1 October 2004	2,137.7	857.9	7.8	(20.8)	2,982.6
Additions	19.3	—	—	—	19.3
Charged to profit	—	—	—	(1.0)	(1.0)
Advances/repayments (net)	—	172.3	(7.4)	—	164.9

At 30 September 2005	2,157.0	1,030.2	0.4	(21.8)	3,165.8

Provisions relate to investments in subsidiary undertakings (£17.9 million), amounts due from subsidiary undertakings (£3.5 million) and other investments (£0.4 million).
14.     Stocks

	Group

	2005	2004
	£ million	£ million

Raw materials	87.8	89.5
Work in progress	75.4	68.0
Gases and other finished goods	174.0	162.3
Payments on account	(30.9)	(35.4)

	306.3	284.4

Amounts relating to long-term contracts included in work in progress were £0.7 million (2004: £0.4 million). There were no stocks on the balance sheet of The BOC Group plc at either 30 September 2005 or 30 September 2004.
15.     Debtors
a)     Debtors falling due within one year

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Trade debtors	541.6	561.5	—	—
Amounts due from subsidiaries	—	—	136.7	286.5
Amounts due from joint ventures and associates	5.7	7.6	5.7	5.7
Other debtors	125.4	106.4	10.6	28.2
Prepayments and accrued income	37.7	30.1	—	—

	710.4	705.6	153.0	320.4

Trade debtors are shown net of provisions for bad and doubtful debts of £26.2 million (2004: £29.8 million).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
b)     Debtors falling due after more than one year

	Group

	2005	2004
	£ million	£ million

Deferred tax	6.3	5.8
Other debtors	10.7	10.5

	17.0	16.3

There were no debtors falling due after more than one year on the balance sheet of The BOC Group plc at either 30 September 2005 or 30 September 2004.
16.     Current asset investments

	Group

	2005	2004
	£ million	£ million

Listed investments	16.4	20.8

Total current asset investments	16.4	20.8

Market value of listed investments	16.4	20.8

There were no current asset investments on the balance sheet of The BOC Group plc at either 30 September 2005 or 30 September 2004.
17.     Cash at bank and in hand

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Deposits	13.2	26.5	—	—
Cash at bank and in hand	177.8	201.7	44.3	80.8

	191.0	228.2	44.3	80.8

18.	Creditors: amounts falling due within one year
a)     Borrowings and finance leases(1)

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Bank loans and overdrafts	110.2	80.1	107.2	83.2
Loans other than from banks	146.5	179.4	—	168.9
Finance leases	2.5	2.6	—	—

	259.2	262.1	107.2	252.1

(1)	Details of borrowings and finance leases are given in note 20.
b)     Other creditors

Deposits and advance payments by customers	63.6	55.0	—	—
Trade creditors	313.8	329.2	—	—
Amounts due to subsidiary undertakings	—	—	951.3	949.7
Payroll and other taxes, including social security	32.1	32.4	—	—
Taxation	154.5	139.2	—	—
Other creditors	180.4	159.9	1.6	0.9
Accruals and deferred income	153.9	156.9	52.5	53.5

	898.3	872.6	1,005.4	1,004.1

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

19.	Creditors: amounts falling due after more than one year
a)     Borrowings and finance leases(1)

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Bank loans	35.8	88.5	0.2	(2.7)
Loans other than from banks	729.1	834.5	676.8	677.2
Finance leases	6.6	5.5	—	—

	771.5	928.5	677.0	674.5

(1)	Details of borrowings and finance leases are given in note 20.
b)     Other creditors

Deposits and advance payments by customers	10.7	22.2	—	—
Other creditors	18.0	6.7	—	—
Accruals and deferred income	2.1	5.8	0.2	3.2

	30.8	34.7	0.2	3.2

20. Net borrowings and finance leases
a)     Analysis

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Secured
Finance leases	9.1	8.1	—	—
Other secured borrowings	13.4	55.2	—	—
Unsecured
12 1/4% Unsecured Loan Stock 2012/2017	100.0	100.0	100.0	100.0
7.45% Guaranteed Notes 2006	141.2	138.1	—	—
Pollution Control and Industrial Bonds	10.8	16.7	—	—
European Investment Bank loans	17.4	15.7	—	—
1.00% Euroyen Bond 2006	124.7	125.4	124.7	125.4
5 7/8% Bonds 2009	200.0	200.0	200.0	200.0
6.50% Bonds 2016	200.0	200.0	200.0	200.0
Medium-term notes	54.8	224.1	54.8	224.1
Commercial paper	—	5.5	—	—
Other borrowings	159.3	101.8	104.7	77.1

Total borrowings and finance leases	1,030.7	1,190.6	784.2	926.6
Less: Cash at bank and in hand	191.0	228.2	44.3	80.8

Net borrowings and finance leases	839.7	962.4	739.9	845.8

A reconciliation of net cash flow to the movement in net debt is given in note 27 b).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
b)     Maturity

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Long and medium-term bank loans
Repayable — beyond five years	—	17.0	—	—
— two to five years	7.5	26.1	(1.5)	0.2
— one to two years	28.3	45.4	1.7	(2.9)
Loans other than from banks
Repayable — beyond five years	302.8	303.5	298.5	298.3
— two to five years	279.2	383.6	253.6	378.9
— one to two years	147.1	147.4	124.7	—
Finance leases — repayable beyond one year	6.6	5.5	—	—

Borrowings and finance leases (note 19 a))	771.5	928.5	677.0	674.5
Short-term — repayable within one year
Bank loans and overdrafts	110.2	80.1	107.2	83.2
Loans other than from banks	146.5	179.4	—	168.9
Finance leases	2.5	2.6	—	—

Total borrowings and finance leases	1,030.7	1,190.6	784.2	926.6
Less: Cash at bank and in hand	191.0	228.2	44.3	80.8

Net borrowings and finance leases	839.7	962.4	739.9	845.8

	2005			2004

	Finance	Other		Finance	Other
	Leases	Borrowings	Total	Leases	Borrowings	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Repayment profile of borrowings and finance leases
Long-term repayable
— beyond five years	1.1	302.8	303.9	—	320.5	320.5
— four to five years	0.8	0.1	0.9	0.1	201.4	201.5
— three to four years	1.0	200.3	201.3	0.8	58.6	59.4
— two to three years	1.5	86.3	87.8	2.6	149.7	152.3
— one to two years	2.2	175.4	177.6	2.0	192.8	194.8

Total	6.6	764.9	771.5	5.5	923.0	928.5

c)     Short-term interest rates
The average interest rate on commercial paper for the year to 30 September 2005 was 4.4 per cent (2004: 3.3 per cent) and on other short-term borrowings was 8.2 per cent (2004: 9.3 per cent).
d)     Facilities
The Group maintains a number of short and medium-term committed lines of credit. The main medium-term facilities are multi-currency agreements with a group of relationship banks, under which the Group may borrow up to US$450 million (£254 million) (2004: US$450 million (£249 million)) for general corporate purposes. These facilities were undrawn both at 30 September 2005 and 30 September 2004. The following table shows the maturity profile of these facilities.

	2005	2004
	$ million	$ million

Four to five years	—	—
Three to four years	—	450.0
Two to three years	450.0	—
One to two years	—	—
Within one year	—	—

	450.0	450.0

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
In October 2005, these facilities were replaced with US$600 million (£339 million) of committed multi-currency facilities maturing in 2010. Additional committed facilities are maintained by the principal operating units in the Group.
e)     Security
The secured loans, maturing between 30 September 2005 and 2019, are principally secured by charges over the property, plant and machinery, stocks and trade debtors of certain overseas subsidiaries.
21.     Financial instruments
a)     Interest rate, currency and counterparty exposure
The Group’s approach to managing currency and interest rate risks and its use of swaps in that process is described on page 56 of the annual report and accounts in the financial review under the heading ’management of financial risks’.
Interest rate swaps
At 30 September 2005, the Group had entered into five interest rate swap agreements (2004: five) with its main relationship banks with notional principal amounts of £286.4 million (2004: £285.3 million).The swaps’ underlying currencies are sterling, US dollars and Japanese yen. The following table shows the maturity profile and weighted average interest rates payable and receivable on interest rate swaps at 30 September:

	2005	2004
Maturity profile	£ million	£ million

Beyond five years	—	—
Four to five years	—	200.0
Three to four years	200.0	85.3
Two to three years	86.4	—
One to two years	—	—
Within one year	—	—

	286.4	285.3

	%	%
Weighted average receivable swap rate	4.1	3.8
Weighted average payable swap rate	4.8	4.5

The weighted average receivable/payable swap interest rate is calculated by applying the notional swap interest received or paid, using rates applicable at the financial year end, to the notional principal of outstanding swaps at the financial year end.
During 2004, the Group also entered into four interest rate swap agreements that are due to commence in 2006 and 2007 for a period of five years. The notional principal amounts of these swaps are £106.4 million and their underlying currencies are US dollars and Japanese yen.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Currency swaps
At 30 September 2005, the Group had entered into 12 currency swap agreements (2004: 25) with its main relationship banks with notional principal amounts of £341.7 million (2004: £593.1 million).The maturity dates range between one month and 36 months from the balance sheet date (2004: between one month and 48 months).The following table illustrates the impact of the currency swaps on the Group’s net debt at 30 September:

	2005					2004

			Cash
			at		Net		Net
			Bank		Borrowings		Borrowings
	Capital	Gross	and in	Currency	and Finance	Capital	and Finance
	Employed	Borrowings	Hand	Swaps	Leases	Employed	Leases
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	552.7	(505.5)	38.4	313.9	(153.2)	593.6	(104.6)
US dollar	1,034.8	(154.9)	30.4	(123.0)	(247.5)	918.9	(352.4)
Australian dollar	317.7	(6.7)	15.2	(99.1)	(90.6)	298.7	(76.0)
South African rand	182.1	(46.6)	14.7	—	(31.9)	314.0	(99.6)
Japanese yen	168.1	(179.0)	12.1	23.5	(143.4)	186.7	(154.1)
Canadian dollar	121.2	(5.8)	1.3	(39.0)	(43.5)	104.2	(40.0)
Thai baht	105.4	(35.8)	1.8	—	(34.0)	121.0	(52.0)
Other	802.4	(96.4)	77.1	(76.3)	(95.6)	683.3	(83.7)

Total	3,284.4	(1,030.7)	191.0	—	(839.7)	3,220.4	(962.4)

The weighted average receivable interest rate on currency swaps was 4.4 per cent (2004: 3.9 per cent) and the weighted average payable interest rate was 4.3 per cent (2004: 4.1 per cent).The weighted average receivable/payable swap interest rate is calculated by applying the notional swap interest received or paid, using rates applicable at the financial year end, to the notional principal of outstanding swaps at the financial year end.
The currency and interest rate exposure of the net borrowings of the Group at 30 September, after taking into account interest rate and currency swaps entered into by the Group, is given in the table below.

	2005			2004

	Fixed Rate	Floating Rate	Total	Fixed Rate	Floating Rate	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	297.9	(144.7)	153.2	296.8	(192.2)	104.6
US dollar	222.8	24.7	247.5	279.1	73.3	352.4
Australian dollar	0.2	90.4	90.6	0.1	75.9	76.0
South African rand	46.6	(14.7)	31.9	38.0	61.6	99.6
Japanese yen	125.6	17.8	143.4	151.7	2.4	154.1
Canadian dollar	25.6	17.9	43.5	22.8	17.2	40.0
Thai baht	35.8	(1.8)	34.0	54.9	(2.9)	52.0
Other	48.6	47.0	95.6	44.4	39.3	83.7

Total	803.1	36.6	839.7	887.8	74.6	962.4

Counterparty risk
The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. There are procedures and policies in place limiting the Group’s exposure to concentrations of credit or country risk.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
b)     Fair value information
i)     Fair values of financial instruments
Set out below is a comparison of the carrying amount and the fair value of the Group’s financial instruments (excluding short-term debtors and creditors) at 30 September 2005. Further details of the Group’s financial instruments are given in note 21 d).

		2005		2004

		Carrying		Carrying
		Amount	Fair Value	Amount	Fair Value
	Notes	£ million	£ million	£ million	£ million

Primary financial instruments
Loans to joint ventures and associates	1	227.1	209.3	202.6	202.6
Other fixed asset investments	2	14.6	14.6	34.5	41.8
Current asset investments	3	16.4	16.4	20.8	20.8
Cash at bank and in hand	4	191.0	191.0	228.2	228.2
Borrowings and finance leases (excluding swap agreements)	5	(1,024.4)	(1,098.9)	(1,218.5)	(1,286.9)
Other creditors: amounts falling due after more than one year	6	(17.0)	(17.0)	(26.8)	(26.8)
Provisions for liabilities and charges	6	(7.7)	(7.7)	(10.5)	(10.5)
Derivative financial instruments
Foreign currency and interest rate swap agreements	7	(6.3)	(11.2)	27.9	18.4
Forward foreign exchange and other contracts	8	—	7.1	—	7.5

Net financial instruments		(606.3)	(696.4)	(741.8)	(804.9)

Financial assets		449.1		486.1
Financial liabilities	9	(1,055.4)		(1,227.9)

Net financial instruments		(606.3)		(741.8)

(1)	For those bearing either no interest or a floating rate of interest it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest an assessment of the interest rate at which the Group could make the same loan under current market conditions has been made. Unless this differs significantly from the fixed rate it is also deemed that the carrying amount approximates to the fair value. Where this does differ significantly, the fair value is based on the discounted value of future cash flows.

(2)	For equity instruments listed on a recognised stock exchange the fair value is the quoted market price. For other equity instruments it is deemed that the carrying amount approximates to the fair value.

(3)	The fair value is the quoted market price. Where no quoted market price exists, it is deemed that the carrying amount approximates to the fair value.

(4)	As all bear either no interest or a floating rate of interest it is deemed that the carrying amount approximates to the fair value.

(5)	For those bearing a floating rate of interest it is deemed that the carrying amount approximates to the fair value. For those bearing a fixed rate of interest the fair value is either the quoted market price where a liquid market exists or has been calculated using well established pricing models.

(6)	The carrying amount is deemed to approximate to the fair value.

(7)	The fair value is based on market valuations at the balance sheet date.

(8)	This category of derivative financial instruments includes: the fair value of forward foreign exchange contracts of £0.2 million (2004: £7.5 million) and the fair value of natural gas futures contracts of £6.9 million (2004: £nil).The fair values are based on market prices and forward exchange rates at the balance sheet date.

(9)	Includes foreign currency and interest rate swap agreements.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
ii)     Hedges
As explained on page 56 of the annual report and accounts in the financial review under the heading ’management of financial risks’, the Group’s policies are to use forward foreign exchange contracts to hedge transactional currency exposures (principally arising through anticipated sales and purchase transactions) and swap agreements to manage interest rate risks and hedge structural currency exposures.
Currency swaps are only held to change the currency of the Group’s borrowings to match better its net investments in its overseas subsidiaries. In accordance with the Group’s accounting policies, the assets and liabilities arising from these swap agreements are translated into sterling at the spot rate ruling at the balance sheet date. The resulting exchange gains or losses are recognised in the statement of total recognised gains and losses (to match the exchange gains or losses on the net investments in the overseas subsidiaries).
The carrying amount of the swap agreements (as shown in note 21 b) i)) is the result of the exchange gains and losses recognised in the statement of total recognised gains and losses, and is analysed in the deferred gains and losses table shown below.

	Swap Agreements

	Gains	Losses	Net
	£ million	£ million	£ million

Deferred gains and losses
Deferred gains and losses on hedges at 1 October 2004	34.9	(7.0)	27.9
Gains and losses on hedges maturing in 2005	(31.7)	6.9	(24.8)
Deferred gains and losses on hedges recognised in the statement of total recognised gains and losses in 2005	(0.8)	(8.6)	(9.4)

Deferred gains and losses on hedges at 30 September 2005	2.4	(8.7)	(6.3)

The unrecognised difference between the carrying amount and the fair value of the forward foreign exchange and other contracts and the swap agreements (as shown in note 21 b) i)) is analysed in the unrecognised gains and losses table below.

	Forward Foreign
	Exchange and
	Other Contracts		Swap Agreements

	Gains	Losses	Gains	Losses	Net Total
	£ million	£ million	£ million	£ million	£ million

Unrecognised gains and losses
Unrecognised gains and losses on hedges at 1 October 2004	8.4	(0.9)	1.2	(10.7)	(2.0)
Gains and losses arising in previous years that were recognised in 2005	(7.9)	0.7	(0.6)	0.5	(7.3)

Gains and losses arising before 2004 that were not recognised in 2005	0.5	(0.2)	0.6	(10.2)	(9.3)
Gains and losses arising in 2005 that were not recognised in 2005	9.2	(2.4)	1.6	3.1	11.5

Unrecognised gains and losses on hedges at 30 September 2005	9.7	(2.6)	2.2	(7.1)	2.2

Of which
Gains and losses expected to be recognised in 2006	8.1	(2.1)	0.1	(2.3)	3.8
Gains and losses expected to be recognised in 2007 or later	1.6	(0.5)	2.1	(4.8)	(1.6)

Under US GAAP, hedge accounting is not used in respect of the derivative financial instruments included in the table above.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
c)     Currency exposures
As outlined on page 56 of the annual report and accounts in the financial review under the heading ‘currency risk’, it is the Group’s policy to hedge against the potential impact on its profit and loss account of the currency gains and losses arising from monetary assets and liabilities not denominated in the operating or functional currency of the operating unit involved.
After taking account of the hedging transactions, there was no significant net profit and loss account exposure to currency gains and losses arising from monetary assets and liabilities at 30 September 2005.

d)	Financial instruments

i)	Financial assets
The interest rate and currency profile of the Group’s financial assets (excluding short-term debtors) at 30 September 2005 is shown below. The categories of the Group’s financial assets are shown in note 21b)i).

	2005				2004

			Financial				Financial
			Assets on				Assets on
	Floating Rate	Fixed Rate	which no	Total	Floating Rate	Fixed Rate	which no	Total
	Financial	Financial	Interest is	Financial	Financial	Financial	Interest is	Financial
	Assets	Assets	Received	Assets	Assets	Assets	Received	Assets
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	39.2	—	2.2	41.4	81.0	—	2.3	83.3
US dollar	46.3	219.7	14.3	280.3	34.0	184.1	32.6	250.7
Australian dollar	15.2	—	—	15.2	16.1	—	—	16.1
South African rand	15.8	—	0.7	16.5	44.2	—	3.8	48.0
Japanese yen	12.1	—	—	12.1	2.6	—	—	2.6
Canadian dollar	1.3	—	0.3	1.6	1.7	—	—	1.7
Thai baht	4.0	—	—	4.0	5.1	—	0.7	5.8
Other	77.2	—	0.8	78.0	69.1	8.7	0.1	77.9

Total	211.1	219.7	18.3	449.1	253.8	192.8	39.5	486.1

	2005		2004
	Fixed Rate Financial Assets		Fixed Rate Financial Assets

		Weighted		Weighted
		Average		Average
	Weighted	Period for	Weighted	Period for
	Average	which Rate	Average	which Rate
	Interest Rate	is Fixed	Interest Rate	is Fixed
	%	Years	%	Years

US dollar	6.8	2.5	8.2	3.5
Other	—	—	5.2	0.3

Financial assets on which no interest is received comprise £13.2 million (2004: £24.3 million) of non-redeemable equity instruments in other companies and £5.1 million (2004: £15.2 million) of loans to joint ventures and associates which have no fixed date of repayment.
The floating rate financial assets, which principally comprise cash and deposits, current asset investments and loans to joint ventures and associates, carry interest based on different benchmark rates depending on the currency of the balance.
The principal benchmark rates for floating rate financial assets are LIBOR for sterling balances, US LIBOR for US dollar balances, Australian bank bill rate for Australian dollar balances, South African prime rate for South African rand balances and Japanese yen LIBOR for Japanese yen balances.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
ii)     Financial liabilities
The interest rate and currency profile of the Group’s financial liabilities including swaps (excluding short-term creditors) at 30 September 2005 is shown below. The categories of the Group’s financial liabilities are shown in note 21 b) i).

	2005				2004

			Financial				Financial
		Fixed	Liabilities on				Liabilities on
	Floating Rate	Rate	which No	Total	Floating Rate	Fixed Rate	which No	Total
	Financial	Financial	Interest	Financial	Financial	Financial	Interest	Financial
	Liabilities	Liabilities	is Paid	Liabilities	Liabilities	Liabilities	is Paid	Liabilities
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sterling	(106.3)	297.9	2.1	193.7	(120.7)	296.8	2.5	178.6
US dollar	62.8	222.8	4.7	290.3	99.3	279.1	4.8	383.2
Australian dollar	105.6	0.2	—	105.8	92.0	0.1	—	92.1
South African rand	—	46.6	—	46.6	101.8	38.0	—	139.8
Japanese yen	29.9	125.6	0.3	155.8	5.0	151.7	0.7	157.4
Canadian dollar	19.2	25.6	—	44.8	18.9	22.8	—	41.7
Thai baht	—	35.8	0.3	36.1	—	54.9	10.9	65.8
Other	124.1	48.6	9.6	182.3	108.3	53.1	7.9	169.3

Total	235.3	803.1	17.0	1,055.4	304.6	896.5	26.8	1,227.9

	2005
	Fixed Rate Financial		2004
	Liabilities		Fixed Rate Financial Liabilities

		Weighted		Weighted
	Weighted	Average		Average
	Average	Period for	Weighted	Period for
	Interest	which Rate	Average	which Rate is
	Rate	is Fixed	Interest Rate	Fixed
	%	Years	%	Years

Sterling	9.2	11.0	9.2	11.9
US dollar	6.8	1.3	5.8	2.0
Australian dollar	3.1	0.9	5.7	1.8
South African rand	8.3	1.9	12.8	3.3
Japanese yen	1.0	1.1	0.9	1.9
Canadian dollar	4.9	3.0	4.7	4.0
Thai baht	4.3	0.9	3.7	1.4
Other	5.5	1.5	6.0	2.6

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance.
The principal benchmark rates for floating rate financial liabilities are LIBOR for sterling balances, US LIBOR for US dollar balances, Australian bank bill rate for Australian dollar balances, South African prime rate for South African rand balances and Japanese yen LIBOR for Japanese yen balances.
The maturity profile of borrowings is set out in note 20 b). Floating rate financial liabilities other than borrowings are mainly employee incentive provisions. These are expected to be utilised over the period to 2016 depending on the future choices of the relevant employees. Financial liabilities on which no interest is paid principally relate to creditors due after more than one year. The majority of the amount relates to deposits for cylinder rentals. It is not anticipated that this balance will reduce significantly in the short to medium term. The remaining balances falling due after more than one year are expected to be paid or utilised by 2009.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
22.     Provisions for liabilities and charges

	Deferred
	Tax	Other Provisions

		Incentive
		and Other				De-
		Employee	Uninsured			commissioning
		Provisions	Losses	Environmental	Warranty	Obligations	Other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 October 2004	253.0	21.2	20.7	22.4	15.1	—	12.8	92.2
Exchange adjustment	6.6	0.2	0.7	0.7	0.4	—	—	2.0
Provided in the year	—	3.6	8.4	4.2	9.6	—	1.1	26.9
Released in the year	(4.7)	—	—	—	—	—	(2.4)	(2.4)
Utilised in the year	—	(6.4)	(0.6)	(1.6)	(7.6)	—	(6.3)	(22.5)
Other movements(1)	(13.0)	0.1	—	—	(0.2)	20.2	2.6	22.7

At 30 September 2005	241.9	18.7	29.2	25.7	17.3	20.2	7.8	118.9

(1)	The other movements in deferred tax relate mainly to transfers to current tax.
Incentive and other employee provisions include long-term share incentive awards and deferred compensation plans. Note 7 contains further details of the long-term share incentive units.
Provision for uninsured losses covers third party liabilities or claims. Due to the time frame that is often involved in such claims, a significant part of this provision is subject to actuarial valuation. Where this is not appropriate, other external assessments are used.
Environmental provisions have been set aside to cover the costs of remediation for a number of hazardous waste sites. The costs are expected to be incurred between 2006 and 2030. Due to the period over which this expenditure is likely to be incurred, the provision has been discounted at a rate of four per cent. The effect of discounting is £5 million. Management expects that payments will be approximately £7 million in 2006, approximately £3 million each year for the next four years and £12 million in total thereafter. Management uses its judgement and experience to make an appropriate provision. Management believes that there is no reasonable possibility of a loss materially in excess of the amounts provided.
During the year, the provision for de-commissioning costs was reviewed. As a result of revising previous estimates, an amount of £20.2 million was recognised for future obligations with a corresponding increase in the carrying value of tangible fixed assets. Due to the period over which this expenditure is likely to be incurred, between 2006 and 2054, and the different regions in which it will be incurred, the provision has been discounted at rates of between four and six per cent. The effect of discounting is £32 million. The timing of actual expenditure will vary depending on contractual supply arrangements with customers.
Further information on deferred tax is disclosed in note 4.
23.     Share capital

	Number of
	Shares

	2005	2004	2005	2004
i) Analysis at 30 September	million	million	£ million	£ million

Equity capital:
Issued capital — Ordinary shares of 25p each, called up and fully paid	502.5	498.8	125.6	124.7
Unissued capital — unclassified shares of 25p each	87.5	91.2	21.9	22.8

Authorised			147.5	147.5

Number
ii) Share issues	million

Issues of Ordinary shares of 25p each during the year were:
Under the savings related share option scheme	0.7
Under the senior executives share option scheme	3.0

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
24. Reserves
a)     Group

	Share				Joint
	Premium	Revaluation	Profit and	Pensions’	Ventures’	Associates’	Own
	Account	Reserves	Loss Account	Reserves	Reserves	Reserves	Shares	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 1 October 2004	374.9	30.1	1,181.5	(253.6)	238.0	26.0	(46.3)	1,550.6
Total recognised gains and losses for the year	—	(3.8)	419.9	—	14.7	6.3	—	437.1
Transfers in relation to pensions	—	—	(33.1)	31.9	1.2	—	—	—
Reversal of goodwill on disposal of a business	—	—	1.0	—	—	—	—	1.0
Consideration paid for the purchase of own shares held in an ESOP trust	—	—	—	—	—	—	(8.2)	(8.2)
Consideration received for the sale of own shares held in an ESOP trust	—	—	—	—	—	—	4.0	4.0
Credit in respect of employee share schemes	—	—	4.3	—	—	—	—	4.3
Dividends	—	—	(204.1)	—	—	—	—	(204.1)
Premium on share issues (net)	31.7	—	—	—	—	—	—	31.7

At 30 September 2005	406.6	26.3	1,369.5	(221.7)	253.9	32.3	(50.5)	1,816.4

i) The undistributed profits of Group undertakings may be liable to overseas and/or UK tax (after allowing for double tax relief) if distributed as dividends. There are no material exchange control restrictions on the remittance of funds to the UK.
ii) Goodwill written off against reserves in respect of continuing businesses acquired prior to 30 September 1998 amounts to £160.4 million (2004: £154.0 million).
iii) In accordance with the Group’s accounting policy, exchange losses (net of gains) on net borrowings charged to reserves in the year amounted to £5.8 million (2004: £59.7 million gain).
iv) There are no non-equity shareholders’ interests in the share capital and reserves of the Group.
v) The amount of the pensions’ reserves is equivalent to the net pensions liabilities (see note 8) adjusted for current tax of £42.1 million (2004: £22.0 million, 2003: £nil).
vi) Own shares
At 30 September 2005, 5.3 million shares in the company were held pending the exercise of share options. Based on the company’s share price at 30 September 2005 of 1153p, the market value of own shares held was £61.4 million. This compares with the acquisition cost above. The amount paid for the shares reduces profit available for distribution.
Information on share option schemes appears in the report on remuneration and in notes 7 and 23.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
b)     Parent company

			Profit
	Share		and
	Premium	Other	Loss	Own
	Account	Reserves	Account	Shares	Total
	£ million	£ million	£ million	£ million	£ million

At 1 October 2004	374.9	336.4	671.0	(45.8)	1,336.5
Profit for the financial year	—	—	298.4	—	298.4
Dividends	—	—	(204.1)	—	(204.1)
Premium on share issues (net)	31.7	—	—	—	31.7
Credit in respect of employee share schemes	—	—	4.3	—	4.3
Net increase in investment in own shares	—	—	—	(4.2)	(4.2)

At 30 September 2005	406.6	336.4	769.6	(50.0)	1,462.6

The premium on share issues represents amounts paid to The BOC Group plc for the issue of shares under the Group’s share option schemes.
25.     Financial commitments
a)     Annual operating lease commitments

	2005		2004

		Other		Other
	Property	Operating	Property	Operating
	Leases	Leases	Leases	Leases
	£ million	£ million	£ million	£ million

On leases expiring:
Within one year	3.1	3.2	2.1	2.1
Between one and two years	2.1	7.8	2.2	5.6
Between two and five years	4.2	9.9	5.4	11.0
Over five years	6.5	3.8	14.9	3.2

	15.9	24.7	24.6	21.9

Operating
Leases
£ million

Rentals are due under operating leases from
1 October 2005 to completion as follows:
Year to 30 September 2006	40.6
Year to 30 September 2007	28.7
Year to 30 September 2008	20.4
Year to 30 September 2009	15.1
Year to 30 September 2010	10.8
Thereafter	59.9

175.5

b)     Other commitments
The Group is committed to make future purchases under take-or-pay contracts. The main commitments at 30 September 2005 relate to the purchase of raw materials, principally helium, where the price of the product is linked to the prevailing market prices of that product. Obligations under such contracts in effect at 30 September 2005 are as follows:

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

Year ending 30 September	£ million

2006	71.4
2007	68.1
2008	68.9
2009	62.3
2010	54.6
Thereafter	371.2

696.5

For the year ended 30 September 2005 total purchases made relating to these contracts amounted to £54.3 million (2004: £55.0 million, 2003: £65.8 million).
26.     Contingent liabilities and legal proceedings
a)     Contingent liabilities

	Group		Parent

	2005	2004	2005	2004
	£ million	£ million	£ million	£ million

Guarantees of joint ventures’ borrowings	10.6	8.9	10.6	8.9
Guarantees of subsidiaries’ borrowings	—	—	245.6	289.5
Other guarantees(1)	38.7	32.9	50.3	18.0

	49.3	41.8	306.5	316.4

(1)	Other guarantees are mainly performance guarantees issued in the ordinary course of business.
b)     Legal proceedings
BOC Group companies are parties to various legal proceedings in the ordinary course of business, including some in which claims for damages in large amounts have been asserted.
The outcome of litigation to which BOC Group companies are party cannot be readily foreseen, but the directors believe that such litigation should be disposed of without material adverse effect on the Group’s financial condition or profitability.
Welding fumes litigation A US subsidiary of BOC, The BOC Group, Inc., currently is party to a number of lawsuits in the US for alleged injuries resulting from exposure to manganese, asbestos and/or toxic fumes in connection with the welding process. The BOC Group, Inc. has not manufactured welding rods in the US since 1986 when the welding electrodes business was sold. The BOC Group, Inc. ceased selling welding rods in the US manufactured by others when the sale of the US packaged gas business, including the operations that distributed packaged gases and welding equipment, was completed in July 2004.
Manganese litigation At 30 September 2005, there were a total of approximately 8,574 claimants (‘Total Claimants’) in pending manganese related cases in both US federal and state courts that name The BOC Group, Inc. as a defendant, a net decrease of approximately 1,100 claimants from 30 September 2004. The BOC Group, Inc. is typically one of several defendants in these cases that claim compensatory and punitive damages, in most cases for unspecified amounts, for alleged neurological injury, including Parkinson’s disease, through exposure to manganese in welding fumes. Of the Total Claimants, approximately 4,607 claimants have filed in, or been transferred for pre-trial purposes to, the federal district court in the Northern District of Ohio, where a multi-district litigation (MDL) proceeding has been commenced, and approximately 50 claimants are in process to be transferred to or from the MDL. The MDL proceeding is a vehicle for coordinating pre-trial proceedings in cases pending in different federal district courts in the US. It is currently contemplated that the MDL court will try three cases during the MDL proceeding. The first such case is currently scheduled for February 2006. In addition to the cases in federal court, The BOC Group, Inc. is a defendant in a number of similar cases pending in state courts, which are in different stages of procedural development, and certain cases are scheduled for trial from time to time. The BOC Group, Inc. has been a co-defendant in other manganese related claims that have been resolved as follows. From 1 January 1997 to 30 September 2005, 3,965 claims were dismissed. Through 30 September 2005, seven cases were tried to final jury verdicts in favour of the defendants, including The BOC Group, Inc., and one case was tried to a final jury verdict in favour of the plaintiffs, which is being appealed.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Asbestos litigation At 30 September 2005, there were a total of approximately 15,966 claimants in pending asbestos related cases that name The BOC Group, Inc. as a defendant, a net decrease of approximately 600 from 30 September 2004. The BOC Group, Inc. is typically one of a large number of defendants in these cases that claim compensatory and punitive damages, in most cases for unspecified amounts, for alleged injuries, including cancer, through exposure to asbestos in welding fumes or from welding consumables. A very small number of these claimants allege injuries from exposure to asbestos in non-welding rod products and premises. The BOC Group, Inc. has been a co-defendant in other asbestos related claims that have been resolved as follows. From 1 January 1997 to 30 September 2005, 11,776 claims were dismissed and 75 claims were dismissed on summary judgments. Through 30 September 2005, nine cases were tried to final jury verdicts in favour of the defendants, including The BOC Group, Inc., and one case was tried to a final jury verdict in favour of the plaintiffs, which is being appealed.
The BOC Group, Inc. believes that it has strong defences to the claims asserted in all of the various manganese and asbestos related cases and intends to defend vigorously such claims. In the manganese related claims, The BOC Group, Inc. believes that recent relevant scientific literature, based on epidemiological studies, strongly supports its defence of such claims. Based on its experience to date, together with its current assessment of the merits of the claims being asserted and applicable insurance, BOC believes that continued defence and resolution of the welding fumes litigation will not have a material adverse effect on its financial condition or profitability and no provision has been made. Nonetheless, it is not possible to predict either the number of future claims or the number of claimants that any future claims may present. In addition, the outcome of welding fume cases, either involving BOC or other defendants, is inherently uncertain and always difficult to predict, and BOC cannot provide any assurances that any future resolutions of these types of claims will necessarily be consistent with its experience to date. In the event of an adverse outcome to any of the proceedings, a liability would be recognised if it was considered likely that it would give rise to an outflow of future economic benefits. Where there is applicable insurance, this would be recognised when its recoverability was virtually certain.
Fluorogas litigation The Fluorogas litigation is now settled and is no longer the subject of any legal proceedings. More details are given on page 59 of the annual report and accounts.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
27.     Cash flow
a)     Net cash inflow from operating activities

			2005	2004	2003
	Notes		£ million	£ million	£ million

Total operating profit before exceptional items			564.2	576.9	505.6
Depreciation and amortisation			301.9	324.0	333.4
Net retirement benefits charge less contributions			(14.4)	(15.9)	5.6
Operating profit before exceptional items of joint ventures			(107.1)	(99.4)	(86.8)
Operating profit before exceptional items of associates			(20.5)	(13.1)	(11.4)
Change in stocks			(21.0)	(25.0)	(16.6)
Change in debtors			(58.9)	(35.1)	2.5
Change in creditors			35.8	44.0	10.8
Exceptional cash flows			(16.9)	(11.9)	(28.3)
Other			2.4	14.0	(14.7)

Net cash inflow from operating activities			665.5	758.5	700.1

b) Reconciliation of net cash flow to movement in net debt
Decrease/(increase) in cash			50.2	(150.1)	102.5
Decrease in debt	27	(d)	(165.7)	(180.7)	(128.7)
Decrease/(increase) in liquid resources			14.3	(20.8)	16.2

Change in net debt resulting from cash flows			(101.2)	(351.6)	(10.0)
Net borrowings assumed at acquisition			6.2	4.7	0.8
Net (borrowings)/liquid resources eliminated on disposal			(40.9)	—	31.0
Inception of finance leases			7.1	0.2	—
Exchange adjustment			6.1	(59.0)	20.7

Movement in net debt in the year			(122.7)	(405.7)	42.5
Net debt at 1 October			962.4	1,368.1	1,325.6

Net debt at 30 September			839.7	962.4	1,368.1

c)     Analysis of net debt

			Acquisitions/
			Disposals
	At		(excluding	Other		At
	1 October		cash and	Non-cash	Exchange	30 September
	2004	Cash Flow	overdrafts)	Changes	Adjustment	2005
	£ million	£ million	£ million	£ million	£ million	£ million

Cash at bank and in hand due within one year	228.2	(36.9)	—	—	(0.3)	191.0
Borrowings and finance leases due within one year	(262.1)	205.8	11.4	(193.9)	(20.4)	(259.2)
Borrowings and finance leases due beyond one year	(928.5)	(67.7)	23.3	186.8	14.6	(771.5)

Net borrowings and finance leases	(962.4)	101.2	34.7	(7.1)	(6.1)	(839.7)

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
d)     (Decrease)/increase in debt

	2005	2004	2003
	£ million	£ million	£ million

6.75% Bonds 2004	—	(125.0)	—
6 1/4% Notes 2002	—	—	(38.2)
Medium-term notes	(168.6)	74.8	93.7
European Investment Bank loans	—	—	(72.4)
Repayment of commercial paper	(5.5)	(42.6)	(90.7)
Other (net)	8.4	(87.9)	(21.1)

Decrease in debt	(165.7)	(180.7)	(128.7)

28.     Acquisitions and disposals
a)     Cash flow

	2005		2004		2003

	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
	£ million	£ million	£ million	£ million	£ million	£ million

Cash flow arising on the acquisition and disposal of businesses
Goodwill	—	24.7	—	4.6	—	—
Intangible fixed assets	(1.3)	0.1	—	—	(2.4)	—
Tangible fixed assets	(17.2)	167.7	(3.7)	102.3	(61.5)	0.8
Joint ventures, associates and other investments	(30.3)	14.7	(80.6)	10.2	(4.8)	1.1
Stocks	(1.5)	12.9	(0.5)	16.2	(2.7)	0.1
Debtors	(11.4)	84.2	(5.3)	25.2	(15.3)	0.1
Cash at bank and in hand	(2.3)	23.3	(2.8)	—	—	0.2
Creditors including taxation	11.7	(72.6)	2.5	3.8	7.8	(0.1)
Borrowings	6.2	(40.9)	4.7	—	0.8	—
Minorities	(0.7)	(75.2)	(0.8)	0.2	(2.2)	0.3

Net assets (acquired)/disposed of	(46.8)	138.9	(86.5)	162.5	(80.3)	2.5
Goodwill on acquisitions of subsidiaries	(16.8)	—	(2.9)	—	(46.7)	—
Goodwill on acquisitions of joint ventures and associates	—	—	41.5	—	(8.0)	—
Goodwill in reserves written off on disposals	—	1.0	—	15.3	—	—
Surplus/(deficit) over book value on disposals	—	84.2	—	(79.5)	—	(0.7)

(Acquisition)/disposal price	(63.6)	224.1	(47.9)	98.3	(135.0)	1.8
Deferred payments and receipts(1)	6.5	—	(3.0)	—	(0.5)	2.1

	(57.1)	224.1	(50.9)	98.3	(135.5)	3.9

(1)	Deferred payments and receipts include amounts for current years and payments and/or receipts in respect of prior years.
In September 2005, BOC acquired G Van Dongen Holding BV, expanding Gist’s primary business into Europe.
In March 2005, BOC acquired 50 per cent of Maanshan BOC-Ma Steel Gases Co Limited, the joint venture formed to supply the industrial gases needs of Ma Steel in China.
During 2005, BOC made an additional equity investment in Compania de Nitrogeno de Cantarell (CNC) in proportion to its 65 per cent equity shareholding.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
In March 2005, BOC’s South African subsidiary, African Oxygen Limited (Afrox) completed the sale of its majority shareholding in Afrox Healthcare Limited to a consortium led by two major black empowerment groups. Profit on disposal of this business amounted to £84.9 million. Afrox has retained a significant interest in the hospitals business through a 20 per cent holding in the new company. Following this disposal, Afrox accounts for its share of the business on an equity basis, taking its share of operating profit and net interest into account.
In 2005, the Group also recognised a further £13.2 million profit on disposal of the US packaged gas business. The additional proceeds, received in November 2005, had been subject to certain conditions at the time of disposal in July 2004.
In December 2004, BOC, through its subsidiary Thai Industrial Gases Public Co Limited, sold its shares in Unique Gas and Petrochemicals Public Co Limited.
b)     Fair value of acquisitions
Provisionally there were no fair value adjustments in 2005.
The fair value of acquisitions in 2004 were:

			Total Book
			Value of
	CNC	Other	Businesses
	Book Value	Book Value	Acquired
	£ million	£ million	£ million

Tangible fixed assets	—	(3.7)	(3.7)
Joint ventures, associates and other investments	(74.1)	(6.5)	(80.6)
Stocks	—	(0.5)	(0.5)
Debtors	—	(5.3)	(5.3)
Cash at bank and in hand	—	(2.8)	(2.8)
Creditors including taxation	—	2.5	2.5
Borrowings	—	4.7	4.7
Minorities	—	(0.8)	(0.8)

Net (assets) acquired	(74.1)	(12.4)	(86.5)

Payment	32.6	18.3	50.9
Deferred payment	—	(3.0)	(3.0)

Consideration	32.6	15.3	47.9
Goodwill on acquisitions of subsidiaries	—	(2.9)	(2.9)
Goodwill on acquisitions of joint ventures and associates	41.5	—	41.5

	74.1	12.4	86.5

There were no fair value adjustments in 2004.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The fair value of acquisitions in 2003 were:

			Air Products
			Canada		Total Book		Total Fair
	EMC	Praxair	Packaged		Value of		Value of
	Water Services	Polska	Gases Business	Other	Businesses	Total	Businesses
	Book Value	Book Value	Book Value	Book Value	Acquired	Adjustments	Acquired
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Intangible assets	—	—	—	(2.4)	(2.4)	—	(2.4)
Tangible fixed assets	(0.6)	(17.1)	(13.3)	(24.6)	(55.6)	(5.9)	(61.5)
Joint ventures, associates and other investments	—	—	—	(4.8)	(4.8)	—	(4.8)
Stocks	—	(0.6)	(1.9)	(0.2)	(2.7)	—	(2.7)
Debtors	(3.9)	(3.4)	(6.0)	(2.0)	(15.3)	—	(15.3)
Creditors including taxation	3.8	2.0	0.6	1.4	7.8	—	7.8
Borrowings	0.1	—	—	0.7	0.8	—	0.8
Minorities	—	—	—	(2.2)	(2.2)	—	(2.2)

Net (assets) acquired	(0.6)	(19.1)	(20.6)	(34.1)	(74.4)	(5.9)	(80.3)

Payment	31.1	29.2	25.6	49.6	135.5	—	135.5
Deferred payment	1.0	—	0.9	(2.4)	(0.5)	—	(0.5)

Consideration	32.1	29.2	26.5	47.2	135.0	—	135.0
Goodwill on acquisitions of subsidiaries	(31.5)	(10.1)	—	(5.1)	(46.7)	—	(46.7)
Goodwill on acquisitions of joint ventures and associates	—	—	—	(8.0)	(8.0)	—	(8.0)

	0.6	19.1	26.5	34.1	80.3	—	80.3

The fair value adjustments were all in respect of the acquisition of the Canadian packaged gases business of Air Products.
c)     Exchange of business
In January 2003, the Group combined its Japanese gases business Osaka Sanso Kogyo KK (OSK) with part of Air Liquide Japan to form Japan Air Gases Ltd. The net effect of the transaction was to exchange 55 per cent of the OSK business for a 45 per cent equity share in Japan Air Gases Ltd. This transaction was accounted for in accordance with UK GAAP (UITF 31 — ‘Exchange of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate’).
The unrealised profit of £8.2 million on the disposal of OSK was recognised in the statement of total recognised gains and losses.

Total
Book Value
of Business
Disposed
Value of Assets Disposed	£ million

Tangible fixed assets	169.3
Joint ventures, associates and other investments	3.0
Stocks	10.3
Debtors	69.2
Net liquid resources	30.9
Creditors including taxation	(86.5)
Minorities	(3.1)

193.1
Adjustment to reflect retention of 45 per cent share	(86.9)

Net assets disposed	106.2

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	Air Liquide		Air Liquide
	Japan		Japan		Total Fair
	Assets		Assets	OSK Assets	Value of
	Contributed	Valuation	Contributed	Contributed	Combined
	Book Value	Adjustments	at Fair Value	at Fair Value	Business
Value of Assets Acquired	£ million	£ million	£ million	£ million	£ million

Tangible fixed assets	185.0	40.8	225.8	169.3	395.1
Joint ventures, associates and other investments	10.7	—	10.7	3.0	13.7
Stocks	19.4	—	19.4	10.3	29.7
Debtors	141.6	—	141.6	69.2	210.8
Net (borrowings)/liquid resources	(37.9)	—	(37.9)	30.9	(7.0)
Creditors including taxation	(129.0)	0.2	(128.8)	(86.5)	(215.3)
Minorities	(9.2)	—	(9.2)	(3.1)	(12.3)

	180.6	41.0	221.6	193.1	414.7

BOC Group share of assets (45 per cent)					186.6
Value of OSK retained by the Group (45 per cent)					(86.9)

Fair value of assets acquired					99.7

The following fair value adjustments were made to the book value of the assets and liabilities of the Air Liquide Japan business acquired:

Total
Adjustments
£ million

Valuations
Tangible fixed assets	40.8
Provisions	9.3
Alignment of accounting policies
Pension liabilities	(9.1)

41.0

Unrealised gain on disposal	£ million

Consideration, fair value of assets acquired	99.7
Net assets disposed	(106.2)

(6.5)
Negative goodwill credited on disposal of a subsidiary	14.7

Unrealised profit on disposal of a subsidiary	8.2

29.     Related party transactions
During the year, interest income of £13.8 million (2004: £7.3 million, 2003: £7.6 million) was received from the Cantarell joint venture in Mexico.
During the year, the Group was invoiced £45.9 million in respect of purchases of production plants from Linde BOC Process Plants in the US. At 30 September 2005, £1.9 million was payable in respect of these invoices. No material purchases were made in 2004 or 2003.
The Group had no other material related party transactions that might reasonably be expected to influence decisions made by the users of these accounts.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
30.     US accounting information

a)	Summary of differences between UK and US generally accepted accounting principles and other US accounting information
The financial statements of The BOC Group plc are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain significant respects from accounting principles generally accepted in the US (US GAAP).
Set out below is a summary of the more significant adjustments which would be required if US GAAP had been applied, together with reconciliations of net profit and shareholders’ funds from a UK GAAP to a US GAAP basis. Also presented on a US GAAP basis are a movement in shareholders’ funds, a consolidated cash flow statement, information on earnings per share, information on stock based compensation and details of recently issued US accounting pronouncements.
Goodwill and other intangible assets
Under UK GAAP, goodwill arising on acquisitions before 1998 accounted for under the purchase method has been eliminated against shareholders’ funds. Additionally, UK GAAP requires that on subsequent disposal or closure of a business, any goodwill previously taken directly to shareholders’ funds is then charged against income. The Group adopted FRS 10 in 1999, which requires goodwill on subsequent acquisitions to be capitalised and amortised over a period not exceeding 20 years.
Under UK GAAP the Group has recognised negative goodwill on certain acquisitions. Under US GAAP, the excess of the amounts assigned to the assets acquired and liabilities assumed over the acquisition cost is adjusted against the values of the acquired long-lived assets in accordance with SFAS 141. This does not result in a difference between the shareholders’ funds under UK GAAP and US GAAP, although there is a difference in the classification between tangible and intangible assets.
Under US GAAP (SFAS 142) goodwill continues to be capitalised, although no amortisation is charged to the income statement. Instead, an annual impairment test is carried out, with any identified impairment loss recorded in the income statement.
Other intangible assets with a finite life continue to be amortised under both UK and US GAAP. UK GAAP is highly prescriptive with regard to the recognition of intangible assets, although US GAAP rules result in the recognition of a greater amount of intangible assets. Therefore, differences arise in the classification of some intangible assets and goodwill between UK and US GAAP. Amortisation that has been charged against goodwill under UK GAAP is added back in the reconciliation to net income on a US GAAP basis.
The average life of other intangible assets is ten years and the annual amortisation charge under US GAAP is expected to be approximately £1 million.
Impairment of goodwill
Under UK GAAP, goodwill impairment reviews are carried out at the end of the first financial year following an acquisition, and also when an indicator of impairment exists. The impairment is measured by comparing the carrying value of the goodwill with the higher of the net realisable value and the value in use.
Under US GAAP, goodwill impairment reviews are also conducted when an indicator of impairment exists, in addition to an annual goodwill impairment test, as required by SFAS 142. The impairment is measured by comparing the carrying value of a reporting unit to its fair value. Where the carrying value is greater than the fair value, the impairment loss is based on the excess of the carrying value of goodwill in the reporting unit over the implied fair value of the goodwill.
Profit or loss on the partial disposal of Group companies
Under UK GAAP (UITF 31), gains on the partial disposal of Group companies involving non-monetary consideration are recorded in the statement of total recognised gains and losses. Under US GAAP, such gains and losses are recorded in the income statement.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Deferred tax
Under UK GAAP, full provision for deferred tax is recognised in the financial statements. Under US GAAP, deferred tax is recognised on a similar basis. In addition, however, US GAAP requires provision for deferred tax on the unremitted earnings of overseas businesses that are not deemed to be permanently reinvested. This is not permitted under UK GAAP except in respect of any dividends that have been accrued as receivable.
Revaluation of fixed assets
UK GAAP allowed for the periodic revaluation of land and buildings with depreciation then being calculated on the revalued amount. Any surplus or deficit (to the extent that the revaluation reserve was in surplus) on the revaluation was then taken directly to shareholders’ funds. With the Group’s adoption of FRS 15 in 2000, the Group no longer revalues fixed assets. Under US GAAP, revaluations of fixed assets are not permitted and, as a result, the reconciliation restates fixed assets to historical cost. The depreciation charge and any write downs of previously revalued assets are adjusted accordingly.
Impairment of tangible fixed assets
Under UK GAAP, a tangible fixed asset is reviewed for impairment if an indication exists that the asset may be impaired. If necessary, an impairment loss is recorded. A value in use calculation is carried out, based on discounted pre-tax future cash flows from the asset (or income generating unit to which the asset belongs).
Under US GAAP, a preliminary review of the tangible fixed asset is carried out using undiscounted future cash flows. If the undiscounted future cash flows are less than the asset’s carrying value, an impairment loss is required. The impairment loss will be calculated using discounted future cash flows, or the asset’s market value.
Under US GAAP, the reversal of previously recognised impairment losses is not permitted.
Provisions
Under UK GAAP, general requirements for liabilities and charges are contained in FRS 12 which states that provisions are made when a present obligation exists in respect of a past event, where it is probable that a transfer of economic benefits will be required and where the amount of the obligation can be reliably estimated. Under US GAAP the general requirements for loss contingencies of SFAS 5 require that, a provision is made when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. The UK GAAP policy is substantially the same as the US GAAP policy and no adjustment is required.
Restructuring costs
Under UK GAAP, when a decision has been taken to restructure, supported by a detailed formal plan and the creation of a valid expectation in those affected that the restructuring will take place, the necessary provisions are made for impairment of asset values together with severance and other costs.
Under US GAAP (SFAS 146), the requirements for charging restructuring costs to income are more prescriptive and all significant actions arising from the restructuring plan and their completion dates must be identified by the balance sheet date.
Pensions
For UK GAAP reporting (FRS 17 — Retirement benefits), the pension asset or liability in the balance sheet represents the difference between the market value of pension scheme assets at the balance sheet date and the present value of pension scheme liabilities at that date, net of deferred tax.
Under US GAAP (SFAS 87), plan assets are valued by reference to market-related value at the date of the financial statements. Liabilities are assessed using the rate of return obtainable on fixed or inflation-linked bonds.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
FRS 17 requires that past service costs are recognised in full in the period in which they become vested. SFAS 87 requires past service costs to be amortised over the remaining service lives of the employees to whom the amendments relate.
There is a significant difference in the treatment of actuarial gains and losses arising during the accounting period. UK GAAP recognises the actuarial gains and losses in full in the year in which they arise in the statement of total recognised gains and losses. Under US GAAP, the actuarial gains and losses which exceed ten per cent of the value of the assets or liabilities at the start of the accounting period are amortised over the remaining service lives of scheme members.
Where an additional minimum liability exists under US GAAP, (ie where the amount provided for any scheme does not cover the unfunded accumulated benefit obligation for that scheme), this must be recognised in the balance sheet under SFAS 87. The adjustment resulting from the recognition of an additional minimum liability is reported as an intangible asset to the extent of the unrecognised prior service cost, after eliminating amounts previously shown as a prepaid benefit cost. Any excess above these amounts is reported in comprehensive income.
Where surpluses exist in pension schemes under UK GAAP, a company should recognise the associated asset only to the extent that it is able to recover that surplus either through reduced contributions or through refunds from the scheme. Regulations in South Africa concerning surpluses (as set out in the Pension Funds Second Amendment Act 2001) specify that recognition of any surpluses in a retirement fund cannot be made by a company unless it is either as a result of a surplus apportionment exercise, or if a fund’s rules allow it. As a result, any surpluses in South Africa are not recognised under UK GAAP and are written off in the statement of total recognised gains and losses.
There is no specific requirement under US GAAP relating to the treatment of irrecoverable surpluses. As a result, the associated surplus is retained under US GAAP in line with SFAS 87.
Post retirement medical costs
For UK GAAP reporting (FRS 17 — Retirement benefits), the post retirement medical liability is discounted using the bond yield on suitable high quality corporate bonds, and disclosed net of related deferred tax.
For US GAAP (SFAS 106), the liabilities are assessed and discounted using the rates of return obtainable on high quality fixed income investments.
Differences between the UK and US GAAP figures arise largely from the treatment of actuarial gains and losses.
Securities investments
Under UK GAAP, current asset investments (of all types) are stated at the lower of cost and net realisable value. Fixed asset investments are stated at cost, or alternatively, at market value or at directors’ valuation.
Under US GAAP, securities which are determined to be ’available-for-sale’ are stated at fair value and any unrealised gains or losses included as a separate component of shareholders’ funds. The deferred tax consequences of unrealised gains or losses are also charged or credited to shareholders’ funds.
Contingent consideration
Under UK GAAP, contingent consideration is provided for as a liability when the likelihood of payment is considered to be probable.
Under US GAAP, contingent consideration is not recognised until the liability is determined beyond reasonable doubt. The elimination of contingent consideration for US GAAP purposes also impacts on the value of goodwill arising on acquisitions, therefore there is no net impact on shareholders’ funds.
Financial instruments
The Group enters into a number of currency swaps, interest rate swaps and forward foreign exchange contracts to hedge its exposure to currency and interest rate risks. Under UK GAAP, such instruments are shown at their carrying value.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Under US GAAP, these instruments are marked to market and any change in value is recognised in either the income statement or through comprehensive income in accordance with SFAS 133 depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction.
Accounting for swaps
Under UK GAAP, gains or losses on closing out interest rate swap contracts taken to hedge the Group’s fixed/floating interest rate position can be taken to profit immediately.
US GAAP requires any gain or loss to be deferred over the remaining hedge period.
Share of results and net assets of joint ventures and associates
The Group’s share of the results and net assets of its joint ventures and associates (as calculated under UK GAAP) is shown within fixed asset investments. For the purposes of the reconciliations set out below, the Group’s share of the results and net assets of its joint ventures and associates has been adjusted to recognise a difference in the method of reporting profits under US GAAP.
Leasing
Under US GAAP (EITF 01-8) certain arrangements with customers (modified or entered into since 1 October 2003) concerning the use of some items of the Group’s plant and machinery are deemed to contain leases. Where such arrangements qualify as finance leases under SFAS 13, an appropriate adjustment is made to net income and shareholders’ funds under US GAAP. UK GAAP does not contain this same requirement.
Sale and leaseback transactions
Under UK GAAP, any profit or loss on the sale and operating leaseback of fixed assets can generally be taken to profit immediately.
US GAAP requires any gain or loss to be deferred over the contract lease period.
Comprehensive income
Under US GAAP, SFAS 130 establishes requirements for the reporting of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Components of comprehensive income for the Group determined on a UK GAAP basis include profit for the financial year, pension actuarial gains and losses, and foreign currency translation gains and losses. Information regarding the Group’s foreign currency translation gains and losses is included in the statement of total recognised gains and losses under UK GAAP on page 40 of this document.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
b)     Selected financial information under US GAAP
In addition to the Group five year record on page 12 of the annual report and accounts, for SEC reporting the Group is required to disclose, on a US GAAP basis, certain key selected financial information under item 3.A.2. of form 20-F.

	2005	2004	2003	2002	2001
	£ million	£ million	£ million	£ million	£ million

Revenue	3,916.9	3,885.4	3,718.3	3,657.7	3,772.9
Net operating income	652.9	547.4	512.3	515.1	497.4
Net income	326.7	297.7	264.3	255.4	234.2
Total assets	5,241.7	5,333.2	5,046.2	5,126.9	5,118.5
Net assets	2,122.2	1,920.1	1,872.5	2,061.0	2,138.9

	2005	2004	2003	2002	2001
	pence	pence	pence	pence	pence

Earnings per share — basic	66.0	60.4	53.7	52.1	48.1
Earnings per share — diluted	65.8	60.3	53.6	51.9	47.9

	2005	2004	2003	2002	2001
	million	million	million	million	million

Weighted average ordinary shares — basic	495.0	493.0	492.5	490.4	486.9
Weighted average ordinary shares — diluted	496.6	493.8	492.7	492.2	488.6
c)     Income statement in US GAAP format
The Group profit and loss account on page 37 of this document complies with UK GAAP. For SEC reporting purposes this presentation would be considered ‘non GAAP’ and therefore disclosed below is the income statement which meets the SEC reporting format set forth in Item 10 of Regulation S-X. The financial numbers disclosed within the income statement below are prepared under UK GAAP.

	2005	2004	2003
	£ million	£ million	£ million

Revenue	3,754.7	3,885.4	3,718.3
Operating expenses
Payroll costs	(951.9)	(1,015.6)	(1,037.8)
Depreciation and amortisation	(301.9)	(324.0)	(333.4)
Other operating expenses	(1,848.8)	(2,060.9)	(1,908.5)

Total operating expenses	(3,102.6)	(3,400.5)	(3,279.7)

Net operating income	652.1	484.9	438.6
Other income, net	18.2	15.8	9.4
Net interest expense	(76.7)	(88.4)	(96.1)
Income taxes	(159.9)	(101.7)	(96.4)
Minority interests	(66.7)	(46.6)	(36.4)

Net income	367.0	264.0	219.1

Earnings per share — basic	74.1p	53.5p	44.5p
Earnings per share — diluted	73.9p	53.5p	44.5p

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
d)     Reconciliation of net profit

		2005	2004	2003
Years Ended 30 September	Notes	£ million	£ million	£ million

Net profit as reported in the Group profit and loss account under UK GAAP		367.0	264.0	219.1
Pensions		(0.8)	7.5	62.5
Post retirement medical costs		0.1	(2.4)	—
Revaluations realised on asset disposals		7.2	—	1.1
Depreciation of revalued fixed assets		0.5	0.2	0.1
Non-amortisation of goodwill under SFAS 142		12.6	14.0	13.9
Goodwill adjustment relating to disposals		(3.4)	—	—
Consolidation of variable interest entity under FIN 46		0.5	—	—
Amortisation of other intangibles		(0.6)	(0.5)	(0.5)
Unrealised profit on disposal of subsidiary		—	—	8.2
Other adjustments on profit on disposal of subsidiary	1	—	—	(20.7)
Share of results of joint ventures and associates		(3.5)	0.3	0.6
Termination of interest rate swaps		1.5	1.6	1.7
Financial and other derivative instruments		(1.1)	(15.7)	(2.8)
Adjustment on disposal of the US packaged gas business	2	(9.6)	39.9	—
ESOPs and other share options		(1.5)	3.5	1.7
Sale and leaseback		0.1	0.1	0.1
Restructuring provisions		1.0	—	—
Goodwill impairments		(16.3)	—	—
Taxation adjustments	3	(27.0)	(14.8)	(20.7)

Net income under US GAAP		326.7	297.7	264.3

(1)	The adjustment on profit of disposal of subsidiary of £(20.7) million in 2003 relates to differences relating to the combination of the Group’s Japanese gases business with part of Air Liquide Japan. It comprises £(11.7) million relating to the difference in the net book value of tangible assets and £(9.0) million relating to the difference in the net book value of intangible assets recognised in the Group’s Japanese business.

(2)	The adjustment on disposal of the US packaged gas business of £39.9 million in 2004 comprised £13.4 million relating to asset impairments, £19.9 million relating to goodwill and £6.6 million relating to restructuring provisions. In 2005, the adjustment relates to timing differences on restructuring provisions and expenses between UK GAAP and US GAAP.

(3)	During 2005 the deferred tax provision in respect of undistributed earnings of subsidiaries and joint ventures was reviewed. In connection with this, the amount of taxation adjustments includes a charge of £28.5 million (2004: £nil, 2003: £nil).

(4)	All net income arose from continuing operations.

	2005	2004	2003
Average Number of 25p Ordinary Shares	million	million	million

Basic	495.0	493.0	492.5
Diluted	496.6	493.8	492.7

	2005	2004	2003
	pence	pence	pence

Earnings per share
Basic	66.0	60.4	53.7
Diluted	65.8	60.3	53.6

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
e)     Reconciliation of shareholders’ funds

	2005	2004
At 30 September	£ million	£ million

Shareholders’ funds reported in the Group balance sheet under UK GAAP	1,942.0	1,675.3
UK minority interests	111.1	202.8

	2,053.1	1,878.1
Pensions	107.8	154.7
Post retirement medical costs	(16.8)	(12.2)
Revaluations of fixed assets	(30.3)	(36.8)
Goodwill previously charged to reserves	64.1	62.7
Non-amortisation of goodwill under SFAS 142	40.1	31.4
Amortisation of other intangibles	(1.1)	(1.0)
Interest rate swaps	(1.2)	(2.7)
Share of net assets of joint ventures and associates	14.1	17.6
Securities investments	—	7.3
Consolidation of variable interest entity under FIN 46	(12.8)	(29.7)
Goodwill on disposal of subsidiary	5.5	4.4
Fixed asset impairments	8.1	13.3
Restructuring provisions	4.0	6.5
Financial and other derivative instruments	(3.1)	(2.0)
Provision for executive share schemes	0.5	0.9
Sale and leaseback	(1.8)	(1.9)
Goodwill impairments	(16.3)	—
Deferred tax	6.2	10.2
Minority interests	(97.9)	(180.7)

Shareholders’ funds under US GAAP	2,122.2	1,920.1

f) Movements in shareholders’ funds on a US GAAP basis
Shareholders’ funds at 1 October	1,920.1	1,872.5
Net income for the year	326.7	297.7
Dividends	(204.1)	(197.3)
Shares issued	32.6	8.7
Movement in treasury stock	(4.2)	2.5
Pensions	(54.5)	53.3
Exchange adjustment	99.3	(98.1)
Other movements	6.3	(19.2)

Shareholders’ funds at 30 September	2,122.2	1,920.1

g)     Consolidated cash flow statement
The Group cash flow statement on page 39 of this document has been prepared in accordance with UK accounting standard FRS 1, the objectives and principles of which are similar to those set out in US accounting principle SFAS 95, Statement of Cash Flows. The principal differences between the standards relate to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.
Under FRS 1, cash flows are presented separately for: a) operating activities; b) dividends from joint ventures and associates; c) returns on investments and servicing of finance; d) tax paid; e) capital expenditure and financial investment; f) acquisitions and disposals; g) equity dividends paid; h) management of liquid resources; and i) financing. Under SFAS 95, however, only three categories of

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
cash flow activity are reported: a) operating activities; b) investing activities; and c) financing activities. Dividends from joint ventures and associates, cash flows from returns on investments and servicing of finance (excluding dividends paid to minorities) and tax paid under FRS 1 would be included in operating activities under SFAS 95; capital expenditure and acquisitions and disposals would be included in investing activities under SFAS 95; equity dividends would be included as a financing activity under SFAS 95.
Under FRS 1, cash is defined as cash in hand and deposits repayable on demand with any qualifying financial institution, less overdrafts from any qualifying financial institution repayable on demand. Under SFAS 95, cash is defined as cash in hand and deposits but also includes cash equivalents which are short-term, highly liquid investments. Generally only investments with original maturities of three months or less come within this definition.
Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under SFAS 95.

	2005	2004	2003
	£ million	£ million	£ million

Net cash provided by operating activities	577.7	673.5	562.4
Net cash used by investing activities	(235.2)	(45.2)	(389.2)
Net cash used by financing activities	(405.7)	(413.0)	(292.7)

Net (decrease)/increase in cash and cash equivalents	(63.2)	215.3	(119.5)
Cash and cash equivalents at 1 October	289.7	76.4	181.9
Exchange and other movements	(1.4)	(2.0)	14.0

Cash and cash equivalents at 30 September	225.1	289.7	76.4

h)     Stock-based compensation
For US reporting purposes the company applies APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in accounting for its share option plans.
Prior to 2005, by applying this statement, the employee share schemes were deemed non-compensatory since share options were granted at a discount of ten per cent to market price. Accordingly, grants under these schemes did not result in an expense under US GAAP. In 2005, share options under the company’s employee share schemes were granted at a discount of 20 per cent to the market price. Accordingly, they are deemed compensatory, which has resulted in a charge of £0.2 million (£0.1 million net of related tax) in 2005 (2004: £nil, 2003: £nil).
Grants of executive share options are made at the market price of the company’s shares at the time of grant and are therefore deemed non-compensatory.
The Long-Term Incentive Plan schemes are deemed compensatory and a charge is recognised when certain performance conditions are met. This has resulted in a charge of £6.1 million (£4.3 million net of related tax) in 2005 (2004: £nil, 2003: £nil).
If compensation cost for the Group’s share option plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Group’s net income under US GAAP would have been:

	2005	2004	2003
	£ million	£ million	£ million

Reported net income	326.7	297.7	264.3
Add stock compensation expense recognised in accordance with APB 25 (net of related tax)	4.4	—	—
Deduct stock compensation expense determined in accordance with SFAS 123 (net of related tax)	(9.7)	(5.7)	(7.1)

Pro forma net income	321.4	292.0	257.2

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	2005	2004	2003
	pence	pence	pence

Earnings per share:
Basic — as reported	66.0	60.4	53.7
Basic — pro forma	64.9	59.2	52.2

Diluted — as reported	65.8	60.3	53.6
Diluted — pro forma	64.7	59.1	52.2
The Black-Scholes model was used to measure the compensation expense under SFAS 123. The assumptions used for grants in 2005 included a dividend yield of 4.5 per cent (2004: 4.5 per cent, 2003: 4.5 per cent), expected share price volatility of 27.2 per cent (2004: 29.5 per cent, 2003: 30.6 per cent), a weighted average expected life of 4.9 years (2004: 4.9 years, 2003: 5.0 years) and a weighted average interest rate of 4.6 per cent (2004: 4.8 per cent, 2003: 4.0 per cent). The weighted average interest rate is based on UK Gilts on the date of grant with a maturity similar to the related options.
i)     Goodwill
For US reporting purposes the company applies SFAS 142 in accounting for goodwill. The changes in the carrying value of goodwill for the year ended 30 September 2005 are as follows:

		Industrial
	Process Gas	and Special	BOC	Afrox
	Solutions	Products	Edwards	Hospitals	Gist	Corporate	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 October	55.8	79.1	109.0	15.0	0.7	2.5	262.1
Acquired during year	1.0	2.6	—	0.5	5.1	—	9.2
Disposals during year	(0.6)	(15.7)	—	(14.5)	—	—	(30.8)
Impairments in year	—	—	(31.1)	—	—	—	(31.1)
Exchange adjustment	3.6	5.2	(0.2)	(1.0)	0.3	—	7.9

Balance at 30 September	59.8	71.2	77.7	—	6.1	2.5	217.3

Under US GAAP the fair values of the business for impairment testing purposes have been calculated using a discounted cash flow method. See note 2b) for further information.
j)     Operating leases — lessors
The following table provides information required in respect of owned assets which qualify as operating leases under SFAS 13.

£ million

At 30 September 2005
Gross book value	138.7
Accumulated depreciation	(81.1)

Net book value	57.6

£ million

Revenue recognised in 2005	31.2

Contractually receivable amounts:(1)
Year to 30 September 2006	32.5
Year to 30 September 2007	33.7
Year to 30 September 2008	30.8
Year to 30 September 2009	28.5
Year to 30 September 2010	27.3
Thereafter	4.1

Minimum future rentals	156.9

(1)	Contractually receivable amounts include amounts in respect of maintenance, safety and other operational costs.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
k)     Recently issued accounting pronouncements implemented in the year
EITF04 — 1 — Accounting for Pre-existing relationships between the Parties to a Business Combination
In October 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF issue 04 — 1. Issue 04 — 1 applies when two parties that have a pre-existing contractual relationship enter into a business combination. If it is determined that assets of an acquired entity are related to a pre-existing contractual relationship, thus requiring accounting separate from the business combination, management will evaluate whether the acquiring entity of the Group should recognise contractual relationships as assets separate from goodwill in that business combination. EITF 04 — 1 did not have a material impact on the Group’s results and financial position in the year.
l)     Recently issued accounting pronouncements not yet implemented
SFAS 151 — Inventory costs
SFAS 151 was issued in November 2004 and is effective for all inventory costs incurred during fiscal years beginning after 15 June 2005. This statement amends ARB 43 and requires all idle facility expense, excessive spoilage, double freight and re-handling costs to be recognised as current-period charges regardless of whether they meet the criterion of “so abnormal” (as previously stated in ARB 43). In addition, ARB 43 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Unallocated overheads are recognised as an expense in the period in which they are incurred. Management does not believe that this statement will have a material effect on the Group’s results and financial position under US GAAP in future periods.
SFAS 153 — Exchanges of non-monetary assets
SFAS 153 was issued in December 2004 and is effective for all non-monetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. This statement amends APB Opinion 29, which is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 provides a general exception for exchange transactions that do not have commercial substance — that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. Management does not believe that this statement will have a material effect on the Group’s results and financial position under US GAAP in future periods.
SFAS 123(R) — Share-based payment (revised 2004)
SFAS 123(R) was issued in December 2004 and is effective for the first annual reporting period that starts after 15 June 2005. It supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) is concerned with how to account for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The main effect of this revised standard is a move from an intrinsic value method to a fair value based method. It will therefore result in an additional charge relating to the fair value of share options in the Group’s income statement. Management does not believe that this will have a material effect on the Group’s results and financial position under US GAAP in future periods.
SFAS 154 — Accounting changes and error corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3
SFAS 154 was issued in May 2005 and is effective for fiscal years beginning after 15 December 2005. This statement replaces APB Opinion 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. This Statement requires voluntary changes in accounting principles to be reported via retrospective application, unless impracticable. Previous guidance given in APB Opinion 20 for reporting the correction of an error in previously issued financial statements or a change in accounting estimates is unchanged in SFAS 154. Management does not believe that this statement will have a material effect on the Group’s results and financial position under US GAAP in future periods.
FIN 47 — Accounting for conditional asset retirement obligations
FIN 47 was issued in August 2005 and is effective for fiscal years ending after 15 December 2005. This interpretation clarifies the term ‘conditional asset retirement obligation’ as used in SFAS 143, Accounting for asset retirement obligations. FIN 47 requires an entity to recognise a liability for the fair value of a

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognised when incurred — generally upon acquisition, construction, or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Management does not believe that this interpretation will have a material effect on the Group’s results and financial position under US GAAP in future periods.
m)     Other information
Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
GROUP UNDERTAKINGS
A list of the Group’s major operating undertakings, certain financing undertakings and undertakings in which the Group has a material interest is detailed below. All holdings shown are Ordinary shares. Undertakings are held either by The BOC Group plc directly (where indicated by*) or through other operating undertakings or through undertakings formed for the convenient holding of shares in certain subsidiaries, joint ventures or associates. The Group holding percentages shown below represent the ultimate interest of The BOC Group plc. All companies are incorporated and registered in the country in which they operate as listed below.

	Principal	Group
	Activity	Holding %

Aruba
BOC Gases Aruba NV	○	100

Australia
BOC Ltd(3)	█○♦	100
Elgas Ltd(5)	○	50

Bangladesh
BOC Bangladesh Ltd	○	60	*

Belgium
SA BOC Edwards NV	●	100

Bermuda
Priestley Company Ltd	♦	100
The Hydrogen Company of Paraguana Ltd	█	100

Brazil
BOC Edwards Brasil Ltda	●♦	100
BOC Gases do Brasil Ltda	█	100

Brunei
Brunei Oxygen Sdn Bhd(a),(5)	○	25

Canada
BOC Canada Ltd(3)	○	100
Hibon Inc	●	100

Chile
Compania de Hidrogeno de Talcahuano Ltda(5)	█	100
Indura S.A., Industria y Comercio(5)	█○	41

Colombia
Gases Industriales de Colombia SA(5)	█○	74

Czech Republic
BOC Edwards s.r.o	●	100
Gist Czech Republic s.r.o	►	100

England
BOC Edwards Chemical Management Europe Ltd	●	100	*
BOC Holdings(1),(3)	♦	100	*
BOC Ltd	█○●♦	100
BOC Netherlands Holdings Ltd	♦	100	*
BOC Overseas Finance Ltd	♦	100	*
Edwards High Vacuum International Ltd	●	100
Fluorogas Ltd	●	100	*
Gist Ltd	►	100
Leengate Welding Group Ltd	○	100
Welding Products Holdings Ltd	○♦	100	*

Fiji
BOC Fiji Ltd	○	90

France
Cryostar SAS	█	100
Edwards SAS	●	100
Hibon International SA	●	100
Hibon SAS	●	100
Société de Mécanique Magnétique	●	87

Germany
BOC Edwards GmbH	●	100
BOC Gase Deutschland GmbH	█	100
Wilhelm Klein GmbH	●	100

Guernsey
BOC No 1 Ltd	♦	100
BOC No 2 Ltd	♦	100

Hong Kong
Hong Kong Oxygen & Acetylene Co Ltd	█○	50
The BOC Group Ltd	♦	100

India
BOC India Ltd(5)	█○	55	*

Indonesia
PT BOC Gases Indonesia	█○	100
PT Gresik Gases Indonesia	█	90
PT Gresik Power Indonesia	█	90

Ireland
BOC Gases Ireland Ltd	█○	100
Priestley Dublin Reinsurance Company Ltd	♦	100

Italy
BOC Edwards SpA	●	100

Japan
BOC Japan Ltd	♦	99
BOC Edwards Japan Ltd	●	100
Japan Air Gases Ltd(5),(8)	█○●	44

Kenya
BOC Kenya Ltd	○	65

Korea
BOC Gases Korea Co Ltd	█	100
Songwon Edwards Ltd	●	97

Malawi
BOC Malawi Ltd(c)	○	42

Malaysia
Malaysian Oxygen Bhd(a),(4)	█○●	23
MOX Gases Sdn Bhd	○	23

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	Principal	Group
	Activity	Holding %

Mauritius
Les Gaz Industriels Ltee(b)	○	21

Mexico
BOC Gases de Mexico, SA de CV(5)	█	100
Compania de Nitrogeno de Cantarell, SA de CV(5),(9)	█	65

Mozambique
Petrogas Ltda	○	27

Namibia
IGL Properties (Pty) Ltd	○	56

Netherlands
BOC Edwards Pharmaceutical Systems BV	●	100
Gist BV	►	100
GVan Dongen Holding BV	►	100
The BOC Group BV(3)	♦	100

Netherlands Antilles
BOC Gases Curaçao NV	○	100

New Zealand
BOC Ltd(3)	█○	100
South Pacific Welding Group (NZ) Ltd	○	100

Nigeria
BOC Gases Nigeria plc	○	60

Pakistan
BOC Pakistan Ltd	█○	60	*

Papua New Guinea
BOC Papua New Guinea Pty Ltd	○	74

Peoples’ Republic of China
BOC (China) Holdings Co Ltd(3),(5)	█	100
BOC Gases (North) Co Ltd(5)	█	100
BOC Gases (Shanghai) Corporation Ltd(5)	█	100
BOC Gases (Suzhou) Co Ltd(5)	█	100
BOC Gases (Tianjin) Co Ltd(5)	█	100	*
BOC Gases (Wuhan) Co Ltd(5)	█	100
BOC TISCO Gases Co Ltd(5)	█	50	*
BOC Trading (Shanghai) Co Ltd(5)	●	100
Edwards Tianli (Beijing) Pharmaceutical Systems Co Ltd(5)	●	50
Maanshan BOC-Ma Steel Gases Co Ltd(5)	█	50
Nanjing BOC-YPC Gases Co Ltd(5)	█	50
Shanghai BOC Industrial Gases Co Ltd(5)	█	100	*

Philippines
Consolidated Industrial Gases Inc	█○●	100
Southern Industrial Gases Philippines Inc	○	100

Poland
BOC Gazy Sp. z o.o.	█○	98

Samoa
BOC Samoa Ltd	○	96

Singapore
BOC Gases Pte Ltd	♦	100	*
Singapore Oxygen Air Liquide Pte Ltd	█○●	50

Solomon Islands
BOC Gases Solomon Islands Ltd	○	100

South Africa
African Oxygen Ltd(3)	█○	56
Afrox Ltd	█○	56
BOC Edwards South Africa (Pty) Ltd	●	100
Life Healthcare Group (Pty) Ltd	□	11

Spain
Logistica Dotra S.L.(5)	►	100
Logistica van Trans S.L.(5)	►	100
Trans Fresca S.L.(5)	►	100

Switzerland
BOC AG	█	100

Taiwan
Asia Union Electronic Chemical Corporation(5)	●	50
BOC Edwards HTC Ltd	●	50
BOC Lienhwa Industrial Gases Co Ltd	█○●	50

Thailand
MIG Production Company Ltd	█	54
Thai Industrial Gases Public Co Ltd(3)	█○♦	99
TIG HyCO Ltd	█	99

United Arab Emirates
BOC Helium M.E. FZCO	○	100

US
BOC Americas(PGS), Inc	█	100
BOC Energy Services, Inc	█	100
BOC Global Helium, Inc	○	100
BOC Hydrogen, Inc	█	100
BOC, Inc	♦	100
Environmental Management Corporation	█	100
Linde BOC Process Plants LLC(a),(5)	█	30
The BOC Group, Inc(3)	█○●♦	100

US Virgin Islands
BOC Gases Virgin Islands Inc(5)	█	100

Venezuela
BOC Gases de Venezuela, C.A.	█○	100

Vietnam
North Vietnam Industrial Gases Ltd(5)	█	40

Zambia
BOC Gases Zambia plc(c)	○	39

Zimbabwe
BOC Zimbabwe (Pvt) Ltd	○	100

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

(1)	Unlimited company having share capital with registered office at the same address as The BOC Group plc.

(2)	Businesses where the Group percentage ownership is 50 per cent or less are accounted for as joint ventures, except as follows: (a) accounted for as associates, (b) accounted for as investment or (c) accounted for as subsidiary (controlled through partly owned intermediate undertaking). See also accounting policies on pages 43 to 46 of this document.

(3)	Group undertakings which made acquisitions or investments during the year.

(4)	Group holding for dividend purposes is 28 per cent.

(5)	Group undertakings with financial year ends other than 30 September.

(6)	The principal activity of each undertaking is indicated as follows:
█ Process Gas Solutions
○ Industrial and Special Products
● BOC Edwards
□ Afrox hospitals
► Gist
♦ Corporate/holding company

(7)	* Indicates where investment is held directly by The BOC Group plc.

(8)	BOC Japan Ltd holds 45 per cent of Japan Air Gases Ltd.

(9)	Accounted for as joint venture.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
SECTION B: IFRS RESTATEMENT OF BOC’S FINANCIAL INFORMATION FOR THE YEAR ENDED 30 SEPTEMBER 2005
The following has been extracted, without material adjustment, from the text of the unaudited restatement from UK GAAP to IFRS of the Group’s financial information for the year ended 30 September 2005
The BOC Group plc
Restatement of financial information under IFRS for the year ended 30 September 2005

1	Introduction
In accordance with a European Union (EU) regulation issued in 2002, The BOC Group plc is required to report its Group consolidated financial results from 1 October 2005 in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The first Report and Accounts under IFRS will be for the year ending 30 September 2006. The first interim results published under IFRS, in accordance with BOC’s accounting policies in Appendix two, will be for the quarter ended 31 December 2005, which will be reported on 8 February 2006.
The purpose of this statement is to present and explain the consolidated results for the Group restated from UK Generally Accepted Accounting Principles (UK GAAP) to IFRS for the year ended 30 September 2005. This information will form the basis of the Group’s IFRS comparative information for the 2006 results.
The Group will elect to take the US Securities and Exchange Commission exemption from providing a second year of IFRS comparatives for the year ending 30 September 2006. The Group’s transition date to IFRS is therefore 1 October 2004 (the ‘transition date’). No information on an IFRS basis will be available for periods before 1 October 2004.
The Group established an IFRS project team in 2003. This is overseen by a formal steering committee, which includes the Group finance director. There have been regular reports on progress to the audit committee and management board. A comprehensive training programme has been undertaken covering Group finance personnel worldwide. The Group’s auditors have been kept informed of the development of the IFRS project and the preparation and implementation of the new Group accounting policies.
In understanding the changes arising from the conversion to IFRS, it is important to note that IFRS does not affect the underlying economics of the business and has no strategic implications.
The overall effect of the changes under IFRS, compared to the results reported for the year ended 30 September 2005 under UK GAAP are as follows:

•	Basic earnings per share were 75.5p compared with 74.1p under UK GAAP. Basic earnings per share before exceptional and certain re-measurement items were 67.8p compared with 67.5p under UK GAAP.

•	Net assets at 30 September 2005 were £2,040.4 million compared with £2,053.1 million under UK GAAP.
The implementation of IFRS may, however, result in increased volatility in future reported results principally due to changes in the accounting for financial instruments and foreign exchange.
The IFRS financial information in this announcement is unaudited.

2	Basis of preparation
This statement has been prepared on the basis of all IFRS and International Financial Reporting Interpretation Committee (IFRIC) interpretations and on the assumption that those not yet adopted by the European Commission will be adopted unchanged. These are also the standards that are expected to apply to BOC’s Report and Accounts for the year ending 30 September 2006. If the European Commission does not adopt any of these standards, this may result in the need to change the basis of accounting or presentation for certain financial information from that presented in this document. It is possible therefore that further changes will be required to this information before it is published as comparative information in the Report and Accounts and for the quarterly results for the year ending 30 September 2006.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The Group has elected to adopt early the amendment to IAS 19 Employee Benefits — Actuarial Gains and Losses, Group Plans and Disclosures.
IFRS 1 exemptions
IFRS 1 contains the rules for first time adoption of IFRS and it permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS on transition. BOC’s position on the key IFRS exemptions is set out below:

•	Financial instruments — the Group has elected not to prepare comparative information in accordance with IAS 32 and IAS 39. These standards will apply to the Group from 1 October 2005, and the Group’s financial instruments for the year ended 30 September 2005 have been accounted for on the existing UK GAAP basis.

•	Business combinations — the Group has elected not to restate business combinations prior to the transition date.

•	Revaluation as deemed cost — any previous revaluation element of the carrying value of an item of property, plant and equipment is deemed to be part of the cost of the relevant asset.

•	Employee benefits — all cumulative actuarial gains and losses relating to pensions and other post retirement benefits have been recognised in full in equity at the transition date.

•	Cumulative translation differences — cumulative translation differences on foreign operations are deemed to be zero at the transition date. Any gains or losses on subsequent disposals of foreign operations will exclude foreign currency translation differences arising before 1 October 2004.

•	Share-based payments — IFRS 2 has an exemption for equity instruments such as share options granted before 7 November 2002, but the Group has elected to adopt full retrospective application of the standard (i.e. to apply it to The BOC Group plc share options granted before 7 November 2002 as well).

3	Presentation of financial information
The Group income statement and balance sheet formats are different under IAS 1 Presentation of Financial Statements, than under UK GAAP. In reconciling from UK GAAP to IFRS, the UK GAAP results have been adjusted for certain presentational changes to present the UK GAAP statements consistent with the IFRS format.
Segment reporting
Under IAS 14 Segment Reporting, the Group will expand the geographical segment information. The Asia/ Pacific segment as reported under UK GAAP will be split into Asia and South Pacific.
Presentation of joint ventures and associates
As permitted under IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures, BOC will continue to equity account for joint ventures and associates. Under IFRS the Group is required to show the results of joint ventures and associates on the face of the income statement as a component of the pre-tax results. These results are shown after interest and tax. This is a presentational change only and has no impact on earnings.
Group revenue as disclosed on the face of the income statement under IFRS relates to subsidiaries only, whereas under UK GAAP the share of revenue from joint ventures and associates was included. This is a presentational change only.
Exceptional and certain re-measurement items
Items, which have previously been classified as exceptional under UK GAAP, are reported in a separate column called ‘exceptional and certain re-measurement items’ under IFRS. During the year ended 30 September 2005 exceptional items under UK GAAP included profits on disposal of businesses, the costs of business restructuring and impairments of assets. Under IFRS for the year ended 30 September 2005, the impact of movements in exchange rates on non-permanent inter-company loans is also included under the

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
definition of exceptional and certain re-measurement items. Please refer to Appendix two for BOC’s policy on exceptional and certain re-measurement items.
Under IFRS, items that are disclosed as exceptional and certain re-measurement items are included under the relevant line items in the income statement to which they relate. This has resulted in the profit on disposal of businesses and fixed assets forming part of the GAAP operating profit under IFRS.
Presentation of non-GAAP information
BOC presents certain additional information in a non-GAAP format in order to give a better understanding of the underlying business performance. Where such non-GAAP information is provided, this is clearly indicated and the corresponding GAAP information is also given. The two additional components in arriving at non-GAAP information are as follows:
Adjusted results — results excluding exceptional and certain re-measurement items are denoted as “Adjusted” (please refer to the accounting policies section for BOC’s policy on exceptional and certain re-measurement items).
Joint ventures and associates — joint ventures and associates are important to the Group and its strategy. Their operations are closely related to those of the subsidiary companies. BOC will therefore provide additional information in respect of joint ventures and associates. Where measures are presented as ‘Group’ (e.g. Group operating profit) — this relates to subsidiaries only. Where measures are presented as ‘Total’ (e.g. Total adjusted operating profit) this also includes BOC’s share of that measure from joint ventures and associates. This is consistent with how BOC manages its businesses.
BOC has presented operating profit including its share of the operating profit of joint ventures and associates (Total operating profit) and revenue including its share of revenue of joint ventures and associates (Total revenue) as additional information below the income statement.
In order to reconcile the GAAP and non-GAAP measures, BOC has presented a reconciliation of the GAAP Group operating profit (after exceptional and certain re-measurement items) to Total adjusted operating profit (before exceptional and certain re-measurement items and including share of operating profit of joint ventures and associates) and a reconciliation of Group revenue (after exceptional and certain re-measurement items) to Total adjusted revenue (before exceptional and certain re-measurement items and including share of revenue of joint ventures and associates).

4	Explanation of IFRS adjustments
A summary of the significant differences between UK GAAP and IFRS for the Group is set out in detail below. For each difference, the implications on the income statement and balance sheet are explained briefly. Detailed accounting policies are shown in Appendix two.
a)     Goodwill
Principal difference
Under UK GAAP goodwill (positive and negative) arising on the acquisition of a business is capitalised on the balance sheet and amortised over its estimated useful economic life, which for BOC is generally up to a maximum period of 20 years. Under IFRS any positive goodwill arising must be capitalised, but not amortised, and instead is subject to a mandatory annual impairment test. Under IFRS negative goodwill is recognised immediately in the income statement. On transition to IFRS, positive goodwill capitalised on the balance sheet is no longer amortised from the transition date, and any negative goodwill has been included in equity at that date.
Under UK GAAP, goodwill on acquisitions before 30 September 1998 was taken to reserves and has not been reinstated on the balance sheet. Under IFRS, this goodwill remains eliminated against reserves, but unlike under UK GAAP will not be recycled in the income statement upon disposal of the relevant businesses.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
September 2005 full year income statement impact
The amortisation charge under UK GAAP has been reversed in the income statement under IFRS. Additionally, as a result of the non-amortisation of goodwill during the year ended 30 September 2005, the exceptional goodwill impairment charge under IFRS was £2.1 million higher than under UK GAAP.
The overall increase in profit for the year relating to the changes in the accounting for goodwill was £5.5 million.
Balance sheet impact
The IFRS adjustments to goodwill (including items relating to intangible assets covered under acquisitions prior to 30 September 2005 below) have resulted in an overall balance of goodwill of £140.2 million at 30 September 2005 under IFRS compared to £138.0 million under UK GAAP.
Negative goodwill relating to BOC’s joint venture companies, which has been reported as part of the Group’s share of net assets of joint ventures has been reversed. This has resulted in an increase of £46.0 million to share of net assets of joint ventures at 30 September 2005 (30 September 2004: £47.5 million).
b)     Share based payments
Principal difference
Under UK GAAP applicable for the year ended 30 September 2005, the cost of employee share options including executive options and the Long-Term Incentive Plan (but not options granted under employee Save As You Earn (‘SAYE’) schemes which are exempt from these UK GAAP accounting requirements) is calculated by reference to their intrinsic value. This is charged as an expense to the income statement over the performance period. This means that for share options granted at the market price, there is no income statement charge under UK GAAP. Under IFRS 2, the fair value of all options (including SAYE schemes) is calculated at the grant date, and is charged to the income statement over the vesting period of the options. The Group has applied IFRS 2 on a fully retrospective basis, not taking advantage of the option to apply IFRS 2 only to The BOC Group plc options granted after 7 November 2002.
September 2005 full year income statement impact
The impact of applying IFRS 2 has resulted in an additional charge of £5.7 million and an associated tax credit of £8.1 million. As explained in section f) taxation, the tax on share based payments may be volatile in future and could equally be a charge rather than a credit to income.
Overall this has led to an increase in profit for the year of £2.4 million.
Balance sheet impact
The pre-tax adjustment for IFRS in respect of share options was a net £3.3 million decrease in the accrued liability at 30 September 2005. Including the associated deferred tax the adjustment for share options resulted in a £17.0 million increase in net assets at 30 September 2005 (30 September 2004: £1.0 million increase).
c)     Pensions and other post retirement benefits
Principal difference
Under UK GAAP the Group has accounted for its defined benefit schemes under FRS 17 Retirement Benefits, which is similar to IAS 19 Employee benefits under IFRS. There are however several differences, which have resulted in changes to the overall net deficit position on the Group’s pension schemes.
Unlike FRS 17 where the deficit on the Group’s pension scheme is shown net of deferred tax, IAS 19 requires defined benefit pension deficits to be shown gross within non-current liabilities (surpluses to be shown within non-current assets) and the associated deferred tax assets to be shown separately within non-current assets (associated deferred tax liabilities to be shown separately within non-current liabilities).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The assets held in the pension scheme must be valued at bid price under IFRS as opposed to mid-market price under UK GAAP. IAS 19 also has an additional requirement to create a liability relating to the future administrative expenses of the pension schemes.
The Group has elected to adopt early the amendment to IAS 19 Employee benefits — Actuarial Gains and Losses, Group Plans and Disclosures. This means that the Group will continue to recognise actuarial gains and losses in full in the Statement of Recognised Income and Expense, which is consistent with the treatment of actuarial gains and losses under FRS 17.
September 2005 full year income statement impact
The impact of the changes from FRS 17 to IAS 19 has resulted in an overall reduction in the current service cost of £1.3 million, an increase in the expected return on assets by £2.8 million and an increase in the interest on pension scheme liabilities by £2.0 million.
Overall, including the tax effect of £0.5 million, there has been an increase in profit for the year of £1.6 million due to the changes in the pension scheme accounting under IFRS compared to UK GAAP.
Balance sheet impact
The most significant impact on the reporting of the Group’s defined benefit pension schemes position under IFRS is that the net deficit is presented gross of the deferred tax. This is a presentational only impact and whilst significant in size, does not represent an increase in the measurement of the deficit under IFRS compared to UK GAAP.
The net impact of all the pension accounting changes under IFRS, including the associated tax effects (presentational and measurement) at 30 September 2005 is to increase the reported retirement benefit asset by £48.0 million and to increase the reported retirement benefit obligation by £190.0 million.
The measurement changes relating to pensions accounting under IFRS led to an overall decrease in net assets of £30.2 million (30 September 2004: £30.7 million).
d)     Short-term employee benefits
The application of IAS 19 has resulted in changes to the accounting for certain short-term employee benefits compared to UK GAAP, particularly relating to the accrual of holiday pay in accordance with the principles of IAS 19.
September 2005 full year income statement impact
The adjustment in respect of short-term employee benefits has lead to a decrease in profit for the year of £1.3 million.
Balance sheet impact
The additional accrual required for short-term employee benefits at 30 September 2005 leads to a reduction in net assets compared to UK GAAP of £6.3 million (30 September 2004: £4.8 million).
e)     Foreign exchange
There are certain differences in the requirements of IAS 21 (The effects of changes in foreign exchange rates) compared to UK GAAP, particularly as it relates to intercompany funding which is not permanent in nature (i.e. loans for which settlement is planned or likely to occur in the foreseeable future).
September 2005 full year impact
This has resulted in a foreign exchange gain of £8.3 million being recognised in the income statement under IFRS for the year ended 30 September 2005.
The total impact on profit for the year (including the associated tax effect) was an increase of £5.0m.
There is no impact on the net assets of the Group.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
f)     Taxation
Principal difference
Under UK GAAP deferred tax is provided on timing differences, whilst under IAS 12 (Income taxes) the scope of deferred tax is wider, and deferred tax is provided on temporary differences. The principal areas of difference for BOC relate to deferred tax on assets which have been revalued for accounting purposes, but not for tax purposes, share options and on the unremitted earnings of subsidiaries, joint ventures and associates.
The effect of the change in presentation of joint ventures and associates in the income statement under IFRS means that the tax charge on the face of the income statement under IFRS excludes the share of taxation from joint ventures and associates.
Deferred tax relating to the defined benefit pension schemes is classified on the balance sheet as deferred tax under IFRS whereas under UK GAAP this is netted off against the net pension assets or liabilities (see ‘c) Pensions and other post retirement benefits’ above).
September 2005 full year income statement impact
The tax relating to joint ventures and associates, which is not included within the tax charge shown on the face of the income statement under IFRS for the year ended 30 September 2005, was £29.7 million. This is a presentational change only.
The most significant adjustment to the tax charge under IFRS relates to the tax effect of the adjustment for share based payments under IFRS 2, which results in a tax credit of £8.1 million. Given that this in part depends on the share price of The BOC Group plc at the reporting balance sheet date, this adjustment may equally give rise to a charge or a credit in future periods.
The effect of the IAS 12 changes above excluding the tax effect of the other IFRS adjustments has resulted in an additional charge, and a decrease in profit for the year of £6.8 million.
The net impact of the changes to IFRS including the tax effect of other IFRS adjustments and the effects of the changes to the accounting for tax under IAS 12 has resulted in an increase in the income tax charge of £3.9 million.
Balance sheet impact
The net effect of the changes to IFRS including the tax effect of all other IFRS adjustments (including those relating to pensions), and the effects of the changes to the accounting for deferred tax under IAS 12 on the balance sheet at 30 September 2005 are set out below. This includes the change in the presentation of deferred tax relating to the defined benefit pension schemes.
The £129.7 million reduction to deferred tax assets and the £88.9 million reduction to deferred tax liabilities represent a combination of the effect of the measurement changes to deferred tax under IAS 12 and the effect of offsetting deferred tax assets and liabilities in accordance with the Group’s accounting policy for taxation in Appendix two.
At 30 September 2005, there has been an increase to the reported deferred tax assets of £25.1 million and a decrease in the reported deferred tax liabilities of £57.7 million, as a result of all IFRS adjustments.
Excluding the deferred tax effect of other IFRS adjustments, the additional deferred tax provisions required by IAS 12 has lead to a reduction of £48.3 million in the Group’s net assets (30 September 2004: £43.1 million).
g)     Development costs
Under IAS 38 the Group has identified certain development costs (principally in the BOC Edwards’ line of business), which have been capitalised and are now amortised over their useful economic life. These costs had previously been expensed to the income statement in line with the Group’s policy under UK GAAP.
September 2005 full year income statement impact
The net impact of the changes in accounting for development costs has led to a reduction in the profit for the year of £0.4 million. This is included within the other column in the income statement adjustments.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Balance sheet impact
The 30 September 2005 balance sheet under IFRS includes capitalised development costs. This resulted in a £4.9 million increase in net assets at 30 September 2005 (30 September 2004: £5.4 million).
h)     Reclassifications and other differences
The following list describes the most significant of the other differences and reclassifications not covered in more detail above.
i)     Acquisitions prior to 30 September 2005
Principal difference
Under IFRS, a wider range of intangible assets is recognised, both internally generated intangible assets and also any relating to business combinations.
Whilst electing not to re-state business combinations prior to the transition date, under IFRS 3 the Group has been required to identify those intangible assets, which were internally generated and which formed part of the net assets of acquired businesses on an IFRS basis. This has resulted in a reclassification from goodwill into other intangible assets.
Under IFRS 3, the Group has identified additional intangible assets arising from acquisitions during 2005, which have formed part of goodwill under UK GAAP. These intangible assets have been capitalised and reclassified out of goodwill into other intangible assets on the balance sheet under IFRS and will be amortised over their useful economic lives.
September 2005 full year income statement impact
The changes to the accounting for intangible assets for acquisitions prior to 30 September 2005 has not had a material impact on earnings.
Balance sheet impact
£7.6 million of intangible assets at 30 September 2005 were reclassified out of goodwill under UK GAAP and into intangible assets under IFRS (the impact at 30 September 2004 was not material).
ii)     Profit on disposal of subsidiary
In March 2005 the Group’s South African subsidiary African Oxygen Limited (AOL) disposed of its majority shareholding in Afrox Healthcare Limited (AHL). The exceptional pre-tax profit on disposal under IFRS is higher by £4.2 million principally as a result of differences in the treatment of goodwill, share based payments and cumulative translation differences.
iii)     Software
Under UK GAAP capitalised software is treated as a tangible fixed asset. IAS 38 considers capitalised software to be an intangible fixed asset. At 30 September 2005, this resulted in a balance sheet reclassification of £68.8 million out of tangible fixed assets into intangible fixed assets.
iv)     Leases of land and buildings
Under IAS 17, leases that contain both land and buildings components must be split into their separate components and considered separately for their determination as either operating or finance leases. Furthermore certain up front payments to acquire leasehold land which have been capitalised and treated as part of tangible fixed assets and depreciated over the life of the lease have been reclassified as current and non-current assets under IFRS.
This has not resulted in any material changes compared to UK GAAP.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
v)     Provisions
Under IFRS the Group is required to analyse provisions between current and non-current — this has resulted in a balance sheet reclassification of £30.4 million into current provisions under IFRS at 30 September 2005.
The changes under IFRS have not resulted in any material changes to the measurement of any provisions as reported under UK GAAP.
vi)     Investment property
Under IFRS the Group is required to show investment property on the face of the balance sheet, as opposed to being reported as a separate component of tangible fixed assets under UK GAAP. BOC follows the cost model allowed by IAS 40 for accounting for investment property. The value of such property reclassified on the balance sheet at 30 September 2005 was £11.1 million.
vii)     Cash flow adjustments
Under IAS 7 the Group has included bank overdrafts and certain highly liquid investments in the definition of cash and cash equivalents. The decrease in net cash and cash equivalents is £30.1 million under IFRS as opposed to a decrease in net cash of £50.2 million under UK GAAP. The format of the cash flow statement is different under IFRS compared to UK GAAP.
viii)     Presentation of interest in the income statement
Under UK GAAP BOC presented separately on the face of the income statement:

•	Interest on net debt

•	Interest on pension scheme liabilities and

•	Expected return on pension scheme assets
Under IFRS, BOC will present on the face of the income statement:

•	Finance costs

•	Finance income and

•	Net finance income from pensions
This is a presentational change only and BOC will provide further analysis where appropriate.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

4.1	Reconciliation of profit for the year ended 30 September 2005
The transition to IFRS had the following impact on profit for the year ended 30 September 2005:

	UK GAAP in IFRS Format				IFRS Restated

	Before		After		Before		After
	Exceptional and	Exceptional and	Exceptional and		Exceptional and	Exceptional and	Exceptional and
	Certain	Certain	Certain		Certain	Certain	Certain
	Re-measurement	Re-measurement	Re-measurement	IFRS	Re-measurement	Re-measurement	Re-measurement
	Items	Items	Items	Adjustments	Items	Items	Items
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Group revenue	3,754.7	—	3,754.7	—	3,754.7	—	3,754.7

Restructuring	—	(20.7)	(20.7)	(2.1)	—	(22.8)	(22.8)
Profit on disposal of business	—	98.1	98.1	4.2	—	102.3	102.3
Profit on disposal of investments	—	10.5	10.5	—	—	10.5	10.5
Cost of sales and other net operating expenses	(3,318.1)	—	(3,318.1)	3.9	(3,314.2)	—	(3,314.2)

Group operating profit	436.6	87.9	524.5	6.0	440.5	90.0	530.5
Finance costs	(81.9)	—	(81.9)	8.3	(81.9)	8.3	(73.6)
Finance income	34.3	—	34.3	—	34.3	—	34.3
Net finance income from pensions	18.4	—	18.4	0.8	19.2	—	19.2
Share of post tax profits of joint ventures and associates	68.6	—	68.6	(1.9)	66.7	—	66.7

Profit before taxation	476.0	87.9	563.9	13.2	478.8	98.3	577.1
Taxation	(101.8)	(28.4)	(130.2)	(3.9)	(102.3)	(31.8)	(134.1)

Profit for the year	374.2	59.5	433.7	9.3	376.5	66.5	443.0

Profit attributable to equity shareholders	334.2	32.8	367.0	6.8	335.7	38.1	373.8
Profit attributable to minority interests	40.0	26.7	66.7	2.5	40.8	28.4	69.2

Profit for the year	374.2	59.5	433.7	9.3	376.5	66.5	443.0

Earnings per share
— basic			74.1p				75.5p
— diluted			73.9p				75.3p

Revenue including share of joint ventures and associates	4,605.0	—	4,605.0	—	4,605.0	—	4,605.0
Operating profit including share of joint ventures and associates	564.2	87.9	652.1	4.1	566.2	90.0	656.2

Refer to appendix one for quarterly results on an IFRS basis.
The reconciliation on page 121 of this document provides additional information regarding the IFRS adjustments.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Reconciliation of profit for the year ended 30 September 2005 — analysis of IFRS adjustments

				Short-
				term
		Share Based		Employee	Foreign			Total IFRS
	Goodwill	Payments	Pensions	Benefits	Exchange	Taxation	Other	Adjustments
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Group revenue	—	—	—	—	—	—	—	—

Restructuring	(2.1)	—	—	—	—	—	—	(2.1)
Profit on disposal of business	(0.5)	0.5	—	—	—	—	4.2	4.2
Profit on disposal of investments	—	—	—	—	—	—	—	—
Cost of sales and other net operating expenses	12.2	(6.2)	1.3	(1.9)	—	—	(1.5)	3.9

Group operating profit	9.6	(5.7)	1.3	(1.9)	—	—	2.7	6.0

Finance costs	—	—	—	—	8.3	—	—	8.3
Finance income	—	—	—	—	—	—	—	—
Net finance income from pensions	—	—	0.8	—	—	—	—	0.8
Share of post tax profits of joint ventures and associates	(1.9)	—	—	—	—	—	—	(1.9)

Profit before taxation	7.7	(5.7)	2.1	(1.9)	8.3	—	2.7	13.2
Taxation	(2.2)	8.1	(0.5)	0.6	(3.3)	(6.8)	0.2	(3.9)

Profit for the year	5.5	2.4	1.6	(1.3)	5.0	(6.8)	2.9	9.3

Profit attributable to equity shareholders	5.5	2.4	0.6	(1.3)	5.0	(6.8)	1.4	6.8
Profit attributable to minority interests	—	—	1.0	—	—	—	1.5	2.5

Profit for the year	5.5	2.4	1.6	(1.3)	5.0	(6.8)	2.9	9.3

4.2	Reconciliation of equity at 1 October 2004
The transition to IFRS had the following impact on equity at 1 October 2004 (transition date):

1 Oct 2004
£ million

Total capital and reserves — UK GAAP	1,878.1
IFRS measurement adjustments:
Goodwill	47.5
Share based payments	1.0
Pensions	(30.7)
Short-term employee benefits	(4.8)
Development costs	5.4
Deferred taxation	(43.1)
Other	(6.6)

Total IFRS adjustments	(31.3)

Total equity — IFRS restated	1,846.8

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

4.3	Reconciliation of balance sheet and equity at 30 September 2005
The transition to IFRS had the following impact on the balance sheet and equity at 30 September 2005:

	UK GAAP in	IFRS	IFRS
	IFRS Format	Adjustments	Restated
	£ million	£ million	£ million

Non-current assets:
Goodwill	138.0	2.2	140.2
Intangible assets	4.6	83.9	88.5
Property, plant and equipment	2,628.8	(79.0)	2,549.8
Investment property	11.1	—	11.1
Investment in joint ventures and associates	599.3	35.9	635.2
Other investments	14.6	—	14.6
Other receivables	10.7	7.7	18.4
Retirement benefit assets	88.7	48.0	136.7
Deferred tax assets	6.3	25.1	31.4

	3,502.1	123.8	3,625.9

Current assets:
Inventories	306.3	—	306.3
Trade and other receivables	710.4	0.1	710.5
Other current asset investments	16.4	—	16.4
Cash at bank and in hand	191.0	—	191.0

	1,224.1	0.1	1,224.2

Total assets	4,726.2	123.9	4,850.1

Current liabilities:
Borrowings and finance leases	(259.2)	—	(259.2)
Trade and other payables	(743.8)	2.7	(741.1)
Provisions	—	(30.4)	(30.4)
Current tax liabilities	(154.5)	0.1	(154.4)

	(1,157.5)	(27.6)	(1,185.1)

Net current assets	66.6	(27.5)	39.1

Total assets less current liabilities	3,568.7	96.3	3,665.0

Non-current liabilities:
Borrowings and finance leases	(771.5)	—	(771.5)
Other payables	(30.8)	(5.0)	(35.8)
Provisions	(118.9)	28.3	(90.6)
Retirement benefit obligations	(352.5)	(190.0)	(542.5)
Deferred tax liabilities	(241.9)	57.7	(184.2)

	(1,515.6)	(109.0)	(1,624.6)

Net assets	2,053.1	(12.7)	2,040.4

Total shareholders’ equity	1,942.0	(11.9)	1,930.1
Minority interest in equity	111.1	(0.8)	110.3

Total equity	2,053.1	(12.7)	2,040.4

The reconciliation on page 123 of this document provides additional information regarding the IFRS adjustments.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Reconciliation of balance sheet at 30 September 2005 — analysis of IFRS adjustments

				Short-term			Leases of
		Share Based		Employee	Software	Development	Land	Taxation	Other	Total IFRS
	Goodwill	Payments	Pensions	Benefits	Reclassification	Costs	and Buildings	£	Adjustments	Adjustments
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	million	£ million	£ million

Non-current assets:
Goodwill	9.8	—	—	—	—	—	—	—	(7.6)	2.2
Intangible assets	—	—	—	—	68.8	7.2	—	—	7.9	83.9
Property, plant and equipment	—	—	—	—	(68.8)	—	(9.7)	—	(0.5)	(79.0)
Investment property	—	—	—	—	—	—	—	—	—	—
Investment in joint ventures and associates	46.0	—	—	(1.0)	—	—	(0.3)	(7.6)	(1.2)	35.9
Other investments	—	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	8.0	—	(0.3)	7.7
Retirement benefit assets	—	—	48.0	—	—	—	—	—	—	48.0
Deferred tax assets	—	13.1	142.1	1.6	—	(2.0)	—	(129.7)	—	25.1

	55.8	13.1	190.1	0.6	—	5.2	(2.0)	(137.3)	(1.7)	123.8

Current assets:
Inventories	—	—	—	—	—	—	—	—	—	—
Trade and other receivables	—	—	—	—	—	—	0.1	—	—	0.1
Other current asset investments	—	—	—	—	—	—	—	—	—	—
Cash at bank and in hand	—	—	—	—	—	—	—	—	—	—

	—	—	—	—	—	—	0.1	—	—	0.1

Total assets	55.8	13.1	190.1	0.6	—	5.2	(1.9)	(137.3)	(1.7)	123.9

Current liabilities:
Borrowings and finance leases	—	—	—	—	—	—	—	—	—	—
Trade and other payables	—	4.4	—	(3.3)	—	—	—	—	1.6	2.7
Provisions	—	—	—	—	—	—	—	—	(30.4)	(30.4)
Current tax liabilities	—	—	—	—	—	—	—	0.1	—	0.1

	—	4.4	—	(3.3)	—	—	—	0.1	(28.8)	(27.6)

Net current assets	—	4.4	—	(3.3)	—	—	0.1	0.1	(28.8)	(27.5)

Total assets less current liabilities	55.8	17.5	190.1	(2.7)	—	5.2	(1.9)	(137.2)	(30.5)	96.3

Non-current liabilities:
Borrowings and finance leases	—	—	—	—	—	—	—	—	—	—
Other payables	—	(1.1)	—	(4.4)	—	—	—	—	0.5	(5.0)
Provisions	—	—	—	—	—	—	—	—	28.3	28.3
Retirement benefit obligation	—	—	(190.0)	—	—	—	—	—	—	(190.0)
Deferred tax liabilities	(2.3)	0.6	(30.3)	0.8	—	(0.3)	—	88.9	0.3	57.7

	(2.3)	(0.5)	(220.3)	(3.6)	—	(0.3)	—	88.9	29.1	(109.0)

Net assets	53.5	17.0	(30.2)	(6.3)	—	4.9	(1.9)	(48.3)	(1.4)	(12.7)

Total shareholders’ equity	53.5	17.2	(30.2)	(6.0)	—	4.9	(1.7)	(48.1)	(1.5)	(11.9)
Minority interest in equity	—	(0.2)	—	(0.3)	—	—	(0.2)	(0.2)	0.1	(0.8)

Total equity	53.5	17.0	(30.2)	(6.3)	—	4.9	(1.9)	(48.3)	(1.4)	(12.7)

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

4.4	Reconciliation of cash flow for the year ended 30 September 2005
The transition to IFRS had the following impact on the cash flow statement for the year ended 30 September 2005:

	UK GAAP in	IFRS	IFRS
	IFRS Format	Adjustments	Restated
	£ million	£ million	£ million

Profit before taxation	563.9	13.2	577.1
Adjusted for:
Finance costs	81.9	(8.3)	73.6
Finance income	(34.3)	—	(34.3)
Net finance income from pensions	(18.4)	(0.8)	(19.2)
Exceptional operating items	(87.9)	(2.1)	(90.0)
Depreciation and amortisation	301.9	(10.8)	291.1
Net retirement benefits charge less contributions	(14.4)	(1.3)	(15.7)
Share of profit after tax of joint ventures and associates	(68.6)	1.9	(66.7)
Changes in working capital and other items	(41.7)	7.4	(34.3)
Exceptional cash flows	(16.9)	—	(16.9)
Dividends from joint ventures and associates	51.1	—	51.1
Tax paid	(118.4)	—	(118.4)

Net cash flow from operating activities	598.2	(0.8)	597.4

Purchases of property, plant and equipment	(353.0)	21.2	(331.8)
Sales of property, plant and equipment	22.6	0.8	23.4
Purchases of intangible fixed assets	(0.6)	(22.7)	(23.3)
Net sales/(purchases) of current asset investments	4.7	—	4.7
Net sales/(purchases) of trade and other investments	26.6	—	26.6
Acquisition of businesses	(54.8)	—	(54.8)
Disposal of businesses	200.8	—	200.8
Receipt from capital restructuring of joint venture	17.0	—	17.0
Investments in joint ventures and associates	(45.5)	—	(45.5)
Divestments/repayments from joint ventures and associates	11.3	—	11.3

Net cash flow from investing activities	(170.9)	(0.7)	(171.6)

Interest paid	(83.8)	—	(83.8)
Interest received	18.6	—	18.6
Dividends paid to minorities in subsidiaries	(66.4)	—	(66.4)
Equity dividends paid	(204.1)	—	(204.1)
Issues of shares	9.6	—	9.6
Net repayment of debt	(131.3)	1.5	(129.8)

Net cash flow from financing activities	(457.4)	1.5	(455.9)

Net decrease in cash and cash equivalents	(30.1)	—	(30.1)
Cash and cash equivalents at start of year	224.6	—	224.6
Exchange	(12.4)	—	(12.4)

Cash and cash equivalents at end of year	182.1	—	182.1

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

4.5	Reconciliation of segment information for the year ended 30 September 2005
The transition to IFRS had the following impact on the segment information for the year ended 30 September 2005:
Analysis by business segment:

	UK GAAP in	IFRS	IFRS
	IFRS Format	Adjustments	Restated
	£ million	£ million	£ million

Group revenue:
Process Gas Solutions	1,126.7	—	1,126.7
Industrial and Special Products	1,469.2	—	1,469.2
BOC Edwards	625.5	—	625.5
Afrox hospitals	217.4	—	217.4
Gist	315.9	—	315.9

	3,754.7	—	3,754.7

Group operating profit:
Process Gas Solutions	153.7	1.3	155.0
Industrial and Special Products	281.0	0.4	281.4
BOC Edwards	(14.7)	0.9	(13.8)
Afrox hospitals	112.2	4.0	116.2
Gist	24.5	0.1	24.6
Corporate	(32.2)	(0.7)	(32.9)

	524.5	6.0	530.5

Total adjusted operating profit:
Process Gas Solutions	207.2	(0.6)	206.6
Industrial and Special Products	289.4	0.3	289.7
BOC Edwards	38.1	3.0	41.1
Afrox hospitals	37.2	(0.1)	37.1
Gist	24.5	0.1	24.6
Corporate	(32.2)	(0.7)	(32.9)

	564.2	2.0	566.2

Appendix one includes quarterly IFRS segment information.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Analysis by geographical segment:

	UK GAAP in	IFRS	IFRS
	IFRS Format	Adjustments	Restated
	£ million	£ million	£ million

Group revenue:
Europe	1,300.8	—	1,300.8
Americas	1,040.4	—	1,040.4
Africa	528.3	—	528.3
Asia	455.1	—	455.1
South Pacific	430.1	—	430.1

	3,754.7	—	3,754.7

Group operating profit:
Europe	138.6	3.8	142.4
Americas	80.3	0.5	80.8
Africa	166.0	3.4	169.4
Asia	56.4	(0.8)	55.6
South Pacific	83.2	(0.9)	82.3

	524.5	6.0	530.5

Total adjusted operating profit:
Europe	143.7	4.3	148.0
Americas	100.0	0.2	100.2
Africa	91.3	(0.6)	90.7
Asia	136.0	(0.8)	135.2
South Pacific	93.2	(1.1)	92.1

	564.2	2.0	566.2

Appendix one includes quarterly IFRS segment information.

4.6	Impact of IAS 32 and IAS 39
BOC has chosen to apply IAS 32 and IAS 39 and the transitional provisions of IFRS 1 relating to financial instruments from 1 October 2005.
Impact of IAS 39 on total equity at 1 October 2005
The following table shows the summary effect of applying IAS 32 and IAS 39 at 1 October 2005:

1 Oct 2005
£ million

Total equity under IFRS excluding IAS 32 and IAS 39	2,040.4
Impact of IAS 39 transitional adjustment	0.2

Total equity including IAS 32 and IAS 39	2,040.6

The £0.2 million adjustment relates principally to the recognition of financial instruments and derivatives at their appropriate fair values and the impact of fair valuing certain fixed asset investments.
The requirements of IAS 39 may lead to additional volatility in future reported results arising from fair value movements in derivative and other financial instruments not in effective hedging relationships including movements relating to embedded derivatives principally arising in some of the Group’s long term gas supply contracts. There will also be some ineffectiveness arising primarily on instruments in hedging relationships due to differences between movements in hedged items and the associated instruments.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Balance sheet presentation of borrowings under IFRS
From 1 October 2005, principally under the requirements of IAS 32 and IAS 39, the presentation of the Group’s borrowings, cash and certain related items will be different compared to previous UK GAAP. The principal differences include:

•	certain of the Group’s cash pooling arrangements (where there is no legally enforceable right to offset and there is no intention to settle on a net basis) presented net under previous UK GAAP will be shown gross under IAS 32

•	accrued interest on financial assets and liabilities will form part of the value of borrowings

•	certain borrowings forming part of fair value hedge relationships will be held at an adjusted present value which will differ from the amortised cost value under previous UK GAAP
The impact on the balance sheet at 1 October 2005 would be to increase the Group’s reported gross borrowings by approximately £140 million, of which approximately £100 million relates to cash in cash pooling arrangements, £30 million to accrued interest on financial assets and liabilities and £10 million to measurement adjustments under IAS 39. The Group’s reported cash will correspondingly increase by £100 million.
Please refer to the accounting policies section in Appendix two for information regarding the Group’s accounting policies for financial instruments.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

5	Appendix one — quarterly information

5.1	IFRS profit by quarter for the year ended 30 September 2005
3 months to 31 December 2004

	UK GAAP in IFRS Format				IFRS Restated
	3 Months to 31 Dec 2004				3 Months to 31 Dec 2004

	Before		After		Before		After
	Exceptional	Exceptional	Exceptional		Exceptional	Exceptional	Exceptional
	and Certain	and Certain	and Certain		and Certain	and Certain	and Certain
	Re-	Re-	Re-		Re-	Re-	Re-
	measurement	measurement	measurement	IFRS	measurement	measurement	measurement
	Items	Items	Items	Adjustments	Items	Items	Items
	£million	£million	£million	£million	£million	£million	£million

Group revenue	980.6	—	980.6	—	980.6	—	980.6

Restructuring	—	—	—	—	—	—	—
Profit on disposal of business	—	—	—	—	—	—	—
Profit on disposal of investments	—	—	—	—	—	—	—
Cost of sales and other net operating expenses	(863.0)	—	(863.0)	1.7	(861.3)	—	(861.3)

Group operating profit	117.6	—	117.6	1.7	119.3	—	119.3
Finance costs	(18.2)	—	(18.2)	(0.3)	(18.2)	(0.3)	(18.5)
Finance income	6.7	—	6.7	—	6.7	—	6.7
Net finance income from pensions	4.6	—	4.6	0.3	4.9	—	4.9
Share of post tax profits of joint ventures and associates	15.1	—	15.1	(0.5)	14.6	—	14.6

Profit before taxation	125.8	—	125.8	1.2	127.3	(0.3)	127.0
Taxation	(32.1)	—	(32.1)	(0.4)	(32.4)	(0.1)	(32.5)

Profit for the period	93.7	—	93.7	0.8	94.9	(0.4)	94.5

Profit attributable to equity shareholders	81.4	—	81.4	0.9	82.7	(0.4)	82.3
Profit attributable to minority interests	12.3	—	12.3	(0.1)	12.2	—	12.2

Profit for the period	93.7	—	93.7	0.8	94.9	(0.4)	94.5

Earnings per share
— basic			16.5p				16.7p
— diluted			16.5p				16.7p

Revenue including share of joint ventures and associates	1,179.3	—	1,179.3	—	1,179.3	—	1,179.3
Operating profit including share of joint ventures and associates	146.3	—	146.3	1.2	147.5	—	147.5

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
3 months to 31 March 2005

	UK GAAP in IFRS Format				IFRS Restated
	3 Months to 31 Mar 2005				3 Months to 31 Mar 2005

	Before		After		Before		After
	Exceptional	Exceptional	Exceptional		Exceptional	Exceptional	Exceptional
	and Certain	and Certain	and Certain		and Certain	and Certain	and Certain
	Re-	Re-	Re-		Re-	Re-	Re-
	measurement	measurement	measurement	IFRS	measurement	measurement	measurement
	Items	Items	Items	Adjustments	Items	Items	Items
	£million	£million	£million	£million	£million	£million	£million

Group revenue	968.1	—	968.1	—	968.1	—	968.1

Restructuring	—	—	—	—	—	—	—
Profit on disposal of business	—	86.8	86.8	4.3	—	91.1	91.1
Profit on disposal of investments	—	10.5	10.5	—	—	10.5	10.5
Cost of sales and other net operating expenses	(853.0)	—	(853.0)	(0.8)	(853.8)	—	(853.8)

Group operating profit	115.1	97.3	212.4	3.5	114.3	101.6	215.9
Finance costs	(20.8)	—	(20.8)	2.6	(20.8)	2.6	(18.2)
Finance income	8.7	—	8.7	—	8.7	—	8.7
Net finance income from pensions	4.5	—	4.5	0.3	4.8	—	4.8
Share of post tax profits of joint ventures and associates	16.2	—	16.2	(0.4)	15.8	—	15.8

Profit before taxation	123.7	97.3	221.0	6.0	122.8	104.2	227.0
Taxation	(25.7)	(31.9)	(57.6)	14.5	(25.5)	(17.6)	(43.1)

Profit for the period	98.0	65.4	163.4	20.5	97.3	86.6	183.9

Profit attributable to equity shareholders	83.8	38.2	122.0	11.8	83.2	50.6	133.8
Profit attributable to minority interests	14.2	27.2	41.4	8.7	14.1	36.0	50.1

Profit for the period	98.0	65.4	163.4	20.5	97.3	86.6	183.9

Earnings per share
— basic			24.7p				27.0p
— diluted			24.6p				26.9p

Revenue including share of joint ventures and associates	1,151.9	—	1,151.9	—	1,151.9	—	1,151.9
Operating profit including share of joint ventures and associates	144.8	97.3	242.1	3.1	143.6	101.6	245.2

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
3 months to 30 June 2005

	UK GAAP in IFRS Format				IFRS Restated
	3 Months to 30 Jun 2005				3 Months to 30 Jun 2005

	Before		After		Before		After
	Exceptional	Exceptional	Exceptional		Exceptional	Exceptional	Exceptional
	and Certain	and Certain	and Certain		and Certain	and Certain	and Certain
	Re-	Re-	Re-		Re-	Re-	Re-
	measurement	measurement	measurement	IFRS	measurement	measurement	measurement
	Items	Items	Items	Adjustments	Items	Items	Items
	£million	£million	£million	£million	£million	£million	£million

Group revenue	871.2	—	871.2	—	871.2	—	871.2

Restructuring	—	(8.1)	(8.1)	—	—	(8.1)	(8.1)
Profit on disposal of business	—	—	—	(0.1)	—	(0.1)	(0.1)
Profit on disposal of investments	—	—	—	—	—	—	—
Cost of sales and other net operating expenses	(770.8)	—	(770.8)	2.0	(768.8)	—	(768.8)

Group operating profit	100.4	(8.1)	92.3	1.9	102.4	(8.2)	94.2
Finance costs	(20.8)	—	(20.8)	1.9	(20.8)	1.9	(18.9)
Finance income	10.5	—	10.5	—	10.5	—	10.5
Net finance income from pensions	4.6	—	4.6	—	4.6	—	4.6
Share of post tax profits of joint ventures and associates	16.7	—	16.7	(0.4)	16.3	—	16.3

Profit before taxation	111.4	(8.1)	103.3	3.4	113.0	(6.3)	106.7
Taxation	(24.6)	2.2	(22.4)	(16.4)	(25.2)	(13.6)	(38.8)

Profit for the period	86.8	(5.9)	80.9	(13.0)	87.8	(19.9)	67.9

Profit attributable to equity shareholders	81.0	(5.9)	75.1	(7.0)	80.9	(12.8)	68.1
Profit attributable to minority interests	5.8	—	5.8	(6.0)	6.9	(7.1)	(0.2)

Profit for the period	86.8	(5.9)	80.9	(13.0)	87.8	(19.9)	67.9

Earnings per share
— basic			15.1p				13.8p
— diluted			15.1p				13.8p

Revenue including share of joint ventures and associates	1,092.7	—	1,092.7	—	1,092.7	—	1,092.7
Operating profit including share of joint ventures and associates	132.4	(8.1)	124.3	1.5	134.0	(8.2)	125.8

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
3 months to 30 September 2005

	UK GAAP in IFRS Format				IFRS Restated
	3 Months to 30 Sep 2005				3 Months to 30 Sep 2005

	Before		After		Before		After
	Exceptional	Exceptional	Exceptional		Exceptional	Exceptional	Exceptional
	and Certain	and Certain	and Certain		and Certain	and Certain	and Certain
	Re-	Re-	Re-		Re-	Re-	Re-
	measurement	measurement	measurement	IFRS	measurement	measurement	measurement
	Items	Items	Items	Adjustments	Items	Items	Items
	£million	£million	£million	£million	£million	£million	£million

Group revenue	934.8	—	934.8	—	934.8	—	934.8

Restructuring	—	(12.6)	(12.6)	(2.1)	—	(14.7)	(14.7)
Profit on disposal of business	—	11.3	11.3	—	—	11.3	11.3
Profit on disposal of investments	—	—	—	—	—	—	—
Cost of sales and other net operating expenses	(831.3)	—	(831.3)	1.0	(830.3)	—	(830.3)

Group operating profit	103.5	(1.3)	102.2	(1.1)	104.5	(3.4)	101.1
Finance costs	(22.1)	—	(22.1)	4.1	(22.1)	4.1	(18.0)
Finance income	8.4	—	8.4	—	8.4	—	8.4
Net finance income from pensions	4.7	—	4.7	0.2	4.9	—	4.9
Share of post tax profits of joint ventures and associates	20.6	—	20.6	(0.6)	20.0	—	20.0

Profit before taxation	115.1	(1.3)	113.8	2.6	115.7	0.7	116.4
Taxation	(19.4)	1.3	(18.1)	(1.6)	(19.2)	(0.5)	(19.7)

Profit for the period	95.7	—	95.7	1.0	96.5	0.2	96.7

Profit attributable to equity shareholders	88.0	0.5	88.5	1.1	88.9	0.7	89.6
Profit attributable to minority interests	7.7	(0.5)	7.2	(0.1)	7.6	(0.5)	7.1

Profit for the period	95.7	—	95.7	1.0	96.5	0.2	96.7

Earnings per share
— basic			17.8p				18.0p
— diluted			17.7p				17.9p

Revenue including share of joint ventures and associates	1,181.1	—	1,181.1	—	1,181.1	—	1,181.1
Operating profit including share of joint ventures and associates	140.7	(1.3)	139.4	(1.7)	141.1	(3.4)	137.7

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

5.2	IFRS analysis by business segment for the year ended 30 September 2005

	3 Months to 31 Dec 2004

			Total Revenue
		Share of Revenue of	Including Share of
		Joint Ventures and	Joint Ventures
	Group Revenue	Associates	and Associates
	£million	£million	£million

Process Gas Solutions	272.1	81.3	353.4
Industrial and Special Products	368.9	61.2	430.1
BOC Edwards	152.8	51.4	204.2
Afrox hospitals	107.2	4.8	112.0
Gist	79.6	—	79.6

	980.6	198.7	1,179.3

	3 Months to 31 Mar 2005

			Total Revenue
		Share of Revenue of	Including Share of
		Joint Ventures and	Joint Ventures
	Group Revenue	Associates	and Associates
	£million	£million	£million

Process Gas Solutions	274.1	75.4	349.5
Industrial and Special Products	353.4	54.6	408.0
BOC Edwards	152.7	48.7	201.4
Afrox hospitals	114.5	5.1	119.6
Gist	73.4	—	73.4

	968.1	183.8	1,151.9

	3 Months to 30 Jun 2005

			Total Revenue
		Share of Revenue of	Including Share of
		Joint Ventures and	Joint Ventures
	Group Revenue	Associates	and Associates
	£million	£million	£million

Process Gas Solutions	276.7	84.8	361.5
Industrial and Special Products	376.5	64.4	440.9
BOC Edwards	145.6	48.4	194.0
Afrox hospitals	(3.7)	23.9	20.2
Gist	76.1	—	76.1

	871.2	221.5	1,092.7

	3 Months to 30 Sep 2005

			Total Revenue
		Share of Revenue of	Including Share of
		Joint Ventures and	Joint Ventures
	Group Revenue	Associates	and Associates
	£million	£million	£million

Process Gas Solutions	303.8	98.1	401.9
Industrial and Special Products	370.4	72.3	442.7
BOC Edwards	174.4	52.0	226.4
Afrox hospitals	(0.6)	23.9	23.3
Gist	86.8	—	86.8

	934.8	246.3	1,181.1

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	Year to 30 Sep 2005

			Total Revenue
		Share of Revenue of	Including Share of
		Joint Ventures and	Joint Ventures
	Group Revenue	Associates	and Associates
	£million	£million	£million

Process Gas Solutions	1,126.7	339.6	1,466.3
Industrial and Special Products	1,469.2	252.5	1,721.7
BOC Edwards	625.5	200.5	826.0
Afrox hospitals	217.4	57.7	275.1
Gist	315.9	—	315.9

	3,754.7	850.3	4,605.0

	3 Months to 31 Dec 2004

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Process Gas Solutions	37.6	—	11.9	49.5
Industrial and Special Products	67.3	—	6.9	74.2
BOC Edwards	1.8	—	8.2	10.0
Afrox hospitals	11.4	—	1.2	12.6
Gist	6.1	—	—	6.1
Corporate	(4.9)	—	—	(4.9)

	119.3	—	28.2	147.5

	3 Months to 31 Mar 2005

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Process Gas Solutions	37.1	—	13.1	50.2
Industrial and Special Products	70.3	10.5	7.5	67.3
BOC Edwards	2.6	—	7.2	9.8
Afrox hospitals	107.3	91.1	1.5	17.7
Gist	6.1	—	—	6.1
Corporate	(7.5)	—	—	(7.5)

	215.9	101.6	29.3	143.6

	3 Months to 30 Jun 2005

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Process Gas Solutions	40.3	—	12.3	52.6
Industrial and Special Products	62.7	—	8.0	70.7
BOC Edwards	(6.0)	(8.1)	8.0	10.1
Afrox hospitals	(0.5)	(0.1)	3.3	2.9
Gist	5.9	—	—	5.9
Corporate	(8.2)	—	—	(8.2)

	94.2	(8.2)	31.6	134.0

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	3 Months to 30 Sep 2005

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Process Gas Solutions	40.0	—	14.3	54.3
Industrial and Special Products	81.1	13.2	9.6	77.5
BOC Edwards	(12.2)	(14.7)	8.7	11.2
Afrox hospitals	(2.0)	(1.9)	4.0	3.9
Gist	6.5	—	—	6.5
Corporate	(12.3)	—	—	(12.3)

	101.1	(3.4)	36.6	141.1

	Year to 30 Sep 2005

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Process Gas Solutions	155.0	—	51.6	206.6
Industrial and Special Products	281.4	23.7	32.0	289.7
BOC Edwards	(13.8)	(22.8)	32.1	41.1
Afrox hospitals	116.2	89.1	10.0	37.1
Gist	24.6	—	—	24.6
Corporate	(32.9)	—	—	(32.9)

	530.5	90.0	125.7	566.2

5.3	IFRS analysis by geographical segment for the year ended 30 September 2005

	3 Months to 31 Dec 2004

		Share of	Total Revenue
		Revenue of Joint	Including Share
		Ventures and	of Joint Ventures
	Group Revenue	Associates	and Associates
	£million	£million	£million

Europe	319.7	—	319.7
Americas	253.1	42.2	295.3
Africa	184.9	4.8	189.7
Asia	118.9	125.8	244.7
South Pacific	104.0	25.9	129.9

	980.6	198.7	1,179.3

	3 Months to 31 Mar 2005

		Share of	Total Revenue
		Revenue of Joint	Including Share
		Ventures and	of Joint Ventures
	Group Revenue	Associates	and Associates
	£million	£million	£million

Europe	325.6	—	325.6
Americas	249.1	36.6	285.7
Africa	186.3	5.1	191.4
Asia	106.0	121.7	227.7
South Pacific	101.1	20.4	121.5

	968.1	183.8	1,151.9

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	3 Months to 30 Jun 2005

			Total Revenue
		Share of	Including Share
		Revenue of	of Joint
	Group	Joint Ventures	Ventures and
	Revenue	and Associates	Associates
	£million	£million	£million

Europe	320.4	—	320.4
Americas	256.2	46.2	302.4
Africa	77.7	23.9	101.6
Asia	106.8	120.9	227.7
South Pacific	110.1	30.5	140.6

	871.2	221.5	1,092.7

	3 Months to 30 Sep 2005

		Share of	Total Revenue
		Revenue of Joint	Including Share
		Ventures and	of Joint Ventures
	Group Revenue	Associates	and Associates
	£million	£million	£million

Europe	335.1	—	335.1
Americas	282.0	56.7	338.7
Africa	79.4	23.9	103.3
Asia	123.4	128.7	252.1
South Pacific	114.9	37.0	151.9

	934.8	246.3	1,181.1

	Year to 30 Sep 2005

		Share of	Total Revenue
		Revenue of Joint	Including Share
		Ventures and	of Joint Ventures
	Group Revenue	Associates	and Associates
	£million	£million	£million

Europe	1,300.8	—	1,300.8
Americas	1,040.4	181.7	1,222.1
Africa	528.3	57.7	586.0
Asia	455.1	497.1	952.2
South Pacific	430.1	113.8	543.9

	3,754.7	850.3	4,605.0

	3 Months to 31 Dec 2004

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Europe	41.4	—	—	41.4
Americas	16.7	—	5.2	21.9
Africa	27.7	—	1.2	28.9
Asia	12.6	—	20.3	32.9
South Pacific	20.9	—	1.5	22.4

	119.3	—	28.2	147.5

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	3 Months to 31 Mar 2005

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Europe	36.1	—	—	36.1
Americas	27.7	10.5	5.9	23.1
Africa	119.1	91.1	1.5	29.5
Asia	14.4	—	21.4	35.8
South Pacific	18.6	—	0.5	19.1

	215.9	101.6	29.3	143.6

	3 Months to 30 Jun 2005

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Europe	33.0	(4.9)	—	37.9
Americas	15.6	(3.2)	6.4	25.2
Africa	11.6	(0.1)	3.3	15.0
Asia	13.8	—	18.8	32.6
South Pacific	20.2	—	3.1	23.3

	94.2	(8.2)	31.6	134.0

	3 Months to 30 Sep 2005

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Europe	31.9	(0.7)	—	32.6
Americas	20.8	(0.8)	8.4	30.0
Africa	11.0	(1.9)	4.4	17.3
Asia	14.8	—	19.1	33.9
South Pacific	22.6	—	4.7	27.3

	101.1	(3.4)	36.6	141.1

	Year to 30 Sep 2005

		Adjusted for
		Exceptional and	Share of
		Certain	Operating Profit of
	Group	Re-measurement	Joint Ventures	Total Adjusted
	Operating Profit	Items	and Associates	Operating Profit
	£million	£million	£million	£million

Europe	142.4	(5.6)	—	148.0
Americas	80.8	6.5	25.9	100.2
Africa	169.4	89.1	10.4	90.7
Asia	55.6	—	79.6	135.2
South Pacific	82.3	—	9.8	92.1

	530.5	90.0	125.7	566.2

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
In order to assist understanding, set out below is a reconciliation of the share of operating profit of joint ventures and associates to the share of post tax profits of joint ventures and associates on an IFRS basis, as disclosed in the income statement.

Year to
30 Sep 2005
£million

Share of operating profit of joint ventures and associates	125.7
Less: share of interest of joint ventures and associates	(29.3)
Less: share of taxation of joint ventures and associates	(29.7)

Share of post tax profits of joint ventures and associates	66.7

6	Appendix two — IFRS accounting policies
General

•	Basis of preparation This financial information has been prepared in accordance with the Group’s IFRS accounting policies as set out below.
The financial statements are based on the historical cost accounting convention except where noted below in individual policy sections.
As IFRSs are subject to ongoing review and possible amendment or interpretive guidance, the Group’s accounting policies are therefore subject to change.

•	Basis of consolidation The Group accounts include the accounts of the parent undertaking and of all subsidiaries, and its share of joint ventures and associates.
The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses disposed of during the year are included up to the date of relinquishing control. Material, separately identifiable business segments disposed of are analysed as discontinued operations and prior years’ analyses are restated to reflect those businesses as discontinued.
The financial statements of subsidiaries, joint ventures and associates are included in the Group accounts using accounting policies consistent with those of the Group.

•	Basis of translation The financial statements of each of the Group’s entities are prepared using their functional currency, which is the currency of the primary economic environment in which they operate. The functional currency of The BOC Group plc is sterling and the presentation currency of the Group is sterling.

•	Exchange The income statement and other period statements of the Group’s overseas operations are translated at average rates of exchange for the financial year. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the financial year-end. Assets or liabilities swapped into other currencies are accounted for in those currencies. Exchange differences are dealt with as a movement in reserves where they arise from:

i)	the translation of the opening net assets of foreign operations;

ii)	the retranslation of retained earnings of foreign operations from average to closing rates of exchange; and

iii)	the translation or conversion of long-term foreign currency borrowings taken to hedge foreign currency assets.
Goodwill arising on the acquisition of foreign operations is recognised in the functional currency of those operations and translated at closing rates of exchange at the financial year-end.
Exchange differences arising from 1 October 2004 are recognised as a separate component of total equity. On disposal of a foreign operation, any cumulative exchange differences held in total equity are transferred to the consolidated income statement and recognised as part of the gain or loss on disposal.
All other exchange differences are taken to the income statement except those relating to certain derivative financial instruments that are deemed to be part of hedging relationships (see Financial instruments accounting policy).

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Segment reporting
For segment reporting purposes, the Group’s primary reporting format is business segments and its secondary format is geographical segments.
Revenue recognition
Revenue is based on the fair value of the sale of goods and services, and includes the sales value of long-term contracts appropriate to the state of completion. It excludes sales between Group undertakings, VAT and similar sales-based taxes. Revenue for goods and services is recognised when the significant risks and rewards of ownership are transferred to the customer. This is determined to be when delivery has occurred, title of the goods has passed to the purchaser, and where the price is fixed or determinable and reflects the commercial substance of the transaction.
Sales returns are not a significant business issue in the industries in which the Group operates. No significant amounts of revenue arise from the exchange of goods or services.
Revenue on long-term supply contracts with customers generally contains two elements:

i)	a fixed charge for the use of production or storage facilities. This is recognised on a straight line basis over the period of the contract. Where the charge is in respect of production facilities, it will also typically include the supply of a specified volume of product.

ii)	a variable charge for the supply of product, or the supply of product in excess of a specified contract volume. This is recognised when the risks and rewards of ownership are transferred to the customer.
Profit on long-term contracts is recognised on a percentage of completion basis. Provision is made for all losses incurred together with any foreseeable or anticipated future losses.
Exceptional and certain re-measurement items (policy applicable up to 30 September 2005)
In accordance with IAS 1, items of income and expense that are material by size and/ or nature and are non-recurring, are disclosed separately. These items are referred to in the Group’s financial statements as exceptional and certain re-measurement items. They generally include, but are not limited to:

a)	profits or losses on disposal of businesses

b)	the costs of business restructuring or reorganisation

c)	impairments of assets

d)	the impact of movements in exchange rates on non-permanent inter-company loans
The separate reporting of exceptional and certain re-measurement items helps provide the user of the information with a better understanding of the business performance.
Exceptional and certain re-measurement items (policy applicable from 1 October 2005)
In accordance with IAS 1, items of income and expense that are material by size and/ or nature and are non-recurring, are disclosed separately. These items are referred to in the Group’s financial statements as exceptional and certain re-measurement items. They generally include, but are not limited to:

a)	profits or losses on disposal of businesses

b)	the costs of business restructuring or reorganisation

c)	impairments of assets

d)	the impact of movements in exchange rates on non-permanent inter-company loans

e)	the ineffectiveness arising on hedging activities under IAS 39 and

f)	fair value movements relating to financial and derivative instruments (including embedded derivatives) recorded at fair value that are not in hedging relationships under IAS 39
The separate reporting of exceptional and certain re-measurement items helps provide the user of the information with a better understanding of the business performance.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Retirement benefits
The Group operates a number of retirement benefit schemes. The main schemes are defined benefit schemes.
For defined benefit schemes the regular service cost of providing retirement benefits to employees during the year is charged to operating profit in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit in the year where the benefits have vested, otherwise they are amortised on the straight line basis over the vesting period.
A credit representing the expected return on the assets of the retirement benefit schemes during the year is shown as a financing item in the income statement. This is based on the market value of the assets of the schemes at the start of the financial year.
A charge representing the expected increase in the liabilities of the retirement benefit schemes during the year is shown as a financing item in the income statement. This arises from the liabilities of the schemes being one year closer to payment.
The asset or liability recognised on the balance sheet is the difference between the defined benefit obligation and the fair value of the scheme assets at the balance sheet date. The present value of the defined benefit obligation is calculated by independent actuaries, using the projected unit credit method, and the discount rates used are high quality corporate bond rates except where there is no deep market in such bonds.
Differences between actual and expected returns on assets during the year, experience gains and losses and changes in actuarial assumptions are recognised in the statement of recognised income and expense in the period in which they arise.
For defined contribution schemes the cost of providing benefits is charged to operating profit as incurred.
The Group also operates an unfunded post retirement health care scheme for certain of its US based retired employees. This is accounted for on a similar basis to other defined benefit schemes and the obligations are valued by independent actuaries.
Leases
Where finance leases have been entered into, the capital element of the obligations to the lessor are shown as part of borrowings and the rights in the corresponding assets are treated in the same way as owned property, plant and equipment. Payments under finance leases are split between capital and interest. The interest expense is included in finance costs in the income statement.
The cost of operating leases is written off on a straight line basis over the period of the lease.
Share-based payments
The Group operates both equity-settled and cash-settled share option schemes.
In respect of equity-settled share option schemes, the services received from employees are measured at the fair value at the date of grant. This is recognised in the consolidated income statement over the vesting period on a straight line basis. A corresponding adjustment in shareholders’ equity is recognised over the same period.
In respect of cash-settled share option schemes, the services received from employees are initially measured at the fair value at the date of grant, and subsequently re-measured at each reporting date and at the settlement date. This is recognised in the consolidated income statement over the vesting period. A corresponding change in the liability is recognised over the same period.
Fair values are calculated using appropriate option pricing models.
The charge in the consolidated income statement reflects an estimate of the number of shares that will ultimately vest, which is revised at each reporting date. It is also revised at the settlement date to reflect the actual number of shares vesting.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Certain of the Group’s share option schemes are subject to both market and non-market related performance conditions. A charge is recognised in respect of all share options, however, the charge for those with market related conditions are recognised whether or not these performance conditions are met.
Tax
The Group provides in full for deferred tax assets and liabilities, on the liability method, arising from temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. Such differences result in an obligation to pay more tax or a right to pay less tax in future periods.
Deferred tax is provided on temporary differences on investments in subsidiaries, joint ventures and associates except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
A deferred tax asset is only recognised where it is probable that future taxable profits will be available against which the temporary differences giving rise to the asset can be utilised.
Deferred tax is measured using tax rates that have been enacted, or substantially enacted, by the balance sheet date and are expected to apply when the asset is realised or the liability is settled.
Tax is recognised in the income statement except where it relates to items recognised directly in shareholders’ equity, in which case it is also recognised in shareholders’ equity through the statement of recognised income and expense.
Deferred tax assets and liabilities are only offset where there is a legally enforceable right to offset tax assets and liabilities and when they relate to taxes levied by the same tax authority and tax liabilities and assets are expected to be settled on a net basis.
Intangible assets

a)	Goodwill
Goodwill arising on the acquisition of a business, being the excess of the fair value of the purchase price over the fair value of the identifiable net assets acquired, is capitalised as an intangible asset. At the date of acquisition, goodwill is allocated to cash generating units for the purposes of future impairment testing. An impairment review is carried out at least annually. Any impairment in the value of goodwill is recognised in the income statement in the period in which it arises.
The carrying value of goodwill represents the fair value at the date of recognition less any accumulated impairment losses. For any goodwill arising before 1 October 2004, the carrying value also includes the appropriate amortisation to that date under previous UK GAAP.

b)	Other intangible assets
Other intangible assets with finite lives, which are reviewed annually, generally include but are not limited to:
Software
Computer software and licences are capitalised as an intangible asset and written off on the straight line basis over their useful lives, generally over a period of between 4 and 10 years.
Research and development costs
Expenditure on research is written off when incurred. Expenditure on development is written off when incurred unless it meets the criteria for capitalisation. Development costs are capitalised where they can be measured reliably and when it is probable that the expenditure will generate future economic benefits. Such costs are written off on the straight line basis over the period in which economic benefits are expected to be consumed, which is generally up to 5 years.
Other
Intangible assets such as customer lists acquired as part of a business combination are capitalised separately from goodwill at their fair value at the date of acquisition. Other material intangible assets acquired, such as patents, are capitalised. All are written off on the straight line basis over their useful economic lives.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation. No depreciation is charged on freehold land or construction in progress. Depreciation is charged on all other items of property, plant and equipment on the straight line basis to write them down to their residual values over their useful lives. Straight line depreciation rates very according to the class of asset, but are typically:

Freehold property:	2% - 4%
Leasehold property:	2% - 4%
Plant and machinery:	3% - 10%
Cylinders:	4% - 10%
Motor vehicles:	15% - 25%
Interest costs on major additions to property, plant and equipment are capitalised during the construction period and written off as part of the total cost.
The cost of property, plant and equipment includes, where appropriate, an amount for any future decommissioning obligations. Where the impact is material, this amount is discounted to its present value.
Where finance leases have been entered into, the capital element of the obligations to the lessor are shown as part of borrowings and the rights in the corresponding assets are treated in the same way as owned property, plant and equipment.
Any impairment in the value of property, plant and equipment, calculated by comparing the carrying value against the higher of the net realisable value or value in use, is dealt with in the income statement in the period in which it arises.
Residual values and useful lives are reviewed at least at each financial year end.
Investment properties
Investment properties are recognised in the balance sheet at cost less accumulated depreciation.
Residual values and useful lives are reviewed at least at each financial year end.
Investments
Investments which are held for the long term and in which the Group has a participating interest and exercises joint control with one or more other parties are treated as joint ventures and accounted for using the equity method. Investments which are held for the long term and in which the Group has a participating interest and has the power to exercise significant influence are treated as associates and accounted for using the equity method. In both cases, the Group’s share of the profit after tax of the investment is included in the income statement, and the Group’s share of the net assets is included in investments in the balance sheet.
Impairments
Assets that are subject to depreciation or amortisation are reviewed for impairment whenever an indicator of impairment exists and there are indications that the carrying value of the asset may not be recoverable. If the asset does not generate cash flows that are largely independent of those from other assets or groups of assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is the higher of the fair value less costs to sell and its value in use. Value in use is determined using the present value of cash flow forecasts.
Goodwill and any other intangible assets that are not subject to amortisation are tested for impairment at least annually.
Where the carrying value exceeds the recoverable amount, an impairment loss to write the asset down to its recoverable amount is recognised in the income statement.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Inventories
Inventories and work in progress are valued at the lower of cost and net realisable value. Cost where appropriate includes a proportion of overhead expenses. Cost is arrived at principally on the average and ‘first-in, first-out’ (FIFO) basis.
Cash and cash equivalents
Cash and cash equivalents comprises:

a)	cash on hand and demand deposits

b)	short-term highly liquid investments with an original maturity of 3 months or less.

c)	bank overdrafts repayable on demand.
Provisions
Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.
Provisions for restructuring are made where the plans are sufficiently detailed and well advanced and where appropriate communication to those affected has been undertaken at the balance sheet date.
Provisions for warranties are based on contractual arrangements with customers and experience of product performance.
Provisions for the costs of decommissioning items of property, plant and equipment are made when an obligation exists. The amount of the provision is added to the cost of the relevant asset and written off as part of the total cost.
Provisions are discounted to their present value where the impact of the time value of money is material.
Financial instruments (accounting policies applicable up to 30 September 2005)
The Group uses financial instruments, including interest rate and currency swaps, and forward foreign exchange contracts. All transactions are undertaken only to manage risks associated with the Group’s underlying business activities and the financing of those activities. The Group does not undertake any trading activity in financial instruments.

•	Foreign exchange transaction exposures The Group generally hedges actual and forecast foreign exchange exposures up to two years ahead. Forward contracts are used to hedge the forecast exposure and any gains or losses resulting from changes in exchange rates on contracts designated as hedges of forecast foreign exchange are deferred until the financial period in which they are realised. If the contract ceases to be a hedge, any gains and losses are recognised through the income statement.

•	Balance sheet translation exposures A large proportion of the Group’s net assets are denominated in currencies other than sterling. Where practicable and cost effective the Group hedges these balance sheet translation exposures by borrowing in relevant currencies and markets and by the use of currency swaps. Currency swaps are used only as balance sheet hedging instruments, and the Group does not hedge the currency translation of its income statement. Exchange gains and losses arising on the notional principal of these currency swaps during their life and at termination or maturity are dealt with as a movement in reserves. If the swap ceases to be a hedge of the underlying transaction, any gains or losses are recognised in the income statement.

•	Interest rate risk exposures The Group hedges its exposure to movements in interest rates associated with its borrowings primarily by means of interest rate swaps and forward rate agreements. Interest payments and receipts on these agreements are included with net interest payable. They are not revalued to fair value and are not shown on the Group balance sheet at the balance sheet date.
Financial instruments (accounting policies applicable from 1 October 2005)
The Group uses financial instruments, including interest rate and currency swaps, and forward foreign exchange contracts. All transactions are undertaken only to manage risks associated with the Group’s

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
underlying business activities and the financing of those activities. The Group does not undertake any trading activity in financial instruments.
Derivative financial instruments are measured at fair value. Fair value includes accrued interest. The gains or losses arising from changes in fair values are recognised in the income statement unless the derivative is designated as a cash flow or net investment hedge.
Certain derivative financial instruments qualify for hedge accounting and are designated as one of three types of hedge.

a)	A fair value hedge, such as a fixed to floating interest rate swap, is a hedge of the exposure to changes in the fair value of a recognised asset or liability. The gain or loss from re-measuring the hedging instrument at fair value is recognised in the income statement. At the same time, the carrying amount of the hedged item is adjusted for the gain or loss attributable to the hedged risk and similarly recognised in the income statement.

b)	A cash flow hedge, such as a floating to fixed interest rate swap, or a forward foreign exchange contract, is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability, or a forecast transaction. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in shareholders’ equity and the ineffective portion is recognised in the income statement. If the hedged cash flows result in the recognition of a non-financial asset or liability, the associated gains or losses previously recognised in shareholders’ equity are included in the initial measurement of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in shareholders’ equity are transferred to the income statement in the same period in which the hedged cash flows affect the income statement.

c)	A net investment hedge, such as a currency swap, is a hedge of the exposure to changes in the value of the net assets of the Group’s foreign operations. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in shareholders’ equity and the ineffective portion is recognised in the income statement. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised in shareholders’ equity, together with the associated gain or loss on disposal of the net investment, is recognised in the income statement on disposal of the foreign operation.
Certain derivative financial instruments that are held at fair value are not deemed to be part of a hedging relationship. The gain or loss from re-measuring the derivative at fair value is recognised in the income statement.
Gains or losses are recorded in the income statement under the most relevant heading for the nature of the transaction. Gains or losses arising in the income statement on derivative instruments taken out to hedge trading items and embedded derivatives in trading contracts are recognised as part of Group operating profit. Gains or losses arising in the income statement on derivative instruments taken out to hedge financing items are recognised in finance costs or finance income as appropriate.
Borrowings are measured at amortised cost (using the effective interest method), except where they are hedged by an effective fair value hedge, in which case the carrying amount is adjusted for the gain or loss attributable to the hedged risk. Borrowings include accrued interest.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. Any gains or losses arising from re-measuring such items are reported in the income statement.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
SECTION C:      BOC’S UNAUDITED INTERIM RESULTS
FOR THE HALF-YEAR ENDED 31 MARCH 2006
The following has been extracted, without material adjustment, from the text of the Group’s interim report for the half year ended 31 March 2006
The BOC Group results for the 6 months to 31 March 2006
‘further progress in the second quarter delivers a strong half year result’

	1st Half 2006	1st Half 2005	2nd Qtr 2006	2nd Qtr 2005

Group revenue	£1,986.8m	£1,948.7m	£1,013.3m	£968.1m
Total revenue(2)	£2,465.2m	£2,331.2m	£1,241.1m	£1,151.9m
Group operating profit	£208.9m	£335.2m	£95.9m	£215.9m
Total adjusted operating profit(2)(3)	£303.4m	£291.1m	£152.4m	£143.6m
Group earnings per share	32.9p	43.7p	15.0p	27.0p
Adjusted earnings per share(3)	36.6p	33.6p	18.4p	16.9p

(1)	These results and comparative figures are reported under IFRS

(2)	‘Total’ means including Group share of joint ventures and associates.

(3)	‘Adjusted’ means excluding exceptional and certain re-measurement items (see note 4, page 162 of this document).

(4)	Further comparisons are made with the same period a year ago at constant exchange rates.

(5)	This announcement is unaudited.
Highlights

•	The positive trend of the first quarter continued in the second quarter.

•	Within the gases businesses, Process Gas Solutions performed particularly strongly. Total revenue for the half year was up 16 per cent on a constant currency basis. Some of this came from higher prices to recover energy costs but underlying growth was 9 per cent. Total adjusted operating profit was up 11 per cent.

•	Industrial and Special Products performed particularly well in north America, Africa and the south Pacific but overall growth was held back by challenging conditions in the UK.

•	BOC Edwards’ total revenue picked up strongly in the second quarter, with better sales of semiconductor equipment. For the half year, adjusted operating profit improved significantly.

•	Even with the increased capital devoted to projects under construction, adjusted return on capital was 15.9 per cent in the second quarter — the same as in the first quarter.
Chief executive, Tony Isaac said,
‘Our gases business continued to grow strongly throughout the first half year with better volumes overall and good recovery of higher energy costs in selling prices. This growth, coupled with better profitability in BOC Edwards, led to an 8 per cent increase in earnings for the half year. Meanwhile our investment programme is gathering pace with an important hydrogen plant commissioned in the US during March and six other major plants due to be commissioned before the year end. Adjusted return on capital was maintained at 15.9 per cent in the second quarter, even after investing in these construction projects. A number of new contracts have also been won recently including the formation of a joint venture to supply a Sinopec petrochemical business near Shanghai.’

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
The BOC Group results for the six months and quarter to 31 March 2006

				Change at
			Change as	Constant
	2006	2005	Reported	Currency(3)(4)

Excluding exceptional and certain re-measurement items(1)(4)
6 months to 31 March
Total revenue(2)	£2,465.2m	£2,331.2m	+6%	+2%
Total adjusted operating profit(2)	£303.4m	£291.1m	+4%	0%
Adjusted profit attributable to equity shareholders	£183.5m	£165.9m	+11%	+8%
Adjusted earnings per share	36.6p	33.6p	+9%	+6%
2nd quarter to 31 March
Total revenue(2)	£1,241.1m	£1,151.9m	+8%	+3%
Total adjusted operating profit(2)	£152.4m	£143.6m	+6%	+1%
Adjusted profit attributable to equity shareholders	£92.7m	£83.2m	+11%	+8%
Adjusted earnings per share	18.4p	16.9p	+9%	+6%
Statutory results
6 months to 31 March
Group revenue	£1,986.8m	£1,948.7m	+2%	-2%
Group operating profit	£208.9m	£335.2m	-38%	-40%
Profit attributable to equity shareholders	£165.0m	£216.1m	-24%	-26%
Group earnings per share	32.9p	43.7p	-25%	-27%
2nd quarter to 31 March
Group revenue	£1,013.3m	£968.1m	+5%	0%
Group operating profit	£95.9m	£215.9m	-56%	-58%
Profit attributable to equity shareholders	£75.7m	£133.8m	-43%	-45%
Group earnings per share	15.0p	27.0p	-44%	-46%

Notes

(1)	Results excluding exceptional and certain re-measurement items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items. (See note 4, page 162 of this document)

(2)	‘Total’ figures include The BOC Group’s share of joint ventures and associates.

(3)	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.

(4)	Unless otherwise stated, all the commentaries that follow are on the basis of total adjusted results that exclude exceptional and certain re-measurement items and comparisons are at constant exchange rates (with the exclusion of Zimbabwe, where hyperinflation distorts constant currency comparisons). Segment results are shown on this basis below.

(5)	Full statutory results are on pages 151 to 165 of this document.
BUSINESS SEGMENT RESULTS
All comparisons that follow are on the basis of constant exchange rates and total adjusted results.
Adjusted operating profits exclude exceptional and certain re-measurement items.
‘Total’ figures include The BOC Group’s share of joint ventures and associates.
A reconciliation of ‘Group’ to ‘Total’ revenue and operating profit is shown on pages 158 to 161 of this document.
Comparisons are made with the same period a year ago unless stated otherwise.
The second quarter means the fiscal quarter to 31 March.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	6 Months to 31 March 2006				Fiscal Second Quarter

			Total				Total
			Adjusted				Adjusted
Business Segments	Total		Operating		Total		Operating
£ million	Revenue		Profit		Revenue		Profit

Process Gas Solutions	851.2	+16%	115.9	+11%	421.6	+15%	59.3	+12%
Industrial and Special Products	936.4	+8%	149.7	+2%	474.8	+11%	74.3	+5%
BOC Edwards	443.4	+6%	26.5	+32%	229.5	+10%	15.0	+50%
Afrox hospitals	47.5	-80%	8.2	-74%	25.0	-80%	3.7	-80%
Gist	186.7	+22%	14.0	+15%	90.2	+23%	5.6	-8%
Corporate			(10.9)				(5.5)
Group total	2,465.2	+2%	303.4	+0%	1,241.1	+3%	152.4	+1%
PROCESS GAS SOLUTIONS (PGS)
PGS continued to perform strongly during the second quarter, with improved sales volumes, cost recovery and better plant reliability, leading to a 16 per cent improvement in total revenue and an 11 per cent increase in total adjusted operating profit for the first half of 2006.
Selling price increases to recover higher energy costs in the UK and the US together with increased revenue in BOC’s plant engineering joint venture in the US accounted for some 7 per cent of the increase in total revenue during the first six months without a corresponding effect on adjusted operating profit.
Increased revenue in Europe during the second quarter, as in the first quarter, was mainly as a result of higher selling prices to recover higher energy costs. There was also some increase in tonnage volumes in the UK but this was partly offset by lower merchant volumes.
BOC’s Cryostar pump and turbine engineering business continued to grow strongly during the second quarter mainly reflecting sales of industrial gas equipment and spares.
Sales volumes of air separation gases were particularly strong in north America and firm pricing allowed full recovery of higher energy costs.
In north Asia, total revenue and adjusted operating profit in the second quarter and for the half year were higher as a result of strong demand in China together with additional revenues from the air separation joint venture at Nanjing that was not in full production a year ago. Revenues and operating profit increased in the south and south east Asia region, helped by the sale of a gases plant to a joint venture in India during the second quarter.
The PGS business in Africa continued to perform strongly in the second quarter. New projects are in execution to support growing demand.
In the south Pacific region, revenue growth was held back and adjusted operating profit was slightly reduced by a periodic maintenance shutdown at BP’s Bulwer Island refinery in the second quarter. Planned maintenance was carried out at the BOC hydrogen and air separation plants and these were re-started on schedule.
A significant programme of investment in plants is in progress around the world to satisfy new supply scheme contracts as well as growing demand in the merchant markets.
The hydrogen plant supplying BP and Sunoco in Toledo, Ohio, began production during March 2006. In China the commissioning process for the first new air separation unit for the Taiyuan Iron and Steel supply scheme is under way and construction of the second unit is proceeding on schedule.
BOC is also planning to invest in a new 700 tons a day air separation unit in south central Wisconsin as a way to improve service to its Midwestern customers in southern Wisconsin, western Ohio, Illinois and Indiana. Demand for poultry processing, combustion and petrochemical applications has grown steadily in recent years. It is the second new air separation plant BOC will begin building this year in the US. The other, located in Cartersville, Georgia, is expected to begin operating in the third quarter of 2007.
In April 2006 BOC and Shanghai Petrochemical Co. Ltd. (SPC), a subsidiary of Sinopec Group, signed an agreement to form a 50/50 gases joint venture. The JV, BOC-SPC Gases Company Ltd., will invest more than £45 million in acquiring four air separation units (ASUs) from SPC and building a new large ASU

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
capable of producing 1,400 tonnes a day of oxygen. The JV will supply SPC and third party customers with a total of more than 5,000 tonnes a day of oxygen, nitrogen and argon.
INDUSTRIAL AND SPECIAL PRODUCTS (ISP)
Total revenue growth of 8 per cent in ISP for the half year was driven primarily by particularly strong performances in the south Pacific region, north America and southern Africa during the second quarter, while conditions in Europe remained challenging. Some 3 per cent of the increase in total revenue for the half year was as a result of higher selling prices to recover increased energy costs so the underlying increase was approximately 5 per cent. Total adjusted operating profit was up 2 per cent for the first six months and up 5 per cent in the second quarter.
In Europe, there was some improvement in revenue in the UK, Ireland and Poland but a lower adjusted operating profit reflected weakness of the UK manufacturing economy coupled with increased pension costs.
Both revenue and adjusted operating profit grew strongly in the US and Canada. Buoyant demand led to increased sales volumes and increased input costs were well recovered in higher selling prices. Growth in Canada continued to be driven by demand from the oil and gas sector in the western region.
BOC’s global helium business performed better during the second quarter following the negative impact of increased helium feedstock costs during the planned ramp up of production from a new source in Qatar in the first quarter.
In southern Africa BOC’s business built on a buoyant first quarter with another year on year increase in the second quarter. Demand for industrial products, as well as for medical and hospitality gases improved in the favourable South African economic climate.
In April 2006 BOC won contracts, worth £70 million in revenue over their lifetimes, to supply oxygen and carbon dioxide to a major shipbuilding complex near Shanghai in China. BOC will build an air separation unit on Changxing Island to supply industrial oxygen. A joint venture with Jiangsu Huayang Liquid Carbon Company Ltd, a Sinopec subsidiary, will supply the liquid carbon dioxide.
In the south Pacific region firm demand, coupled with increased selling prices, led to better total revenues and adjusted operating profit for both the second quarter and for the first six months. Weaker volumes partly due to higher feedstock prices had a negative impact in the Australian liquefied petroleum gas business.
BOC EDWARDS
With increased sales of semiconductor equipment, revenue picked up strongly in the second quarter, leading to a 6 per cent increase in revenue and a 32 per cent increase in adjusted operating profit for the first six months. This was after absorbing a £2.5 million charge for cost overruns on pharmaceutical equipment projects in the first quarter. The improved performance in the second quarter reflected better sales of semiconductor equipment and the benefits of the restructuring announced in 2005. Exchange rate movements had little impact on margins in the second quarter.
The intake of orders for semiconductor equipment was greater in the second quarter than in the first and over 45 per cent more than a year ago.
Restructuring programmes are underway to deliver further cost savings during the second half of fiscal 2006 and in 2007. These include the transfer of some manufacturing operations from the UK to the Czech Republic and to India.
AFROX HOSPITALS
The Afrox hospitals business continued to perform strongly in the second quarter but comparisons with a year ago are distorted by the disposal of BOC’s controlling interest with effect from the end of March 2005. Until disposal, Afrox Healthcare Limited was fully consolidated into The BOC Group accounts. Since then, a 20 per cent share of the results of the new company has been included in the BOC Group income statement as African Oxygen Limited (AOL), BOC’s subsidiary in South Africa, retains a 20 per cent interest

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
in the new company. This disposal reduced The BOC Group’s first half earnings per share by approximately 1p.
GIST
Revenues increased for both the second quarter and for the first six months reflecting the growth of existing business and particularly as a result of the acquisition of Van Dongen in September 2005 as well as new business with Woolworths.
Operational performance continued to be strong throughout the six months and supported the growth of Marks and Spencer’s food business and the expansion of Ocado.
Adjusted operating profit for the first six months was higher than a year ago but this included a net gain of £4.6 million after the disposal of a distribution centre in Swindon. If this gain is excluded, adjusted operating profit was lower than a year ago partly because of increased pension costs and Sarbanes-Oxley compliance costs.
During the first quarter Gist’s Hemel Hempstead distribution depot, which serves Marks & Spencer, suffered disruption as a result of the Buncefield oil terminal explosion and fire. Despite this, customer service levels were maintained during the crucial Christmas period. Additional costs incurred as a result were predominantly recovered during the second quarter.
Gist has recently been awarded a two year extension to its warehousing and Hong Kong air freight contracts for Marks & Spencer International. In the UK, a new facility near Bristol will begin to serve 13 Marks & Spencer stores in south west England from June 2006, with a planned expansion to cover a total of 31 stores later in the year.
IMPACT OF EXCHANGE RATES
Exchange rate movements had a positive impact in the second quarter, as they did in the first. The US dollar and associated currencies strengthened and benefited results for both PGS and ISP. The South African rand and the Australian dollar helped results for ISP but for the Group as a whole the benefit was partly offset by a weaker Japanese yen.
Foreign currency translation was £45.5 million positive to total revenue and £5.9 million positive to total adjusted operating profit in the second quarter and £79.3 million positive to total revenue and £10.2 million positive to total adjusted operating profit for the half year.
EXCEPTIONAL ITEMS
Exceptional items include costs of £16.8 million relating to the proposed take-over by Linde and £5.3 million of restructuring costs.
CASH FLOW, BORROWINGS AND TAX
Operating cash flow for the 6 months to 31 March 2006 was £241.9 million. This was an improvement of £26.2 million compared with the £215.7 million achieved in the comparative period last year. The higher operating cash flow was achieved in spite of increased pensions contributions. Operating profit was slightly higher than last year, but the main reason for the improved performance was a lower outflow in working capital which was some £28 million better than last year.
Investing activities utilised £203.0 million of cash. £206 million was invested in new property, plant and equipment, with some £32 million of cash generated from the disposal of similar items. Of the total capital expenditure, approximately half was in the Process Gas Solutions line of business, reflecting continuing expenditure on new supply scheme projects in Asia and the Americas. There were no significant business acquisitions or disposals in the 6 months ended 31 March 2006, although the Group’s cash flow benefited from the receipt, in November 2005, of the final payment of US$20 million in respect of the disposal, in July 2004, of the US packaged gas business. Additional investments in joint ventures relates mainly to the Cantarell joint venture in Mexico. In the comparative period last year, net investing activities generated a cash inflow as the Group received the proceeds from the disposal of its South African subsidiary’s majority shareholding in Afrox Healthcare Limited.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Cash flow from financing activities showed an inflow of £39.7 million in the first half. The main reason for this was the significant inflow of funds from the issue of share capital because of the exercise of employee share options.
Net borrowings at 31 March 2006 were £849.5 million, compared with £879.2 million at 31 December 2005 and £839.7 million at 30 September 2005. The move to IFRS, including the adoption of IAS 32 and IAS 39 with effect from 1 October 2005, has had two significant effects on the presentation of net borrowings. Firstly, interest accrued on items within net borrowings are now presented as part of the asset or liability itself, rather than as a separate payable or receivable. This had the impact of increasing net borrowings at 31 March 2006 by £26.9 million. Secondly, items of cash and deposits can now only be offset with liabilities when there is both a legally enforceable right to offset the items and where there is the intention to settle on a net basis. This has resulted in the reported balances for cash and deposits and for short-term borrowings being higher than in previous periods. These changes are presentational. They do not impact on the overall level of net borrowings of the Group, nor do they have any impact on financing costs. Existing arrangements with banks whereby interest is calculated on a net basis remain unaffected.
Excluding the presentational impact of including £26.9 million of accrued interest in the total net borrowings, overall net borrowings have declined by some £17 million in the six months to 31 March 2006. The impact of movements in the value of foreign currencies relative to sterling was not significant.
At 31 March 2006 the ratio of net debt to equity was 35.9 per cent compared with 41.2 per cent at 30 September 2005.
Net interest on net debt was covered 10.2 times by adjusted operating profit (excluding exceptional items) for the 6 months to 31 March 2006. For the whole financial year ended 30 September 2005, net interest on net debt was covered 9.0 times by adjusted operating profit.
At 31 March 2006, adjusted return on capital employed (excluding exceptional items) was 15.9 per cent, the same as at 30 September 2005. Return on capital employed was 14.8 per cent compared with 18.5 per cent at 30 September 2005.
The effective rate of tax on total adjusted profit for the 6 months to 31 March 2006 was 27.5 per cent, compared with 26.0 per cent for the financial year ended 30 September 2005. The total rate of tax on profit for the 6 months to 31 March 2006 was 28.6 per cent, compared with 27.0 per cent for the whole financial year ended 30 September 2005.
THE OFFER
On 6 March 2006 the Boards of directors of Linde and BOC announced that they had reached agreement on the terms of a pre-conditional recommended cash offer by Linde for the entire issued and to be issued share capital of BOC. Copies of the full announcement and a subsequent letter to BOC shareholders are available on The BOC Group website (www.boc.com).
Under the terms of the Offer, BOC shareholders will receive 1,600 pence in cash for each BOC Share and BOC ADS holders will receive 3,200 pence in cash for each BOC ADS (each BOC ADS representing two BOC Shares). The Offer values BOC’s existing issued share capital at approximately £8.2 billion.
It is intended that the Offer, the making of which remains subject to certain pre-conditions, will be implemented by way of a Court-approved scheme of arrangement under section 425 of the Companies Act.
The Offer will not be made until regulatory clearances have either been obtained from both US and European competition authorities or until such pre-conditions have been waived by Linde.
A loan note alternative (interest-bearing debt securities) will also be made available to all BOC shareholders other than to those in restricted territories.
DIVIDENDS
If the pre-conditions to the Offer by Linde are not satisfied on or before 31 May 2006, BOC will be permitted to pay a second interim dividend up to a maximum of 27 pence per share. The amount of the second interim dividend would be equal to 3.375 pence per share for each consecutive period of seven days (but shall not accrue for part of such a period) during the period commencing on 1 June 2006 and

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
ending on the earlier of either 26 July 2006 or the date on which Linde announces the satisfaction of the pre-conditions. The effect of this is that if the pre-conditions are satisfied on or before 6 June 2006, no part of the dividend will either accrue or be paid.
The Dividend Reinvestment Plan for ordinary shareholders and the Global Invest Direct Plan for American Depositary Receipt (ADR) holders have been suspended for the second interim dividend.
OUTLOOK
The continued strong trading performance during the first half of 2006 reinforces the Board’s view that the Group is both well positioned to grow and to make steady progress as it continues to pursue its investment plans.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
GROUP INCOME STATEMENT
6 Months to 31 March 2006

	6 Months to 31 Mar 2006				6 Months to 31 Mar 2005				Year to 30 Sep 2005

	Before		After		Before		After		Before		After
	Exceptional	Exceptional	Exceptional		Exceptional	Exceptional	Exceptional		Exceptional	Exceptional	Exceptional
	and Certain	and Certain	and Certain		and Certain	and Certain	and Certain		and Certain	and Certain	and Certain
	Re-	Re-	Re-		Re-	Re-	Re-		Re-	Re-	Re-
	measurement	measurement	measurement		measurement	measurement	measurement		measurement	measurement	measurement
	Items	Items	Items		Items	Items	Items		Items	Items	Items
	£ million	£ million	£ million		£ million	£ million	£ million		£ million	£ million	£ million

Group revenue	1,986.8	—	1,986.8		1,948.7	—	1,948.7		3,754.7	—	3,754.7
Restructuring	—	(5.3)	(5.3)		—	—	—		—	(22.8)	(22.8)
Profit on disposal of business	—	—	—		—	91.1	91.1		—	102.3	102.3
Profit on disposal of investments	—	—	—		—	10.5	10.5		—	10.5	10.5
Cost of sales and other net operating expenses	(1,748.0)	(24.6)	(1,772.6)		(1,715.1)	—	(1,715.1)		(3,314.2)	—	(3,314.2)

Group operating profit	238.8	(29.9)	208.9		233.6	101.6	335.2		440.5	90.0	530.5
Finance costs	(33.7)	8.2	(25.5)		(39.0)	2.3	(36.7)		(81.9)	8.3	(73.6)
Finance income	13.9	—	13.9		15.4	—	15.4		34.3	—	34.3
Net finance income from pensions	11.9	—	11.9		9.7	—	9.7		19.2	—	19.2
Share of post tax profits of joint ventures and associates	32.9	(0.6)	32.3		30.4	—	30.4		66.7	—	66.7

Profit before taxation	263.8	(22.3)	241.5		250.1	103.9	354.0		478.8	98.3	577.1
Taxation	(62.3)	3.2	(59.1)		(57.9)	(17.7)	(75.6)		(102.3)	(31.8)	(134.1)

Profit for the period	201.5	(19.1)	182.4		192.2	86.2	278.4		376.5	66.5	443.0

Profit attributable to equity shareholders	183.5	(18.5)	165.0		165.9	50.2	216.1		335.7	38.1	373.8
Profit attributable to minority interests	18.0	(0.6)	17.4		26.3	36.0	62.3		40.8	28.4	69.2

Profit for the period	201.5	(19.1)	182.4		192.2	86.2	278.4		376.5	66.5	443.0

Earnings per share
— basic			32.9	p			43.7	p			75.5	p
— diluted			32.6	p			43.6	p			75.3	p
Dividends
— proposed (£million)			81.6				78.6				204.1
— paid (£million)			81.6				78.6				204.1
— proposed per share			16.3	p			15.9	p			41.2	p
— paid per share			16.3	p			15.9	p			41.2	p

Revenue including share of joint ventures and associates	2,465.2	—	2,465.2		2,331.2	—	2,331.2		4,605.0	—	4,605.0
Operating profit including share of joint ventures and associates	303.4	(30.7)	272.7		291.1	101.6	392.7		566.2	90.0	656.2

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
GROUP INCOME STATEMENT
3 Months to 31 March 2006

	3 Months to 31 Mar 2006				3 Months to 31 Mar 2005

	Before		After		Before		After
	Exceptional	Exceptional	Exceptional		Exceptional	Exceptional	Exceptional
	and Certain	and Certain	and Certain		and Certain	and Certain	and Certain
	Re-measurement	Re-measurement	Re-measurement		Re-measurement	Re-measurement	Re-measurement
	Items	Items	Items		Items	Items	Items
	£ million	£ million	£ million		£ million	£ million	£ million

Group revenue	1,013.3	—	1,013.3		968.1	—	968.1
Restructuring	—	(5.3)	(5.3)		—	—	—
Profit on disposal of business	—	—	—		—	91.1	91.1
Profit on disposal of investments	—	—	—		—	10.5	10.5
Cost of sales and other net operating expenses	(893.0)	(19.1)	(912.1)		(853.8)	—	(853.8)

Group operating profit	120.3	(24.4)	95.9		114.3	101.6	215.9
Finance costs	(16.6)	4.4	(12.2)		(20.8)	2.6	(18.2)
Finance income	7.3	—	7.3		8.7	—	8.7
Net finance income from pensions	6.0	—	6.0		4.8	—	4.8
Share of post tax profits of joint ventures and associates	15.7	—	15.7		15.8	—	15.8

Profit before taxation	132.7	(20.0)	112.7		122.8	104.2	227.0
Taxation	(31.5)	2.4	(29.1)		(25.5)	(17.6)	(43.1)

Profit for the period	101.2	(17.6)	83.6		97.3	86.6	183.9

Profit attributable to equity shareholders	92.7	(17.0)	75.7		83.2	50.6	133.8
Profit attributable to minority interests	8.5	(0.6)	7.9		14.1	36.0	50.1

Profit for the period	101.2	(17.6)	83.6		97.3	86.6	183.9

Earnings per share
— basic			15.0	p			27.0	p
— diluted			14.8	p			26.9	p
Dividends
— proposed (£million)			—				—
— paid (£million)			81.6				78.6
— proposed per share			—				—
— paid per share			16.3	p			15.9	p

Revenue including share of joint ventures and associates	1,241.1	—	1,241.1		1,151.9	—	1,151.9
Operating profit including share of joint ventures and associates	152.4	(24.5)	127.9		143.6	101.6	245.2

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
GROUP BALANCE SHEET
At 31 March 2006

	At 31 Mar	At 31 Mar	At 30 Sep
	2006	2005	2005
	£million	£million	£million

Non-current assets:
Goodwill	141.6	143.7	140.2
Intangible assets	83.9	74.7	88.5
Property, plant and equipment	2,640.3	2,368.7	2,549.8
Investment property	—	11.2	11.1
Investment in joint ventures and associates	696.2	600.7	635.2
Other investments	10.9	12.7	14.6
Other receivables	19.0	16.3	18.4
Retirement benefit assets	163.6	107.8	136.7
Deferred tax assets	18.0	19.0	31.4
Derivative financial instruments	7.3	—	—

	3,780.8	3,354.8	3,625.9

Current assets:
Inventories	312.9	289.1	306.3
Trade and other receivables	772.0	675.6	710.5
Other investments	16.7	16.4	16.4
Derivative financial instruments	7.4	—	—
Cash and deposits	512.9	334.6	191.0

	1,621.9	1,315.7	1,224.2

Total assets	5,402.7	4,670.5	4,850.1

Current liabilities:
Borrowings and finance leases	(680.3)	(239.9)	(259.2)
Derivative financial instruments	(10.0)	—	—
Trade and other payables	(696.1)	(638.9)	(741.1)
Provisions	(36.8)	(25.0)	(30.4)
Current tax liabilities	(120.2)	(129.3)	(154.4)

	(1,543.4)	(1,033.1)	(1,185.1)

Net current assets	78.5	282.6	39.1

Total assets less current liabilities	3,859.3	3,637.4	3,665.0

Non-current liabilities:
Borrowings and finance leases	(682.1)	(872.9)	(771.5)
Derivative financial instruments	(1.7)	—	—
Other payables	(42.4)	(23.3)	(35.8)
Provisions	(85.6)	(64.6)	(90.6)
Retirement benefit obligations	(470.3)	(525.4)	(542.5)
Deferred tax liabilities	(210.2)	(190.2)	(184.2)

	(1,492.3)	(1,676.4)	(1,624.6)

Net assets	2,367.0	1,961.0	2,040.4

Total shareholders’ equity	2,236.2	1,779.9	1,930.1
Minority interest in equity	130.8	181.1	110.3

Total equity	2,367.0	1,961.0	2,040.4

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
GROUP CASH FLOW STATEMENT
6 Months to 31 March 2006

	6 Months to	6 Months to	Year to
	31 Mar	31 Mar	30 Sep
	2006	2005	2005
	£ million	£ million	£ million

Profit before taxation	241.5	354.0	577.1
Adjusted for:
Finance costs	25.5	36.7	73.6
Finance income	(13.9)	(15.4)	(34.3)
Net finance income from pensions	(11.9)	(9.7)	(19.2)
Exceptional and certain re-measurement operating items	29.9	(101.6)	(90.0)
Depreciation and amortisation	150.0	149.2	291.1
Net retirement benefits charge less contributions	(10.7)	(6.6)	(15.7)
Share of profit after tax of joint ventures and associates	(32.3)	(30.4)	(66.7)
Changes in working capital and other items	(86.4)	(114.1)	(34.3)
Exceptional cash flows	(6.9)	(10.1)	(16.9)
Dividends from joint ventures and associates	18.5	16.3	51.1
Tax paid	(61.4)	(52.6)	(118.4)

Net cash flow from operating activities	241.9	215.7	597.4

Purchases of property, plant and equipment	(206.0)	(146.8)	(331.8)
Sales of property, plant and equipment	15.0	7.2	23.4
Sales of investment property	17.0	—	—
Purchases of intangible fixed assets	(5.1)	(10.4)	(23.3)
Net sales/(purchases) of current asset investments	0.1	3.5	4.7
Net sales/(purchases) of trade and other investments	1.1	26.9	26.6
Acquisition of businesses	(11.6)	(31.7)	(54.8)
Disposal of businesses	11.4	219.0	200.8
Receipt from capital restructuring of joint venture	—	—	17.0
Net (investments in)/repayments from joint ventures and associates	(24.9)	(29.7)	(34.2)

Net cash flow from investing activities	(203.0)	38.0	(171.6)

Net interest paid	(40.5)	(38.3)	(65.2)
Dividends paid to minorities in subsidiaries	(7.5)	(7.6)	(66.4)
Equity dividends paid	(81.6)	(78.6)	(204.1)
Issues of shares	109.1	13.4	9.6
Net increase/(decrease) in debt	60.2	(32.3)	(129.8)

Net cash flow from financing activities	39.7	(143.4)	(455.9)

Net increase/(decrease) in cash and cash equivalents	78.6	110.3	(30.1)
Cash and cash equivalents at start of period	182.1	224.6	224.6
Exchange	8.0	(5.3)	(12.4)

Cash and cash equivalents at end of period	268.7	329.6	182.1

Cash and cash equivalents comprise:
Cash at bank and in hand	507.9	316.8	177.8
Bank overdrafts repayable on demand	(244.2)	(5.0)	(8.9)
Deposits with original maturity of less than 90 days	5.0	17.8	13.2

	268.7	329.6	182.1

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
GROUP CASH FLOW STATEMENT
3 Months to 31 March 2006

	3 Months to	3 Months to
	31 Mar	31 Mar
	2006	2005
	£ million	£ million

Profit before taxation	112.7	227.0
Adjusted for:
Finance costs	12.2	18.2
Finance income	(7.3)	(8.7)
Net finance income from pensions	(6.0)	(4.8)
Exceptional and certain re-measurement operating items	24.4	(101.6)
Depreciation and amortisation	75.6	74.1
Net retirement benefits charge less contributions	(8.0)	(3.6)
Share of profit after tax of joint ventures and associates	(15.7)	(15.8)
Changes in working capital and other items	2.6	(2.0)
Exceptional cash flows	(5.9)	(3.8)
Dividends from joint ventures and associates	16.3	15.0
Tax paid	(46.2)	(38.5)

Net cash flow from operating activities	154.7	155.5

Purchases of property, plant and equipment	(105.2)	(79.5)
Sales of property, plant and equipment	12.4	3.1
Purchases of intangible fixed assets	(2.6)	(7.8)
Net sales/(purchases) of current asset investments	(0.6)	2.1
Net sales/(purchases) of trade and other investments	1.0	17.8
Acquisition of businesses	(2.5)	(24.0)
Disposal of businesses	—	195.6
Net (investments in)/repayments from joint ventures and associates	(8.3)	(37.1)

Net cash flow from investing activities	(105.8)	70.2

Net interest paid	(15.5)	(16.6)
Dividends paid to minorities in subsidiaries	(6.6)	(5.9)
Equity dividends paid	(81.6)	(78.6)
Issues of shares	81.9	12.7
Net increase/(decrease) in debt	52.9	(22.3)

Net cash flow from financing activities	31.1	(110.7)

Net increase in cash and cash equivalents	80.0	115.0
Cash and cash equivalents at start of period	181.3	222.2
Exchange	7.4	(7.6)

Cash and cash equivalents at end of period	268.7	329.6

Cash and cash equivalents comprise:
Cash at bank and in hand	507.9	316.8
Bank overdrafts repayable on demand	(244.2)	(5.0)
Deposits with original maturity of less than 90 days	5.0	17.8

	268.7	329.6

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
STATEMENT OF RECOGNISED INCOME AND EXPENSE
6 Months to 31 March 2006

	6 Months to	6 Months to	Year to
	31 Mar 2006	31 Mar 2005	30 Sep 2005
	£ million	£ million	£ million

Actuarial gain/(loss) recognised on the pensions schemes	75.9	(4.2)	(13.9)
Movement on tax relating to actuarial gain/(loss) on pensions	(24.5)	1.9	1.7
Net investment hedges	2.5	—	—
Cash flow hedges	0.9	—	—
Credit in respect of employee share options	6.1	6.6	14.0
Tax on share options	18.1	0.7	3.3
Exchange translation effect on:
— results for the period	1.3	(7.4)	9.5
— foreign currency net investments	41.6	(16.5)	74.6

Net profit/ (loss) recognised directly in equity	121.9	(18.9)	89.2
Profit for the period	182.4	278.4	443.0

Total recognised income and expense for the period	304.3	259.5	532.2

Attributable to:
Equity shareholders	282.0	200.9	457.5
Minority interests	22.3	58.6	74.7

	304.3	259.5	532.2

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above periods.
The movement in total equity is shown in note 8.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
NOTES TO THE ACCOUNTS
1.     Basis of preparation
From 1 October 2005 The BOC Group plc reports its Group consolidated results in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, with the exception of IAS 34 (Interim Financial Reporting) which is not mandatory. On 12 January 2006 BOC announced annual and quarterly results for the financial year to 30 September 2005 restated under IFRS. This announcement is available on The BOC Group website www.boc.com.
The results for the six months to 31 March 2006 have been prepared in accordance with the Group’s accounting policies set out in the announcement of restated results on 12 January 2006. These policies are based on the IFRS that are expected to apply to The BOC Group’s Report and Accounts for the year ending 30 September 2006. The basis of preparation is in accordance with the requirements of the FSA’s listing rules.
Financial information for the year to 30 September 2005 and the six months to 31 March 2005 is presented on an IFRS restated basis as published in the announcement on 12 January 2006. Appropriate reconciliations from UK GAAP to IFRS are included in this announcement.
In addition to presenting information on an IFRS GAAP basis, BOC also presents additional information on a non-GAAP basis in order to give a better understanding of the underlying business performance. The two additional components in arriving at non-GAAP information are:
a)     the exclusion of exceptional and certain re-measurement items, and
b)     the presentation of the results of BOC’s share of its joint ventures and associates.
Where financial information is presented excluding exceptional and certain re-measurement items, this is referred to as ‘adjusted’. Where financial information includes BOC’s share of its joint ventures and associates, this is referred to as ‘total’. This non-GAAP basis is consistent with how BOC manages its businesses.
The 2005 full Group accounts, which were prepared in accordance with UK GAAP, received an unqualified audit report and have been delivered to the Registrar of Companies.
The financial results presented in this announcement are unaudited.

2.	Exchange rates
The majority of the Group’s operations are located outside the UK and operate in currencies other than sterling. The income statement and other period statements of the Group’s overseas operations are translated at average rates of exchange for the period. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the period end.
The rates of exchange to sterling for the currencies which principally affected the Group’s results were as follows:

	6 Months to	6 Months to	Year to
	31 Mar 2006	31 Mar 2005	30 Sep 2005
Average rates:
– US dollar	1.75	1.88	1.85
– Australian dollar	2.36	2.45	2.41
– Japanese yen	204.84	197.40	198.20
– South African rand	11.10	11.31	11.54

Period end rates:
– US dollar	1.73	1.89	1.77
– Australian dollar	2.43	2.44	2.32
– Japanese yen	204.66	202.11	200.51
– South African rand	10.69	11.76	11.25

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
3.     Segmental information
a)     Revenue, by business and geography, for the six months to 31 March 2006 was as follows:

	6 Months to 31 Mar 2006			6 Months to 31 Mar 2005			Year to 30 Sep 2005

			Total			Total			Total
		Share of	Revenue			Revenue			Revenue
		Revenue	Including		Share of	Including		Share of	Including
		of	Share		Revenue of	Share		Revenue of	Share
		Joint	of Joint		Joint	of Joint		Joint	of Joint
		Ventures	Ventures		Ventures	Ventures		Ventures	Ventures
	Group	and	and	Group	and	and	Group	and	and
	Revenue	Associates	Associates	Revenue	Associates	Associates	Revenue	Associates	Associates
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Business analysis:
Process Gas Solutions	659.1	192.1	851.2	546.2	156.7	702.9	1,126.7	339.6	1,466.3
Industrial and Special Products	806.5	129.9	936.4	722.3	115.8	838.1	1,469.2	252.5	1,721.7
BOC Edwards	334.5	108.9	443.4	305.5	100.1	405.6	625.5	200.5	826.0
Afrox hospitals	—	47.5	47.5	221.7	9.9	231.6	217.4	57.7	275.1
Gist	186.7	—	186.7	153.0	—	153.0	315.9	—	315.9

	1,986.8	478.4	2,465.2	1,948.7	382.5	2,331.2	3,754.7	850.3	4,605.0

Geographical analysis:
Europe	717.8	—	717.8	645.3	—	645.3	1,300.8	—	1,300.8
Americas	591.8	115.2	707.0	502.2	78.8	581.0	1,040.4	181.7	1,222.1
Africa	184.3	47.5	231.8	371.2	9.9	381.1	528.3	57.7	586.0
Asia	265.6	261.7	527.3	224.9	247.5	472.4	455.1	497.1	952.2
South Pacific	227.3	54.0	281.3	205.1	46.3	251.4	430.1	113.8	543.9

	1,986.8	478.4	2,465.2	1,948.7	382.5	2,331.2	3,754.7	850.3	4,605.0

b)     Revenue, by business and geography, for the three months to 31 March 2006 was as follows:

	3 Months to 31 Mar 2006			3 Months to 31 Mar 2005

			Total			Total
			Revenue			Revenue
		Share of	Including		Share of	Including
		Revenue of	Share		Revenue of	Share
		Joint	of Joint		Joint	of Joint
		Ventures	Ventures		Ventures	Ventures
	Group	and	and	Group	and	and
	Revenue	Associates	Associates	Revenue	Associates	Associates
	£ million	£ million	£ million	£ million	£ million	£ million

Business analysis:
Process Gas Solutions	334.8	86.8	421.6	274.1	75.4	349.5
Industrial and Special Products	412.0	62.8	474.8	353.4	54.6	408.0
BOC Edwards	176.3	53.2	229.5	152.7	48.7	201.4
Afrox hospitals	—	25.0	25.0	114.5	5.1	119.6
Gist	90.2	—	90.2	73.4	—	73.4

	1,013.3	227.8	1,241.1	968.1	183.8	1,151.9

Geographical analysis:
Europe	358.1	—	358.1	325.6	—	325.6
Americas	305.5	48.6	354.1	249.1	36.6	285.7
Africa	95.1	25.0	120.1	186.3	5.1	191.4
Asia	141.3	129.2	270.5	106.0	121.7	227.7
South Pacific	113.3	25.0	138.3	101.1	20.4	121.5

	1,013.3	227.8	1,241.1	968.1	183.8	1,151.9

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

c)	Group operating profit and total adjusted operating profit by business for the 6 months to 31 March 2006 were as follows:

	6 Months to 31 Mar 2006

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Process Gas Solutions	79.6	(9.5)	26.8	115.9
Industrial and Special Products	135.5	(2.1)	12.1	149.7
BOC Edwards	5.5	(3.5)	17.5	26.5
Afrox hospitals	—	—	8.2	8.2
Gist	13.8	(0.2)	—	14.0
Corporate	(25.5)	(14.6)	—	(10.9)

	208.9	(29.9)	64.6	303.4

	6 Months to 31 Mar 2005

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Process Gas Solutions	74.7	—	25.0	99.7
Industrial and Special Products	137.6	10.5	14.4	141.5
BOC Edwards	4.4	—	15.4	19.8
Afrox hospitals	118.7	91.1	2.7	30.3
Gist	12.2	—	—	12.2
Corporate	(12.4)	—	—	(12.4)

	335.2	101.6	57.5	291.1

	Year to 30 Sep 2005

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Process Gas Solutions	155.0	—	51.6	206.6
Industrial and Special Products	281.4	23.7	32.0	289.7
BOC Edwards	(13.8)	(22.8)	32.1	41.1
Afrox hospitals	116.2	89.1	10.0	37.1
Gist	24.6	—	—	24.6
Corporate	(32.9)	—	—	(32.9)

	530.5	90.0	125.7	566.2

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

d)	Group operating profit and total adjusted operating profit by business for the three months to 31 March 2006 were as follows:

	3 Months to 31 Mar 2006

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Process Gas Solutions	41.4	(3.9)	14.0	59.3
Industrial and Special Products	66.9	(2.1)	5.3	74.3
BOC Edwards	2.4	(3.5)	9.1	15.0
Afrox hospitals	—	—	3.7	3.7
Gist	5.4	(0.2)	—	5.6
Corporate	(20.2)	(14.7)	—	(5.5)

	95.9	(24.4)	32.1	152.4

	3 Months to 31 Mar 2005

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Process Gas Solutions	37.1	—	13.1	50.2
Industrial and Special Products	70.3	10.5	7.5	67.3
BOC Edwards	2.6	—	7.2	9.8
Afrox hospitals	107.3	91.1	1.5	17.7
Gist	6.1	—	—	6.1
Corporate	(7.5)	—	—	(7.5)

	215.9	101.6	29.3	143.6

e)	Group operating profit and total adjusted operating profit by geography for the six months to 31 March 2006 were as follows:

	6 Months to 31 Mar 2006

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Europe	50.5	(19.4)	—	69.9
Americas	49.0	(3.7)	11.6	64.3
Africa	35.0	(1.4)	8.3	44.7
Asia	29.0	(5.3)	43.7	78.0
South Pacific	45.4	(0.1)	1.0	46.5

	208.9	(29.9)	64.6	303.4

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	6 Months to 31 Mar 2005

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Europe	77.5	—	—	77.5
Americas	44.4	10.5	11.1	45.0
Africa	146.8	91.1	2.7	58.4
Asia	27.0	—	41.7	68.7
South Pacific	39.5	—	2.0	41.5

	335.2	101.6	57.5	291.1

	Year to 30 Sep 2005

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Europe	142.4	(5.6)	—	148.0
Americas	80.8	6.5	25.9	100.2
Africa	169.4	89.1	10.4	90.7
Asia	55.6	—	79.6	135.2
South Pacific	82.3	—	9.8	92.1

	530.5	90.0	125.7	566.2

f)	Group operating profit and total adjusted operating profit by geography for the three months to 31 March 2006 were as follows:

	3 Months to 31 Mar 2006

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Europe	15.3	(18.6)	—	33.9
Americas	28.7	(0.6)	6.2	35.5
Africa	15.1	(1.4)	3.7	20.2
Asia	15.4	(3.7)	22.4	41.5
South Pacific	21.4	(0.1)	(0.2)	21.3

	95.9	(24.4)	32.1	152.4

	3 Months to 31 Mar 2005

		Adjusted for	Share of
		Exceptional and	Adjusted	Total
	Group	Certain	Operating Profit	Adjusted
	Operating	Re-measurement	of Joint Ventures	Operating
	Profit	Items	and Associates	Profit
	£ million	£ million	£ million	£ million

Europe	36.1	—	—	36.1
Americas	27.7	10.5	5.9	23.1
Africa	119.1	91.1	1.5	29.5
Asia	14.4	—	21.4	35.8
South Pacific	18.6	—	0.5	19.1

	215.9	101.6	29.3	143.6

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

4.	Exceptional and certain re-measurement items

	6 Months to	6 Months to	Year to
	31 Mar 2006	31 Mar 2005	30 Sep 2005
	£ million	£ million	£ million

Included within operating profit:
Costs of proposed take-over	(16.8)	—	—
Restructuring	(5.3)	—	(22.8)
Profit on disposal of businesses	—	91.1	102.3
Profit on disposal of investments	—	10.5	10.5
IAS 39 fair value movements and hedge ineffectiveness on financial instruments relating to operating activities	(7.8)	—	—

	(29.9)	101.6	90.0

Included within finance costs and finance income:
Foreign exchange on non-permanent intercompany loans	3.1	2.3	8.3
IAS 39 fair value movements and hedge ineffectiveness on financial instruments relating to financing activities	5.1	—	—

	8.2	2.3	8.3

Included within share of post tax profits of joint ventures and associates:
IAS 39 fair value movements and hedge ineffectiveness on financial instruments relating to operating activities	(0.6)	—	—

	(0.6)	—	—

Total exceptional and certain re-measurement items	(22.3)	103.9	98.3

Costs of proposed take-over are those costs arising directly as a result of the pre-conditional offer from Linde.
Restructuring costs of £5.3 million includes continuation of the BOC Edwards’ restructuring programme started last year.
Following the adoption of IAS 39 (Financial instruments: Recognition and measurement), with effect from 1 October 2005, fair value movements relating to financial instruments (including embedded derivatives) recorded at fair value that are not in hedging relationships, and hedge ineffectiveness on financial instruments, are recognised in the income statement. These items are reported in ‘exceptional and certain re-measurement items’ to help provide the user of the information with a better understanding of the underlying business performance.
For the same reason, foreign exchange gains and losses on non-permanent intercompany loans, which under IAS 21 (The effects of changes in foreign exchange rates) are recognised in the income statement, are also reported as ‘exceptional and certain re-measurement items’.

5.	Earnings per share

	6 Months to	6 Months to	Year to
	31 Mar 2006	31 Mar 2005	30 Sep 2005
	pence	pence	pence

Statutory earnings per share:
— Basic	32.9	43.7	75.5
— Diluted	32.6	43.6	75.3
Adjusted earnings per share:
— Basic	36.6	33.6	67.8
— Diluted	36.3	33.5	67.6

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

	6 Months to	6 Months to	Year to
	31 Mar 2006	31 Mar 2005	30 Sep 2005
	£ million	£ million	£ million

Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the period	165.0	216.1	373.8
Adjustment for exceptional and certain re-measurement items	18.5	(50.2)	(38.1)

Adjusted earnings attributable to ordinary shareholders for the period	183.5	165.9	335.7

	6 Months to	6 Months to	Year to
	31 Mar 2006	31 Mar 2005	30 Sep 2005
	million	million	million

Average number of 25p ordinary shares:
Average issued share capital	507.1	499.5	500.4
Less: average own shares held in trust	(5.0)	(5.3)	(5.4)

Basic	502.1	494.2	495.0
Add: dilutive share options	3.9	1.1	1.6

Diluted	506.0	495.3	496.6

6.	Tax

	6 Months to	6 Months to	Year to
	31 Mar 2006	31 Mar 2005	30 Sep 2005
	£ million	£ million	£ million

Profit before tax	241.5	354.0	577.1
Share of tax and minority interest of joint ventures and associates	15.3	13.0	29.7

Total profit before tax	256.8	367.0	606.8
Total exceptional and certain re-measurement items	22.5	(103.9)	(98.3)

Total adjusted profit before tax	279.3	263.1	508.5

Tax	59.1	75.6	134.1
Share of tax of joint ventures and associates	14.3	13.0	29.7

Total tax	73.4	88.6	163.8
Tax on total exceptional and certain re-measurement items	3.4	(17.7)	(31.8)

Total adjusted tax	76.8	70.9	132.0

Effective rate of total tax on total profit before tax	28.6%	24.1%	27.0%

Effective rate of total adjusted tax on total adjusted profit before tax	27.5%	26.9%	26.0%

Overseas tax included in total tax	61.8	71.3	137.9

7.	Net borrowings
The Group’s net borrowings comprise:

	At 31 Mar 2006	At 31 Mar 2005	At 30 Sep 2005
	£ million	£ million	£ million

Cash and deposits	512.9	334.6	191.0
Borrowings repayable within one year	(680.3)	(239.9)	(259.2)
Borrowings repayable in more than one year	(682.1)	(872.9)	(771.5)

Net borrowings	(849.5)	(778.2)	(839.7)

Following the adoption of IAS 39 (Financial instruments: Recognition and measurement) with effect from 1 October 2005, accrued interest payable on borrowings is recognised as part of borrowings rather than as a separate liability. The amount of interest payable included within net borrowings above at 31 March 2006 was £ 26.9 million.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP
Following the adoption of IAS 32 (Financial instruments: Disclosure and presentation) with effect from 1 October 2005, cash and deposits can only be offset with borrowings when there is both a legally enforceable right to offset the asset and liability and where there is the intention to settle on a net basis. This is a presentational issue only and has no impact on the overall liabilities or the finance costs of the Group.

8.	Movement in total equity

	6 Months to	6 Months to	Year to
	31 Mar 2006	31 Mar 2005	30 Sep 2005
	£million	£million	£million

Total recognised income and expense for the period	304.3	259.5	532.2
Dividends to equity shareholders	(81.6)	(78.6)	(204.1)
Dividends to minority shareholders	(7.5)	(7.6)	(67.4)

	215.2	173.3	260.7
Shares issued	99.0	14.2	32.6
Consideration paid for the purchase of own shares held in an ESOP trust	(14.7)	(7.1)	(8.2)
Consideration received for the sale of own shares held in an ESOP trust	21.2	2.2	4.0
Acquisition of minority interests	—	(72.6)	(76.7)
Capital contributions by/ (repayments to) minority shareholders in subsidiaries	5.7	4.2	(18.8)

Net increase in total equity for the period	326.4	114.2	193.6

Total equity — at 1 October as previously reported	2,040.4	1,846.8	1,846.8
Adoption of IAS 32 and IAS 39	0.2	—	—

Total equity — at 1 October including IAS 32 and IAS 39	2,040.6	1,846.8	1,846.8

Total equity — at period end	2,367.0	1,961.0	2,040.4

Attributable to:
Equity shareholders	2,236.2	1,779.9	1,930.1
Minority interests	130.8	181.1	110.3

	2,367.0	1,961.0	2,040.4

9.	Contingent liabilities
There has been no material change in contingent liabilities and legal proceedings since 30 September 2005.

PART FOUR: FINANCIAL INFORMATION ON THE BOC GROUP

10.	Reconciliation of equity from UK GAAP to IFRS at 31 March 2005
The transition to IFRS had the following impact on equity at 31 March 2005

At 31 Mar 2005
£ million

Total capital and reserves — UK GAAP	1,919.5
Goodwill	49.0
Share based payments	3.6
Pensions	(31.5)
Short-term employee benefits	(7.3)
Development costs	5.3
Deferred taxation	(39.6)
Adjustment on disposal of subsidiary	68.3
Other	(6.3)

Total IFRS adjustments	41.5

Total equity IFRS restated	1,961.0

PART FIVE: INFORMATION FOR BOC ADS HOLDERS
Key Dates for BOC ADS Holders

ADR Record Date	Monday 24 July 2006
Latest date and time for receipt by the Depositary of completed ADS Voting Instruction Cards from registered holders of BOC ADSs(1)	3:00 p.m. (New York time) on Friday 11 August 2006
Court Meeting	2:00 p.m. (London time) on Wednesday 16 August 2006
EGM	2:15 p.m. (London time) on Wednesday 16 August 2006
Last day of dealings in, and for registration of transfers of, BOC ADSs	Monday 4 September 2006
Dealings in BOC ADSs suspended(2)	5:00 p.m. (New York time) on Monday 4 September 2006
Effective Date of the Scheme	Tuesday 5 September 2006

(1)	If you hold your BOC ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your BOC ADSs if you wish to provide voting instructions.

(2)	Dealings in BOC ADSs will be suspended with effect from close of business (New York time) on this date, which is the same date on which dealings in BOC Shares will be suspended with effect from close of business (London time).
1.  Voting by BOC ADS Holders
BOC ADS holders will find enclosed with this document an ADS Voting Instruction Card for use in respect of the Court Meeting and the EGM and a reply-paid envelope for the return of the ADS Voting Instruction Card. Pursuant to the Deposit Agreement, the Depositary will, upon receiving the completed ADS Voting Instruction Cards from holders of BOC ADSs registered at the ADR Record Date, endeavour to vote, or cause to be voted, at the Court Meeting and the EGM, the number of BOC Shares represented by such BOC ADSs in accordance with the instructions of the registered owner of such BOC ADSs.
In order to permit the timely exercise by the Depositary of such voting rights, please complete and sign the enclosed ADS Voting Instruction Card and return it in the enclosed envelope in accordance with the instructions printed on it as soon as possible, and in any event so as to be received by JP Morgan Chase Bank, N.A., P.O. Box 3500, South Hackensack, New Jersey 07606-3500, United States by 3:00 p.m. (New York time) on Friday 11 August 2006. If you hold your BOC ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your BOC ADSs if you wish to vote.
It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of BOC Shareholders’ opinion. You are strongly encouraged to sign and return your ADS Voting Instruction Card as soon as possible and in any event by the time and date set out above to instruct the Depositary as to how to vote the BOC Shares represented by your BOC ADSs. As a holder of BOC ADSs, you may only vote in person at the Court Meeting or the EGM if you become a registered holder of BOC Shares by arranging for the surrender of your BOC ADSs in accordance with the terms and conditions of the Deposit Agreement.
If the Scheme becomes effective, the Depositary will provide registered holders of BOC ADSs with the information regarding how to surrender their BOC ADSs.
If you require assistance in completing the ADS Voting Instruction Card, please telephone the Depositary toll-free on 1-800-990-1135 (from within the US) or on 1-201-680-6630 (from outside the US) between 8:30 a.m. and 5:30 p.m. (New York time) Monday to Friday (except US public holidays).

PART FIVE: INFORMATION FOR BOC ADS HOLDERS
2.  Available Information
BOC is currently subject to the informational requirements of the US Exchange Act, and, in accordance therewith, files reports and other information with the SEC. Reports and other information filed by BOC with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC’s website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.
3.  Delisting and De-registration; Termination of ADR Program; Settlement
Based on the expected timetable set out above, the last day of dealings in, and for registration of transfers of, BOC ADSs is expected to be Monday 4 September 2006. No transfers of BOC ADSs will be registered after the close of business (New York time) on this date.
Following the Effective Date, the BOC ADSs will be delisted from the New York Stock Exchange and the BOC ADSs and the underlying BOC Shares will be deregistered with the SEC. BOC’s SEC reporting obligations will be suspended shortly after the Effective Date upon the filing of the required forms with the SEC, and BOC’s SEC reporting and other obligations will terminate upon the deregistration becoming effective 90 days thereafter.
In addition, pursuant to the Notice of Termination which is being sent to holders of BOC ADSs with this document, the Deposit Agreement through which the ADS program is operated will be terminated on the Effective Date. The Notice of Termination is conditional on the Scheme becoming effective.
On the Effective Date, the BOC Shares underlying the BOC ADSs will be cancelled and the consideration for such BOC Shares will be delivered to the Depositary, as a Scheme Shareholder, within 14 days after the Effective Date and will be converted into US dollars by the Depositary pursuant to the terms and conditions of the Deposit Agreement. Holders of BOC ADSs will be required to surrender their BOC ADSs for cancellation in order to receive their entitlement under the Scheme. Following the Effective Date, the Depositary will mail a notice to registered holders of BOC ADSs regarding their entitlement under the Scheme and the mechanics of the exchange of the BOC ADSs.
4.  US Taxation
Holders of BOC ADSs should also read Part Eight of this document which contains a description of certain US federal income tax consequences of the Scheme.
5.  Helpline
If you have any questions about this document, the Court Meeting, the EGM or the Offer, please call the BOC Shareholder helpline between 8:30 a.m. and 5:30 p.m. (London time) Monday to Friday (except UK public holidays) on +44 1903 276 342. Calls will be charged at international rates. Please note that calls may be monitored or recorded and the helpline cannot provide financial advice or advice on the merits of the Offer.

PART SIX: SUMMARY OF THE TERMS OF THE LOAN NOTES
The QCB Loan Notes and the Non QCB Loan Notes will be created by a resolution of the Executive Board of Linde (or a duly authorised committee thereof) and will each be constituted by a Loan Note Instrument executed as a deed by Linde. The issue of the Loan Notes will be conditional on the Scheme becoming effective in accordance with its terms. Linde reserves the right not to issue the Loan Notes where valid elections are received for an aggregate of less than £20 million in nominal value of Loan Notes by the Loan Note Deadline. If insufficient elections are received, any such elections received shall, unless Linde decides otherwise, be void and Scheme Shareholders electing for the Loan Note Alternative will instead receive cash in accordance with the terms of the Offer. The Loan Notes will be transferable but no application will be made for them to be listed or dealt in on any stock exchange. If Linde elects to implement the Offer by making a takeover offer, the Loan Notes will not be transferable. The QCB Loan Note Instrument will contain provisions, among other things, to the effect set out below.
1.  Form and status
The QCB Loan Notes will be issued by Linde in registered form, credited as fully paid, in integral multiples of £1.00 nominal value. They will be cash collateralised. All fractional entitlements to the Loan Notes will be disregarded and will not be issued to persons otherwise electing to receive them. The QCB Loan Note Instrument will not contain any restrictions on borrowings, disposals or charging of assets by Linde.
2.  Interest

2.1	Interest on the QCB Loan Notes will be calculated on the basis of a 365-day year (or, in the case of an interest payment date falling in a leap year, a 366-day year) and the actual number of days elapsed in that interest period. Interest will be payable by twice yearly instalments in arrear on 30 June and 31 December in each year or, if such date is not a Business Day, on the next following Business Day (each an “interest payment date”) in respect of the interest periods (as defined below) ending on (and including) the day immediately before those interest payment dates except that the first interest payment on the Loan Notes, which will be made on 30 June 2007 or, if such date is not a Business Day, the next following Business Day (the “first interest payment date”), will be in respect of the period from (and including) the date of issue of the relevant QCB Loan Notes to (and including) the day immediately before the first interest payment date. Each of the periods from (and including) the date of issue of the relevant QCB Loan Notes to (and including) the day immediately before the first interest payment date and from (and including) the first interest payment date or any subsequent interest payment date to (and including) the day immediately before the next following interest payment date is called an “interest period”.

2.2	The rate of interest on the QCB Loan Notes for each Interest Period will be the rate per annum calculated by Linde to be 0.75 per cent. below LIBOR.
3.  Repayment

3.1	Each holder of QCB Loan Notes (a “QCB Noteholder”) may, by notice, require Linde to repay all (whatever the amount) or some (being £1,000 in nominal amount or any integral multiple of that amount) of the QCB Loan Notes held by him or her on any relevant interest payment date falling on or after 30 June 2007 at their principal amount together with accrued interest up to (but excluding) the relevant date of repayment. A notice may be given at any time and from time to time and, once given, may not be revoked. The notice must be in writing and must be sent to Linde’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, England, (in the form set out on the QCB Loan Note Certificate) so as to be received not later than thirty (30) days prior to the relevant interest payment date.

3.2	Unless previously repaid, redeemed or purchased and cancelled, Linde will redeem the QCB Loan Notes on 31 December 2013 (or, if such date is not a Business Day, on the next following Business Day) in full at par together with accrued interest up to (but excluding) the date of repayment.

3.3	If, at any time, the aggregate nominal amount of all the outstanding QCB Loan Notes and all the outstanding Non QCB Loan Notes is less than £5 million, Linde may, on giving to the remaining QCB Noteholders not less than thirty (30) days’ notice in writing expiring on 30 June 2007 or any subsequent interest payment date, redeem all (but not some only) of the outstanding Loan Notes at their principal amount together with accrued interest up to (but excluding) the date of repayment.

PART SIX: SUMMARY OF THE TERMS OF THE LOAN NOTES

4.	Repayment on default; acceleration

4.1	Each QCB Noteholder shall be entitled to require all the QCB Loan Notes held by him or her to be repaid immediately by Linde at par together with accrued interest if:

(a)	any principal or interest on any of the QCB Loan Notes held by that QCB Noteholder shall fail to be paid in full within thirty (30) days of the time at which Linde is required to make payment in respect of the relevant amount; or

(b)	Linde fails to perform or observe any of its other material obligations under the QCB Loan Notes and (except in the case of a failure to observe a payment obligation) such failure continues for a period of thirty (30) days after written notice thereof has been given by the relevant QCB Noteholder; or

(c)	an encumbrancer takes possession of, or a trustee, receiver, administrator or similar officer is appointed or an administration order is made in respect of Linde, or in respect of the whole or a substantial part of the undertaking of Linde, or any directly analogous proceedings in a relevant jurisdiction occur and such person has not been paid out or discharged within thirty (30) days; or

(d)	an order is made or an effective resolution is passed for the winding-up or dissolution of Linde or any directly analogous proceedings in a relevant jurisdiction occur (other than for the purposes of a reconstruction or an amalgamation or a members’ voluntary winding up).

4.2	Linde shall notify the QCB Noteholders forthwith of the occurrence of any of the events described in paragraphs 4.1 (b), (c) or (d) above.
5.  Purchase and cancellation
Linde may at any time after six months after the date of issue of the QCB Loan Notes purchase any of the QCB Loan Notes at any price by tender (available to all QCB Noteholders alike), private treaty or otherwise, at any price agreed with the relevant QCB Noteholder(s).
6.  Substitution of principal debtor

6.1	The QCB Loan Notes will contain provisions entitling Linde, without the consent of the QCB Noteholders, to:

(a)	substitute any other member or members of the Linde Group as the principal debtor or debtors under the QCB Loan Note Instrument in respect of all or any of the QCB Loan Notes; or

(b)	require all, or any, of the QCB Noteholders to exchange the QCB Loan Notes for loan notes of the same principal value issued on the same terms mutatis mutandis by any other member or members of the Linde Group.

6.2	If Linde exercises its power of substitution or exchange as described above and any withholding or deduction is required to be made from any payment under the Loan Notes (whether for or on account of UK tax or otherwise) which would not have been required had the substitution or exchange not occurred, the holders of the QCB Loan Notes will be paid an additional amount so as to ensure that after the withholding or deduction has been made they will receive the amount they would have received had no such withholding or deduction been made.
7.  Registration and transfer

7.1	A QCB Noteholder may (subject to certain exceptions) transfer his or her entire holding of QCB Loan Notes or may transfer QCB Loan Notes in amounts or integral multiples of £1,000.

7.2	No assignment, transfer, sale or other disposal of any holding of QCB Loan Notes will be registered during the twenty-one (21) days preceding an interest payment date or a date by which a payment in respect of interest or principal is required to be made by Linde.
8.  Taxation

8.1	Payments made under the terms of the QCB Loan Notes will be made after deduction or withholding for or on account of any present or future tax required by law to be deducted or withheld therefrom.

PART SIX: SUMMARY OF THE TERMS OF THE LOAN NOTES

Unless the obligation to deduct or withhold such amount is imposed as a result of a substitution or exchange as described in paragraph 6 above, the terms of the QCB Loan Notes do not provide for any additional amounts to be payable to QCB Noteholders.

8.2	Linde (or any person by or through whom the relevant payment is made) shall be entitled to deduct from any payment made pursuant to the terms of the QCB Loan Notes an amount equal to any tax for which Linde (or any person by or through whom the payment is made) is assessable as a result of it having failed to make a deduction or withholding of an amount for or on account of any tax from any previous payment to the same QCB Noteholder which was required by law provided that where the QCB Noteholder is a nominee for beneficiaries and Linde (or the person by or through whom the relevant payment is made) is assessable as a result of its having failed to make a deduction or withholding of an amount from any previous payment made on QCB Loan Notes held for a particular beneficiary, Linde (or the person by or through whom the relevant payment is made) shall only be entitled to deduct such amounts from any payment on QCB Loan Notes held for the same beneficiary.

8.3	The beneficial owners of QCB Loan Notes will be asked to provide a declaration that they are not resident in Germany for tax purposes and that they do not have a taxable presence in Germany. If this declaration is given, the terms of the QCB Loan Notes will provide that Linde will not deduct German tax from payments made under the QCB Loan Notes unless there is a change of German law, Linde is specifically directed to make payments after deduction of German tax by a German tax authority or unless the declaration is not, or ceases to be, correct. Linde will be obliged to challenge any direction from a German tax authority that it must deduct German tax from payments made under the QCB Loan Notes unless Linde is advised that such a challenge is more likely than not to be unsuccessful.
9.  Modification
The provisions of the QCB Loan Note Instrument and the rights of the QCB Noteholders are subject to modification, abrogation or compromise in any respect with the sanction of an extraordinary resolution of the QCB Noteholders by a majority consisting of not less than 75 per cent. of the votes cast and with the consent of Linde. Linde may amend the provisions of the QCB Loan Note Instrument without the sanction or consent of an extraordinary resolution of the QCB Noteholders, if, in the written opinion of a financial adviser to Linde, such amendment would not be prejudicial to the interests of the QCB Noteholders or is of a formal, minor or technical nature or to correct an obvious error. Any opinion of the financial adviser in this regard shall be arrived at in its absolute discretion and no liability shall attach to it in respect thereof.
10. Trustee
Until such time as the QCB Loan Notes have been repaid in full, there shall at all times be deposited in a bank account charged in favour of a security trustee for the holders of the QCB Loan Notes, the then outstanding amount of the QCB Loan Notes (including accrued but unpaid interest).
11. Currency
The amount payable by way of principal on repayment of any of the QCB Loan Notes shall be payable in sterling.
12. Governing law
The QCB Loan Notes and the QCB Loan Note Instrument will be governed by, and construed in accordance with English law.
13. Non QCB Loan Notes
The Non QCB Loan Notes will bear those terms detailed above in relation to the QCB Loan Notes, mutatis mutandis, save as detailed below:
On a redemption by Linde on the final redemption date, Linde may, if it so elects by notice in writing to Non QCB Noteholders giving not less than thirty (30) days’ written notice, pay to each Non QCB Noteholder in lieu of and in satisfaction of the principal amount of Loan Notes to be redeemed an amount of US dollars equal to the amount in US dollars that the sterling amount equal to the principal amount of Loan Notes to be redeemed could have purchased on the date being fourteen (14) days before 31 December 2013 (at the

PART SIX: SUMMARY OF THE TERMS OF THE LOAN NOTES
spot rate for the purchase of US dollars with sterling certified by Linde as prevailing at 11:00 a.m. (London time), on that day (or, if such day is not a Business Day, the next following Business Day) or as soon as practicable thereafter.
14. Offer restriction
The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the United States or of Canada, Australia, Japan, Malaysia or New Zealand and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, Loan Notes are not being, and, unless permitted by applicable law and regulation, may not be, offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia, Japan, Malaysia or New Zealand or to, or for the account or benefit of, any Restricted Overseas Person.
15. No Recommendation
The BOC Directors cannot and do not give any advice or recommendation to BOC Shareholders as to whether, or to what extent, they should elect for the Loan Note Alternative in connection with the Scheme. Whether to elect for the Loan Note Alternative is a matter for each BOC Shareholder to decide and will be influenced by their individual financial and tax circumstances. BOC Shareholders should seek advice from their own independent financial and/or tax advisers if they are in any doubt as to the action they should take.

PART SEVEN: NOTES ON ELECTING FOR THE LOAN NOTE ALTERNATIVE
If you wish to elect for the Loan Note Alternative, and provided you are not a Restricted Overseas Person, you must complete the green Loan Note Form of Election in respect of your holding of Scheme Shares (including Section C relating to German withholding tax) and send it by post to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London, EC4R 0AX, together with your share certificate(s) and/or other document(s) of title, to be received by the Registrars by the Loan Note Deadline. A reply-paid envelope for use within the UK is provided for this purpose.
If your Scheme Shares are held in CREST, in addition to completing and returning the Loan Note Form of Election, you should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a transfer to escrow (“TTE”) instruction to CRESTCo in accordance with the instructions set out in paragraph 2 below.
Please telephone the BOC Shareholder helpline on 0845 600 0301 between 8:30 a.m. and 5:30 p.m. (London time) Monday to Friday (except UK public holidays), or, if telephoning from outside the UK, on +44 1903 276 342, if you need further copies of the Loan Note Form of Election or if you have any questions relating to the Loan Note Form of Election (including Section C relating to German withholding tax) or sending a TTE instruction through CREST.
Overseas Persons should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.
1.  Return of Loan Note Form of Election
To elect to receive the Loan Note Alternative, Scheme Shareholders should complete and return a green Loan Note Form of Election. You must sign the relevant box in Section E of the Loan Note Form of Election in the presence of a witness who should also sign in accordance with the instructions printed thereon.
If your Scheme Shares are in certificated form, your share certificate(s) and/or other document(s) of title should be returned along with your completed and signed Loan Note Form of Election. If you cannot send your share certificate(s) or other documents of title with the Loan Note Form of Election, by signing Section E you will be giving an indemnity to Linde and the Registrars in relation to such share certificate(s)/documents of title.
A completed Loan Note Form of Election (together, where relevant, with your share certificate(s) and/or other document(s) of title) should be signed and witnessed in accordance with the instructions printed thereon and returned by post to Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible, but in any event so as to be received no later than the Loan Note Deadline. A reply-paid envelope for use in the UK only is enclosed for this purpose. No acknowledgement of receipt of documents will be given. A valid election for the Loan Note Alternative will be irrevocable once it has been made. The instructions printed on the Loan Note Form of Election will be deemed to form part of the terms of the Scheme.
If you elect to receive the Loan Note Alternative, you will be deemed to have given the representations and warranties contained in Notes 2 and 4 of the Loan Note Form of Election. Any person electing for the Loan Note Alternative who is unable to give the representations and warranties contained in Notes 2 and 4 of the Loan Note Form of Election may be deemed not to have made a valid election under the Loan Note Alternative. Linde and its agents reserve the right in their sole discretion to reject any Loan Note Form of Election they believe violates any applicable law.
If any Loan Note Form of Election is received after the Loan Note Deadline or is received before the Loan Note Deadline but is not valid or complete in all respects as at such time and date, such election shall, for all purposes, be void and the person purporting to make such election shall not, for any purpose, be entitled to receive any Loan Notes under the Loan Note Alternative but shall receive cash as if such person had not elected for the Loan Note Alternative.
2.  Submitting a TTE instruction (for holders of Scheme Shares in uncertificated form — that is, in CREST)
If your Scheme Shares are in uncertificated form, in addition to completing and returning the Loan Note Form of Election, you should take (or procure to be taken) the action set out below to transfer the Scheme

PART SEVEN: NOTES ON ELECTING FOR THE LOAN NOTE ALTERNATIVE
Shares in respect of which you wish to elect for the Loan Note Alternative to an escrow balance, using a TTE instruction specifying Lloyds TSB Registrars (in its capacity as a CREST participant under Lloyds TSB Registrars’ participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the TTE instruction settles no later than the Loan Note Deadline.
If you are a CREST personal member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm the details of your participant ID and the member account ID under which your Scheme Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Scheme Shares. You should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo’s specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

•	the corporate action number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details on screen in CREST;

•	the ISIN number for the Scheme Shares. This is GB0001081206;

•	the number of Scheme Shares to be transferred to an escrow balance. This is the number of Scheme Shares in respect of which you wish to elect for the Loan Note Alternative;

•	your member account ID. This must be the same member account ID as the member account ID that appears at the top of your Loan Note Form of Election;

•	your participant ID. This must be the same participant ID as the participant ID that appears at the top of your Loan Note Form of Election;

•	the participant ID of the escrow agent, Lloyds TSB Registrars, in its capacity as a CREST Receiving Agent. This is “2RA81”;

•	the member account ID of the escrow agent. This is “RA243801”;

•	your Form of Election reference number. This is the reference number that appears in the top right corner of your Loan Note Form of Election. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Lloyds TSB Registrars to match the TTE instruction to your Loan Note Form of Election. You should keep a separate record of this reference number for future reference;

•	the intended settlement date. This should be as soon as possible and in any event not later than the Loan Note Deadline;

•	the TTE instruction should be inputted with CREST standard delivery instruction priority of 80; and

•	a contact name and telephone number should be inputted in the shared note field of the TTE instruction.
After settlement of the TTE instruction, you will not be able to access the Scheme Shares concerned in CREST for any transaction or for charging purposes. If the Scheme becomes effective in accordance with its terms, the escrow agent will transfer the Scheme Shares concerned to Linde. You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Loan Note Form of Election relates to only one TTE instruction.
If no Loan Note Form of Election reference number, or an incorrect Loan Note Form of Election reference number, is included on the TTE instruction, Linde may treat any amount of Scheme Shares transferred to an escrow balance in favour of the escrow agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Loan Note Form of Election which relates to the same member account ID and participant ID (up to the amount of Scheme Shares inserted or deemed to be inserted on the Loan Note Form of Election concerned).
You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Scheme Shares to settle prior to the Loan

PART SEVEN: NOTES ON ELECTING FOR THE LOAN NOTE ALTERNATIVE
Note Deadline. In this connection, you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
Please note that, if you elect for the Loan Note Alternative in respect of Scheme Shares which are held in CREST and if you fail to give the TTE instruction to settle prior to the Loan Note Deadline in accordance with the instructions set out above, your election for the Loan Note Alternative will be invalid and you will receive cash as if you had not elected for the Loan Note Alternative.
3.  Other provisions relating to the Loan Note Alternative

3.1	Without prejudice to any other provisions of this Part Seven, Linde reserves the right (subject to the terms of the Offer and the provisions of the City Code) to treat as valid in whole or in part any election for the Loan Note Alternative which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. However, in that event, no Loan Notes will be issued in respect of such election under the Loan Note Alternative until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Linde have been received.

3.2	The Loan Note Form of Election and all elections thereunder, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a Scheme Shareholder and Linde or the Registrars shall be governed by and interpreted in accordance with English law.

3.3	Execution of a Loan Note Form of Election by or on behalf of a Scheme Shareholder will constitute his or her agreement that the courts of England are (subject to paragraph 3.4 below) to have non-exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of the legal relationships established by the Loan Note Form of Election or otherwise arising in connection with the Scheme and the Loan Note Alternative, and for such purposes that he/she irrevocably submits to the jurisdiction of the English courts.

3.4	Execution of the Loan Note Form of Election by or on behalf of a Scheme Shareholder will constitute his or her agreement that the agreement in paragraph 3.3 above is included for the benefit of Linde, the Registrars and/or its or their respective agents and, accordingly, notwithstanding the agreement in paragraph 3.3 above, each of Linde, the Registrars and/or its or their respective agents shall retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the electing shareholder irrevocably submits to the jurisdiction of the courts of any such country.

3.5	All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this document or in the Loan Note Form of Election are given by way of security for the performance of the obligations of the Scheme Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with section 4 of the Powers of Attorney Act 1971) except as required by law or as determined by the Panel in accordance with the City Code.

3.6	No acknowledgement of receipt of any Loan Note Form of Election, TTE instruction, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of Linde.

3.7	All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Scheme Shareholders (or their designated agents) in respect of the Loan Note Alternative will be delivered by or sent to or from them (or their designated agents) at their own risk. No such document will be sent to an address in the United States, Canada, Australia, Japan, Malaysia or New Zealand or to an address of a Restricted Overseas Person.

3.8	If the Scheme does not become effective in accordance with its terms:

(a)	in respect of Loan Note Elected Shareholders who hold their Loan Note Elected Shares in certificated form, all documents of title lodged with the Registrar pursuant to the Scheme will be returned by post within 14 days of the Scheme lapsing, at the risk of the Loan Note Elected Shareholders; and

(b)	in respect of Loan Note Elected Shares held in uncertificated form, the escrow agent will, immediately after the lapsing of the Scheme (or within such longer period as the Panel may permit, not exceeding 14 days after the lapsing of the Scheme), give TTE instructions to CRESTCo to transfer all relevant Loan Note Elected Shares in uncertificated form held in escrow

PART SEVEN: NOTES ON ELECTING FOR THE LOAN NOTE ALTERNATIVE

balances, and in relation to which it is the escrow agent for the purposes of the Scheme, to the original available balances of the Loan Note Elected Shareholders concerned.

3.9	Neither Linde nor any of its respective advisers nor any person acting on its or their behalf shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of elections under the Loan Note Alternative on any of the bases set out in this Part Seven or otherwise in connection therewith.
4.  Overseas Persons
The availability of the Loan Notes to Overseas Persons may be affected by the laws of jurisdictions other than the United Kingdom. Overseas Persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Person to satisfy himself or herself as to the full observance of the laws of the relevant jurisdictions in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due, in such jurisdiction.
The Loan Note Alternative is not available to any Restricted Overseas Person.
The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the United States or of Canada, Australia, Japan, Malaysia or New Zealand and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, Loan Notes are not being, and, unless permitted by applicable law and regulation, may not be, offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia, Japan, Malaysia or New Zealand or to, or for the account or benefit of, any Restricted Overseas Person.
A Loan Note Form of Election contained in an envelope postmarked in the United States, Canada, Australia, Japan, Malaysia or New Zealand or otherwise appearing to Linde or any of its agents to have been sent from the United States, Canada, Australia, Japan, Malaysia or New Zealand (or any other jurisdiction the residents of which are Restricted Overseas Persons) may not constitute a valid election for the Loan Note Alternative.
5.  German Withholding Tax Certificate
If the Loan Note Form of Election is executed by individuals who will be the beneficial owners of the Loan Notes, or is executed on behalf of a company that will be the beneficial owner of the Loan Notes and all the beneficial owners execute the form, they will be asked to give the declaration contained in Section C of the Loan Note Form of Election by inserting an “X” in the appropriate box. If they are unable to or do not give this declaration, payments under the Loan Notes may be made after deduction of German withholding tax. The current rate is 31.65 per cent.
If the Loan Note Form of Election is executed by an individual who will not be a beneficial owner of the Loan Notes, or is executed on behalf of a company that will not be the beneficial owner of the Loan Notes, or one or more of the beneficial owners does not execute the Loan Note Form of Election, Section C of the Loan Note Form of Election should be completed accordingly and you will be sent a separate German Withholding Tax Certificate to be forwarded to the beneficial owners. If any beneficial owner does not complete and return the German Withholding Tax Certificate in accordance with the instructions contained in that certificate, payments under the Loan Notes may be made after deduction of German withholding tax. The current rate is 31.65 per cent.
If one of the declarations contained in Section C of the Loan Note Form of Election can be given or, if relevant, the German Withholding Tax Certificate is completed and returned in accordance with the instructions contained in that certificate, payments under the Loan Notes will be made without withholding for or on account of German tax unless there is a change of German law, Linde is specifically directed to make payments after deduction of German tax by a German tax authority or unless the declaration is not, or ceases to be, correct. Linde will be obliged to challenge any direction from a German tax authority that it must deduct German tax from payments made under the Loan Notes unless Linde is advised that such a challenge is more likely than not to be unsuccessful.

PART SEVEN: NOTES ON ELECTING FOR THE LOAN NOTE ALTERNATIVE
For the purposes of giving the declaration contained in Section C of the Loan Note Form of Election:

•	An individual will not be treated as being resident in Germany for tax purposes if he or she is not domiciled in Germany and does not have his or her habitual place of abode in Germany.

•	A corporation or other legal entity will not be treated as being resident in Germany for tax purposes if it has neither its business seat or its place of management in Germany.

•	No person (whether that person is an individual, company or other legal entity) will be treated as having a taxable presence in Germany if that person is not resident in Germany for tax purposes and does not carry on a business through a permanent establishment (including a permanent representative or a fixed base) in Germany with which that person’s holding of Loan Notes is effectively connected.

PART EIGHT: UNITED KINGDOM, GERMAN AND US TAXATION

1.	United Kingdom Taxation
The following paragraphs, which are intended as a general guide only and not a substitute for detailed tax advice, are based on current legislation and on what is understood to be current HM Revenue & Customs practice. They summarise certain limited aspects of the United Kingdom taxation consequences of the Offer and they relate only to the position of Scheme Shareholders who are resident or ordinarily resident in the United Kingdom for taxation purposes, who hold their Scheme Shares or, as the case may be, Loan Notes as an investment (other than under a personal equity plan or an individual savings account) who are the absolute beneficial owners of their Scheme Shares or, as the case may be, Loan Notes and who have not (and are not deemed to have) acquired their Scheme Shares or Loan Notes by virtue of an office or employment (whether current, historic or prospective). If you are in any doubt as to your taxation position, or you are subject to taxation in a jurisdiction other than the United Kingdom, you should consult an appropriate independent professional financial adviser immediately.
Special tax provisions may apply to BOC Shareholders who have acquired or who acquire their BOC Shares by exercising options under the BOC Share Schemes. Such shareholders are advised to seek independent advice.
1.1             United Kingdom taxation of chargeable gains
Liability to United Kingdom taxation of chargeable gains will depend on a Scheme Shareholder’s individual circumstances and on the form of consideration received.
(A)  Cash
The receipt by a Scheme Shareholder of cash consideration payable under the terms of the Scheme will constitute a disposal, or part disposal, of his or her Scheme Shares for the purposes of UK taxation of chargeable gains which may, depending on the Scheme Shareholder’s individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK taxation on chargeable gains or an allowable loss.
For individual Scheme Shareholders, indexation allowance and taper relief may be available to reduce any gain arising (but not to create or increase an allowable loss) on the disposal of his or her Scheme Shares. In respect of Scheme Shares acquired before April 1998, indexation allowance will be given for the period of ownership up to and including the month of April 1998, but not in respect of any period thereafter. Taper relief reduces the proportion of the gain brought into charge to capital gains tax depending in part on the number of complete years for which the Scheme Shares have been held from 6 April 1998. The percentage rate for taper relief for an individual will depend on whether the individual’s Scheme Shares are business or non-business assets. The capital gains annual exemption (which is £8,800 for 2006/07) will also be available to offset any chargeable gain (to the extent it has not already been utilised).
For Scheme Shareholders within the charge to UK corporation tax (but which do not qualify for the substantial shareholdings exemption in respect of their Scheme Shares) indexation allowance will be available in respect of the full period of ownership of the Scheme Shares to reduce any chargeable gain arising (but not to create or increase any allowable loss) on the disposal of their Scheme Shares.
(B)  Loan Notes
There are two types of Loan Note available. Scheme Shareholders will need to take advice as to whether it is desirable, having regard to the personal circumstances of the Scheme Shareholder in question, to elect to receive QCB Loan Notes or Non QCB Loan Notes.
If the receipt by a Scheme Shareholder of cash consideration under the terms of the Scheme would (after taking into account available exemptions, reliefs and losses) give rise to a chargeable gain, such Scheme Shareholder should take advice as to whether it would be desirable, having regard to their personal circumstances, to elect to receive Loan Notes instead of all or part of the cash consideration. Although each Scheme Shareholder should take their own advice as to whether to elect to receive Non QCB Loan Notes or QCB Loan Notes, it is unlikely that a Scheme Shareholder who is neither an employee of the BOC Group or the holder of not less than 5 per cent. of the voting rights in BOC will want to take QCB Loan Notes.

PART EIGHT: UNITED KINGDOM, GERMAN AND US TAXATION
The QCB Loan Notes will be qualifying corporate bonds for the purposes of corporation tax and capital gains tax. The Non QCB Loan Notes will be qualifying corporate bonds for corporation tax purposes but will not be qualifying corporate bonds for capital gains tax purposes.

(i)	Loan Note Alternatives — Non-corporate Scheme Shareholders
            QCB Loan Notes

The following will apply to any individual Scheme Shareholder who elects to receive QCB Loan Notes. Any gain or loss which would otherwise have arisen on a disposal of those of his or her Scheme Shares which are exchanged for QCB Loan Notes should be “held over” and deemed to accrue on a subsequent disposal, including a redemption or repayment, of the QCB Loan Notes.

Any “held over” chargeable gain or allowable loss which is deemed to accrue on the disposal of the QCB Loan Notes should be calculated taking into account the allowable original cost to Scheme Shareholders of acquiring his or her Scheme Shares for which the QCB Loan Notes were received in exchange. Indexation allowance will be available on that cost (when calculating a chargeable gain but not an allowable loss) in respect of the period up to and including the month of April 1998 during which the Scheme Shares are treated as having been owned by Scheme Shareholders; business or non-business asset taper relief might be available to reduce any chargeable gain from the period 6 April 1998 (or later acquisition date of the Scheme Shares) up to the date of disposal of the Scheme Shares in exchange for receipt of the QCB Loan Notes. Any chargeable gain will not be reduced by taper relief for the period of ownership of the QCB Loan Notes.
            Non QCB Loan Notes

The following will apply to any individual Scheme Shareholder who elects to receive Non QCB Loan Notes. Any gain or loss which would otherwise have arisen on a disposal of those of his or her Scheme Shares which are exchanged for Non QCB Loan Notes should be treated for tax purposes as “rolled over” into the Non QCB Loan Notes, and the Non QCB Loan Notes should be treated for tax purposes as the same assets as those Scheme Shares, acquired at the same time, and for the same acquisition cost, as those Scheme Shares.

A subsequent disposal, including a redemption or repayment, of all or any part of the Non QCB Loan Notes may, depending on the Loan Note Elected Shareholder’s individual circumstances, give rise to a liability to UK tax on chargeable gains. Any chargeable gain or allowable loss arising on a disposal of the Non QCB Loan Notes by such Loan Note Elected Shareholder should be calculated taking into account the allowable original cost of acquiring his or her Scheme Shares for which the Non QCB Loan Notes were received in exchange. Indexation allowance will be available on that cost (when calculating a chargeable gain but not an allowable loss) in respect of the period up to and including the month of April 1998 during which the Scheme Shares were treated as having been owned by Scheme Shareholders. Thereafter, taper relief may be available to reduce any chargeable gain.

Additional tax consequences may arise where Non QCB Loan Notes are redeemed in US dollars at Linde’s option, as is to be provided for under the terms of the Non QCB Loan Notes.

(ii)	Loan Note Alternatives — Corporate Scheme Shareholders

For a Scheme Shareholder which is within the charge to UK corporation tax, the Loan Notes, whether QCB Loan Notes or Non QCB Loan Notes, will constitute qualifying corporate bonds for the purposes of UK taxation of chargeable gains. For such a Loan Note Elected Shareholder, any gain or loss which would otherwise have arisen on disposal of those Scheme Shares which are exchanged for Loan Notes will be “held over” and deemed to accrue on the subsequent disposal of the Loan Notes including redemption or repayment. No indexation allowance will be available for the period of ownership of the Loan Notes.

A Scheme Shareholder within the charge to UK corporation tax in respect of Loan Notes will generally be charged to (or as the case may be obtain relief from) UK corporation tax on income in respect of all profits, gains and losses (other than the “held over” gain which will be dealt with

PART EIGHT: UNITED KINGDOM, GERMAN AND US TAXATION

as referred to above) arising from its holding or disposal of Loan Notes under the “Loan Relationship” rules.

(iii)	Tax Clearance

Any Scheme Shareholder who alone or together with the persons connected with him or her, holds more than 5 per cent. of, or of any class of, shares or debentures of BOC is advised that HM Revenue & Customs have provided BOC with a clearance under section 138 of the Taxation of Chargeable Gains Act 1992 that it is satisfied that the Scheme is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax.
1.2             United Kingdom taxation of interest on the Loan Notes
If German tax is withheld from any payments made under the Loan Notes, it is unlikely that credit for the German tax withheld will be available to be offset against any tax payable in the United Kingdom.
Any Scheme Shareholders who receive Loan Notes and who do not currently receive notice to deliver a tax return from HM Revenue & Customs are advised that they will need to notify HM Revenue & Customs that they have acquired a source of overseas income.
(A)  Withholding tax
So long as Linde remains the issuer of the Loan Notes, interest on the Loan Notes should not have a UK source and accordingly can be paid without withholding or deduction for or on account of UK tax.
(B)  Non-corporate Scheme Shareholders
Where the holder of the Loan Notes is an individual, the gross amount of the interest paid on the Loan Notes will form part of that holder’s income for the purposes of UK income tax.
(C) Corporate Scheme Shareholders
A holder of Loan Notes within the charge to UK corporation tax in respect of the Loan Notes will generally bring into the charge to tax as income, interest on, and any profits and gains arising from, the Loan Notes under the “Loan Relationship” rules.

1.3	United Kingdom stamp duty and stamp duty reserve tax (“SDRT”)
No stamp duty or SDRT will generally be payable by Scheme Shareholders as a result of the Scheme.
Special rules apply in the case of issues of securities to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or the issue of depositary receipts and therefore any Scheme Shareholder who wishes to elect for the Loan Note Alternative in circumstances where the relevant Loan Notes will be issued to any such person or on his or her behalf should consult his or her tax adviser before doing so.

2.	German Taxation for United Kingdom Residents
The following paragraphs summarise certain German tax consequences of the Offer. They are based on current German tax law and the provisions of the double tax treaty between the United Kingdom and Germany. They are intended as a general guide only and apply solely to Scheme Shareholders who are resident in the United Kingdom for the purposes of the double taxation treaty between the United Kingdom and Germany, who are the absolute beneficial owners of their Scheme Shares or, as the case may be, Loan Notes, and who do not carry on business through a permanent establishment (including a permanent representative or fixed base) in Germany with which their holding of Scheme Shares, or, as the case may be, Loan Notes, is effectively connected. Scheme Shareholders are urged to consult their own professional advisers.

PART EIGHT: UNITED KINGDOM, GERMAN AND US TAXATION

2.1	German tax consequences of the Scheme
Scheme Shareholders are not subject to German tax with respect to the receipt of cash consideration under the Scheme or with respect to the election to receive Loan Notes.

2.2	Interest on Loan Notes and disposals of Loan Notes
Interest, principal and proceeds from a disposal (including a redemption) of Loan Notes received by holders of Loan Notes are not subject to German tax. Whether Linde will withhold amounts in respect of German tax from payments under the Loan Notes will, however, depend upon whether or not each of the beneficial owners has given a declaration that he, she or it is not resident in Germany for tax purposes and that he, she or it does not have a taxable presence in Germany. Scheme Shareholders wishing to elect to receive Loan Notes should note the following points:

•	if the declaration is not given, payments under the Loan Notes may be made after deduction of German withholding tax. The current rate is 31.65 per cent.;

•	if the declaration is given, Linde will not deduct German tax from payments made under the Loan Notes unless (a) there is a change of German law, (b) Linde is specifically directed to make payments after deduction of German tax by a German tax authority or (c) the declaration is not, or ceases to be, correct;

•	Linde will be obliged to challenge any direction from a German tax authority that it must deduct German tax from payments made under the Loan Notes unless Linde is advised that such a challenge is more likely than not to be unsuccessful;

•	BOC has been advised that, under current law, if Linde were to challenge any direction from a German tax authority that payments under the Loan Notes must be made after deduction of German tax, such a challenge is likely to be successful; and

•	BOC has been advised that if Linde deducts tax from any payments made under the Loan Notes, holders of the Loan Notes should be entitled to reclaim such German tax from the German tax authorities. Linde will provide holders of the Loan Notes with such relevant information as is reasonably available in relation to the procedure for claiming such a repayment.
For the purposes of giving the declaration:

•	An individual will not be treated as being resident in Germany for tax purposes if he or she is not domiciled in Germany and does not have his or her habitual place of abode in Germany.

•	A corporation or other legal entity will not be treated as being resident in Germany for tax purposes if it has neither its business seat or its place of management in Germany.

•	No person (whether that person is an individual, company or other legal entity) will be treated as having a taxable presence in Germany if that person it is not resident in Germany for tax purposes and does not carry on a business through a permanent establishment (including a permanent representative or fixed base) in Germany with which that person’s holding of Loan Notes is effectively connected.
3.  US Federal Income Taxation
3.1 Introduction
To ensure compliance with Treasury Department Circular 230 persons subject to US tax are hereby notified that: (a) any discussion of United States federal tax issues in this document is not intended or written to be used, and cannot be used, by taxpayers for the purpose of avoiding penalties that may be imposed on taxpayers under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.
The following summary describes certain material US federal income tax consequences of the Scheme. This summary addresses only US federal income tax consequences to US holders that hold BOC Shares or BOC ADSs as capital assets at all relevant times. It does not purport to be a complete analysis or description of all potential US federal tax considerations that may be relevant to a US holder in light of its

PART EIGHT: UNITED KINGDOM, GERMAN AND US TAXATION
particular circumstances. In particular, this summary does not address US tax consequences applicable to holders that may be subject to special treatment under the US federal income tax laws including, without limitation, US expatriates, persons subject to the alternative minimum tax, tax exempt entities, banks, financial institutions, insurance companies, regulated investment companies, dealers or traders in securities or currencies, traders that elect to mark to market, persons that hold BOC Shares or BOC ADSs as part of a hedging or conversion transaction or as a position in a straddle or other integrated transaction, persons that own (directly, indirectly or by attribution) ten per cent. or more of the share capital or voting stock of BOC, persons that acquired their BOC Shares or BOC ADSs through the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the US dollar. The summary also does not address any US state, local, foreign or other tax considerations.
This summary (i) is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations promulgated thereunder, judicial decisions, rulings and administrative pronouncements, all as in effect on the date of this document and all of which are subject to change or changes in interpretation, possibly on a retroactive basis and (ii) is based in part on the representations of the Depositary and the assumption that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms.
As used herein, a “US holder” is a beneficial owner of BOC Shares or BOC ADSs that is: (i) a citizen or individual resident of the United States for US federal income tax purposes, a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all of the substantial decisions of the trust, and (ii) neither resident or ordinarily resident in the United Kingdom for UK tax purposes nor resident in Germany for German tax purposes. If a partnership (or any entity treated as a partnership for US federal income tax purposes) holds BOC Shares or BOC ADSs, the consequences of the Scheme to a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships that hold BOC Shares or BOC ADSs are advised to consult their own tax advisers regarding the Scheme.
A US holder of BOC ADSs will be treated as the beneficial owner of the underlying BOC Shares represented thereby for US federal income tax purposes.
This summary of US federal income tax consequences of the Scheme is for information purposes only and does not constitute tax advice. It does not address all the tax consequences that may be relevant to a US holder in light of its particular circumstances. Accordingly, each US holder of BOC Shares or BOC ADSs is strongly urged to consult its own tax adviser to determine the particular tax consequences to the holder, including the application and effect of any US federal, state, local, UK or German tax and other tax laws, of the receipt of the cash consideration in exchange for BOC Shares or BOC ADSs pursuant to the Scheme.
The following discussion assumes that BOC is not and has not been a passive foreign investment company (a “PFIC”) for US federal income tax purposes. However, PFIC status is a factual determination that depends upon the composition of the income and assets of BOC and the market value of its shares and ADSs and is subject to change. Because this determination must be made annually at the end of the taxable year, there can be no assurance that BOC will not be considered a PFIC for the 2006 taxable year. If BOC was a PFIC in any year in which a US holder held BOC Shares or BOC ADSs or if BOC is a PFIC in 2006, the tax on any gains realised by a US holder pursuant to the Scheme may be less favourable than as described herein. US holders should consult their own tax advisers regarding the application of the PFIC rules to their ownership and disposition of BOC Shares or BOC ADSs.
3.2 US federal income tax consequences of the Scheme
The receipt of cash by a US holder as consideration for the cancellation of its BOC Shares or BOC ADSs pursuant to the Scheme will be a taxable transaction for US federal income tax purposes. Accordingly, a US holder generally will recognise capital gain or loss equal to the difference, if any, between the amount realised (not including the amount of any Second Interim Dividend) and the US holder’s adjusted basis in its BOC Shares or BOC ADSs surrendered. Any gain or loss will be US source capital gain or loss for foreign tax credit purposes, and will be treated as long term capital gain or loss if, on the Effective Date, the US

PART EIGHT: UNITED KINGDOM, GERMAN AND US TAXATION
holder’s holding period with respect to its BOC Shares or BOC ADSs exceeds one year. Long-term capital gains recognised by non-corporate US holders generally are subject to US federal income taxation at a maximum rate of 15 per cent. Capital gains of corporate US holders generally are taxable at the regular rates applicable to corporations. The deductibility of losses is subject to significant limitations. If a US holder acquired blocks of BOC Shares or BOC ADSs at different times and at different prices, it generally must determine its adjusted tax basis and holding period separately with respect to each block of BOC Shares or BOC ADSs.
The amount realised by a US holder of BOC Shares should be an amount equal to the US dollar value of the sterling that it receives at the spot rate in effect on the settlement date of the sale if either the US holder uses the cash method of accounting or the holder uses the accrual method and properly elects to determine the US dollar value as of the settlement date. The cash basis (and if it elects, the accrual basis) US holder should have an adjusted basis in its BOC Shares equal to the US dollar value at the spot rate in effect on the settlement date of the purchase of such shares. If a US holder uses the accrual method of accounting but does not make an election to determine the US dollar value of the sterling on the settlement date, then the US dollar value generally should be determined on the Effective Date. If an accrual method US holder makes such an election, the election must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service (the “IRS”). In the case of US holders of BOC ADSs, the amount of the cash consideration paid in sterling generally will be converted into US dollars by the Depositary upon its receipt and a US holder of BOC ADSs will not receive any portion of the cash consideration in sterling. Cash method and electing accrual method holders of BOC ADSs should not be required to recognise any foreign currency gain or loss in respect of the consideration. Non-electing accrual method taxpayers generally will be required to recognise foreign currency gain or loss as a result of fluctuations in the spot rate of exchange for sterling between the Effective Date and the date the Depositary converts the sterling into US dollars.
3.3 Foreign currency gain or loss
A US holder of BOC Shares who receives sterling as consideration for the cancellation of its BOC Shares pursuant to the Scheme will have a tax basis in the sterling equal to the US dollar amount realised. If a US holder converts the sterling on the settlement date or the Effective Date (whichever date the taxpayer was required to use to calculate the US dollar value of the cash consideration pursuant to the Scheme), the US holder generally should not recognise any exchange gain or loss in respect of the payment. Upon conversion by a US holder of foreign currency on a date subsequent to the settlement date or the Effective Date, as applicable, the holder will recognise exchange gain or loss. Any exchange gain or loss realised generally will be treated as US source ordinary income or loss. US holders should consult their own tax advisers as to the application of these rules to their particular circumstances.
3.4 US backup withholding and information reporting
US holders generally will be subject to information reporting to the IRS with respect to the payments of the cash consideration made to them pursuant to the Scheme unless such holders are entitled to an exemption and, where required, demonstrate this exemption. In addition, in accordance with forms or regulations to be prescribed by the IRS, the name and address of and the amount of consideration paid to each BOC Shareholder and BOC ADS Holder pursuant to the Scheme may be required to be provided to the IRS, together with other (as yet unspecified) information.
Furthermore, backup withholding at a current rate of 28 per cent. generally will apply to a holder that does not provide a correct taxpayer identification number or appropriate proof of an applicable exemption from backup withholding and otherwise comply with all applicable requirements of the backup withholding rules. Corporations generally are exempt from information reporting and backup withholding. Non-US holders may be required to comply with applicable certification procedures (generally on Internal Revenue Service Form W-8BEN) to establish that they are not US holders in order to avoid the application of the backup withholding rules. Backup withholding is not an additional tax, and amounts withheld under the backup withholding rules may be credited or claimed as a refund against a holder’s US federal income tax liability, provided that the holder furnishes all required information to the IRS in a timely manner.

PART EIGHT: UNITED KINGDOM, GERMAN AND US TAXATION
4.  German Taxation for United States Residents
A BOC Shareholder who is resident in the United States for the purposes of the double tax treaty between the United States and Germany, who is the absolute beneficial owner of his or her Scheme Shares and who does not carry on business through a permanent establishment (including a permanent representative or a fixed base) in Germany with which his or her holding of Scheme Shares is effectively connected is not subject to German tax with respect to the receipt of cash consideration under the Scheme. This statement is based on current German tax law and the provisions of the double tax treaty between the United States and Germany. It is intended as general information only and Scheme Shareholders are urged to consult their own professional advisors about the tax consequences of the Scheme applicable to him or her.

PART NINE: ADDITIONAL INFORMATION

1.	Responsibility

1.1	The BOC Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document other than information for which responsibility is taken by others pursuant to paragraph 1.2 of this Part Nine. To the best of the knowledge and belief of the BOC Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The Linde Directors, whose names are set out in paragraph 2.2 below, accept responsibility for the information contained in this document relating to Linde, the Linde Group, the Linde Directors, Linde’s Supervisory Board members and members of their immediate families, related trusts and persons connected with them and the information on Linde’s future plans for the BOC Group, its management and employees and the acquisition financing set out in Part One and Part Two of this document. To the best of the knowledge and belief of the Linde Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.    Directors

2.1	The BOC Directors and their respective positions are:

Name	Position held

Sir Rob Margetts	Chairman
Tony Isaac	Group Chief Executive
John Bevan	Chief Executive, Process Gas Solutions
Alan Ferguson	Group Finance Director
Kent Masters	Chief Executive, Industrial and Special Products
Dr Raj Rajagopal	Chief Executive, BOC Edwards
Andrew Bonfield	Non-Executive Director
Guy Dawson	Non-Executive Director
Rebecca McDonald	Non-Executive Director
Matthew Miau	Non-Executive Director
Sir Christopher O’Donnell	Non-Executive Director
Anne Quinn CBE	Non-Executive Director
The business address of each of the BOC Directors is Chertsey Road, Windlesham, Surrey GU20 6HJ, England, which is also BOC’s registered office.

2.2	Linde’s Executive Board members and their respective positions are:

Name	Position held

Professor Dr Wolfgang Reitzle	President and Chief Executive Officer
Dr Peter Diesch	Finance, Labour Director
Dr Aldo Belloni	Gas and Engineering
Hubertus Krossa	Material Handling
The business address of each of the members of Linde’s Executive Board is Abraham-Lincoln-Straße 21, 65189 Wiesbaden, Germany, which is also Linde’s registered office and principal place of business.

PART NINE: ADDITIONAL INFORMATION

2.3	Linde’s Supervisory Board members and their respective functions are:

Name	Position held

Dr Manfred Schneider	Chairman of the Supervisory Board/ Shareholder member
Michael Diekmann	Second Deputy Chairman of the Supervisory Board/ Shareholder member
Dr Karl-Hermann Baumann	Shareholder member
Dr Gerhard Beiten	Shareholder member
Dr Clemens Börsig	Shareholder member
Gerhard Full	Shareholder member
Klaus-Peter Müller	Shareholder member
Professor Dr Jürgen Strube	Shareholder member
Hans-Dieter Katte	Deputy Chairman of the Supervisory Board/ Employee member
Siegried Friebel	Employee member
Gernot Hahl	Employee member
Joachim Hartig	Employee member
Thilo Kämmerer	Employee member
Kay Pietsch	Employee member
Wilfried Woller	Employee member
Frank Zukauski	Employee member
The business address of each of the members of Linde’s Supervisory Board is Abraham-Lincoln-Straße 21, 65189 Wiesbaden, Germany, which is also Linde’s registered office and principal place of business.

3.	Interests in BOC Shares

3.1	As at 18 July 2006 (the last practicable date prior to the publication of this document), the interests of the BOC Directors, their families and persons connected with such directors within the meaning of section 346 of the Act, all of which are beneficial unless otherwise stated, in the share capital of BOC, in the case of the directors and their families, as notified or required to be notified to BOC pursuant to sections 324 and 328 of the Act or required by section 325 of the Act to be entered in the register referred to therein and, in the case of persons connected with the BOC Directors, as would be required to be so notified or entered in such register if such connected person were a BOC Director and the interest of that connected person were known to or could with reasonable diligence be ascertained by that BOC Director, are as follows:

Number of
Director	BOC Shares

Sir Rob Margetts	34,000
Tony Isaac	8,057
John Bevan	23,108
Alan Ferguson	500
Kent Masters	2,452
Dr Raj Rajagopal	21,816
Andrew Bonfield	1,772
Guy Dawson	1,663
Rebecca McDonald	500
Matthew Miau	4,044
Sir Christopher O’Donnell	2,389
Anne Quinn CBE	1,376
The BOC Directors have undertaken to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM in respect of their own beneficial holdings of 101,677 BOC Shares (representing, in aggregate, approximately 0.02 per cent. of the existing issued share capital of BOC).

PART NINE: ADDITIONAL INFORMATION

3.2	The BOC Directors had outstanding the following interests in options over BOC Shares under the terms of the BOC Share Schemes as at 18 July 2006 (the last practicable date prior to the publication of this document):

		Number of
		BOC	Exercise
Director	Date of Grant	Shares	Price (pence)	Exercise Period

Tony Isaac	BOC Executive Share Option Scheme 1995
	21 Feb 1997	30,908	980	21 Feb 2000 - 21 Feb 2007
	11 Feb 1998	24,442	914	11 Feb 2001 - 11 Feb 2008
	26 May 2000	49,199	937	26 May 2003 - 26 May 2010
	7 Feb 2001	164,749	993	7 Feb 2004 - 7 Feb 2011
	BOC Executive Share Option Scheme 1995 Jersey
	21 Feb 1997	19,092	980	21 Feb 2000 - 21 Feb 2007
	11 Feb 1998	25,558	914	11 Feb 2001 - 11 Feb 2008
	10 Feb 1999	50,000	851	10 Feb 2002 - 10 Feb 2009
	26 May 2000	200,801	937	26 May 2003 - 26 May 2010
	7 Feb 2001	35,251	993	7 Feb 2004 - 7 Feb 2011
	6 Feb 2002	200,000	1,016	6 Feb 2005 - 6 Feb 2012
	BOC Executive Share Option Scheme 2003
	6 Feb 2003	149,178	776	6 Feb 2006 - 6 Feb 2013
	14 Nov 2003	80,646	820	14 Nov 2006 - 14 Nov 2013
	BOC Long Term Incentive Plan
	6 Feb 2003	67,270	Nil	6 Feb 2006 - 6 Feb 2013
	4 Feb 2004	151,520	Nil	4 Feb 2007 - 4 Feb 2014
	19 Nov 2004	153,502	Nil	19 Nov 2007 - 4 Nov 2014
	6 Dec 2005	128,869	Nil	6 Dec 2008 - 6 Dec 2015
	BOC Share Matching Plan
	15 Dec 2005	26,275	Nil	15 Dec 2008
John Bevan	BOC Executive Share Option Scheme 1995
	21 Feb 1997	10,000	980	21 Feb 2000 - 21 Feb 2007
	11 Feb 1998	7,078	914	11 Feb 2001 - 11 Feb 2008
	18 Nov 1998	14,012	894	18 Nov 2001 - 18 Nov 2008
	26 May 2000	35,146	937	26 May 2003 - 26 May 2010
	7 Feb 2001	35,000	993	7 Feb 2004 - 7 Feb 2011
	6 Feb 2002	50,531	1,016	6 Feb 2005 - 6 Feb 2012
	BOC Executive Share Option Scheme 1995 Jersey
	11 Feb 1998	2,922	914	11 Feb 2001 - 11 Feb 2008
	18 Nov 1998	15,988	894	18 Nov 2001 - 18 Nov 2008
	26 May 2000	9,854	937	26 May 2003 - 26 May 2010
	6 Feb 2002	4,469	1,016	6 Feb 2005 - 6 Feb 2012
	BOC Executive Share Option Scheme 2003
	6 Feb 2003	67,654	776	6 Feb 2006 - 6 Feb 2013
	14 Nov 2003	36,574	820	14 Nov 2006 - 14 Nov 2013
	BOC Long Term Incentive Plan
	6 Feb 2003	20,338	Nil	6 Feb 2006 - 6 Feb 2013
	4 Feb 2004	56,831	Nil	4 Feb 2007 - 4 Feb 2014
	19 Nov 2004	54,696	Nil	19 Nov 2007 - 19 Nov 2014
	6 Dec 2005	45,914	Nil	6 Dec 2008 - 6 Dec 2015
	BOC Share Matching Plan
	15 Dec 2005	12,358	Nil	15 Dec 2008
	BOC Employee Share Option Scheme (Australia) 1995
	1 Apr 2004	1,879	795	1 Apr 2009 - 30 Sep 2009

PART NINE: ADDITIONAL INFORMATION

		Number of
		BOC	Exercise
Director	Date of Grant	Shares	Price (pence)	Exercise Period

Alan Ferguson	Special Share Award
	15 Sep 2005	48,077	Nil	Will vest on Effective Date
	BOC Long Term Incentive Plan
	15 Sep 2005	76,106	Nil	15 Sep 2008 - 15 Sep 2015
	6 Dec 2005	56,978	Nil	6 Dec 2008 - 6 Dec 2015
Kent Masters	BOC Executive Share Option Scheme 2003
	6 Feb 2003	37,590	776	6 Feb 2006 - 6 Feb 2013
	14 Nov 2003	23,136	820	14 Nov 2006 - 14 Nov 2013
	BOC Long Term Incentive Plan
	6 Feb 2003	13,184	Nil	6 Feb 2006 - 6 Feb 2013
	4 Feb 2004	28,340	Nil	4 Feb 2007 - 4 Feb 2014
	19 Nov 2004	25,069	Nil	19 Nov 2007 - 19 Nov 2014
	6 Dec 2005	39,752	Nil	6 Dec 2008 - 6 Dec 2015
	BOC Share Matching Plan
	15 Dec 2005	9,649	Nil	15 Dec 2008
Dr Raj Rajagopal	BOC Executive Share Option Scheme 2003
	6 Feb 2003	74,589	776	6 Feb 2006 - 6 Feb 2013
	14 Nov 2003	40,323	820	14 Nov 2006 - 14 Nov 2013
	BOC Long Term Incentive Plan
	6 Feb 2003	22,423	Nil	6 Feb 2006 - 6 Feb 2013
	4 Feb 2004	59,810	Nil	4 Feb 2007 - 4 Feb 2014
	19 Nov 2004	57,563	Nil	19 Nov 2007 - 19 Nov 2014
	6 Dec 2005	48,325	Nil	6 Dec 2008 - 6 Dec 2015
	BOC Share Matching Plan
	15 Dec 2005	12,876	Nil	15 Dec 2008
	BOC UK Savings-Related Share Option Schemes 1995
	7 Mar 2003	2,353	698	1 May 2008 - 31 Oct 2008

The options and awards referred to above were granted for no monetary consideration.

3.3	As at 18 July 2006 (the last practicable date prior to the publication of this document) the following persons falling within the categories specified in paragraphs (a), (b) and (d) of the definition of “associate” in paragraph 5.8(i) below in relation to BOC (but excluding exempt market-makers) owned or controlled the following BOC Shares:

Number of
Name	BOC Shares

Trustee of the BOC Employee Share Trust	4,258,686

3.4	As at 18 July 2006 (the last practicable date prior to the publication of this document), the interests in BOC Shares of Linde and persons acting, or deemed to be acting, in concert with Linde were as follows:

	Number of
Name	BOC Shares

Linde	1
Deutsche Bank	46,956
Morgan Stanley Securities Limited	175,722 (Long	)
	233,042 (Short	)

PART NINE: ADDITIONAL INFORMATION

4.    Dealings in BOC Shares

4.1	The following dealings for value in BOC Shares by BOC Directors have taken place during the Offer Period:

			Number of	Price per
			BOC	BOC
Name	Date	Nature of transaction	Shares	Share (pence)

Sir Christopher O’Donnell	1 Feb 2006	Purchase of shares under the Dividend Reinvestment Plan in respect of the first interim dividend for the year ending 30 September 2006	25	1,486.5
No options over BOC Shares have been exercised by BOC Directors during the Offer Period. For details of options over BOC Shares that have been granted to BOC Directors during the Disclosure Period, in each case under the rules of the BOC Share Schemes, please refer to paragraph 3.2 above.

4.2	The following dealings for value in BOC Shares by persons falling within the categories referred to in paragraph 3.3 above have taken place during the Offer Period:

			Number of	Price per
			BOC	BOC
Name	Date	Nature of transaction	Shares	Share (pence)

Merrill Lynch	30 Jan 2006	Sale of shares	13,473	1,488

Trustee of the BOC Employee Share Trust	25 Jan 2006	Sale of shares	8,906	894
		Sale of shares	5,569	851
	26 Jan 2006	Sale of shares	10,217	937
	30 Jan 2006	Sale of shares	2,866	993
		Sale of shares	4,709	1,016
		Sale of shares	10,000	937
		Sale of shares	6,841	937
		Sale of shares	17,527	993
		Sale of shares	13,019	1,016
		Sale of shares	9,850	851
		Sale of shares	12,576	937
		Sale of shares	1,029	993
		Sale of shares	146	1,016
		Sale of shares	6,841	937
		Sale of shares	6,257	937
		Sale of shares	10,404	937
		Sale of shares	9,591	993
		Sale of shares	12,770	1,016
		Sale of shares	11,048	1,016
		Sale of shares	15,867	937
		Sale of shares	15,000	993
		Sale of shares	1,377	1,016
		Sale of shares	12,048	1,016
		Sale of shares	1,361	993
		Sale of shares	4,801	1,016
		Sale of shares	4,465	937
		Sale of shares	6,357	993

PART NINE: ADDITIONAL INFORMATION

			Number of	Price per
			BOC	BOC
Name	Date	Nature of transaction	Shares	Share (pence)

Trustee of the BOC Employee	31 Jan 2006	Sale of shares	11,577	873.25
Share Trust (cont.)		Sale of shares	510	1,016
		Sale of shares	37,041	937
		Sale of shares	1,043	1,016
		Sale of shares	9,820	1,016
	2 Feb 2006	Sale of shares	4,000	993
		Sale of shares	6,500	1,016
		Sale of shares	428	937
		Sale of shares	257	993
		Sale of shares	17,221	937
		Sale of shares	3,632	993
		Sale of shares	10,000	1,016
		Sale of shares	10,000	1,016
		Sale of shares	3,499	1,016
		Sale of shares	11,411	851
		Sale of shares	13,723	993
		Sale of shares	1,498	937
		Sale of shares	3,816	914
		Sale of shares	5,360	937
		Sale of shares	7,847	993
		Sale of shares	20,000	1,016
		Sale of shares	2,416	937
		Sale of shares	24,245	937
		Sale of shares	5,000	937
		Sale of shares	2,952	1,016
		Sale of shares	12,412	851
		Sale of shares	43,075	980
		Sale of shares	244	873.25
		Sale of shares	6,528	1,016
		Sale of shares	1,520	993
		Sale of shares	7,277	937
		Sale of shares	25,000	1,016
		Sale of shares	12,383	937
		Sale of shares	1,566	851
		Sale of shares	2,865	937
		Sale of shares	2,611	873.25
		Sale of shares	10,000	993
		Sale of shares	3,487	1,016
	3 Feb 2006	Sale of shares	720	914
		Sale of shares	6,794	851
		Sale of shares	3,331	1,016
		Sale of shares	2,408	1,016
		Sale of shares	678	914
		Sale of shares	7,882	851
		Sale of shares	5,625	993
		Sale of shares	1,784	937
		Sale of shares	7,438	993
		Sale of shares	435	1,016
		Sale of shares	32,266	1,016
		Sale of shares	8,456	937

PART NINE: ADDITIONAL INFORMATION

			Number of	Price per
			BOC	BOC
Name	Date	Nature of transaction	Shares	Share (pence)

Trustee of the BOC Employee	9 Feb 2006	Sale of shares	3,842	993
Share Trust (cont.)		Sale of shares	8,743	1,016
		Sale of shares	15,091	1,016
		Sale of shares	22,319	1,016
		Sale of shares	27,918	937
		Sale of shares	3,277	1,016
		Sale of shares	38,132	937
		Sale of shares	5,084	Nil
		Sale of shares	7,118	Nil
		Sale of shares	4,804	Nil
		Sale of shares	6,194	Nil
		Sale of shares	6,660	Nil
		Sale of shares	5,084	Nil
		Sale of shares	5,823	Nil
		Sale of shares	6,797	Nil
		Sale of shares	3,423	Nil
		Sale of shares	6,643	Nil
		Sale of shares	8,651	Nil
		Sale of shares	6,290	Nil
		Sale of shares	9,152	Nil
		Sale of shares	5,716	Nil
		Sale of shares	6,272	Nil
		Sale of shares	6,803	Nil
		Sale of shares	8,179	Nil
		Sale of shares	6,180	Nil
		Sale of shares	6,025	Nil
	10 Feb 2006	Sale of shares	7,616	873.25
		Sale of shares	1,486	993
		Sale of shares	13,236	1,016
		Sale of shares	613	993
		Sale of shares	10,000	1,016
		Sale of shares	3,771	937
		Sale of shares	7,799	993
		Sale of shares	5,702	1,016
		Sale of shares	5,084	Nil
		Sale of shares	6,572	Nil
		Sale of shares	7,724	Nil
	17 Feb 2006	Sale of shares	2,172	873.25
		Sale of shares	8,207	Nil
		Sale of shares	5,818	Nil
		Sale of shares	2,546	937
	20 Feb 2006	Sale of shares	7,603	Nil
		Sale of shares	5,007	Nil
		Sale of shares	6,841	937
		Sale of shares	2,808	Nil
		Sale of shares	8,613	Nil
	22 Feb 2006	Sale of shares	8,332	Nil
	24 Feb 2006	Sale of shares	11,403	Nil
	2 Mar 2006	Sale of shares	20,000	980
		Sale of shares	7,280	937
		Sale of shares	9,254	Nil

PART NINE: ADDITIONAL INFORMATION

			Number of	Price per
			BOC	BOC
Name	Date	Nature of transaction	Shares	Share (pence)

Trustee of the BOC Employee	7 Mar 2006	Sale of shares	3,321	1,016
Share Trust (cont.)		Sale of shares	10,028	Nil
	16 Mar 2006	Sale of shares	5,313	Nil
		Sale of shares	20,000	914
		Sale of shares	11,707	1,016
		Sale of shares	59,283	914
	24 Mar 2006	Sale of shares	6,488	Nil
	7 Apr 2006	Sale of shares	557	980
		Sale of shares	10,677	914
	18 Apr 2006	Sale of shares	4,270	Nil
	9 May 2006	Sale of shares	8,519	Nil
	8 Jun 2006	Sale of shares	3,718	Nil
	12 Jun 2006	Sale of shares	5,569	1,016
	26 Jun 2006	Sale of Shares	955	1,016
		Sale of Shares	932	993
		Sale of Shares	1,742	1,016

4.3	Save as disclosed below, there have been no dealings for value in BOC Shares by Linde during the Disclosure Period:

		Number of	Price per
		BOC	BOC Share
Date	Nature of transaction	Shares	(pence)

12 July 2006	Purchase of share	1	1,600

PART NINE: ADDITIONAL INFORMATION

4.4	Save as disclosed below, there have been no dealings for value in BOC Shares by persons acting in concert with Linde during the Disclosure Period:

					Price per BOC
	Date			Number of	Share (pence)
				BOC
Name	From	To	Nature of transaction	Shares	High	Low

Deutsche Bank	25 Jan 2005	24 Apr 2005	Purchase of shares	518,968	1,034	853
			Sale of shares	481,260	1,030	966
	25 Apr 2005	24 Sep 2005	Purchase of shares	110,348	1,069	973
			Sale of shares	61,902	1,078	965
	25 Sep 2005	24 Oct 2005	Purchase of shares	419,545	1,174	1,039
			Sale of shares	339,549	1,193	1,037
	25 Oct 2005	24 Nov 2005	Purchase of shares	51,200	1,151	1,082
			Sale of shares	92,800	1,127	1,062
	25 Nov 2005	24 Dec 2005	Purchase of shares	131,250	1,157	1,145
			Sale of shares	122,400	1,182	1,124
	25 Dec 2005	24 Jan 2006	Purchase of shares	53,682	1,370	1,145
			Sale of shares	48,550	1,209	1,157
Morgan Stanley Securities Limited	25 Jan 2005	24 Apr 2005	Purchase of shares	2,218,252	973	1,027
			Sale of shares	2,057,364	980	1,043
	25 Apr 2005	24 Jul 2005	Purchase of shares	716,991	956	1,071
			Sale of shares	1,257,791	970	1,072
	25 Jul 2005	24 Oct 2005	Purchase of shares	2,028,833	1,035	1,120
			Sale of shares	1,002,389	1,037	1,198
	25 Oct 2005	24 Nov 2005	Purchase of shares	329,248	1,057	1,156
			Sale of shares	309,000	1,067	1,153
	25 Nov 2005	24 Dec 2005	Purchase of shares	111,592	1,115	1,165
			Sale of shares	323,590	1,119	1,184
	25 Dec 2005	24 Jan 2006	Purchase of shares	172,900	1,145	1,252
			Sale of shares	181,574	1,157	1,404

Deutsche Bank AG, a corporation domiciled in Frankfurt am Main, Germany, operates in the United Kingdom under branch registration number BR000005 and acts through its London branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB. Deutsche Bank AG is a limited liability company incorporated in the Federal Republic of Germany HRB 30 000 District Court of Frankfurt am Main.

Morgan Stanley Securities Limited is a private limited liability company incorporated in England and Wales with registered number 2068221 and whose registered office is at 25 Cabot Square, Canary Wharf, London E14 4QA.

Aggregation has been carried out in respect of the dealings by Deutsche Bank and Morgan Stanley Securities Limited in accordance with Note 2 of Rule 24.3 of the City Code. All purchases and sales are aggregated separately and have not been netted off. The highest and lowest prices per share have been stated. A full listing of all dealings by Deutsche Bank is made available for inspection at the offices of Deutsche Bank, Winchester House, 1 Great Winchester Street, London EC2N 2DB. A full list of dealings by Morgan Stanley Securities Limited is available to view at Morgan Stanley, 25 Cabot Square, London, E14 4QA.

5.	Shareholdings and dealings — general

5.1	Save as disclosed in paragraphs 3 and 4 above, neither Linde nor any of its subsidiaries, nor any of the Linde Directors, nor any member of their immediate families, nor any other person acting in concert with Linde owns, controls or is interested in, directly or indirectly, any relevant securities of BOC, nor has any such person dealt for value in any relevant securities of BOC during the Disclosure Period.

5.2	Save as disclosed in paragraphs 3 and 4 above, neither BOC nor any of its subsidiaries or persons falling within the categories specified in paragraphs (a), (b) and (d) of the definition of “associate” in paragraph 5.8(i) below, nor any of the BOC Directors, nor any member of their immediate families

PART NINE: ADDITIONAL INFORMATION

owns, controls or is interested in, directly or indirectly, any relevant securities of BOC or relevant securities of Linde, nor has any such person dealt for value in any relevant securities of BOC or relevant securities of Linde since the start of the Offer Period and no bank, stockbroker, financial or other professional adviser of BOC (other than an exempt market-maker), nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser nor any pension fund or any employee benefit trust of BOC or any of its subsidiaries nor any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with BOC owns, controls or is interested in, directly or indirectly, any relevant securities of BOC nor has any such person dealt for value therein since the start of the Offer Period.

5.3	Save as disclosed herein, neither Linde nor any person acting in concert with it has borrowed or lent any relevant securities of BOC, save for any borrowed shares which have been either on-lent or sold.

5.4	Save as disclosed herein, none of (i) Linde or any person acting in concert with Linde, or (ii) BOC or any associate of BOC, has any arrangement of the kind referred to in Note 6(b) on Rule 8 of the City Code in relation to relevant securities of BOC. For the purposes of this Part Nine of the document, “arrangement” includes an indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature which may be an inducement to deal or refrain from dealing.

5.5	Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Linde or any person acting in concert with it and any of the BOC Directors or the recent directors, shareholders or recent shareholders of BOC or any person interested or recently interested in BOC Shares having any connection with or dependence upon the Offer.

5.6	There is no agreement, arrangement or understanding whereby the beneficial ownership of any BOC Shares to be acquired by Linde pursuant to the Scheme will be transferred to any other person, save that Linde reserves the right to transfer any such shares to any other member of the Linde Group.

5.7	No relevant securities of BOC have been redeemed or purchased by BOC during the Disclosure Period.

5.8	References in this paragraph 5 to:

(i)	an “associate” are to:

(a)	subsidiaries and associated companies of BOC and companies of which any such subsidiaries or associated companies are associated companies (each a “relevant company”). (For this purpose, ownership or control of 20 per cent. or more of the equity share capital of a company is the test of associated company status);

(b)	a connected adviser and persons controlling, controlled by or under the same control as a connected advisor;

(c)	the BOC Directors and the directors of any relevant company (together in each case with their close relatives and related trusts); and

(d)	the pension funds or employee share trust of BOC, or any relevant company,

all of which are deemed to be acting in concert with BOC in relation to the Offer for the purposes of Rule 24.2(d)(iii) of the City Code;

(ii)	a “bank”, do not apply to a bank whose sole relationship with BOC, or a company covered in (i) above, is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work;

(iii)	a “connected adviser” means, in relation to any person, the organisation which is advising that person in relation to the Offer, and includes the corporate broker to BOC;

(iv)	“control” means an interest, or interests in shares carrying in aggregate 30 per cent. or more of the voting rights attributable to the share capital of the company which are currently exercisable at a general meeting, irrespective of whether such interest or interests gives de facto control;

PART NINE: ADDITIONAL INFORMATION

(v)	“relevant securities of BOC” means BOC Shares and securities convertible into or exchangeable for, rights to subscribe for or options in respect of, and derivatives referenced to, BOC Shares; and

(vi)	“relevant securities of Linde” means the shares of Linde and securities convertible into or exchangeable for, rights to subscribe for or options in respect of, and derivatives referenced to, any shares of Linde.

6.	BOC Directors’ service contracts and letters of appointment

6.1	The details of the service contracts of the executive directors of BOC are set out below:

		Notice Period
		(from director or	Base Annual Salary
Name	Date of Agreement	company)	(current)

Tony Isaac	19 November 2002 varied by letter dated 1 June 2004	6 months (director) 12 months (company)	£780,458
John Bevan	5 December 2002	6 months (director) 12 months (company)	£388,100
Alan Ferguson	5 May 2005 amended 15 November 2005	6 months (director) 12 months (company)	£447,200
Kent Masters	11 March 2005	6 months (director) 12 months (company)	£324,000
Dr Raj Rajagopal	1 May 1999 amended 22 November 2002	6 months (director) 12 months (company)	£379,300

6.2	Further details of the service contracts of the relevant BOC Directors are set out below:

Mr Isaac has a contract dated 19 November 2002, varied by letter dated 1 June 2004, which expires upon the conclusion of the Annual General Meeting in 2007 subject to possible extension by mutual agreement. The contract can be terminated by BOC on 12 months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of Mr Isaac’s salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Mr Isaac would also be entitled to a contribution to his funded unapproved retirement benefit scheme amounting to the sum of 40 per cent. of his pay above the ‘earnings cap’ imposed by the Finance Act 1989 and 58.33 per cent. of his pay up to the cap for the unexpired portion of his notice period.

Mr Bevan has a contract dated 5 December 2002 that can be terminated by BOC on 12 months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of Mr Bevan’s salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Mr Bevan would also be entitled to his deferred pension, with the unexpired portion of the notice period being added to his pensionable service in the calculation of his pension entitlement.

Mr Ferguson has a contract dated 5 May 2005, amended 15 November 2005, that can be terminated by BOC on 12 months’ notice. In the event of early termination, the contract provides for the monthly payment of compensation based on the value of Mr Ferguson’s salary, pay supplement in lieu of pension benefits, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Should Mr Ferguson obtain alternative employment during the period for payment of the monthly payments

PART NINE: ADDITIONAL INFORMATION

then each monthly payment still outstanding would be reduced by the basic monthly remuneration received from his alternative employment. Alternatively, the contract provides for BOC to pay a lump sum termination payment in lieu of the unexpired portion of the notice period instead of the monthly termination payments. Such a payment would be equal to the base salary and the pay supplement in lieu of pension benefits pro-rated to the unexpired portion of the notice period, including compensation for any other payment or benefit that might otherwise have been received during the notice period. If the contract is terminated within two years of his date of appointment, BOC, with Mr Ferguson’s agreement, has the discretion to make such termination payments in one lump sum or on a monthly basis.

Mr Masters has a contract dated 11 March 2005, effective from 1 March 2005, that can be terminated by BOC on 12 months’ notice. In the event of early termination, the contract provides for the monthly payment of compensation based on the value of Mr Master’s salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Should Mr Masters obtain alternative employment during the period for payment of the monthly payments then each monthly payment still outstanding would be reduced by the basic monthly remuneration received from his alternative employment. Alternatively, the contract provides for BOC to pay a lump sum termination payment in lieu of the unexpired portion of the notice period instead of the monthly termination payments. Such a payment would be equal to the base salary pro-rated to the unexpired portion of the notice period. The unexpired portion of Mr Master’s notice period would be added to his pensionable service in the calculation of his pension entitlement from the US Senior Executive Retirement Plan. His US Cash Balance Retirement Plan and Savings Investment Plan benefits would be credited with an amount equivalent to the amount BOC would have contributed during the unexpired portion of his notice period. His active participation in the Cash Balance Retirement Plan and Savings Investment Plan would cease on termination.

Dr Rajagopal has a contract dated 1 May 1999, amended 22 November 2002, that can be terminated by BOC on 12 months’ notice. In the event of early termination, the contract provides for the payment of compensation based on the value of Dr Rajagopal’s salary, car benefit and bonus entitlement (calculated on the basis of the average of actual payments over the preceding two years) for the unexpired portion of the notice period. Dr Rajagopal would also be entitled to have his deferred pension from the UK senior executive pension scheme (a) calculated with the inclusion of the unexpired portion of his notice period in the calculation of pensionable service; and (b) paid without actuarial reduction from age 55.

All of the above contracts can be terminated by the individual BOC Director on six months’ notice.

In addition to the salary and bonus set out above, the executive BOC Directors are also provided with the following contractual benefits:

(A) Benefits in kind

Benefits in kind comprise company car benefits and membership of BOC’s healthcare insurance scheme. Where appropriate, directors on international assignment receive overseas allowances including housing and children’s education fees amongst others. These allowances are on similar terms to those applying to other employees on the international programme.

(B) Variable Compensation Plan (VCP)

The executive directors participate in the variable compensation bonus plan. The plan focuses on annual objectives and links individual performance with business plans. The target and maximum value of the VCP is 110 per cent. and 160 per cent. of salary respectively and one third of the VCP bonus is compulsorily deferred into the BOC Share Matching Plan. The financial targets for the executive directors are set on an annual basis by the Remuneration Committee and performance against these targets is reviewed by the Remuneration Committee on a six-monthly basis. The executive directors also receive options and awards under the BOC Share Schemes.

PART NINE: ADDITIONAL INFORMATION

Other contractual benefits for the executive directors include directors’ and officers’ liability insurance, business travel insurance and indemnification by BOC against losses and liabilities incurred in the course of employment.

(C)	Pension entitlements

The pension arrangements for each individual executive director are as follows:

Mr Isaac’s pension is being funded in the UK through a combination of a tax-approved personal pension plan on earnings up to the ‘earnings cap’ imposed by the Finance Act 1989, and a funded unapproved retirement benefit scheme on earnings above the ‘earnings cap’. With effect from 5 April 2006, no further contributions are being made by BOC to Mr Isaac’s pension plans. Instead these contributions are paid to him in the form of a salary supplement.

Mr Bevan’s pension is provided under the Australian superannuation fund. On retirement at age 60, he will be entitled to the accumulated value of his defined contribution fund, subject to that not being less than the guaranteed lump sum of approximately six times his final 12 months’ salary.

Mr Ferguson does not have any pension arrangements provided by BOC. Instead, he receives a pay supplement of 30 per cent. of his basic pay. BOC does provide him with life cover of four times his basic pay.

Mr Masters’ pension is provided under the US Cash Balance Retirement Plan and the US Senior Executive Retirement Plan, which, in combination, entitle Mr Masters to a lump sum benefit on retirement at age 60 equivalent to a pension of approximately 82.2 per cent. of his final base salary. In accordance with local competitive practices existing in his country of operation prior to his appointment as a director, Mr Masters’ bonus is pensionable.

Dr Rajagopal’s pension benefits are funded under the UK senior executive pension scheme. On retirement at age 60, he will be entitled to a pension of two-thirds of his final 12 months’ salary.

6.3	It has been agreed that Alan Ferguson’s restricted award over 32,051 BOC Shares which was to vest in March 2006 will instead vest on the date on which the Scheme becomes effective, together with the award of 16,026 BOC Shares which was to vest in March 2007.

Dr Rajagopal will be entitled to participate in the additional retention scheme applicable to BOC Edwards’ key employees, subject to certain conditions. It is expected that he would be entitled to a cash payment of 100 per cent. of his salary which would be payable on the earlier of 12 months after the introduction of the scheme and the completion of any sale of BOC Edwards.

Under the retention arrangements which have been put in place in relation to the BOC Share Schemes and which are summarised in paragraph 13 of Part Two of this document, options and awards granted to BOC Directors will be treated the same as the options and awards granted to all other participants in the BOC Share Schemes.

6.4	Non-executive directors of BOC do not have service contracts but instead each has a letter of appointment setting out the terms and conditions of his or her appointment. Details of the letters of appointment are set out below:

	Date of current letter	Appointment	Term of
Name	of appointment	commenced	appointment	Annual fee

Sir Rob Margetts	14 January 2005	4 October 2001	3 years	£260,000
Andrew Bonfield	20 May 2003	29 July 2003	3 years	£45,000
Guy Dawson	23 February 2004	1 March 2004	3 years	£55,000
Rebecca McDonald	20 June 2005	1 July 2005	3 years	£45,000
Matthew Miau	23 January 2005	23 January 2002	3 years	£45,000
Sir Christopher O’Donnell	11 May 2004	19 March 2001	3 years	£55,000
Anne Quinn CBE	13 April 2004	1 May 2004	3 years	£45,000

Mr Bonfield’s appointment as a non-executive director was extended at the 2004 annual general meeting until January 2007.

PART NINE: ADDITIONAL INFORMATION

6.5	Further details of the letters of appointment of the relevant BOC Directors are set out below:

The minimum time commitment to BOC required of Andrew Bonfield, Guy Dawson, Rebecca McDonald, Matthew Miau, Sir Christopher O’Donnell and Anne Quinn is 20 days per annum plus the appropriate preparation time in advance of meetings. In the case of Sir Rob Margetts, the minimum time commitment involved in the overall performance of his duties is approximately one and a half days per week.

The annual fees of the chairman and all of the non-executive directors are paid in cash. Fees in respect of Sir Christopher O’Donnell are paid to Smith & Nephew plc, his employer, in accordance with that company’s policy. For each of the other non-executive directors, pursuant to an agreed process, £15,000 of their basic £45,000 annual fee, less tax, is invested in BOC Shares. In addition, Guy Dawson re-invests £5,000 of his £10,000 fee for chairing a Board committee, less tax, in BOC Shares.

The letters of appointment of each non-executive director, other than Andrew Bonfield, provide that the non-executive appointment may be terminated by the non-executive director or BOC giving to the other not less than one month’s written notice. All non-executive directors remain subject to retirement by rotation in accordance with BOC’s articles of association. On termination of their appointment as non-executives, each non-executive director has undertaken to resign from all offices held in any company forming part of the BOC Group, except for Matthew Miau who would remain a director of the joint venture BOC Lienhwa Industrial Gases Company Limited or any other company within that joint venture group of companies.

All directors are obliged to hold at least 500 BOC Shares.

6.6	Save as disclosed above, there are no service contracts between any BOC Director or proposed director of BOC and any member of the BOC Group and save as disclosed above, no such contract has been entered into or amended within the six months preceding the date of this document.

6.7	Save as set out in this document, the effect of the Scheme on the interests of the BOC Directors does not differ from its effect on the like interests of any other person.

7.    Market quotations
The following table shows the closing middle market prices for BOC Shares as derived from the Official List (i) for the first dealing day of each of the six months immediately prior to the date of this document, (ii) for 23 January 2006 (being the last Business Day prior to the commencement of the Offer Period) and (iii) for 18 July 2006 (the last practicable date prior to the publication of this document):

Date	Pence

18 July 2006	1,600
3 July 2006	1,586
1 June 2006	1,562
2 May 2006	1,560
3 April 2006	1,547
1 March 2006	1,547
1 February 2006	1,485
23 January 2006	1,151
3 January 2006	1,191
8.    Further information on Linde

8.1	Linde was incorporated in Germany on 8 July 1879 with registered number HRB 10000 (at the local court of Wiesbaden) and its registered office is at Abraham-Lincoln-Straße 21, 65189 Wiesbaden, Germany.

8.2	As at 18 July 2006 (the last practicable date prior to the publication of this document), Linde had a registered share capital in the amount of €401,745,423.36, divided into 156,931,806 ordinary shares of no par value (each of which has an attributable pro rata share capital of €2.56).

8.3	According to information based on the notices of such shareholders, as at the dates set out below (in each case being the last practicable date prior to the publication of this document), the following companies directly and/or indirectly hold the following voting rights in Linde (attributable to them in

PART NINE: ADDITIONAL INFORMATION

accordance with section 22 of the German Securities Trading Act) corresponding to their respective interests in the issued share capital of Linde:

(i)	Allianz AG: 9.06 per cent. as at 6 July 2006 (including New Linde Shares taken under the Linde Rights Offering that may have been credited to Allianz AG (or members of its group) after 6 July 2006 and based on certain assumptions made by Allianz AG with regard to, inter alia, proceeds from the sale of its subscription rights). Allianz AG is a public company incorporated in Germany with registered number HRB 7158 (at the local court of Munich);

(ii)	Commerzbank AG: 9.77 per cent. as at 6 July 2006 (including New Linde Shares taken under the Linde Rights Offering that may have been credited to Commerzbank AG account after 6 July 2006). Commerzbank AG is a public company incorporated in Germany with registered number HRB 32000 (at the local court of Frankfurt am Main);

(iii)	Deutsche Bank AG: 9.77 per cent. as at 6 July 2006. Deutsche Bank AG is a public company incorporated in Germany with registered number HRB 3000 (at the local court of Frankfurt am Main); and

(iv)	The Capital Group Companies Inc. (“CGC”): 5.18 per cent. as at 7 July 2006. The voting rights attributable to these shares have been entrusted to The Capital Research and Management Co. (“CRM”), a subsidiary of CGC, which may exercise the voting rights at its own discretion in the absence of special instructions. In accordance with section 22 paragraph 1 no. 6 of the German Securities Trading Act, such voting rights are deemed to be equivalent to voting rights of a shareholder. Both CRM and CGC are private companies incorporated in the state of California with registered office 333 S Hope St, Los Angeles, CA, 90071-1406, Los Angeles County, United States.
9.    Further information on how the Offer is to be financed

9.1	Linde entered into a multicurrency term and revolving credit facilities agreement (the “Credit Agreement”) on 3 March 2006 between Linde as original borrower and guarantor, Commerzbank AG, Deutsche Bank AG, Dresdner Kleinwort Wasserstein — The Investment Banking Division of Dresdner Bank AG, Morgan Stanley Bank International Limited and The Royal Bank of Scotland plc as mandated lead arrangers (the “Mandated Lead Arrangers”) and Commerzbank AG, Deutsche Bank Luxemburg S.A., Dresdner Bank AG, Niederlassung Luxembourg, Morgan Stanley Senior Funding Inc./ Morgan Stanley Bank International Limited and The Royal Bank of Scotland plc as the original lenders (the “Original Lenders”) and Deutsche Bank Luxembourg S.A. as the facility agent (the “Facility Agent”).

9.2	Pursuant to the Credit Agreement, the Lenders (as defined in the Credit Agreement) have agreed to make available the following credit facilities:

(i)	a multicurrency term credit facility in an aggregate amount equal to £1,400 million (“Facility A-1”);

(ii)	a multicurrency term credit facility in an aggregate amount equal to £2,000 million (“Facility A-2”);

(iii)	a multicurrency term credit facility in an aggregate amount equal to £5,500 million (“Facility B”); and

(iv)	a multicurrency revolving credit facility in an aggregate amount equal to €2,000 million (“Revolving Facility”).

9.3	All amounts borrowed under Facility A-1, Facility A-2 and Facility B are to be used by Linde towards, inter alia, funding the Offer including funding acquisition costs; refinancing certain existing financial indebtedness of the BOC Group (including certain indebtedness of BOC); and financing contributions to BOC’s pension schemes and, in the case of Facility A-1 and Facility A-2 only, cash collateralising obligations of Linde under the Loan Notes.

9.4	The Revolving Facility is to be used towards, inter alia, refinancing or defeasing certain financial indebtedness of the enlarged Linde Group (including BOC); issuing bank guarantees in relation to BOC’s pension schemes, and/or financing the working capital and capital expenditure requirements of the enlarged group and for its general corporate purposes.

PART NINE: ADDITIONAL INFORMATION

9.5	Facility A-1 is to be repaid on the date which falls three and a half years after the date of the Credit Agreement (the “Signing Date”).

9.6	Facility A-2 is to be repaid on the date which falls five years after the Signing Date.

9.7	Subject to an option to extend the maturity of Facility B, Facility B is to be repaid on the date which falls eighteen months after the last day of the period from the Signing Date until the earlier of (i) six months from such date, or (ii) the date on which all the Pre-Conditions have been satisfied or waived (the “Initial Period”).

9.8	If Linde exercises its option to extend the maturity of Facility B, Facility B is to be repaid on the date which falls twelve months (less the actual duration of the Initial Period) after the initial date on which Facility B should have been repaid.

9.9	The Revolving Facility is to be repaid on the date which falls five years after the Signing Date.

9.10	Facility A-1 bears interest which is an aggregate of the Applicable Margin, LIBOR (or EURIBOR, as defined in the Credit Agreement, as applicable) and the Mandatory Cost (as such terms are defined in the Credit Agreement). The Applicable Margin in relation to Facility A-1 is 0.50 per cent. per annum until the date falling six months after the date of initial utilisation of Facility A-1 and thereafter, the Applicable Margin shall vary in accordance with a margin ratchet whereby the margin changes based on the ratings from Standard & Poor’s and Moody’s from time to time of Linde’s long term senior unsecured debt obligations (the “Ratings”) with the lowest Applicable Margin being 0.30 per cent. per annum and the highest Applicable Margin being 0.75 per cent. per annum.

9.11	Facility A-2 and the Revolving Facility bear interest which is an aggregate of the Applicable Margin, LIBOR (or EURIBOR, as applicable) and the Mandatory Cost. The Applicable Margin in relation to Facility A-2 and the Revolving Facility is 0.55 per cent. per annum until the date falling six months after the date of initial utilisation of Facility A-2 and thereafter, the Applicable Margin shall vary in accordance with the Ratings, within a range of 0.35 per cent. per annum to 0.8 per cent. per annum.

9.12	Facility B bears interest which is an aggregate of the Applicable Margin, LIBOR (or EURIBOR, as applicable) and the Mandatory Cost. Following receipt by Linde of a certain amount of cash proceeds from an issue of ordinary equity and other instruments leading to an equity credit for Ratings purposes, the Applicable Margin for Facility B is 0.40 per cent. per annum.

9.13	The Credit Agreement provides for the applicable rate of interest for each facility to be increased by 1.0 per cent. per annum if any Obligor (as defined in the Credit Agreement) fails to pay any amount payable by it under any Finance Document (as defined in the Credit Agreement) on the due date therefor.

9.14	Pursuant to the Credit Agreement, Linde must pay a ticking fee from the Signing Date until the last day of the Initial Period at the rate of 0.065 per cent. per annum for the first three months from the Signing Date and thereafter at the rate of 0.08 per cent. per annum on each Lender’s Available Commitment (as defined in the Credit Agreement).

9.15	Under the Credit Agreement, Linde must pay commitment fees of:

(i)	in relation to Facility A-1 and Facility A-2, 32.5 per cent. of the Applicable Margin per annum for such facility;

(ii)	in relation to Facility B, 32.5 per cent. of the Applicable Margin per annum for such facility; and

(iii)	in relation to the Revolving Facility, 30 per cent. of the Applicable Margin per annum for such facility, calculated in each case on the undrawn, uncancelled amount of each Lender’s Available Commitment (as defined in the Credit Agreement).

9.16	Linde must also pay an arrangement fee, a participation fee, an underwriting fee and an agency fee.

9.17	If Linde exercises its option to extend the maturity of Facility B, Linde must pay an extension option fee of 0.075 per cent. of the amount extended if such amount equals or exceeds 50 per cent. of the Total Facility B Commitments (as defined in the Credit Agreement) or 0.05 per cent. of the amount extended if such amount is less than 50 per cent. of the Total Facility B Commitments.

9.18	The Credit Agreement contains representations and warranties and undertakings given by the Obligors. The undertakings also include obligations to meet certain financial ratios.

9.19	The Credit Agreement also contains provisions which entitle the Lenders, inter alia, to cancel any unborrowed amount and to require repayment of all sums advanced (including interest, fees and

PART NINE: ADDITIONAL INFORMATION

expenses) under the Credit Agreement in certain circumstances, notably, for breaches of the undertakings and representations and warranties set out in the Credit Agreement.

9.20	During the Certain Funds Period (as defined in the Credit Agreement), however, no such action may be taken unless a Major Default (as defined in the Credit Agreement) has occurred and is continuing.

9.21	The Credit Agreement includes covenants that restrict Linde from waiving, modifying or amending a term or condition of the Scheme, save:

(a)	to the extent that the Majority Lenders (as defined in the Credit Agreement) have agreed otherwise;

(b)	where such waivers, modifications and amendments:

(i)	could not be reasonably expected to be material and prejudicial to the interests of the Lenders; or

(ii)	are required by the Panel, the City Code, the rules or requirements of any securities exchange with jurisdiction over Linde or BOC or any other applicable law or regulation; or

(c)	where the Panel will not allow the relevant condition to be invoked.

9.22	If Linde wishes to waive or amend any of the conditions to the Scheme (other than as permitted pursuant to 9.21 (a)-(c) above), the Majority Lenders may (if, in their opinion, they consider that the proposed amendment, waiver or modification could be reasonably expected to be material and prejudicial to the interests of the Lenders and is of material significance in the context of the Scheme) require Linde to make representations to the Panel to establish whether the Panel would permit Linde to invoke the relevant condition. If the Panel grants such permission, then Linde shall invoke such condition. Linde has agreed to give BOC three business days’ notice of any intention to invoke a condition.

9.23	Linde closed the successful syndication of the loan transaction supporting the acquisition of BOC on 3 May 2006. The syndication process, managed by Mandated Lead Arrangers Commerzbank AG, Deutsche Bank AG, Dresdner Kleinwort Wasserstein — The Investment Banking Division of Dresdner Bank AG, and Morgan Stanley Bank International Limited (jointly acting as bookrunners), and Mandated Lead Arranger The Royal Bank of Scotland plc, concluded with an oversubscription of 60 per cent.

9.24	Since the announcement on 6 March 2006 by Linde and BOC that they had reached agreement on the terms of the Offer, Linde has successfully completed the Linde Rights Offering, raising €1,835,280,738 billion as a result of a capital increase. Linde has also, in that period, successfully raised €691,249,996 and £247,642,500 as the result of the issuance of new hybrid capital. The proceeds of these equity and hybrid capital fundraisings have been placed on deposit to be used by Linde to finance the Offer. As a result, Linde has reduced the committed funds available under Facility B by £2.0 billion to £3.5 billion.
10.  Break Fee Agreement
Linde and BOC entered into a break fee agreement on 6 March 2006 which sets out various matters in relation to the Offer. In particular, the Break Fee Agreement provides that:

(a)	without BOC’s consent (such consent not to be unreasonably withheld or delayed), Linde undertakes not to waive, in whole or in part, any of the Pre-Conditions or elect to implement the proposed acquisition by way of a takeover offer or by using one or more subsidiaries of Linde in addition to or in place of Linde. Such consent shall not be required if a bona fide competing offer has been made public or there has been a change in the BOC Board’s recommendation of the Offer, except in response to a Linde Event;

(b)	Linde and BOC agree to use all reasonable endeavours to achieve the satisfaction of the Pre-Conditions as promptly as practicable and in any event by 31 May 2006 (including co-operating and proceeding with a Phase II enquiry under the Merger Regulation, if such enquiry were initiated and a Second Request under the Hart-Scott-Rodino Anti-trust Improvements Act 1976, as amended, if a Second Request were made);

PART NINE: ADDITIONAL INFORMATION

(c)	BOC will pay to Linde a compensation fee of £75 million (subject to any adjustment for VAT) if:

(i)	an independent competing offer is announced before Linde has indicated to BOC that it does not wish BOC to proceed with the Scheme or the takeover offer lapses or is withdrawn or (with the consent of the Panel) is not made and that competing offer (or any other independent competing offer which is announced before (A) Linde has indicated to BOC that it does not wish BOC to proceed with the Scheme or the takeover offer lapses or is withdrawn or (with the consent of the Panel) is not made or (B) any such earlier independent competing offer lapses, is withdrawn or is not made) subsequently becomes or is declared unconditional in all respects or is otherwise completed; or

(ii)	the BOC Board does not recommend the Offer or withdraws or adversely modifies its recommendation of the Offer or agrees or resolves to recommend an independent competing offer, except in response to a Linde Event; and

(d)	Linde will pay to BOC a compensation fee of £75 million (subject to any adjustment for VAT) if a Linde Event has occurred and:

(i)	the Offer fails in response to such event; or

(ii)	the Offer has not become unconditional by 28 February 2007.
A “Linde Event” is defined in the Break Fee Agreement as any event or circumstance attributable to any act or omission of Linde, its Supervisory or Executive Board or its advisers (acting in their capacity as such) or its financing banks or other debt holders or shareholders (acting in their capacity as such) which would materially delay or prevent completion of the acquisition other than the exercise by Linde or the financing banks of any rights under, or relating to, the conditions to the Offer.
11.  Material contracts

11.1	Other than the Break Fee Agreement, there are no contracts, other than those entered into in the ordinary course of business, that have been entered into by members of the BOC Group in the period beginning on 24 January 2004 (being the date two years prior to the commencement of the Offer Period) and ending on 18 July 2006 (the last practicable date prior to the publication of this document) and which are or may be material.

11.2	In addition to the Break Fee Agreement and the Credit Agreement, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by a member of the Linde Group in the period beginning on 24 January 2004 (being the date two years prior to the commencement of the Offer Period) and ending on 18 July 2006 (being the last practicable date prior to the publication of this document) and are or may be material:

(a)	An Underwriting Agreement (the “Underwriting Agreement”) dated 23 June 2006 among (1) Linde, (2) Deutsche Bank Aktiengesellschaft, (3) Morgan Stanley Bank AG, (4) Dresdner Bank Aktiengesellschaft, (5) COMMERZBANK Aktiengesellschaft, (6) Société Générale, (7) Bayerische Hypo-und Vereinsbank AG, (8) WestLB AG, (9) UBS Limited, (10) BNP Paribas, (11) DZ BANK AG Deutsche Zentral-Genossenschaftsbank, (12) Calyon, (13) Landesbank Baden-Württemberg and (14) Landesbank Hessen-Thüringen Girozentrale ((2) through (14) together, the “Underwriters”). Deutsche Bank Aktiengesellschaft and Morgan Stanley Bank AG were the Global Coordinators in connection with the Linde Rights Offering.

According to the Underwriting Agreement, each Underwriter severally agreed to subscribe for certain quantities of New Linde Shares and to offer such New Linde Shares for subscription to the holders of Linde shares and to the holders of the €550,000,000 1.25 per cent. Convertible Notes Due 2009 issued by Linde Finance B.V. Linde agreed to issue the corresponding number of New Linde Shares.

Pursuant to the Underwriting Agreement, the Underwriters agreed to pay to Linde at least the subscription price of €49.50, for those New Linde Shares for which subscription rights were exercised, on 11 July 2006, and for those New Linde Shares for which no subscription rights were exercised, on 13 July 2006, in each case less any payments previously made, including the issue price of €2.56 per each New Linde Share and the commission payable by Linde.

PART NINE: ADDITIONAL INFORMATION

Linde agreed to pay the Underwriters a commission of approximately €18 million, and to indemnify them against certain liabilities. The Underwriting Agreement also stipulated that the Underwriters’ obligations were contingent on the fulfillment of certain conditions, such as the receipt of standard legal opinions. All of these conditions were satisfied.

All of the New Linde Shares available in the Linde Rights Offering were taken in full by existing holders of shares in Linde, holders of the €550,000,000 1.25 per cent. Convertible Notes Due 2009 issued by Linde Finance B.V. or third parties.

(b)	An Underwriting Agreement in relation to the issuance of hybrid bonds (the “Hybrid Underwriting Agreement”) dated 12 July 2006 among (1) Linde Finance B.V., Amsterdam (the “Issuer”), (2) Linde, (3) Barclays Bank PLC, (4) Citigroup Global Markets Limited, (5) Dresdner Bank AG London Branch, (6) UBS Limited, (7) Bayerische Hypo-und Vereinsbank AG, (8) BNP Paribas, (9) Commerzbank Aktiengesellschaft, (10) HSBC Bank plc, (11) Société Générale and (12) The Royal Bank of Scotland plc ((3) through (12) together the “Managers”). Pursuant to the Hybrid Underwriting Agreement, Linde has agreed to pay the Managers a commission of up to 0.75 per cent. of the principal amount of the Bonds (as defined below), and to indemnify the Managers against certain liabilities.

In accordance with the terms of the Hybrid Underwriting Agreement, the Issuer has issued, and the Managers have, severally and not jointly, subscribed for, guaranteed subordinated fixed to floating rate callable bonds in the aggregate principal amount of €691,249,996 and £247,643,500 on 14 July 2006, each such bond having a principal amount of €1,000 and £1,000, respectively (together the “Bonds”).

For the benefit of holders of the Bonds, Linde has issued in each case a subordinated unconditional and irrevocable guarantee. In addition, Linde has unconditionally and irrevocably undertaken in an undertaking to effect a tender offer (the “Undertaking to Effect a Tender Offer”) to the holders of its Qualifying Securities (as defined in the Undertaking to Effect a Tender Offer) that it will make a tender offer to all holders of the Qualifying Securities pursuant to which Linde will offer to repurchase such securities at 100 per cent. of their respective nominal amounts plus any interest accrued until the day of repurchase if (i) a Change of Control (as defined in the terms and conditions of the Bonds) has occurred; and (ii) the Issuer of the Bonds has exercised its call right pursuant to §6(6) of the terms and conditions of the Bonds.
12.  Cash confirmation
Deutsche Bank and Morgan Stanley, joint financial advisers to Linde, have each confirmed that they are satisfied that sufficient resources are available to Linde to satisfy in full the cash consideration payable to Scheme Shareholders under the terms of the Scheme.
13.  No material change

13.1	Save as disclosed in the unaudited interim results of BOC for the 6 months ended 31 March 2006, there has been no material change in the financial or trading position of BOC since 30 September 2005, being the date to which the latest published audited financial statements of BOC were drawn up.

13.2	Save as disclosed in the unaudited interim results of Linde for the three months ended 31 March 2006, there has been no material change in the financial or trading position of Linde since 31 December 2005, being the date to which the latest published audited financial statements of Linde were drawn up.

13.3	On 11 July 2006, BOC announced that it had been informed by Celanese Corporation that it had lodged a complaint against BOC in the District Court of Dallas County, Texas, for an amount, including exemplary damages, of not less than $960 million in relation to a project at Nanjing China. BOC believes the claim, which is proceeding, to be completely without merit.

PART NINE: ADDITIONAL INFORMATION
14.  Sources and bases of information

14.1	The value attributed to the existing issued share capital of BOC is based upon the 514,501,580 BOC Shares in issue as at the close of business on 18 July 2006, the last practicable date prior to the publication of this document.

14.2	The closing price of BOC Shares on 23 January 2006, the last Business Day before the announcement by BOC that it had received a preliminary approach regarding a possible offer, is taken from the Official List.

14.3	The closing price of BOC Shares on 3 March 2006 is taken from the Official List.

14.4	The average closing price per BOC Share during the three months up to and including 23 January 2006 is derived from the Official List.

14.5	Unless otherwise stated, the financial information relating to the BOC Group is extracted or derived without any adjustment from the audited consolidated financial statements of the BOC Group for the relevant financial year or from the interim results statement of the BOC Group for the six months ended 31 March 2006.

14.6	Unless otherwise stated, the financial information relating to Linde is extracted from the audited consolidated financial statements of Linde for the relevant financial year.
15. Consents

Each of JPMorgan Cazenove, Merrill Lynch, Deutsche Bank and Morgan Stanley has given and has not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which it is included.
16.  Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any Business Day up to and including the Effective Date at the registered office of BOC (being Chertsey Road, Windlesham, Surrey GU20 6HJ, England) and at the offices of Slaughter and May (being One Bunhill Row, London EC1Y 8YY, England):

(A)	the memorandum and articles of association of BOC;

(B)	the articles of association of Linde;

(C)	the audited consolidated accounts of the BOC Group for the two financial years ended 30 September 2005 (as stated in UK GAAP), the IFRS restatement of the financial information for the year ended 30 September 2005 and the unaudited interim results of the BOC Group for the six months ended 31 March 2006 (as stated in IFRS);

(D)	the audited consolidated accounts of the Linde Group for the two financial years ended 31 December 2005 and the unaudited interim results of Linde for the three months ended 31 March 2006;

(E)	copies of the service contracts and letters of appointment of the BOC Directors referred to in paragraph 6 above;

(F)	copies of the undertakings of the BOC Directors referred to in paragraph 3.1 above;

(G)	copies of the written consents referred to in paragraph 15 above;

(H)	copies of the material contracts referred to in paragraph 11 above, the Break Fee Agreement and the Credit Agreement;

(I)	the draft Loan Note Instruments (subject to modification) and the Loan Note valuation by Deutsche Bank and Morgan Stanley dated 19 July 2006;

(J)	the rules of the BOC Share Schemes;

(K)	a copy of the Notice of Termination referred to in paragraph 3 of Part Five of this document which is being sent to holders of BOC ADSs with this document; and

(L)	this document, the Forms of Proxy and the Loan Note Form of Election.

PART TEN: THE SCHEME OF ARRANGEMENT
THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 4894 of 2006
IN THE MATTER OF THE BOC GROUP plc
and
IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)
between
THE BOC GROUP plc
and
THE HOLDERS OF THE SCHEME SHARES
(as hereinafter defined)

PART TEN: THE SCHEME OF ARRANGEMENT
PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“2006 Awards”	awards under the BOC Share Schemes which may be exercised or released following the Effective Date and, if exercised or released, will be satisfied from the Excluded Shares or by the issue of BOC Shares

“2006 Options”	options under the BOC Share Schemes which may be exercised following the Effective Date and, if exercised, will be satisfied from the Excluded Shares or by the issue of BOC Shares

“Act”	the Companies Act 1985, as amended

“BOC Employee Share Trust”	The BOC Group plc Employee Share Trust (1995) dated 8 February 1995

“BOC Shares”	the ordinary shares of 25 pence each in the capital of BOC

“BOC Sharesave Schemes”	the BOC UK Savings-Related Share Option Schemes 1995, the BOC UK Savings-Related Share Option Plan 2005, the BOC Republic of Ireland Savings-Related Share Option Scheme 2005, the BOC Employee Share Option Scheme (Australia) 1995, the BOC Employee Share Option Scheme (New Zealand) 1995, the BOC Employee Share Option Scheme (Australia) 2005 and the BOC Employee Share Option Scheme (New Zealand) 2005

“BOC Share Schemes”	the BOC Executive Share Option Scheme 1995, the BOC Executive Share Option Scheme 1995 Jersey, the BOC Executive Share Option Scheme 2003, the BOC Long Term Incentive Plan, the BOC Share Matching Plan and the BOC Sharesave Schemes

“Business Day”	a day, other than a Saturday or Sunday or public holiday or bank holiday, on which banks are generally open for business in the City of London

“Cancellation Shareholders”	holders of Cancellation Shares

“Cancellation Shares”	Scheme Shares, other than the Loan Note Elected Shares

“certificated” or “in certificated form”	a share which is not in uncertificated form (that is, not in CREST)

“Circular”	the document dated 22 July 2006 sent by the Company to the holders of BOC Shares and others of which this Scheme forms part

“Company” or “BOC”	The BOC Group plc, a company incorporated in England and Wales with registered number 22096

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the meeting of the BOC Shareholders convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve this Scheme, including any adjournment thereof

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations

“CRESTCo”	CRESTCo Limited

PART TEN: THE SCHEME OF ARRANGEMENT

“Effective Date”	the date on which this Scheme becomes effective in accordance with clause 8 of this Scheme

“Excluded Shares”	the BOC Shares held by the trustee of the BOC Employee Share Trust (being a maximum of 4,258,686 BOC Shares), all of which will not be acquired or cancelled pursuant to this Scheme in order to be kept available to satisfy 2006 Options and 2006 Awards

“Hearing”	the hearing by the Court of the petition to sanction this Scheme and to confirm the reduction of BOC’s share capital under section 137 of the Act provided for by this Scheme

“holder”	a registered holder and includes any person(s) entitled by transmission

“Linde”	Linde AG, a public company incorporated in Germany with registered number HRB 10000 (at the local court of Wiesbaden)

“Linde Group”	Linde and its subsidiaries and subsidiary undertakings

“Loan Note Alternative”	the alternative whereby (a) Scheme Shareholders (other than Restricted Overseas Persons) may elect to receive, subject to the terms and conditions set out in this Scheme, Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under this Scheme; and (b) holders of 2006 Options and/or 2006 Awards (including their spouses or civil partners to whom they transfer BOC Shares acquired on exercise/vesting of those options and awards) (other than Restricted Overseas Persons) and/or Alan Ferguson (in respect of his special share award) may elect to receive, subject to the terms and conditions set out in this Scheme, Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled in respect of their BOC Shares acquired after the Scheme Record Time and acquired by Linde under the proposed amendments to BOC’s articles of association

“Loan Note Deadline”	the latest time for lodging Loan Note Forms of Election which will be 3:00 p.m. on Sunday 3 September 2006 or such other time and date as may be notified to BOC Shareholders via a Regulatory Information Service or as may otherwise be required by the Panel

“Loan Note Elected Shareholders”	holders of Loan Note Elected Shares

“Loan Note Elected Shares”	Scheme Shares (if any) in respect of which (a) valid elections for the Loan Note Alternative have been made in accordance with its terms; and (b) Loan Notes are to be issued in accordance with the Loan Note Alternative

“Loan Note Form of Election”	the green form of election relating to the Loan Note Alternative and accompanying the Circular

“Loan Notes”	the loan notes of Linde to be issued pursuant to the Loan Note Alternative which, at the election of the relevant Scheme Shareholder, shall be either QCB Loan Notes or Non QCB Loan Notes (as the case may be), particulars of which are summarised in Part Six of the Circular

“members”	members of the Company on the register of members at any relevant date

PART TEN: THE SCHEME OF ARRANGEMENT

“Non QCB Loan Notes”	the Loan Notes which contain a provision giving Linde the option to repay amounts owing under the Non QCB Loan Notes in US dollars

“Order”	the order of the Court sanctioning this Scheme under section 425 of the Act and confirming the reduction of share capital under section 137 of the Act provided for by this Scheme

“Order Date”	the date on which the Court makes the Order

“QCB Loan Notes”	the Loan Notes which do not contain a provision giving Linde the option to repay amounts owing under the QCB Loan Notes in US dollars

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755)

“Restricted Overseas Person”	(i) a US person as defined in Regulation S under the US Securities Act, (ii) a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Linde reasonably believes to be in or resident in, Canada, Australia, Japan, Malaysia or New Zealand and (iii) persons in any other jurisdiction (other than persons in the United Kingdom) whom Linde is advised it is necessary to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent, or any registration or other formality which Linde regards as unduly onerous

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Linde

“Scheme Record Time”	6:00 p.m. (London time) on the day immediately before the Effective Date

“Scheme Shareholders”	the holders of Scheme Shares

“Scheme Shares”	BOC Shares which are:

(i) in issue at the date of the Circular;

(ii)	(if any) issued after the date of the Circular and before the Voting Record Time; and

(iii)	(if any) issued at or after the Voting Record Time and before 6:00 p.m. on the day before the Order Date, in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by this Scheme, in each case other than any Excluded Shares and any BOC Shares which are beneficially held by a member of the Linde Group

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

“US” or “United States”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

PART TEN: THE SCHEME OF ARRANGEMENT

“US Securities Act”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Voting Record Time”	6:00 p.m. (London time) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6:00 p.m. (London time) on the second day before the day of such adjourned meeting
References to clauses are to clauses of this Scheme.

(B)	The authorised share capital of the Company at the date of this Scheme is £147,500,000 divided into 590,000,000 ordinary shares, of which, as at the close of business on 18 July 2006, 514,501,580 have been issued and are credited as fully paid and the remainder are unissued.

(C)	Linde (which, at the time of this Scheme, holds 1 BOC Share) has agreed to appear by counsel at the Hearing and to submit to be bound by, and to undertake to the Court to be bound by, this Scheme and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(D)	The Trustee of the BOC Employee Share Trust has agreed to appear by counsel at the Hearing and to consent to be bound by this Scheme.
THE SCHEME
1.  Cancellation of the Cancellation Shares

1.1	The capital of the Company shall be reduced by cancelling and extinguishing the Cancellation Shares.

1.2	Subject to, and forthwith upon, the said reduction of capital taking effect:

(A)	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of BOC Shares as is equal to the number of Cancellation Shares; and

(B)	the reserve arising in the books of account of the Company as a result of the said reduction of capital shall be appropriated and applied in paying up in full at par the ordinary shares created pursuant to clause 1.2(A) of this Scheme, which shall be allotted and issued credited as fully paid to Linde and/or its nominees.
2.  Consideration for cancellation of the Cancellation Shares
In consideration for the cancellation of the Cancellation Shares and the allotment and issue of the BOC Shares as provided in clause 1 of this Scheme, Linde shall (subject as hereinafter provided) pay to or for the account of the Cancellation Shareholders (as appearing in the register of members of the Company at the Scheme Record Time):

for every Cancellation Share	1,600 pence in cash
3.  Loan Note Alternative

3.1	Conditional upon and subject to clause 4 of this Scheme, if any holder of Scheme Shares other than a Restricted Overseas Person shall have made a valid election under the Loan Note Alternative in respect of all or some only of his or her Scheme Shares, his or her Loan Note Elected Shares shall be transferred to Linde and Linde shall, in consideration for the transfer of the Loan Note Elected Shares (and subject to the remaining provisions of this clause 3), allot and issue to such Loan Note Elected Shareholder (as appearing in the register of members at the Scheme Record Time) Loan Notes on the following basis:

for each £1 of cash consideration otherwise receivable under this Scheme	£1 nominal value of Loan Notes

provided that the Loan Note Alternative is not available to Restricted Overseas Persons.

PART TEN: THE SCHEME OF ARRANGEMENT

3.2	If valid elections for the Loan Note Alternative received by the Loan Note Deadline would result in the issue of less than £20 million nominal value of Loan Notes in aggregate, Linde reserves the right not to issue any Loan Notes. If no Loan Notes are issued pursuant to this clause 3.2:

(A)	any relevant Scheme Shares whose holders have made a valid election under the Loan Note Alternative shall be treated as Cancellation Shares for the purposes of this Scheme;

(B)	such holders shall then receive the cash to which they would otherwise be entitled under this Scheme; and

(C)	clause 4 of this Scheme shall not apply.

3.3	The Loan Notes shall be issued credited as fully paid and in amounts and integral multiples of £1 nominal. No fraction of a Loan Note shall be issued to any holder of Scheme Shares and the cash entitlement relating thereto shall be disregarded and not paid to such holder.

3.4	The election referred to in clause 3.1 of this Scheme shall be made by the completion and delivery of a Loan Note Form of Election in accordance with the instructions thereon and, if Scheme Shares are held in uncertificated form (that is, in CREST), a transfer to escrow instruction to CRESTCo.

3.5	Linde shall be entitled, in determining whether a Loan Note Form of Election is valid or not, to exercise the powers and discretions provided for in Part Seven of the Circular.

3.6	Upon execution and delivery by a holder of Scheme Shares of a valid Loan Note Form of Election such holder shall be bound by the terms and provisions contained in the Loan Note Form of Election and in Part Seven of the Circular and in particular (but without prejudice to the generality of the foregoing):

(A)	shall be responsible for the representations and warranties contained in Notes 2 and 4 on page 4 of the Loan Note Form of Election; and

(B)	shall be bound by the provisions set out in paragraph 3 of Part Seven of the Circular.

3.7 (A)	If at the Scheme Record Time the number of Scheme Shares held by a person who has elected to receive Loan Notes is equal to or exceeds the number of Scheme Shares in respect of which an election for Loan Notes made by him or her would otherwise be effective, the validity of his or her election shall not be affected by any alteration in his or her holding of Scheme Shares between the date on which he or she made such election and the Scheme Record Time and any reductions in his or her holding shall, if applicable, be treated as disposals of those Scheme Shares in respect of which he or she did not elect to receive Loan Notes.

(B)	If at the Scheme Record Time the number of Scheme Shares held by a person who has so elected to receive Loan Notes is less than the number of Scheme Shares in respect of which the holder has elected to receive such Loan Notes, he or she shall be treated as having validly elected to receive Loan Notes in respect of all of his or her Scheme Shares.
4.  Acquisition of Loan Note Elected Shares

4.1	Forthwith and conditional upon the cancellation of the Cancellation Shares becoming effective in accordance with clause 8.1 of this Scheme, the allotment of the BOC Shares referred to in clause 1.2(B) of this Scheme and the registration of such BOC Shares in the name of Linde and/or its nominees, but subject to clause 3.2 of this Scheme, Linde or its nominees shall acquire all the Loan Note Elected Shares (if any) fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto including the right to receive and retain all dividends and other distributions announced, declared or paid on or after 6 March 2006, other than the Second Interim Dividend (to the extent set out in paragraph 2 of Part Two of the Circular).

4.2	For such purposes, the Loan Note Elected Shares shall be transferred to Linde and/or its nominees and to give effect to such transfer any person may be appointed by Linde to execute as transferor an instrument of transfer of, or give any instruction to transfer, any Loan Note Elected Shares and every instrument of, or instruction to, transfer so executed or given shall be as effective as if it had been executed or given by the holder or holders of the Loan Note Elected Shares thereby transferred.

PART TEN: THE SCHEME OF ARRANGEMENT
5.  Payments

5.1	Not more than 14 days after the Effective Date, Linde shall:

(A)	in the case of Cancellation Shares which at the Scheme Record Time were in certificated form, dispatch, or procure the dispatch of, to the persons entitled thereto in accordance with the provisions of clause 5.2 of this Scheme, cheques for the sums payable to them respectively in accordance with clause 2 of this Scheme or, in the case of Cancellation Shares which at the Scheme Record Time are in uncertificated form, ensure that a CREST payment obligation in respect of the sums payable to the persons entitled thereto is created in accordance with the CREST payment arrangements provided that Linde reserves the right to make payment of the said consideration by cheque as aforesaid if, for any reason, it wishes to do so; and

(B)	against the execution of any instrument of, or instruction to, transfer referred to in clause 4 of this Scheme, in the case of Loan Note Elected Shares, issue the Loan Notes which it is required to issue pursuant to clause 3 of this Scheme and deliver certificates therefor to the persons entitled thereto, in accordance with the provisions of clause 5.2 of this Scheme.

5.2	All deliveries of cheques and certificates required to be made pursuant to this Scheme shall be effected by posting the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time) or in accordance with any special instructions regarding communications, and neither Linde nor the Company shall be responsible for any loss or delay in the transmission of cheques or certificates sent in accordance with this clause 5.2 which shall be sent at the risk of the person entitled thereto.

5.3	All cheques shall be made payable to the person to whom in accordance with the foregoing provisions of this clause 5 the envelope containing the same is addressed and the encashment of any such cheque shall be a complete discharge by Linde of the monies represented thereby. In respect of payments made through CREST, Linde shall ensure that an assured payment obligation is credited in accordance with the CREST assured payment arrangements. The creation of such an assured payment arrangement shall be a complete discharge of Linde’s obligations under this Scheme with reference to payments made through CREST.

5.4	The provisions of this clause 5 shall be subject to any prohibition or condition imposed by law.
6.  Certificates and Cancellations

6.1	With effect from and including the Effective Date:

(A)	all certificates representing Cancellation Shares shall cease to have effect as documents of title to the Cancellation Shares comprised therein; and

(B)	in respect of those holders of Cancellation Shares holding Cancellation Shares in uncertificated form, CRESTCo shall be instructed to cancel such holders’ entitlements to such Cancellation Shares.

6.2	Appropriate entries will be made in the Company’s register of members with effect from the Effective Date to reflect the cancellation of all Cancellation Shares.
7.  Dividend Mandates
All mandates and other instructions to the Company in force at the Scheme Record Time relating to Loan Note Elected Shares shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates in relation to the payment of interest and capital and instructions to Linde in relation to the Loan Notes issued in respect thereof.
8.  The Effective Date

8.1	This Scheme shall become effective in accordance with its terms as soon as an office copy of the Order shall have been delivered to the Registrar of Companies in England and Wales for registration and such office copy shall have been registered by him.

PART TEN: THE SCHEME OF ARRANGEMENT

8.2	Unless this Scheme shall become effective on or before 28 February 2007 or such later date, if any, as Linde and the Company may agree and the Court may allow, this Scheme shall never become effective.
9.  Modification
Linde and the Company may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.
Dated 22 July 2006

PART ELEVEN: DEFINITIONS

“2006 Awards”	awards under the BOC Share Schemes which may be exercised or released following the Effective Date and, if exercised or released, will be satisfied from the Excluded Shares or by the issue of BOC Shares

“2006 Options”	options under the BOC Share Schemes which may be exercised following the Effective Date and, if exercised, will be satisfied from the Excluded Shares or by the issue of BOC Shares

“Act” or “Companies Act”	the Companies Act 1985, as amended

“ADR Record Date”	24 July 2006

“ADS Voting Instruction Card”	the voting instruction card for use by registered holders of BOC ADSs to provide instructions to the Depositary as to how to vote the BOC Shares represented by their BOC ADSs in connection with the Court Meeting and the EGM

“Australia”	the Commonwealth of Australia, its territories and possessions

“Board” or “BOC Board”	the board of directors of BOC

“BOC”	The BOC Group plc, a company incorporated in England and Wales with registered number 22096

“BOC ADS”	one or more BOC American Depositary Shares evidenced by an American Depositary Receipt and representing two BOC Shares

“BOC Directors”	the persons whose names are set out in paragraph 2.1 of Part Nine of this document or, where the context so requires, the directors of BOC from time to time

“BOC Employee Share Trust”	The BOC Group plc Employee Share Trust (1995) dated 8 February 1995

“BOC Group”	BOC and its subsidiaries and subsidiary undertakings and, where the context admits, each of them

“BOC Shareholders”	the holders of BOC Shares

“BOC Shares”	the ordinary shares of 25 pence each in the capital of BOC

“BOC Sharesave Schemes”	the BOC UK Savings-Related Share Option Schemes 1995, the BOC UK Savings-Related Share Option Plan 2005, the BOC Republic of Ireland Savings-Related Share Option Scheme 2005, the BOC Employee Share Option Scheme (Australia) 1995, the BOC Employee Share Option Scheme (New Zealand) 1995, the BOC Employee Share Option Scheme (Australia) 2005 and the BOC Employee Share Option Scheme (New Zealand) 2005

“BOC Share Schemes”	the BOC Executive Share Option Scheme 1995, the BOC Executive Share Option Scheme 1995 Jersey, the BOC Executive Share Option Scheme 2003, the BOC Long Term Incentive Plan, the BOC Share Matching Plan and the BOC Sharesave Schemes

“BOC UK Defined Benefit Pension Schemes”	the BOC Pension Scheme and the BOC Senior Executive Pension Scheme

“Break Fee Agreement”	the break fee agreement entered into by Linde and BOC on 6 March 2006

“Business Day”	a day, other than a Saturday or Sunday or public holiday or bank holiday, on which banks are generally open for normal business in the City of London

“Canada”	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof

“Cancellation Shareholders”	holders of Cancellation Shares

“Cancellation Shares”	Scheme Shares, other than the Loan Note Elected Shares

“Capital Reduction”	the reduction of BOC’s share capital under section 137 of the Act provided for by the Scheme

PART ELEVEN: DEFINITIONS

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST)

“City Code”	the City Code on Takeovers and Mergers

“closing price”	the closing middle-market quotation of a BOC Share as derived from the Official List on any particular day

“Conditions”	the conditions to the implementation of the Scheme and the Offer, which are set out in Part Three of this document

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the meeting of the BOC Shareholders convened by order of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme, including any adjournment thereof, notice of which is set out in Part Twelve of this document

“Credit Agreement”	the credit agreement originally entered into on 3 March 2006 by Linde with, amongst others, Commerzbank AG, Deutsche Bank AG, Dresdner Kleinwort Wasserstein — The Investment Banking Division of Dresdner Bank AG, Morgan Stanley Bank International Limited and The Royal Bank of Scotland plc as mandated lead arrangers and Deutsche Bank Luxembourg S.A. as facility agent — as the same may be amended and restated from time to time

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations

“CRESTCo”	CRESTCo Limited

“CREST Manual”	the CREST Manual referred to in agreements entered into by CRESTCo

“Deposit Agreement”	the amended and restated deposit agreement between the Depositary, BOC and holders of ADRs, dated 18 September 1996

“Depositary”	JPMorgan Chase Bank, N.A., 4 New York Plaza, New York, New York 10004, United States, as depositary under the Deposit Agreement

“Deutsche Bank”	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB

“Disclosure Period”	the period commencing on 24 January 2005 (being the date 12 months prior to the commencement of the Offer Period) and ending on 18 July 2006 (the last practicable date prior to the publication of this document)

“Dividend Reinvestment Plan”	the plan operated by BOC through which BOC Shareholders may invest the whole of their cash dividend in additional BOC Shares

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms pursuant to clause 8 of the Scheme

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the BOC Shareholders convened by the notice set out in Part Thirteen of this document, including any adjournment thereof

“Excluded Shares”	the BOC Shares held by the trustee of the BOC Employee Share Trust (being a maximum of 4,258,686 BOC Shares), all of which will not be acquired or cancelled pursuant to the Scheme in order to be kept available to satisfy 2006 Options and 2006 Awards

“Explanatory Statement”	this document and, in particular, Part Two of this document, which has been prepared in accordance with section 426 of the Act

“Form of Proxy”	either or both of the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the EGM which accompany this document, as the context requires, and “Forms of Proxy” shall be construed accordingly

PART ELEVEN: DEFINITIONS

“FSA”	the Financial Services Authority

“Hearing”	the hearing by the Court of the petition to sanction the Scheme and to confirm the Capital Reduction

“HMRC”	H.M. Revenue & Customs

“holder”	a registered holder and includes any person(s) entitled by transmission

“IFRS”	international financial reporting standards

“interest payment dates”	has the meaning given to it in paragraph 2.1 of Part Six of this document, and “interest payment date” shall be construed accordingly

“interest period”	has the meaning given to it in paragraph 2.1 of Part Six of this document

“Japan”	Japan, its cities, prefectures, territories and possessions

“JPMorgan Cazenove”	JPMorgan Cazenove Limited, a private limited company, incorporated and registered in England and Wales, whose registered office is at 20 Moorgate, London EC2R 6DA

“LIBOR”	the London Interbank Offered Rate expressed as a rate per annum for six month sterling deposits of £1 million

“Linde”	Linde AG, a public company incorporated in Germany with registered number HRB 10000 (at the local court of Wiesbaden)

“Linde Directors”	the persons whose names are set out in paragraph 2.2 of Part Nine of this document or, where the context so requires, the members of the Executive Board of Linde from time to time

“Linde Event”	any event or circumstance attributable to any act or omission of Linde, its Supervisory or Executive Board or its advisers (acting in their capacity as such) or its financing banks or other debtholders or shareholders (acting in their capacity as such) which would materially delay or prevent completion of the acquisition other than the exercise by Linde or the financing banks of any rights under, or relating to, the conditions to the Offer

“Linde Group”	Linde and its subsidiaries and subsidiary undertakings and, where the context admits, each of them

“Linde Rights Offering”	the offering by way of a rights issuance to the then existing holders of shares in Linde and to holders of the €550,000,000 1.25 per cent. Convertible Notes Due 2009 issued by Linde Finance B.V. of new shares in Linde, as described in paragraph 7 of the Explanatory Statement in Part Two of this document

“Listing Rules”	the listing rules made by the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name, as amended

“Loan Note Alternative”	the alternative whereby (a) Scheme Shareholders (other than Restricted Overseas Persons) may elect to receive, subject to the terms and conditions set out in the Scheme, Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Scheme; and (b) holders of 2006 Options and/or 2006 Awards (including their spouses or civil partners to whom they transfer BOC Shares acquired on exercise/ vesting of those options and awards) (other than Restricted Overseas Persons) and/or Alan Ferguson (in respect of his special share award) may elect to receive, subject to the terms and conditions set out in this document, Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled in respect of their BOC Shares acquired after the Scheme Record Time and acquired by Linde under the proposed amendments to BOC’s articles of association

PART ELEVEN: DEFINITIONS

“Loan Note Deadline”	the latest time for lodging Loan Note Forms of Election, which will be 3:00 p.m. on Sunday 3 September 2006 or such other time and date as may be notified to BOC Shareholders via a Regulatory Information Service or as may otherwise be required by the Panel

“Loan Note Elected Shareholders”	holders of Loan Note Elected Shares, and “Loan Note Elected Shareholder” shall be construed accordingly

“Loan Note Elected Shares”	Scheme Shares (if any) in respect of which (a) valid elections are made under the Loan Note Alternative in accordance with its terms; and (b) Loan Notes are to be issued in accordance with the Loan Note Alternative

“Loan Note Form of Election”	the green form of election relating to the Loan Note Alternative and accompanying this document

“Loan Note Instruments”	the loan note instruments constituting the Loan Notes

“Loan Notes”	the loan notes of Linde to be issued pursuant to the Loan Note Alternative which, at the election of the relevant Scheme Shareholder, shall be either QCB or Non QCB Loan Notes (as the case may be), particulars of which are summarised in Part Six of this document

“London Stock Exchange”	London Stock Exchange plc

“Meetings”	the Court Meeting and/or the EGM, as the case may be and “Meeting” shall be construed accordingly

“Merrill Lynch”	Merrill Lynch International, a private unlimited company, incorporated and registered in England and Wales, whose registered office is at 2 King Edward Street, London EC1A 1HQ

“Morgan Stanley”	Morgan Stanley & Co. Limited, a private limited company, incorporated and registered in England and Wales, whose registered office is at 25 Cabot Square, Canary Wharf, London E14 4QA

“New BOC Shares”	the new ordinary shares of 25 pence each in the capital of BOC to be issued in accordance with clause 1.2(B) of the Scheme

“New Linde Shares”	the new shares in Linde issued as part of the Linde Rights Offering

“Non QCB Loan Notes”	the Loan Notes which contain a provision giving Linde the option to repay amounts owing under the Non QCB Loan Notes in US dollars

“Offer”	the offer by Linde for BOC to be implemented by way of the Scheme and the other matters relevant thereto to be considered at the Court Meeting and the EGM (or, if, with the consent of the Panel and, subject to a continuing recommendation by the BOC Board and no bona fide competing proposal having been made public, BOC, Linde so elects, to be implemented by a takeover offer)

“Offer Period”	the period commencing on 24 January 2006 and ending on the Effective Date, or such other date as the Panel may decide

“Official List”	the Daily Official List of the UK Listing Authority

“Order”	the order of the Court sanctioning the Scheme under section 425 of the Act and confirming the Capital Reduction

“Order Date”	the date on which the Court makes the Order

“Overseas Persons”	BOC Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the UK

“Panel”	the Panel on Takeovers and Mergers

“Pensions Regulator”	the Pensions Regulator established under the Pensions Act 2004 or any successor body which is established in relation to occupational pension schemes

“Pre-Conditions”	the pre-conditions to the making of the Offer set out in paragraph 1 of Part Three of this document which were satisfied before this document was posted

PART ELEVEN: DEFINITIONS

“QCB Loan Notes”	the Loan Notes which do not contain a provision giving Linde the option to repay amounts owing under the QCB Loan Notes in US dollars

“QCB Noteholder”	has the meaning given to it in paragraph 3.1 of Part Six of this document

“Registrars”	Lloyds TSB Registrars

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755)

“Regulatory Approvals”	all regulatory approvals and consents necessary for Linde to acquire BOC pursuant to the Offer

“Regulatory Information Service”	any of the regulatory information services set out in Appendix 3 to the Listing Rules from time to time

“Remuneration Committee”	the remuneration committee of the BOC Board

“Restricted Overseas Person”	(i) a US Person, (ii) a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Linde reasonably believes to be in or resident in, Canada, Australia, Japan, Malaysia or New Zealand and (iii) persons in any other jurisdiction (other than persons in the United Kingdom) whom Linde is advised it is necessary to treat as restricted overseas persons in order to avoid the requirement to comply with any governmental or other consent, or any registration or other formality which Linde regards as unduly onerous

“Scheme” or “Scheme of Arrangement”	the proposed scheme of arrangement under section 425 of the Act to effect the Offer between BOC and BOC Shareholders, as set out in Part Ten of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by BOC and Linde

“Scheme Document”	this circular dated 22 July 2006 addressed to BOC Shareholders and others containing, among other things, the terms and conditions of the Scheme, certain information about BOC, and Linde, the notices convening the Meetings and an explanatory statement in compliance with section 426 of the Act

“Scheme Record Time”	6:00 p.m. (London time) on the day immediately before the Effective Date

“Scheme Shareholders”	the holders of Scheme Shares

“Scheme Shares”	BOC Shares which are:

(i)	in issue at the date of this document;

(ii)	(if any) issued after the date of this document and before the Voting Record Time; and

(iii)	(if any) issued at or after the Voting Record Time and before 6:00 p.m. on the day before the Order Date, in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Excluded Shares and any BOC Shares which are beneficially held by a member of the Linde Group

“SEC”	the United States Securities and Exchange Commission

“Second Interim Dividend”	the second interim dividend, the details of which are set out in paragraph 2 of Part Two of this document, to be paid by BOC to the BOC Shareholders because the announcement of the satisfaction of the Pre-Conditions was not made on or before 7 June 2006

“subsidiary”	has the meaning given in section 736 of the Act

“subsidiary undertaking”	has the meaning given in section 258 of the Act

PART ELEVEN: DEFINITIONS

“Total Revenue”	means total revenue, including share of revenue, generated by joint ventures and associates

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK GAAP”	generally accepted accounting principles applied in the UK

“UK Listing Authority”	the FSA in its capacity as the competent authority for listing in the United Kingdom

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST

“US” or “United States”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

“US Exchange Act”	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder

“US Person”	a “US person” as defined in Regulation S under the US Securities Act

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Voting Record Time”	6:00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6:00 p.m. on the second day before the date of such adjourned meeting

“Wider BOC Group”	has the meaning given to it in paragraph 3 of Part Three of this document

“Wider Linde Group”	has the meaning given to it in paragraph 3 of Part Three of this document

“£” or “sterling”	pounds sterling, or the lawful currency of the UK from time to time

“€”	Euros, or the European common currency adopted by certain members of the European Union

“$” or “US dollars”	United States dollars, or the lawful currency of the United States from time to time

PART TWELVE: NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 4894 OF 2006
CHANCERY DIVISION
COMPANIES COURT
IN THE MATTER OF THE BOC GROUP plc
and
IN THE MATTER OF THE COMPANIES ACT 1985
NOTICE IS HEREBY GIVEN that, by an order dated 10 July 2006 made in the above matters, the Court has directed a meeting to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between The BOC Group plc (the “Company”) and the Scheme Shareholders (as defined in such Scheme of Arrangement) and that such meeting will be held at the New Connaught Rooms (the Grand Hall), 61-65 Great Queen Street, Covent Garden, London WC2B 5DA, England on Wednesday 16 August 2006 at 2:00 p.m. at which place and time all such holders of Scheme Shares are requested to attend.
A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.
Holders of Scheme Shares may vote in person at the meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company.
A blue Form of Proxy for use at the meeting is enclosed with this notice. Completion and return of a Form of Proxy, or the appointment of a proxy electronically in accordance with the procedures referred to below, will not preclude a holder of Scheme Shares from attending and voting in person at the meeting, or at any adjournment thereof.
Proxy appointment and instructions may also be registered electronically by logging on to the Registrars’ website, www.sharevote.co.uk, where full details of the procedure are given. Alternatively, shareholders who have already registered with Lloyds TSB Registrars’ on-line portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on ‘Company Meetings’. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 2:00 p.m. on Monday 14 August 2006. Please note that any electronic communication found to contain a computer virus will not be accepted. Shareholders with Scheme Shares held through CREST may also appoint a proxy using CREST by following the instructions set out in note 7 of the EGM notice contained in Part Thirteen of the document of which this notice forms part.
In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.
It is requested that blue forms appointing proxies be lodged with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZN not less than 48 hours before the start of the meeting but, if forms are not so lodged, they may be handed to the Chairman of the Meeting or the Registrars before the start of the Meeting and will still be valid. In order to be valid, the appointment of a proxy electronically in accordance with the procedures described above must be made not less than 48 hours before the start of the meeting.
Entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6:00 p.m. on the day which is two days immediately before the meeting or any adjourned meeting (as the case may be). In each case, changes to the register of members after such time will be disregarded.

PART TWELVE: NOTICE OF COURT MEETING
By the said order, the Court has appointed Sir Rob Margetts or, failing him, Sir Christopher O’Donnell or, failing him, Tony Isaac to act as Chairman of the meeting and has directed the Chairman to report the result of the meeting to the Court.
The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.
SLAUGHTER AND MAY
One Bunhill Row
London EC1Y 8YY

Solicitors for the Company	Dated 22 July 2006

PART THIRTEEN: NOTICE OF EXTRAORDINARY GENERAL MEETING
THE BOC GROUP plc
Notice is hereby given that an Extraordinary General Meeting of The BOC Group plc (the “Company”) will be held at the New Connaught Rooms (the Grand Hall), 61-65 Great Queen Street, Covent Garden, London WC2B 5DA, England on Wednesday 16 August 2006 at 2:15 p.m. (or as soon thereafter as the Court Meeting (as defined in the Scheme as referred to and defined in the resolution set out below) convened for 2:00 p.m. on the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.
SPECIAL RESOLUTION
THAT:
For the purpose of giving effect to the Scheme of Arrangement dated 22 July 2006 (the “Scheme”) in its original form or with or subject to any modification, addition or condition (including, without limitation, any modification or addition which represents an improvement in the value and/or terms of the Offer to BOC Shareholders) approved or imposed by the Court:

(A)	the directors of the Company be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme into effect;

(B)	the share capital of the Company be reduced by cancelling and extinguishing all the Cancellation Shares (as defined in the Scheme);

(C)	forthwith and contingently on such reduction of capital taking effect (and notwithstanding anything to the contrary in the articles of association of the Company):

(i)	the authorised share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of 25 pence each as shall be equal to the number of Cancellation Shares cancelled at sub-paragraph (B) above;

(ii)	the reserve arising in the books of account of the Company as a result of the cancellation of the Cancellation Shares be applied in paying up in full at par the new ordinary shares of 25 pence each referred to in sub-paragraph (i) above, such new ordinary shares to be allotted and issued, credited as fully paid up, to Linde and/or its nominee(s) in accordance with the Scheme; and

(iii)	the directors of the Company be hereby authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to give effect to this resolution and accordingly to effect the allotment of the new ordinary shares referred to in sub-paragraph (i) above, provided that (a) this authority shall expire on the fifth anniversary of this resolution, (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be 590,000,000 and (c) this authority shall be without prejudice and in addition to any other authority under the said section 80 previously granted before the date on which this resolution is passed;

(D)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 147:
      “147 Scheme of Arrangement

(i)	In this article, references to the “Scheme” are to the Scheme of Arrangement between BOC and the Scheme Shareholders (as defined in the Scheme) dated 22 July 2006 as it may be modified or amended (including, without limitation, any modification, addition or condition approved or imposed by the Court) under section 425 of the Companies Act 1985 and terms defined in the Scheme shall have the same meanings in this article. References to “Spouse” include a civil partner under the UK Civil Partnership Act 2004.

(ii)	If BOC issues any shares (other than to Linde AG (“Linde”) or its nominee(s)) on or after the date of the adoption of this article and on or prior to 6:00 p.m. on the day before the Order Date (as defined in the Scheme) such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes thereof) and the holder or holders of such shares shall be bound by the Scheme accordingly.

PART THIRTEEN: NOTICE OF EXTRAORDINARY GENERAL MEETING

(iii)	Subject to the Scheme becoming effective, if (a) any shares are issued or transferred pursuant to paragraph (iv) below to any person or any Excluded Shares (as defined in the Scheme) are transferred to any person (in each case, a “New Member”) (other than under the Scheme or to Linde or its nominee(s)) after 6:00 p.m. on the day before the Order Date or (b) the trustee of The BOC Group plc Employee Share Trust (1995) dated 8 February 1995 (the “Trustee”) holds any Excluded Shares on the day immediately following the day falling six months after the date on which the Scheme takes effect (the “Post-Scheme Shares”), such shares will (subject to paragraph (iv) below) be immediately transferred to Linde or as it may direct (the “Purchaser”) in consideration of, and conditional on, the payment by the Purchaser to the New Member or the Trustee of such amount of cash consideration or, provided the New Member, or the New Member’s Spouse to whom some or all of such New Member’s Post-Scheme Shares are to be transferred in accordance with paragraph (iv) below, is not a Restricted Overseas Person (as defined in the Scheme), Loan Notes (as defined in the Scheme), as the New Member or Trustee has elected, as would have been issued pursuant to the Scheme for each such share as if it were a Scheme Share. Provided that a New Member who acquires Post-Scheme Shares more than six months after the date on which the Scheme takes effect may not elect to receive Loan Notes as consideration for any Post-Scheme Shares issued or transferred to him or her and any election to receive Loan Notes made by any such New Member shall be void.

(iv)	Any New Member may, prior to the issue or transfer of Post-Scheme Shares to him or her pursuant to the exercise of an option under one of BOC’s employee share schemes, give no less than two business days’ written notice to BOC of his or her intention to transfer some or all of such Post-Scheme Shares to his or her Spouse and may, if such notice has been validly given, on such Post-Scheme Shares being issued or transferred to him or her immediately transfer to his or her Spouse any such Post-Scheme Shares, provided that such Post-Scheme Shares will then be immediately transferred from that Spouse to the Purchaser pursuant to paragraph (iii) above as if the Spouse were a New Member. For the avoidance of doubt, where (a) a New Member’s Spouse is a Restricted Overseas Person or (b) a New Member’s Spouse has acquired Post-Scheme Shares pursuant to this paragraph (iv) more than six months after the date on which the Scheme takes effect, such New Member’s Spouse may not elect to receive Loan Notes as consideration for any Post-Scheme Shares transferred to him or her and any election to receive Loan Notes previously made by a New Member in respect of Post-Scheme Shares which are subsequently transferred to his or her Spouse pursuant to this paragraph (iv) shall be void.

(v)	On any reorganisation of, or material alteration to, the share capital of BOC (including, without limitation, any subdivision and/or consolidation), the value of the consideration per share to be paid under paragraph (iii) of this article shall be adjusted by the directors in such manner as the auditors of BOC may determine to be appropriate to reflect such reorganisation or alteration. References in this article to shares shall, following such adjustment, be construed accordingly.

(vi)	To give effect to any transfer required by this article 147, BOC may appoint any person as attorney for the New Member or the Trustee to transfer the Post-Scheme Shares to the Purchaser and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest the Post-Scheme Shares in the Purchaser and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an attorney is so appointed, the New Member or the Trustee shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights attaching to the Post- Scheme Shares unless so agreed by the Purchaser. The attorney shall execute and deliver as transferor a form of transfer or instructions of transfer in respect of the Post-Scheme Shares on behalf of the New Member and/or the Trustee (or any subsequent holder) in favour of the Purchaser and BOC may give a good receipt for the purchase price of the Post-Scheme Shares and may register the Purchaser as holder thereof and issue to it certificates for the same. BOC shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares. Where a New Member, provided the New Member, or the New Member’s Spouse to whom some or all of such New Member’s Post-Scheme Shares are to be transferred in accordance with paragraph (iv) above, is not a Restricted Overseas Person (as defined in the Scheme), or the Trustee have made a valid

PART THIRTEEN: NOTICE OF EXTRAORDINARY GENERAL MEETING

election for and become entitled to receive Loan Notes as consideration for the transfer to the Purchaser of his or her Post-Scheme Shares, such election having been received by the Purchaser by not later than 5:00 p.m. on the day which, in relation to a New Member, is two business days after the day on which the Post-Scheme Shares are issued or transferred to such New Member and, in relation to the Trustee, is the day immediately following the day falling six months after the date on which the Scheme becomes effective, the Purchaser shall, within five business days of the time on which the Post-Scheme Shares are issued or transferred to such New Member or, in relation to the Trustee, the date of receipt of the election, issue Loan Notes to that New Member, provided the New Member, or the New Member’s Spouse to whom some or all of such New Member’s Post-Scheme Shares are to be transferred in accordance with paragraph (iv) above, is not a Restricted Overseas Person (as defined in the Scheme), or the Trustee in an amount equal to the purchase price of all those Post-Scheme Shares in respect of which such New Member or the Trustee has made a valid election. In respect of all those Post-Scheme Shares in respect of which no valid election to receive Loan Notes has been made, or in all cases where the New Member (or the New Member’s Spouse where the relevant Post-Scheme Shares have been transferred to such person) is a Restricted Overseas Person, the Purchaser shall send a cheque drawn on a UK clearing bank in favour of the New Member and/or the Trustee (or any subsequent holder) for the purchase price of such Post-Scheme Shares within five business days of the time on which the Post-Scheme Shares are issued or transferred to the New Member or are acquired from the Trustees.”

(E)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the deletion of Article 85 (Shareholding qualification) and the consequential renumbering of, and updating of cross-references in, the remaining articles.
By Order of the Board
Nick Deeming
Company Secretary
22 July 2006
Registered Office:
Chertsey Road
Windlesham
Surrey GU20 6HJ
Registered in England and Wales No. 22096
Notes:

1.	Only holders of ordinary shares of 25 pence in the capital of the Company are entitled to attend and vote at this meeting and may appoint one or more proxies to attend and, on a poll, vote instead of them. A proxy need not be a member of the Company.

2.	Completion and return of a form of proxy will not preclude a shareholder from attending the meeting and voting there in person.

3.	A white form of proxy is enclosed for use at this meeting. To be valid, completed forms of proxy must be returned so as to arrive at the offices of the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZN, not later than 2:15 p.m. on Monday 14 August 2006. Forms of proxy returned by fax will not be accepted.

A holder of BOC ADSs should complete the ADS Voting Instruction Card in relation to the voting rights attached to the BOC Shares represented by his or her BOC ADSs and return it in accordance with the instructions printed on it as soon as possible, and in any event so as to be received by JP Morgan Chase Bank, N.A., P.O. Box 3500, South Hackensack, New Jersey 07606-3500, United States by 3:00 p.m. (New York time) on Friday 11 August 2006. Those who hold their BOC ADSs indirectly must rely on the procedures of the bank, broker, financial institution or share plan administrator through which they hold their BOC ADSs if they wish to provide voting instructions.

PART THIRTEEN: NOTICE OF EXTRAORDINARY GENERAL MEETING

4.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6:00 p.m. on Monday 14 August 2006. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

5.	In the case of joint holders of ordinary shares the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

6.	Shareholders who prefer to register the appointment of their proxy electronically via the Internet can do so through the Lloyds TSB Registrars’ website at www.sharevote.co.uk where full instructions on the procedure are given. The personal reference number, card ID and account number printed on the form of proxy will be required to use this electronic proxy appointment system. Alternatively shareholders who have already registered with Lloyds TSB Registrars’ on-line portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on ‘Company Meetings’. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 2:15 p.m. on Monday 14 August 2006. Please note that any electronic communication found to contain a computer virus will not be accepted.

7.	Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the meeting or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars by no later than 2:15 p.m. on Monday 14 August 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsor or voting service provider, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or voting service provider are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8.	Voting on all resolutions at this meeting will be conducted on a poll rather than a show of hands. The Company will use the Lloyds TSB Registrars’ electronic ‘VoteNow’ system at the meeting.